SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
5 MARCH 2004
AngloGold Limited

(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:

Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes:

No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes:

No:

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:

No:

Enclosures:
ANGLOGOLD LISTINGS PARTICULARS

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, attorney, accountant, fund manager or other independent professional adviser duly authorised under the UK Financial Services and Markets Act 2000 if you are a resident in the United Kingdom or, if not, another appropriately authorised independent professional adviser.
The distribution of this document in jurisdictions other than Australia, France, Ghana, South Africa, the UK, the US and Zimbabwe may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.
A copy of this document which comprises listing particulars relating to AngloGold and has been prepared and published in accordance with the UK Listing Rules made under section 74 of the UK Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of the UK Financial Services and Markets Act 2000.
Applications have been made to the UKLA and to the LSE for the New AngloGold Ashanti Shares to be admitted to the Official List of the UKLA and for trading on the LSE's market for listed securities. In addition, application will be made for (a) the New AngloGold Ashanti Shares to be listed on the JSE and Euronext Paris and (b) the New AngloGold Ashanti ADSs to be listed on the NYSE. It is expected that admission of the New AngloGold Ashanti Shares to the Official List of the UKLA will become effective and that dealings in the New AngloGold Ashanti Shares on the LSE, the JSE, the ASX (after conversion to CDIs) and Euronext Paris and dealings in the New AngloGold Ashanti ADSs on the NYSE will commence on or about 27 April 2004.
The GSE has granted permission to AngloGold to list the AngloGold Ashanti Shares and the AngloGold Ashanti GhDSs on the First List of the GSE. The GSE assumes no responsibility for the correctness of any of the statements made or opinions or reports expressed or contained in this document. Admission to the First List of the GSE is not to be taken as an indication of the merits of AngloGold Ashanti or of the AngloGold Ashanti Shares or the AngloGold Ashanti GhDSs. It is expected that dealings in the AngloGold Ashanti Shares and the AngloGold Ashanti GhDSs on the GSE will commence on or about 27 April 2004.
ANGLOGOLD LIMITED
(Incorporated in the Republic of South Africa
with registration number 1944/017354/06)
to be renamed
AngloGold Ashanti Limited
Listing Particulars
relating to the recommended proposal for the Merger of
AngloGold Limited
and
Ashanti Goldfields Company Limited
by means of a Scheme of Arrangement
under section 231 of the Ghana Companies Code, 1963 (Act 179), as amended
The date of this document is: 3 March 2004

UBS Limited and First Africa Group Holdings (Pty) Ltd are acting for AngloGold in connection with the Merger and are not acting for any person other than AngloGold and will not be responsible to any person other than AngloGold for providing the protections afforded to their respective clients or for providing advice in connection with the Merger.
CIBC World Markets plc, which is regulated in the UK by the Financial Services Authority, is acting for Ashanti in connection with the Merger and is not acting for any person other than Ashanti and will not be responsible to any person other than Ashanti for providing the protections afforded to its clients or for providing advice in connection with the Merger.
The New AngloGold Ashanti Shares to be issued pursuant to the Scheme have not been, and are not required to be, registered under (a) the US Securities Act in reliance upon the exemption from the registration requirements provided by section 3(a)(10) thereof or (b) the securities laws of any state of the United States. Neither the SEC nor any state securities commission in the United States or any other US regulatory authority has approved or disapproved of these securities or passed upon the accuracy or adequacy of this document and any representation to the contrary is a criminal offence in the United States.
The Ghanaian Securities and Exchange Commission has been notified of the Merger pursuant to its mandate under section 9(b) of Securities Industry Law, 1993 (PNDCL 33), as amended, to maintain surveillance over activities in securities to ensure orderly, fair and equitable dealings in securities.
If you have any questions about the documents contained in this mailing or about any other matter related to the Merger, please call Bondholder Communications Group on +44 (0) 20 7236 0788 (in the United Kingdom), Merban Stockbrokers Limited on +233 (0) 21 251134 (in Ghana), Bondholder Communications Group on +1 888 385 2663 (Toll Free for US) or Imara Edwards Securities on +263 4 790090 in Zimbabwe. For legal reasons, these helplines will not be able to provide advice on the merits of the Merger itself or give financial advice.
This document does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale or distribution of the New AngloGold Ashanti Shares to be issued pursuant to the Scheme in any jurisdiction in which such offer or sale is not permitted.
This document has been prepared for the purposes of complying with English law and the UK Listing Rules made under section 74 of the UK Financial Services and Markets Act 2000 and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

ANGLOGOLD COMPANY INFORMATION AND ADVISERS
AngloGold Registered Office
11 Diagonal Street
Johannesburg 2001
PO Box 62117
Marshalltown 2107
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Registrars of AngloGold
In Ghana
In South Africa
In the United Kingdom
In Australia
NTHC Limited Computershare Limited Computershare Investor Computershare Investor
Martco House Ground Floor Services PLC Services Pty Limited
1st Floor, Okai Mensah Link 70 Marshall Street PO Box 82 Level 2, 45 St George's Terrace
(off Kwame Nkrumah Avenue) Johannesburg 2001 The Pavilions Perth, WA 6000
PO Box KIA 9563 PO Box 61051 Bridgwater Road GPO Box D182 Perth WA 6840
Adabraka, Accra Marshalltown 2107 Bristol BS99 7NH Australia
Ghana South Africa England Telephone: +61 8 9323 2000
Telephone: +233 021 238492-3 Telephone: +27 11 370 7700 Telephone: +44 870 702 0001 Fax: +61 8 9323 2033
Fax: +233 021 229975 Fax: +27 11 688 7719 Fax: +44 870 703 6119
Financial Advisers and Sponsors to AngloGold
Lead GSE Sponsoring Broker
Lead Financial Adviser and UKLA Sponsor
Financial Adviser
Merban Stockbrokers Limited UBS Limited First Africa Group Holdings (Pty) Ltd
Merchant Bank (Gh) Limited 1 Finsbury Avenue West Block, Ground Floor
Head Office Annex London EC2M 2PP South West Building
57 Examination Road United Kingdom Dunkeld Crescent, Albury Road
North Ridge Dunkeld West 2196
PO Box 401 Johannesburg
Accra South Africa
Ghana
Legal Advisers to AngloGold
In the United States
and the United Kingdom
In Ghana
and Lead Legal Adviser
In South Africa
In Zimbabwe
JLD Legal Consultancy Services Shearman & Sterling LLP Taback and Associates (Pty) Limited Kantor and Immerman
#865A/3 Kanda Highway Broadgate West First Floor, 21 West Street McDonald House
North Ridge, Accra 9 Appold Street Houghton 2198 10 Selous Avenue
PO Box GP 178, Accra London EC2A 2AP Johannesburg PO Box 19
Ghana United Kingdom South Africa Harare
Zimbabwe
Depositaries of AngloGold
Auditors of AngloGold
GhDS Depositary
ADS Depositary
Ernst & Young NTHC Limited The Bank of New York
Wanderers Office Park Martco House One Wall Street
52 Corlett Drive 1st Floor, Okai Mensah Link New York, New York 10286
Illovo (off Kwame Nkrumah Avenue) United States
Johannesburg 2196 PO Box KIA 9563
South Africa Adabraka, Accra
Registered Accountants and Auditors Ghana
Chartered Accountants (S.A.)

EXPECTED TIMETABLE OF PRINCIPAL EVENTS
(1)
Time
Date
Latest date and time for holders of Ashanti Depositary Securities to surrender to the relevant depositary their Ashanti Depositary Securities for conversion into Ashanti Shares to attend and vote at the Ashanti meetings (if so desired)
4:30 p.m. 31 March 2004
Latest date and time for lodging Voting Instruction Forms
4:30 p.m. 2 April 2004
Latest time for receipt of BLUE form of proxy for the Scheme Meeting
(2)
3:00 p.m. 6 April 2004
Latest time for receipt of YELLOW form of proxy for Ashanti Extraordinary General Meeting
(2)
3:00 p.m. 6 April 2004
Voting Record Time for Scheme Meeting 4.30 p.m. 6 April 2004
Scheme Meeting
11:00 a.m. 7 April 2004
Ashanti Extraordinary General Meeting
(3)
11:30 a.m. 7 April 2004
AngloGold General Meeting
11:00 a.m.
Johannesburg time
8 April 2004
Election Return Time 4.30 p.m. 21 April 2004
Court Hearing to confirm the Scheme
(4)
11:00 a.m. 23 April 2004
Last day of dealings in Ashanti Shares
(5)
23 April 2004
Record Time
(5)
4:30 p.m. 23 April 2004
Effective Date of the Scheme and Merger
(5)
26 April 2004
Commencement of dealings in New AngloGold Ashanti Securities
(5)
27 April 2004
Expected despatch of AngloGold Ashanti Securities and cash in lieu of fractional shares, if any
(5)
On or before
10 May 2004
Notes:
(1) All references to time set out above are references to Accra time (GMT) unless otherwise stated.
(2) If the BLUE form of proxy for the Scheme Meeting is not returned by this time, it may be handed to the chairman of the Scheme Meeting before the start of the meeting and will still be valid. However, in the case of the YELLOW form of proxy for the Extraordinary General Meeting, it will be invalid unless it is lodged with the relevant registrar so as to be received no later than the time shown above.
(3) Or, if later, immediately after conclusion or adjournment of the Scheme Meeting.
(4) The Court Hearing will be held at the High Court of Ghana in Accra, Ghana on 23 April 2004, at 11:00 a.m. (GMT). If the date changes, the date of all subsequent steps, including the Effective Date set out above, will be affected.
(5) These dates are indicative only and will depend, inter alia, on the date upon which the High Court confirms the Scheme.
Ashanti Securityholders will be kept advised of the progress of the Scheme and of any significant changes to the expected timetable of the Merger by announcements through the news services of the GSE, the LSE (through a Regulatory Information Service), the NYSE and ZSE as well as through publication in The Daily Graphic, The Business and Financial Times and The Ghanaian Times (Ghana), The Wall Street Journal (United States), The Financial Times (United Kingdom), The Herald (Zimbabwe) and Business Report (South Africa), or in such other manner as the High Court may direct.
If the scheduled date of the hearing of the High Court is changed, Ashanti will give at least five business days' notice thereof by delivering a press release for immediate dissemination through the news services of the GSE, the LSE (through a Regulatory Information Service), the NYSE and ZSE and by publication of such notice in The Daily Graphic, The Business and Financial Times, The Ghanaian Times, The Wall Street Journal, The Financial Times, The Herald and Business Report, or in such other manner as the High Court may direct. If the scheduled date of the hearing of the High Court is changed by more than seven days, Ashanti will also post notice of the date of the rescheduled hearing of the High Court to holders of Ashanti Shares (and to the relevant depositaries for the Ashanti ADIs, Ashanti GDSs and Ashanti ZDRs for delivery to the holders thereof).
An announcement will be made once the Merger becomes effective.

TABLE OF CONTENTS
Page
PRESENTATION OF INFORMATION
5
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION
6
DEFINITIONS
7
Part I:
Overview of the Merger
14
1. Introduction 14
2. Description of Agreements 15
Part II:
Overview of AngloGold Ashanti
17
1. Introduction 17
2. Benefits of the Merger 17
3. Prospects 18
4. Board of Directors 20
5. Stock Exchange Listings 21
6. Selected Financial Information Relating to AngloGold 21
7. Selected Financial Information Relating to Ashanti 23
8. Risk Factors Relating to AngloGold and AngloGold Ashanti 24
Part III:
Information on AngloGold
36
1. History 36
2. Overview 36
3. General Description of Operations 41
4. AngloGold's Rights to Mine and Title to Properties 51
5. Discussion of AngloGold's Financial Results and Results of Operations 55
6. Dividends and Dividend Policy 66
Part IV:
Information on Ashanti
68
1. History 68
2. Overview 68
3. General Description of Operations 70
4. Ashanti's Rights to Mine and Title to Properties 73
5. Summary Discussion of Results 79
Part V:
Financial Information on AngloGold
84
1.
Financial Information on AngloGold for the three financial years ended and as at 31 December 2002
84
2. Unaudited Results of AngloGold Limited for the year ended and as at 31 December 2003 123

Page
Part VI:
Financial Information on Ashanti
141
1. Financial Information on Ashanti for the three financial years ended and as at 31 December 2003 141
Part VII:
IFRS Reconciliation in Relation to Ashanti Financial Information
170
1. Discussion of the Qualitative Differences Between UK GAAP and IFRS 170
2. IFRS Reconciliation Statement 170
Part VIII: Unaudited Pro Forma Financial Information Relating to AngloGold Ashanti
182
Part IX:
Additional Information
191
1. Responsibility 191
2. Directors of AngloGold Ashanti 191
3. Interests of AngloGold Directors 194
4. Service Agreements and Emoluments of AngloGold Directors 196
5. Substantial Shareholdings 198
6. Description of AngloGold Ashanti Shares and Share Capital 199
7. Summary of Memorandum and Articles of Association of AngloGold 202
8. Share Incentive Scheme and Option Plan 207
9. Exchange Controls and Other Limitations Affecting AngloGold Ashanti and
AngloGold Ashanti Securityholders 209
10. Post-Merger Taxation 210
11. Working Capital 217
12. Material Contracts 218
13. Litigation 218
14. Expenses 219
15. Summary of the Transaction Agreement 219
16. Principal Subsidiaries and Other Principal Undertakings of AngloGold 221
17. Principal Investments by AngloGold in Other Undertakings and
Disposals of Principal Assets 222
18. Principal Establishments of AngloGold 223
19. Patents, Licences and Processes 223
20. Description of AngloGold Ashanti ADSs and AngloGold Ashanti GhDSs 223
21. Golden Share 236
22. Miscellaneous 236
23. Additional Information 237
24. Documents Available for Inspection 238

PRESENTATION OF INFORMATION
IFRS Financial Statements
As a company incorporated in South Africa, AngloGold prepares audited consolidated full-year financial statements and unaudited consolidated quarterly financial statements in accordance with IFRS and SA GAAP. These financial statements are distributed to shareholders and are submitted to the JSE, as well as the LSE, the NYSE, the ASX, Euronext Paris and Euronext Brussels and are submitted to the SEC on Form 6-K. The financial information for AngloGold prepared in accordance with IFRS included in this document has been extracted without material adjustment from the audited consolidated financial statements of AngloGold for the years ended and as at 31 December 2000, 2001 and 2002 and the unaudited consolidated financial statements for the year ended and as at 31 December 2003, reviewed by Ernst & Young in accordance with SAAS 910.
UK GAAP Financial Statements
Ashanti prepares its financial statements in accordance with UK GAAP. The financial information for Ashanti included in this document has been extracted without material adjustment from the audited consolidated financial statements of Ashanti for the years ended and as at 31 December 2001, 2002 and 2003 (subject to restatement of the financial information for the year ended 31 December 2001 for the adoption of FRS 19 as described in Part VI of this document), in each case prepared in accordance with UK GAAP. UK GAAP differs in certain respects from IFRS. For a conversion of the consolidated financial information of Ashanti for the three years ended 31 December 2003 from UK GAAP to IFRS as applied by AngloGold and a general discussion of the qualitative differences between UK GAAP and IFRS, see Part VII of this document.
US GAAP Financial Statements
AngloGold also prepares audited consolidated full-year financial statements under US GAAP, and Ashanti reconciles the shareholders' funds and the profit/loss attributable to shareholders from UK GAAP to US GAAP. These US GAAP financial statements and US GAAP reconciled financial statements are included in AngloGold's and Ashanti's respective annual reports on Form 20-F, filed with the SEC. Unaudited consolidated pro forma financial information of AngloGold prepared under US GAAP to show the effects of the Merger assuming that the Merger took place on 1 January 2003 for purposes of the income statement for the year ended 31 December 2003 and on 31 December 2003 for purposes of the balance sheet as at 31 December 2003 has been furnished by AngloGold to the SEC under Form 6-K.
AngloGold's and Ashanti's respective filings with the SEC of annual reports on Form 20-F and reports under Form 6-K are available to the public for inspection and copying. See paragraph 23 of Part IX of this document.
Currency
AngloGold presents its consolidated financial statements in US dollars. In 2001, AngloGold changed its presentation currency from South African rand to US dollars since a significant proportion of its sales revenues is realised in US dollars. Ashanti earns all of its revenues in US dollars and the majority of Ashanti's transactions are in US dollars or based on US dollars. As a result, Ashanti also prepares its financial statements in US dollars. Unless otherwise specified, financial information for AngloGold and Ashanti presented in this document is expressed in US dollars.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION
This document contains "forward-looking information" within the meaning of Section 27A of the US Securities Act and Section 21E of the US Securities Exchange Act. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including without limitation, those concerning: the economic outlook for the gold mining industry; expectations regarding gold prices and production; growth prospects and outlook of the Combined Group's operations, individually or in the aggregate, including the completion or commencement of the Combined Group's exploration and production projects; the Combined Group's liquidity and capital resources and capital expenditure; the timing, fulfilment of conditions, tax treatment and completion of the Merger; the value of the consideration to be received upon completion of the Merger, expectations regarding production and costs savings at AngloGold's and the Combined Group operations and their respective operating and financial performance and synergies and other benefits anticipated from the Merger. These forward-looking statements are not based on historical facts, but rather reflect AngloGold's current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as "believe", "aim", "expect", "anticipate", "intend", "foresee", "forecast", "likely", "should", "planned", "may", "estimated", "potential" or other similar words and phrases. Similarly, statements that describe AngloGold's or AngloGold Ashanti's objectives, plans or goals are or may be forward-looking statements.
These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold's or the Combined Group's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.
The risk factors described in this document beginning at paragraph 8 of Part II of this document could affect AngloGold's or AngloGold Ashanti's future results, causing these results to differ materially from those expressed in any forward-looking statements. These factors are not necessarily all of the important factors that could cause AngloGold's or AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.
You should review carefully all information included or referenced in this document. The forward-looking statements included in this document are made only as at the date of this document. Neither AngloGold nor AngloGold Ashanti undertakes any obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events except as required by law or by any appropriate regulatory authority. All subsequent written and oral forward-looking statements attributable to AngloGold or AngloGold Ashanti or any person acting on their behalf are qualified by the cautionary statements in this paragraph.

DEFINITIONS
"A$" or "Australian dollar" Australian dollar, the official currency of Australia
"AA plc"
Anglo American plc, a public limited company incorporated in England and Wales with registered number 3564138
"adjusted headline earnings"
headline earnings before unrealised non-hedge derivatives and marked- to-market of debt financial instruments; adjusted headline earnings is a non-GAAP measure of financial performance
"adjusted operating profits"
operating profits adjusted to exclude unrealised non-hedge derivatives; adjusted operating profits is a non-GAAP measure of financial performance
"AngloGold"
AngloGold Limited, a company incorporated with limited liability under the laws of South Africa with registration number 1944/017354/06
"AngloGold ADSs"
the American depositary shares of AngloGold, each of which represents one AngloGold Share deposited with The Bank of New York, as depositary for the AngloGold ADSs
"AngloGold Ashanti" AngloGold following the Merger
"AngloGold Ashanti ADSs"
AngloGold ADSs and New AngloGold Ashanti ADSs, each of which will represent one AngloGold Ashanti Share deposited with The Bank of New York, as depositary for the AngloGold Ashanti ADSs
"AngloGold Ashanti ADS the depositary agreement for the AngloGold Ashanti ADSs, amongst
Depositary Agreement"
AngloGold Ashanti, The Bank of New York, as depositary, and the holders of AngloGold Ashanti ADSs, dated as of 26 June 1998, as amended
"AngloGold Ashanti GhDS the depositary agreement for the AngloGold Ashanti GhDSs, to be entered
Depositary Agreement"
into amongst AngloGold Ashanti, NTHC Limited, as depositary, and Barclays Bank Ghana Limited, as custodian
"AngloGold Ashanti GhDSs"
the new Ghanaian depositary shares of AngloGold Ashanti, 100 of which will represent one AngloGold Ashanti Share deposited with NTHC Limited, as depositary for the AngloGold Ashanti GhDSs, required to be issued pursuant to the Scheme
"AngloGold Ashanti Securities"
AngloGold Ashanti Shares, AngloGold Ashanti ADSs, AngloGold Ashanti CDIs and AngloGold Ashanti GhDSs, or, as the context requires, any one of them
"AngloGold Ashanti Shareholders" holders of AngloGold Ashanti Shares
"AngloGold Ashanti Shares"
the ordinary shares with a par value of ZAR0.25 each in the capital of AngloGold Ashanti
"AngloGold Board" the board of directors of AngloGold
"AngloGold CDIs" or after the AngloGold Clearing House Electronic Subregister System (or CHESS)
Effective Date "AngloGold Depositary Interests, five of which represent one AngloGold Share, which
Ashanti CDIs"
after the Effective Date will become AngloGold Ashanti CDIs, five of which will represent one AngloGold Ashanti Share
"AngloGold Directors"
the directors of AngloGold, whose names are set out in paragraph 2.1 of Part IX of this document
"AngloGold Group" AngloGold and its subsidiary undertakings

"AngloGold Securityholders" holders of AngloGold Shares, AngloGold ADSs or AngloGold CDIs
"AngloGold Shares"
the ordinary shares with a par value of ZAR0.25 each in the capital of AngloGold
"AngloGold Shareholders" holders of AngloGold Shares
"Ashanti"
Ashanti Goldfields Company Limited, a company incorporated with limited liability under the laws of Ghana with registered number 7094
"Ashanti ADIs"
the interests in Ashanti Shares that are settled and traded within CREST as depositary interests
"Ashanti Board" the board of directors of Ashanti
"Ashanti Directors"
the directors of Ashanti, whose names are set out in paragraph 2.6 of Part IX of this document
"Ashanti Extraordinary the extraordinary general meeting of Ashanti Shareholders convened for
General Meeting"
11:30 a.m. on 7 April 2004 (or, if later, immediately after the conclusion or adjournment of the Scheme Meeting) at Len Clay Stadium, Obuasi, Ghana, including any adjournment thereof
"Ashanti GDSs"
the global depositary securities of Ashanti, each of which represents one Ashanti Share deposited with The Bank of New York (or such other person as may from time to time be appointed), acting in its capacity as depositary for the Ashanti GDSs
"Ashanti Group" Ashanti and its subsidiary undertakings
"Ashanti Scheme Document"
the scheme document sent by Ashanti to Ashanti Securityholders in connection with the Scheme Meeting
"Ashanti Securities"
the Ashanti Shares, Ashanti ADIs, Ashanti GDSs and Ashanti ZDRs or, as the context requires, any one of them
"Ashanti Securityholders" holders of Ashanti Shares, Ashanti ADIs, Ashanti GDSs or Ashanti ZDRs
"Ashanti Shareholders" holders of Ashanti Shares
"Ashanti Shares" the ordinary shares of no par value in the capital of Ashanti
"Ashanti ZDRs"
Zimbabwe depositary receipts of Ashanti, each of which represents one one- hundredth of an Ashanti Share deposited with Temple Assets (Private) Limited of 3rd floor, Unity Court, 64 Kwame Nkrumah Avenue, Harare, Zimbabwe (or such other person as may be appointed from time to time), acting in its capacity as depositary for the Ashanti ZDRs
"ASX" the Australian Stock Exchange Limited
"Bondholders" holders of Convertible Bonds
"Bond Trustee"
Law Debenture Trust Limited acting in its capacity as trustee of the Convertible Bonds
"Carbon-in-leach" or "CIL"
a process in which gold is leached from a slurry of gold ore with cyanide in agitated tanks and absorbed onto carbon granules in the same circuit; the carbon granules are separated from the slurry and treated separately to remove the gold

"Carbon-in-pulp" or "CIP"
a process in which gold is leached conventionally from a slurry of gold ore with cyanide in agitated tanks; the leached slurry then passes into the CIP circuit where carbon granules are mixed with the slurry and gold is absorbed onto the carbon; the granules are separated from the slurry and treated separately to remove the gold
"cash operating costs a measure of the average cost of producing an ounce of gold, calculated by
(cash operating costs per ounce)" dividing the total working costs in a period by the total gold production over the same period; cash operating costs (cash operating costs per ounce) are non- GAAP measures of financial performance
"cash operating profit"
adjusted operating profit plus amortisation of mining assets; cash operating profit is a non-GAAP measure of financial performance
"Combined Group" AngloGold Ashanti and its subsidiary undertakings following the Merger
"Companies Code" the Ghana Companies Code, 1963 (Act 179), as amended
"contained gold"
the total gold content of the orebody (tonnes multiplied by grade), irrespective of economic potential and without deduction for mining and processing losses prior to recovery
"Convertible Bonds"
the US$1,000,000,000 2,375 per cent Guaranteed Convertible Bonds due 2009 issued by AngloGold Holdings plc, a wholly-owned subsidiary of AngloGold, convertible into AngloGold ADSs and unconditionally and irrevocably guaranteed by AngloGold
"CREST"
the relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI No 2001/3755)) in respect of which CRESTCo Limited, a limited liability company incorporated in England and Wales with registered number 2878738, is the operator (as defined in such regulations), being a paperless settlement system enabling securities to be evidenced otherwise than by certificate and transferred otherwise than by way of written instrument
"depletion"
the decrease in quantity of ore in a deposit or property resulting from extraction or production
"dilution"
rock that is of necessity moved along with ore in the mining process, consequently lowering the grade of ore
"Effective Date" the date on which the Scheme becomes effective in accordance with its terms
"Existing Obuasi Mine" the existing mine above 50 level at Obuasi mine
"Ghana" the Republic of Ghana
"Golden Share"
the special rights redeemable preference share of no par value of Ashanti and held by the Government, further details of which are contained in paragraph 21 of Part IX of this document
"Government" the Government of Ghana
"Government Support Deed"
a deed of agreement, dated 4 December 2003, entered into between AngloGold and the Government pursuant to which the Government agreed, amongst other things, to vote in favour of the Scheme in its capacity as a shareholder of Ashanti
"grade"
the quantity of gold contained within a unit weight of gold-bearing material generally expressed in grams per metric tonne (g/t) and reflected on a delivered-to-mill basis
"GSE" the Ghana Stock Exchange

"High Court" the High Court of Ghana
"IFRS"
International Financial Reporting Standards, formerly referred to as International Accounting Standards (IAS)
"in situ deposit" reserves still in the ground
"JSE" the JSE Securities Exchange South Africa
"Listing Particulars"
the listing particulars relating to AngloGold prepared in accordance with the UK Listing Rules and Part VI of the UK Financial Services and Markets Act 2000, as they may be supplemented or amended from time to time
"Lonmin"
Lonmin Plc, a public limited company incorporated in England and Wales with registered number 00103002
"Lonmin Support Deed"
a deed of agreement, dated 4 August 2003, as amended on 17 October 2003, entered into between AngloGold and Lonmin pursuant to which Lonmin agreed, amongst other things, to vote in favour of the Scheme in its capacity as a shareholder of Ashanti
"LSE" the London Stock Exchange plc
"MENs"
US$75 million unsecured mandatorily exchangeable notes of Ashanti Capital (Second) Limited, a company incorporated in the Cayman Islands and a wholly-owned subsidiary of Ashanti with registered number 115822, exchangeable for Ashanti Shares and guaranteed by Ashanti and issued pursuant to a deed poll dated 27 June 2002 executed by Ashanti and Ashanti Capital (Second) Limited
"Merger"
the proposed merger to be effected by the Scheme as described in the Transaction Agreement
"metallurgical plant" a processing plant erected to treat ore and extract gold
"mine call factor"
the ratio, expressed as a percentage, of the total quantity of recovered and unrecovered mineral product after processing to the amount of mineral product estimated to be contained in the ore based on sampling
"mineral deposit"
a mineralised body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metal; this material or deposit does not qualify as a reserve until a comprehensive evaluation, based on costs, grade, recoveries and other factors, demonstrates economic feasibility and consequently, although the potential exists, there is no assurance that this mineral deposit will ever become an ore reserve
"Mineral Resources"
mineralisation which has been identified and estimated through exploration and sampling and within which Ore Reserves may be defined by the consideration and application of technical, economic, legal, environmental, social and governmental factors
"MPRDA"
the South African Mineral and Petroleum Resources Development Act, 2002
"New AngloGold Ashanti ADSs"
the new American depositary shares of AngloGold Ashanti, each of which will represent one New AngloGold Ashanti Share deposited with The Bank of New York, as depositary for the AngloGold Ashanti ADSs, required to be issued pursuant to the Scheme
"New AngloGold Ashanti Shares"
the new ordinary shares with a par value of ZAR0.25 each in the capital of AngloGold Ashanti required to be allotted and issued by AngloGold Ashanti pursuant to the Scheme and pursuant to the Stability Agreement

"non-GAAP measure"
a measure of financial performance otherwise than in accordance with IFRS or UK GAAP
"NYSE" the New York Stock Exchange, Inc.
"Obuasi Deeps"
the potential deep-level mining development below 50 level at the Obuasi mine
"Official List" the official list maintained by the UK Listing Authority
"Ore Reserves" or "reserves"
that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination
"ounce" used in imperial statistics; a troy ounce is equal to 31.1035 grams
"Parliament" the Parliament of Ghana
"Probable (indicated) reserves"
reserves for which quantity and grade and/or quality are computed from information similar to that used for Proved (measured) reserves, but the sites for inspection, sampling and measurement are further apart or are otherwise less adequately spaced; the degree of assurance, although lower than that for Proved (measured) reserves, is high enough to assume continuity between points of observation
"Proved (measured) reserves"
reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geological character is so well defined that size, shape, depth and mineral content of reserves are well established
"Queenstake" Queenstake Resources USA Inc.
"Randgold"
Randgold Resources Limited, a public limited company incorporated in Jersey with registered number 62686
"reclamation"
reclaiming, monitoring or pumping of slimes using high-pressure water cannons from the dumps to the metallurgical plants for processing
"recovered grade"
the function of processing plant feed grade multiplied by metallurgical recovery
"reef"
a gold-bearing sedimentary horizon, normally a conglomerate band, that may contain economic levels of gold
"refining" the final purification process of a metal or mineral
"Registrar of Companies"
the Registrar of Companies in Ghana appointed in accordance with section 328 of the Companies Code
"rehabilitation"
the process of restoring mined land to allow an appropriate post-mining use; rehabilitation standards are determined amongst others by the South African Department of Minerals and Energy, the US Bureau of Land Management, the US Environmental Protection Agency, and the Australian Minerals Industry Code for Environmental Management, and address ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues
"SAAS" South African Auditing Standard (or Standards)
"SAG"
Semi Autogenous Grinding, a method of grinding where ore in the mill is used as part or all of the grinding medium

"SA GAAP" generally accepted accounting practice in South Africa
"SARB" South African Reserve Bank
"Scheme"
the scheme of arrangement under section 231 of the Companies Code set out in the Ashanti Scheme Document in its present form or with or subject to any modification, addition or condition which the High Court may approve or impose and, if detrimental to AngloGold, to which AngloGold consents
"Scheme Meeting"
the meeting of Ashanti Shareholders convened by order of the High Court pursuant to section 231 of the Companies Code to consider and, if thought fit, approve the Scheme, including any adjournment thereof
"SEC" the US Securities and Exchange Commission
"SDRT" stamp duty reserve tax
"Share Exchange Ratio"
an exchange ratio of 0.29 New AngloGold Ashanti Shares, 0.29 New AngloGold Ashanti ADSs or, for Ghanaian residents only, 29 AngloGold Ashanti GhDSs for every Ashanti Share held
"South Africa" the Republic of South Africa
"South African Common the South African Common Monetary Area, including the Kingdom of Lesotho,
Monetary Area" the Kingdom of Swaziland, South Africa and the Republic of Namibia
"Stability Agreement" the agreement entered into between the Government and AngloGold, concerning certain fiscal and regulatory undertakings regarding the Combined Group and its operations in Ghana upon implementation of the Merger, as approved by Parliament on 18 February 2004
"STRATE"
Share Transactions Totally Electronic, an electronic settlement environment for transactions to be settled and transfer of ownership to be recorded electronically, which is managed by STRATE Limited, a company incorporated under the laws of South Africa with registration number 1998/022242/06
"subsidiary undertaking"
has the meaning given to that term in the UK Companies Act 1985, as amended
"tailings"
finely ground rock of low residual value from which valuable minerals have been extracted
"tailings dam (slimes dam)" dams or dumps created from tailings
"tonnage"
quantities where the tonne is an appropriate unit of measure; typically used to measure resources and reserves of gold-bearing material in situ or quantities of ore and waste material mined, transported or milled; reflected on a delivered-to-mill basis
"tonne" used in metric statistics and equal to 1,000 kilograms
"total cash costs total cash costs include site costs for all mining, processing, administration,
(total cash costs per ounce)"
royalties and production taxes, as well as contributions from by-products but are exclusive of depreciation, depletion and amortisation, rehabilitation, employment severance costs, corporate administration costs, capital costs and exploration costs; total cash costs per ounce is the attributable total cash costs divided by the attributable ounces of gold produced; total cash costs (total cash costs per ounce) are non-GAAP measures of financial performance

"total production costs a measure of the average cost of producing an ounce of gold, calculated by
(total production costs per ounce)" dividing the production costs (attributable production costs for AngloGold) in a period by the gold production (attributable gold production for AngloGold) over the same period; total production costs represent total cash costs (cash operating costs for Ashanti), plus depreciation, depletion and amortisation, employee severance costs and rehabilitation and other non-cash costs; total production costs (total production costs per ounce) are non-GAAP measures of financial performance
"Transaction Agreement"
the transaction agreement entered into between AngloGold and Ashanti dated 4 August 2003 and amended on 2 September 2003, 23 September 2003, 29 October 2003, 13 November 2003 and 12 December 2003, relating to the Merger
"UK GAAP" accounting principles generally accepted in the United Kingdom
"UK Listing Authority" or "UKLA"
the UK Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the UK Financial Services and Markets Act 2000, including where the context so permits, any committee, employee, officer or servant to whom any function of the UK Listing Authority may for the time being be delegated
"UK Listing Rules"
the rules and regulations made by the UK Listing Authority under Part VI of the UK Financial Services and Markets Act 2000, as amended from time to time
"United Kingdom" or "UK" the United Kingdom of Great Britain and Northern Ireland
"United States" or "US"
the United States of America, its territories and possessions, any state of the United States or the District of Columbia and all areas subject to its jurisdiction
"US cents" United States cents, being a sub-division of the US dollar
"US$" or "US dollar" United States dollar, the official currency of the United States
"US GAAP" generally accepted accounting principles in the United States
"US Securities Act" the US Securities Act of 1933, as amended
"US Securities Exchange Act" the US Securities Exchange Act of 1934, as amended
"waste"
material that contains insufficient mineralisation for consideration for future treatment and, as such, is discarded
"yield"
the amount of valuable mineral or metal recovered from each unit mass of ore expressed as ounces per short ton or grams per metric tonne
"ZAR" or "South African rand" the official currency of South Africa
"Zimbabwe" the Republic of Zimbabwe
"ZSE" the Zimbabwe Stock Exchange

Part I: Overview of the Merger
1.
INTRODUCTION
On 16 May 2003, AngloGold and Ashanti confirmed that they were in discussions regarding a proposed merger of the two companies and on 4 August 2003 the companies announced that they had agreed the terms of a recommended merger at an exchange ratio of 0.26 New AngloGold Ashanti Shares, 0.26 New AngloGold Ashanti ADSs or, for Ghanaian residents only, 26 AngloGold Ashanti GhDSs, for every Ashanti Share or Ashanti GDS, and that they had entered into the Transaction Agreement. On the same date, AngloGold entered into the Lonmin Support Deed, pursuant to which Lonmin agreed, amongst other things, to vote its Ashanti Shares in favour of the Merger.
Following the announcement of these agreements, Ashanti announced on 8 August 2003 that it had received a merger proposal from Randgold. After further discussions with AngloGold and detailed, careful consideration of the Randgold proposal, and following the increase by AngloGold in the offer consideration to 0.29 New AngloGold Ashanti Shares, 0.29 New AngloGold Ashanti ADSs or, for Ghanaian residents only, 29 AngloGold Ashanti GhDSs, for every Ashanti Share or Ashanti GDS, the Ashanti Board announced on 14 October 2003 that it was recommending an improved final merger offer from AngloGold.
Following receipt of a revised proposal from Randgold on 24 October 2003, the Ashanti Board announced on 27 October 2003 that it had unanimously resolved to continue to recommend AngloGold's improved final merger offer.
On 28 October 2003, the Government announced its support for the Merger as well as the principal terms of a stability undertaking which the Government intended to enter into with AngloGold. On 12 December 2003, AngloGold and the Government entered into the Government Support Deed, pursuant to which the Government agreed, amongst other things, to vote its Ashanti Shares in favour of the Merger. Following the approval by Parliament of the terms of the Stability Agreement on 18 February 2004, AngloGold and the Government entered into the Stability Agreement.
The Merger is to be effected by means of a Ghanaian Scheme of Arrangement under section 231 of the Companies Code, which requires the approval of not less than three-fourths of the votes cast by Ashanti Shareholders present and entitled to vote either in person or by proxy at a Court-convened shareholder meeting and the confirmation of the High Court of Ghana. Under the terms of the Merger, Ashanti Securityholders will receive for every Ashanti Share or Ashanti GDS 0.29 New AngloGold Ashanti Shares or 0.29 New AngloGold Ashanti ADSs. Ashanti Shareholders resident in Ghana will, unless they elect otherwise, receive AngloGold Ashanti GhDSs, 100 of which will represent one AngloGold Ashanti Share, in exchange for their Ashanti Shares on the basis of 29 AngloGold Ashanti GhDSs for every Ashanti Share.
Following the Merger, Ashanti will become a private company within the meaning of the Companies Code and a wholly-owned subsidiary of AngloGold Ashanti and the Ashanti Securities will cease to be listed on the GSE, the LSE, the NYSE and the ZSE. AngloGold has agreed to convene a general meeting of its shareholders to consider a special resolution to change its name to AngloGold Ashanti Limited as of completion of the Merger. This special resolution to approve the change of name will need to be passed at a general meeting of AngloGold at which shareholders holding in aggregate not less than one-fourth of the total votes of all of the shareholders entitled to vote thereat are present in person or by proxy, and the resolution will need to be approved on a show of hands, by no less than three-fourths of the AngloGold shareholders entitled to vote on a show of hands at the meeting who are present in person or by proxy or, where a poll has been demanded, by no less than three-fourths of the total votes that AngloGold shareholders present in person or by proxy are entitled to cast. The board of directors of AngloGold has recommended that AngloGold Shareholders vote in favour of this special resolution. AngloGold has received an undertaking from its largest shareholder, AA plc, which currently holds approximately 54 per cent of AngloGold's issued share capital, to vote its AngloGold Shares in favour of this special resolution.
The Ashanti Board considers the terms of the Merger to be in the best interests of Ashanti Securityholders as a whole and of Ashanti. The Ashanti Board recommends that all Ashanti Securityholders vote in favour of the resolutions to be proposed at the Scheme Meeting and the Ashanti Extraordinary General Meeting, as the Ashanti Directors intend to do in respect of their own respective beneficial holdings, which amount in aggregate to 90,716 Ashanti Shares (representing 0.07 per cent of the issued ordinary share capital of Ashanti).

Chester Crocker, Lynda Chalker and Edward Haslam, being directors of Ashanti, have not taken part in the deliberations of the Ashanti Board relating to the recommendation of the Merger. Chester Crocker and Lynda Chalker have, or companies in which they have an interest have, entered into commercial contracts with AngloGold, its subsidiaries or its parent, AA plc. Edward Haslam did not participate because he is an executive director of Ashanti's largest shareholder, Lonmin, which has given an undertaking to AngloGold to support the Merger.
2.
DESCRIPTION OF AGREEMENTS
Transaction Agreement. The Transaction Agreement sets out the terms and conditions subject to which the Merger is to be effected and contains customary undertakings, representations, covenants, conditions and termination provisions. The Merger is, among other things, conditional upon the approval of the Scheme by Ashanti Shareholders and the confirmation of the Scheme by the High Court. If AngloGold wrongfully terminates the Transaction Agreement in breach of its obligations to complete the Merger, it will be committed to pay Ashanti US$75 million to compensate it for the damages Ashanti will have suffered as a result of the breach. If Ashanti wrongfully terminates the Transaction Agreement in breach of its obligations, it will be liable for all damages incurred by AngloGold, which, in that event, will not be subject to any cap. In either case, no payment will be made unless there has been a determination by the High Court of England that a breach of the Transaction Agreement has occurred. If the resolution to approve the Scheme is not passed by Ashanti Shareholders at the Scheme Meeting, then either AngloGold or Ashanti would be entitled to terminate the Transaction Agreement and would not, in the absence of any breach of any other obligations under the Transaction Agreement, be liable to pay any charges thereunder.
More details of the Transaction Agreement are set out in paragraph 15 of Part IX of this document.
Shareholder Support Deeds. AngloGold has entered into the Lonmin Support Deed and the Government Support Deed with Lonmin and the Government, respectively, the two major shareholders of Ashanti who together own 44.2 per cent of Ashanti's issued ordinary share capital, pursuant to which Lonmin and the Government have, amongst other undertakings, agreed to vote their Ashanti Shares in favour of the Merger.
Under the Government Support Deed, AngloGold has agreed that the Government will be able to recommend two Ghanaian citizens to the AngloGold Board, and AngloGold will appoint such persons as non-executive directors of AngloGold Ashanti upon the Merger becoming effective (subject to such persons being acceptable to the AngloGold Board and to Ashanti in accordance with the relevant applicable company laws). As at 27 February 2004 (being the latest practicable date prior to publication of this document), AngloGold has not received any recommendation from the Government in relation to such appointments.
In connection with the Merger, AngloGold has, pursuant to a registration rights agreement, granted registration rights to Lonmin in order to allow Lonmin to sell publicly in the United States the New AngloGold Ashanti Shares that it receives in the Merger in an orderly manner following the completion of the Merger. Without these registration rights, the sale of New AngloGold Ashanti Shares by Lonmin in the United States would be subject to certain resale restrictions.
Stability Agreement. AngloGold and the Government have also agreed the terms of a stability agreement (the "Stability Agreement") to govern certain aspects of the fiscal and regulatory framework under which AngloGold Ashanti will operate in Ghana upon the implementation of the Merger. The Stability Agreement was executed by AngloGold and the Government following the approval of its terms by Parliament on 18 February 2004.
Under the Stability Agreement, the Government has agreed to:
·    extend the term of the mining lease relating to the Obuasi mine until 2054 on its existing terms;
·    maintain the royalties payable by Ashanti with respect to its mining operations in Ghana at a rate of
3 per cent per annum of the total revenue from minerals obtained by Ashanti from such mining operations for a period of 15 years;
·    maintain the corporate tax rate for Ashanti and to fix it for each of its subsidiaries in Ghana at a rate of
30 per cent for a period of 15 years;
·    confirm that the rights of the Government of Ghana with respect to the Golden Share apply solely to
Ashanti's assets and operations in Ghana; and

·   authorise Ashanti and any or all of its subsidiaries in Ghana to retain up to 80 per cent of their exportation proceeds in foreign currencies offshore, or if such foreign currency is held in Ghana to guarantee the availability of such foreign currency.
The Government has also agreed that Ashanti's Ghanaian operations will not be adversely affected by any new enactments or orders or by changes to the level of payments of any customs or other duties relating to mining operations, taxes, fees and other fiscal imports or laws relating to exchange control, transfer of capital and dividend remittance for a period of 15 years after the Effective Date.
In consideration of these agreements and undertakings, AngloGold has agreed to issue to the Government 2,658,000 New AngloGold Ashanti Shares and to pay to the Government US$5 million in cash, promptly after the implementation of the Merger. AngloGold has also agreed to pay to the Government, on the Effective Date, US$5 million in cash towards the transaction costs incurred by the Government in its role as regulator of Ashanti.
In consideration of the agreements and undertakings contained in the Stability Agreement, AngloGold will also:
·   commit to recapitalisation of the Existing Obuasi Mine as well as to undertake further exploration with regard to Obuasi Deeps. AngloGold Ashanti proposes to spend US$220 million on the Existing Obuasi Mine over the five year period commencing 1 January 2004. This amount of US$220 million includes the amount of US$110 million in real terms which AngloGold intends to spend over the next five years on underground equipment, infrastructure and environmental and planning systems for the Existing Obuasi Mine as referred to in paragraph 2 of Part II of this document. With regard to Obuasi Deeps, by 31 December 2008 AngloGold Ashanti will conclude the required exploration programme and feasibility studies, at an estimated cost of US$44 million. Thereafter, if viable, development of Obuasi Deeps may proceed with preliminary scoping studies indicating an amount of US$570 million to be spent over the life of mine;
·   for a period of two years, not implement any new retrenchment programmes in Ghana (excluding individual dismissals from time to time) and to continue to apply Ashanti's existing and approved retrenchment programmes;
·   establish and/or maintain a community trust in Ghana to which AngloGold Ashanti will contribute a total amount of 1 per cent of its profits generated in Ghana; and
·   implement programmes pertaining to training, Malaria control and improvement of health, safety and working conditions.
The Stability Agreement will terminate automatically should the 2,658,000 AngloGold Ashanti Shares not be issued to the Government or the amount of US$5 million not be paid to the Government within three business days of the implementation of the Merger. The Stability Agreement will also automatically terminate upon the termination of the Government Support Deed.
In the event that after Parliament approves the Stability Agreement: (i) the Transaction Agreement is terminated by the mutual written consent of AngloGold and Ashanti or (ii) AngloGold wrongfully terminates the Transaction Agreement, AngloGold has agreed to promptly pay to the Government US$15 million in cash. The obligation to pay this amount would not be triggered if the resolution to approve the Scheme is not passed by Ashanti Shareholders at the Scheme Meeting.
Details of the rights attaching to the Golden Share are set out in paragraph 21 of Part IX of this document.

Part II: Overview of AngloGold Ashanti
1.
INTRODUCTION
AngloGold Ashanti will be a growth focused, leading global gold producer. It will have one of the largest gold Ore Reserves bases in the industry, a significant and well diversified production base, and the financial and technical resources to maximise organic growth from the existing asset base as well as to capitalise on further acquisition opportunities.
2.
BENEFITS OF THE MERGER
The AngloGold Directors and the Ashanti Directors believe that the Merger will allow the holders of AngloGold Securities and Ashanti Securities to benefit from the establishment of a global leader in the gold industry and they expect that the Merger will produce a Combined Group with the following attributes:
·   Growth/upside potential
·   an enhanced production profile is expected from existing brownfields opportunities;
·   AngloGold's proven ability in the development of deep-level projects should maximise the opportunity for the development of deep-level underground mining at Obuasi Deeps, where a scoping study has been undertaken to review the mine's potential down to 100 level as well as alternative production rates, infrastructure options and operating and capital cost projections;
·   a dedicated project team will undertake a feasibility study regarding Obuasi Deeps with anticipated expenditure for exploration and feasibility studies of US$44 million over the next five years. Including this amount, the total capital expenditure for Obuasi Deeps is estimated to be US$570 million in real terms over the expected life of mine;
·   AngloGold Ashanti intends to invest US$110 million in real terms over the next five years on underground equipment, infrastructure and environmental and planning systems for the Existing Obuasi Mine. This amount is in addition to capital expenditure already planned by Ashanti and is in addition to the US$44 million to be spent upon exploration for Obuasi Deeps as referred to above. Under the Stability Agreement, AngloGold Ashanti proposes to spend US$220 million on the Existing Obuasi Mine over the next five years, which amount includes the US$110 million mentioned immediately above. AngloGold management anticipates that these initiatives will improve underground working conditions and mine planning, thereby increasing efficiencies with the objective of reducing anticipated cash operating costs at Obuasi by an estimated US$20 per ounce in real terms over the next five years;
·   AngloGold Ashanti intends to accelerate its exploration programmes, particularly at Obuasi and at Siguiri;
·   AngloGold Ashanti will have land positions in some of the most prospective regions in the world; and
·   AngloGold's stronger balance sheet, combined with its proven capital raising capability, will ensure the funding of the above development projects at Obuasi and, in 2004, the CIP installation at Siguiri.
·   Synergies - the Merger is expected to generate tangible pre-tax synergy benefits of approximately
US$15 million per annum, before transaction expenses, expected from the first full year after completion, due to anticipated:
·   reduced financing costs - Ashanti's cost of funds is generally higher than that of AngloGold. Refinancing of certain of Ashanti's existing financing arrangements is expected to yield savings of approximately US$3 million per annum;
·   reduced administrative and procurement costs - These savings are expected to result in savings of approximately US$9 million per annum. They are principally expected to arise from two sources. First, the integration of corporate, general administration, sales and marketing activities of AngloGold and Ashanti. Secondly, AngloGold has developed globally coordinated procurement strategies and infrastructure, the use of which by Ashanti, in particular in relation to the Obuasi, Bibiani, Iduapriem/Teberebie and Siguiri mines, is expected to result in cost savings;
·   consolidation of ownership of the Geita mine in Tanzania; and
·   breadth of technical capabilities to ensure the optimal development of organic growth opportunities -
AngloGold has a broader technical and financial skills base and therefore does not outsource these functions to the extent which Ashanti does presently. The reduced need for such outsourcing by Ashanti following the Merger is expected to result in savings of approximately US$3 million per annum.

·   Scale - AngloGold Ashanti will have the production base, ore reserves and financial resources which are anticipated to generate future value.
·   Ore Reserves - 83.8 million ounces of attributable Proved and Probable Ore Reserves based on
AngloGold's and Ashanti's Proved and Probable Ore Reserves as at 31 December 2003 (which Ore Reserves were already adjusted for the sale by AngloGold of Amapari, the Western Tanami assets and its 70 per cent interest in the Jerritt Canyon Joint Venture during 2003, as well as the closure in 2003 of Union Reefs. This represents approximately a 33 per cent increase in AngloGold's Proved and Probable Ore Reserves as at 31 December 2003;
·   Production - reinforces AngloGold's position as one of the world's largest gold producers with 2003 combined gold production of 6.9 million ounces (adjusted for the sale during 2003 by AngloGold of its 70 per cent interest in the Jerritt Canyon Joint Venture as well as the closure of Union Reefs in 2003), a 28 per cent increase in AngloGold's attributable production level for the year ended 31 December 2003 similarly adjusted for the sale of Jerritt Canyon and the closure of Union Reefs; and
·   US$980 million cash operating profit, on a 2003 pro forma basis (as extracted without material adjustment from the unaudited pro forma financial information relating to AngloGold Ashanti set out in Part VIII of this document).
·   Operating strength - AngloGold Ashanti will have a portfolio of long-life, low-cost assets and different orebody types in the key gold producing regions.
·   Cash operating costs - total cash costs of US$230 per ounce on a 2003 pro forma basis (as extracted without material adjustment from the unaudited pro forma financial information relating to AngloGold Ashanti set out in Part VIII of this document);
·   Long-life assets - six operations in five countries with combined Ore Reserves of 41.2 million ounces have current life of mine plans of 15 years or longer; and
·   Diversification - well diversified asset portfolio comprising a balance of open-pit and underground production from a total of 24 operations (following the sale during 2003 by AngloGold of its interests in the Jerritt Canyon Joint Venture, as well as the closure in 2003 of Union Reefs) operations distributed across 11 countries in the principal gold producing regions of the world.
·   Investment appeal - AngloGold Ashanti is anticipated to have the growth potential, size, liquidity and dividend yield to enhance appeal to the investment community.
·   Increased size - combined market capitalisation of approximately US$11.3 billion (based on the closing price of an AngloGold ADS on the NYSE on 27 February 2004, the last practicable trading day prior to the publication of this document, and the issued ordinary share capital of each of AngloGold and Ashanti as at such date), meriting greater attention from major global generalist and specialist investment institutions; and
·   Share trading liquidity - increased liquidity, particularly in North America, which represents some two-
thirds of AngloGold and Ashanti's combined share turnover.
3.
PROSPECTS
This section, which considers the prospects for AngloGold Ashanti upon the implementation of the Merger, should be read in conjunction with paragraph 2 above which considers the benefits of the Merger.
Outlook. AngloGold anticipates that its attributable production in 2004, on a standalone basis, would decrease to around 5.3 million ounces, following the closure and sale in 2003 by AngloGold of Union Reefs and its 70 per cent interest in the Jerritt Canyon Joint Venture. In 2003, Union Reefs and Jerritt Canyon collectively contributed 180,000 ounces towards AngloGold's attributable production of approximately 5.6 million ounces. Ashanti, on the other hand, anticipates that its operations will achieve production in 2004 broadly in line with the performance recorded in 2003. AngloGold Ashanti expects to achieve attributable production of around 6.6 million ounces for 2004, on the assumption that the Merger is completed during April 2004.
AngloGold will implement a change in the accounting treatment of Ore Reserve development expenditure with effect from 1 January 2004. Previously, a portion of this expenditure was expensed in the period that such expenditure was incurred. In line with many major gold producers, from 2004 AngloGold will capitalise Ore Reserve development expenditure and amortise it, using the units of production method, over the life of the relevant mining area to which such expenditure applies. This treatment will be extended to include Ashanti's operations upon the completion of the Merger.

Assuming that the US dollar exchange rates of the currencies in the countries where AngloGold operates remain in 2004 at levels similar to the average exchange rates in 2003, and allowing for the change in treatment of Ore Reserve development expenditure outlined above, AngloGold's total cash operating costs in US dollars per ounce are anticipated to increase marginally in 2004 relative to 2003. Ashanti's cash operating costs are expected to be broadly in line with those achieved in 2003, increasing in line with inflation. It is therefore anticipated that AngloGold Ashanti's total cash operating costs will be marginally higher in 2004 than that achieved by AngloGold in 2003.
For AngloGold, capital expenditure for 2004 is expected to be higher than in 2003, primarily as a result of the inclusion of Ore Reserve development expenditure as discussed above. In the case of Ashanti, AngloGold is committed to the recapitalisation of the Existing Obuasi Mine, as well as continuing and accelerating the exploration at Obuasi Deeps. AngloGold Ashanti is also committed to the completion of the CIP project at Siguiri. Total attributable capital expenditure for the Combined Group for 2004 is anticipated to be approximately US$600 million.
Upon the implementation of the Merger, AngloGold Ashanti's primary focus will be to integrate the operations and activities of the two companies so as to achieve both the short and long term benefits of the Merger as set out in paragraph 2 above. Furthermore, as a gold mining company, AngloGold Ashanti is subject to the risks which impact upon the gold mining industry generally and specifically the operations of AngloGold Ashanti, as set out in paragraph 8 below. Therefore, whilst AngloGold Ashanti views its prospects for 2004 with confidence, the uncertainty associated with such risks, including risks related to short-term integration issues in 2004, may have an impact upon the operating and financial performance of AngloGold Ashanti in 2004, as well as the Growth Opportunities described further below.
Growth opportunities. In addition to continuously monitoring and evaluating prospective acquisitions, including the Merger, AngloGold Ashanti's management has identified a number of medium to long-term organic growth opportunities. In South Africa, approved projects include:
·   the Mponeng deepening project (at a projected capital cost of ZAR1.3 billion, which is anticipated to yield
4.0 million ounces between 2004 and 2016);
·   the development of the Moab Khotsong mine (at a projected capital cost of ZAR4.2 billion) where initial mining commenced in November 2003, and commercial production is expected to be achieved in 2006, and which is anticipated to yield in excess of 4.0 million ounces over the course of Phase 1;
·   four projects at TauTona mine (at an aggregate projected capital cost of ZAR1.6 billion and which are anticipated to yield 4.1 million ounces over the next 11 years), in particular, the TauTona expansion project, the TauTona carbon leader below 120 level project and the TauTona VCR pillar and Area A projects; and
·   the Vaal River surface project, which at a projected capital cost of ZAR182 million is anticipated to yield 1.1 million ounces from 2004.
In the United States the Cripple Creek & Victor Expansion was approved and has been fully commissioned. In addition, a number of other projects are under consideration. These include the Cuiaba expansion project in Brazil, the Moab Khotsong Phase 2 and the Mponeng VCR 120 to 125 level projects in South Africa, as well as the Sunrise Dam underground project and the Boddington expansion project in Australia.
Prior to the implementation of the Merger, Ashanti approved, and AngloGold has committed to completing, the CIP expansion project at Siguiri. This project is anticipated to be commissioned in the fourth quarter of 2004 or in the first quarter of 2005 at a capital cost currently estimated to be approximately US$75 million to US$80 million. AngloGold Ashanti anticipates that this project will yield approximately 2.3 million ounces from 2005 to 2012.
One of the principal growth opportunities identified as a result of the Merger relates to the Existing Obuasi Mine and the potential associated with Obuasi Deeps. The investment of US$220 million in the Existing Obuasi Mine over the next five years to 31 December 2008 is anticipated by AngloGold Ashanti to improve underground working conditions and increase efficiency. While the main benefit of this investment is anticipated by AngloGold Ashanti to be a reduction in operating costs and therefore improved profitability, it is possible that the investment may also result in a marginal increase in gold production. Obuasi Deeps is anticipated to contain a substantial ore deposit. Limited drilling to date has given some indication of the potential of this ore deposit. Over the next five years, AngloGold Ashanti will focus on an intensive exploration programme and undertaking feasibility studies, which, it is anticipated, will prove the potential of this ore deposit leading to the establishment of a long-life, high margin, operation. Obuasi Deeps, if viable, is anticipated by AngloGold Ashanti to be a deep level mining operation and to come into production from 2015. However, limited mining of the upper portion of Obuasi Deeps may be possible sooner. In addition to Obuasi Deeps, exploration will also continue with the Existing Obuasi Mine with the objective of extending the Mineral Resources.
AngloGold Ashanti will also continue brownfields and greenfields exploration in accordance with its global exploration strategy. Exploration will continue in the countries in which AngloGold already has operations, namely in Argentina, Australia, Brazil, Tanzania, Mali, Namibia, South Africa and the United States. AngloGold's greenfields exploration programme targets the addition of approximately 13 million new ounces to AngloGold's production between 2007 and 2020, at a discovery cost of below US$30 per ounce. This programme comprises projects in Australia, Canada, Mali, Mongolia, Peru and the United States.
In addition to the exploration at Obuasi outlined above, brownfields exploration will also continue at and in the vicinity of Ashanti's other operations. In particular at the Siguiri mine in Guinea, exploration will continue on the newly-identified mineralised shear structure, which strikes north-south between the Kosise and Soloni pits. At the Geita mine in Tanzania, exploration will be continued with the objective of converting the large Mineral Resource into Ore Reserves. Limited greenfields exploration is also planned at the Kilo Concession 40 in the Democratic Republic of the Congo, following an improvement in the security situation in that country during the latter part of 2003. Should security continue to improve and further exploration justify additional expenditure, this exploration effort will be increased.
4.
BOARD OF DIRECTORS
Following completion of the Merger, Russell Edey, the current Chairman of AngloGold, will continue to be Chairman of AngloGold Ashanti. Sam Jonah, the current Chief Executive of Ashanti, will, in addition to joining the board of AngloGold Ashanti, play a leading role in the executive management of AngloGold Ashanti in the position of President. In this new position, Mr Jonah will share responsibility with AngloGold Ashanti's CEO, Bobby Godsell, for strategy formulation, the identification and development of new business opportunities and managing AngloGold Ashanti's relationships with governments, securityholders and other stakeholders. Mr Jonah will join a five-person Executive Committee of AngloGold Ashanti, to be chaired by Mr Godsell. The existing directors of AngloGold and the AngloGold executive team will otherwise continue in their current roles in AngloGold Ashanti.
The members of the AngloGold Ashanti Board following the Effective Date will be:
Robert (Bobby) M. Godsell Executive director and chief executive officer
Sam Esson Jonah* Executive director, president
Jonathan G. Best Executive director, finance
David (Dave) L. Hodgson Executive director and chief operating officer
Kelvin H. Williams Executive director, marketing
Russell P. Edey Non-executive director and chairman
Dr Thokoana J. (James) Motlatsi Non-executive director and deputy chairman
Frank B. Arisman Non-executive director
Elisabeth le R. Bradley Non-executive director
Colin B. Brayshaw Non-executive director
Anthony (Tony) W. Lea Non-executive director
William (Bill) A. Nairn Non-executive director
Julian Ogilvie Thompson Non-executive director
Nicholas F. Oppenheimer Non-executive director
Anthony (Tony) J. Trahar Non-executive director
David D. Barber Alternate director
Arthur H. (Harry) Calver Alternate director
Peter G. Whitcutt Alternate director
*Sam Jonah is to be appointed to the AngloGold Board on the Effective Date.

Under the Government Support Deed, the Government will be entitled to recommend two Ghanaian citizens to the AngloGold Board and AngloGold will appoint such persons as non-executive directors of AngloGold Ashanti upon the Merger becoming effective (subject to such persons being acceptable to the AngloGold Board and to Ashanti in accordance with the relevant applicable company laws). As at 27 February 2004 (being the latest practicable date prior to publication of this document), AngloGold has not received any recommendation from the Government in relation to such appointments.
See paragraph 2 of Part IX of this document for more information on the AngloGold Directors and on Sam Jonah.
5.
STOCK EXCHANGE LISTINGS
AngloGold Shares are listed and traded on the JSE under the symbol "ANG", the ASX in the form of AngloGold CDIs under the symbol "AGG", Euronext Paris under the symbol "VA," and are traded on the LSE under the symbol "AGD" and are quoted on Euronext Brussels in the form of unsponsored International Depositary Receipts (IDRs) under the symbol "ANG BB". AngloGold ADSs are listed and traded on the NYSE under the symbol "AU". Applications have been made to the UKLA and the LSE, and will be made to the JSE and Euronext Paris for the New AngloGold Ashanti Shares to be listed and traded and to the NYSE to list the New AngloGold Ashanti ADSs to be issued to Ashanti Securityholders pursuant to the Merger. The GSE has granted permission to AngloGold Ashanti to list the New AngloGold Ashanti Shares and the AngloGold Ashanti GhDSs.
6.
SELECTED FINANCIAL INFORMATION RELATING TO ANGLOGOLD
The selected consolidated financial information relating to AngloGold set forth below for the years ended and as at 31 December 2000, 2001, 2002 and 2003 should be read in conjunction with AngloGold's consolidated financial statements and the notes thereto prepared in accordance with IFRS. The selected consolidated financial information for the years ended and as at 31 December 2000, 2001 and 2002 has been extracted without material adjustment from AngloGold's audited consolidated financial statements prepared in accordance with IFRS. The selected consolidated financial information for the year ended and as at 31 December 2003 has been extracted without material adjustment from AngloGold's unaudited consolidated financial statements prepared in accordance with IFRS and reviewed by Ernst & Young in accordance with SAAS 910.
A summary discussion of AngloGold's financial results is set out in paragraph 5 of Part III of this document. The consolidated financial statements of AngloGold are set out in full in Part V of this document.
Year ended 31 December
2000
2001
2002
2003
Consolidated statement of income (US$ millions)
(audited)
(unaudited)
Gold income 2,208 2,041 1,761 2,029
Cost of sales (1,740) (1,519) (1,203) (1,526)
468 522 558 503
Non-hedge derivatives - (5) 92 119
Operating profit
468 517 650 622
Corporate administration and other expenses (33) (22) (25) (36)
Market development costs (12) (16) (17) (19)
Exploration costs (44) (26) (28) (38)
Interest received 37 20 36 38
Other net income/(expenses) 18 (1) (9) (15)
Finance costs (69) (72) (44) (49)
Marked-to-market of debt financial instruments - - - 6
Abnormal items - - (10) (19)

Year ended 31 December
2000
2001
2002
2003
Profit before exceptional items
365 400 553 490
Amortisation of goodwill (20) (29) (28) (29)
Impairment of mining assets (93) (1) - (44)
(Loss)/Profit on disposal of assets and subsidiaries - (4) (13) 10
Profit on disposal of investments - - - 45
Other (1) (2) - -
Profit on ordinary activities before taxation
251 364 512 472
Taxation (73) (111) (165) (142)
Profit on ordinary activities after taxation
178 253 347 330
Minority interest (12) (8) (15) (17)
Minority interest in abnormal items - - - (1)
Net profit
166 245 332 312
Adjusted operating profit
The operating profit has been adjusted by the following to arrive at adjusted operating profit:
Operating profit 468 517 650 622
Unrealised non-hedge derivatives - 10 (12) (63)
Adjusted operating profit 468 527 638 559
Headline earnings
The net profit has been adjusted by the following to arrive at headline earnings and adjusted headline earnings:
Net profit 166 245 332 312
Amortisation of goodwill 20 29 28 29
Impairment of mining assets 93 1 - 44
Loss/(Profit) on disposal of assets and subsidiaries - 4 13 (10)
Profit on disposal of investments - - - (45)
Other 1 2 - -
Taxation on exceptional items (26) - 3 (12)
Headline earnings
254 281 376 318
Unrealised non-hedge derivatives - 10 (12) (63)
Marked-to-market of debt financial instruments - - - (6)
Deferred tax on unrealised non-hedge derivatives - (5) 4 33
Adjusted headline earnings
254 286 368 282
Cash operating profit
The adjusted operating profit has been adjusted by the following to arrive at the cash operating profit:
Adjusted operating profit 468 527 638 559
Amortisation of mining assets 217 220 245 232
Cash operating profit 685 747 883 791

Year ended 31 December
2000
2001
2002
2003
(audited)
(unaudited)
Other financial data
Earnings per share US cents
Basic
78
114
150
140
Diluted
76
114
149
139
Headline
119
131
169
143
Adjusted headline
119
133
166
127
Dividend declared per share
91
87
146
99
Net asset value per share
(1)
679
519
648
730
Net tangible assets per share
(2)
491
338
480
545
Consolidated balance sheet data (US$ millions)
Mining assets
2,661
2,057
2,280
2,764
Goodwill
403
389
374
412
Other non-current assets
124
206
193
264
Other current assets
442
456
704
912
Cash and cash equivalents
195
191
413
505
Total assets
3,825
3,299
3,964
4,857
Shareholders' equity
1,453
1,117
1,443
1,628
Minority interest
28
30
40
53
Other non-current liabilities
726
510
1,078
1,136
Provisions
283
215
234
275
Deferred tax
553
286
402
598
Current liabilities
782
1,141
767
1,167
Total liabilities and shareholders' equity
3,825
3,299
3,964
4,857
Shares in issue at year end
214,042,174
215,268,116
222,622,022
223,136,342
Net asset value
1,453
1,117
1,443
1,628
Notes:
(1)
Net asset value per share is calculated as shareholders' equity divided by the number of ordinary shares in issue for all periods presented.
(2)
Net tangible asset per share is calculated as shareholders' equity less goodwill divided by the number of ordinary shares in issue for all periods presented.
7.
SELECTED FINANCIAL INFORMATION RELATING TO ASHANTI
The selected consolidated financial information relating to Ashanti set forth below for the years ended and as at 31 December 2001, 2002 and 2003 should be read in conjunction with Ashanti's consolidated financial statements and the notes thereto prepared in accordance with UK GAAP. The selected consolidated financial information set forth below for the years ended and as at 31 December 2001, 2002 and 2003 has been extracted without material adjustment from Ashanti's consolidated financial statements, prepared in accordance with UK GAAP (subject to restatement of the financial information for the year ended 31 December 2001 for the adoption of FRS 19) and audited by Deloitte & Touche, as set out in Part VI of this document.
A summary discussion of Ashanti's financial results is set out in paragraph 5 of Part IV of this document. The consolidated financial information relating to Ashanti is set out in full in Part VI of this document.

Year ended 31 December
2001
2002
2003
(restated)
(5)
(audited)
(audited)
(in US$ millions, except dividend
and per share numbers)
Profit and Loss Account Data
(1)
Amounts in accordance with UK GAAP:
Group revenue
(2)
477.7 467.5 456.9
Total revenue 554.4 552.2 564.9
Group operating profit
(2)
76.6 66.4 25.2
Operating profit 96.8 74.3 56.5
Profit attributable to shareholders 59.9 56.2 49.2
Earnings per share
(3)
0.53 0.47 0.38
Diluted earnings per share 0.52 0.44 0.37
Dividends per share - (US$)
(4)
- - -
As at 31 December
2001
2002
2003
(restated)
(5)
(audited)
(audited)
(in US$ millions, except dividend
and per share numbers)
Balance Sheet Data
(1)
Amounts in accordance with UK GAAP:
Total assets
(2)
897.7 884.5 913.7
Long-term borrowings
(2)
300.6 254.2 217.4
Net assets 349.1 447.5 508.7
Equity shareholders' funds 347.1 446.3 506.3
Stated capital 545.2 588.2 599.0
Number of ordinary shares as adjusted to
reflect changes in capital (million shares)
112.1 119.1 128.5
Notes:
(1)
The consolidated financial statements of Ashanti are prepared in accordance with UK GAAP, which differs in certain significant respects from IFRS. See Part VII of this document.
(2)
Group figures exclude Ashanti's 50 per cent interest in the Geita joint venture which is accounted for using the gross equity method of accounting.
(3)
Based on profit after tax and minority interests and weighted average number of shares outstanding of 112.1 million shares for the year ended 31 December 2001, 119.1 million for the year ended 31 December 2002, and 128.5 million shares for the year ended 31 December 2003.
(4)
No interim or final dividend was paid in respect of the years ended 31 December 2001, 2002 or 2003.
(5)
Amounts presented for comparative periods in accordance with UK GAAP have been restated for the adoption of Financial Reporting Standard 19, Deferred Tax ("FRS 19"). The restated deferred tax assets were US$6.9 million as at 31 December 2001.
8.
RISK FACTORS RELATING TO ANGLOGOLD AND ANGLOGOLD ASHANTI
This paragraph 8 describes some of the risks that could materially affect AngloGold and, following the Merger, AngloGold Ashanti. Additional risk factors not presently known to AngloGold or that AngloGold currently deems immaterial could later turn out to be material to AngloGold and AngloGold Ashanti.
The risk factors set forth in this document have been organised into three categories:
· risks related to the gold mining industry generally;
· risks related to AngloGold Ashanti's operations; and
· risks related to AngloGold Ashanti Securities.

Risks related to the gold mining industry generally
The profitability of AngloGold's and Ashanti's operations, and the cash flows generated by these operations, are significantly affected by changes in the market price for gold.
The market price for gold can fluctuate widely. These fluctuations are caused by numerous factors beyond AngloGold's or Ashanti's control, including:
·   speculative positions taken by investors or traders in gold;
·   changes in the demand for gold use in jewellery, for industrial uses and for investment;
·   changes in the supply of gold from production, disinvestment, scrap and hedging;
·   financial market expectations regarding the rate of inflation;
·   the strength of the US dollar (the currency in which the gold price trades internationally) relative to other currencies;
·   changes in interest rates;
·   actual or expected gold sales by central banks;
·   gold sales by gold producers in forward transactions;
·   global or regional political or economic events; and
·   costs of gold production in major gold-producing nations, such as South Africa, the US and Australia.
The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of the considerable size of above- ground stocks of the metal, in comparison to other commodities, these factors typically do not affect the price in the same manner or degree as the supply of and demand for other commodities tend to affect their market price.
The following table presents the annual high, low and average afternoon fixing prices over the past 10 years, expressed in US dollars, for gold per ounce, on the London Bullion Market:
Year
High
Low
Average
1994 396 370 384
1995 396 372 384
1996 415 367 388
1997 367 283 331
1998 314 273 287
1999 340 252 278
2000 317 262 279
2001 298 253 271
2002 347 278 310
2003 417 320 364
Source of Data: Metals Week, Reuters and London Bullion Market Association.
On 27 February 2004, the afternoon fixing price of gold on the London Bullion Market was US$395.85 per ounce.
If revenue from gold sales falls below the cost of production for an extended period, AngloGold Ashanti may experience losses and be forced to curtail or suspend some or all of its capital projects and/or operations and change its past dividend payment policies. In addition, AngloGold Ashanti would have to assess the economic impact of low gold prices on its ability to recover any losses it may incur during that period and on its ability to maintain adequate cash and accounting reserves. However, AngloGold's current average total cash costs and total production costs are significantly below the prevailing gold price.

The use of hedging instruments to protect against low gold prices and exchange rate movements may prevent AngloGold Ashanti from realising all potential gains resulting from subsequent gold price increases in the future.
Both AngloGold and Ashanti currently use hedging instruments to fix the selling price of a portion of their respective anticipated gold production and to protect their revenues against unfavourable gold price and exchange rate movements. While the use of these instruments may protect against a drop in gold prices and exchange rate movements, it will only do so for a limited period of time and only to the extent that the hedge remains in place. The use of these instruments may also prevent AngloGold Ashanti from realising the positive impact on income from any subsequent favourable increase in the price of gold on the portion of production covered by the hedge and of any subsequent favourable exchange rate movements. As at 31 December 2003, AngloGold's and Ashanti's hedge books had a net delta of 8.6 million and 5.9 million ounces, respectively. As at 31 December 2003, AngloGold's and Ashanti's hedge books had negative marked-to-market valuations of US$663.7 million and US$609.6 million, respectively, including in each case, AngloGold's and Ashanti's respective 50 per cent interests in the US$154.9 million negative marked-to-market value of the Geita hedge book.
If the negative marked-to-market value of the Geita hedgebook exceeds a specified level, AngloGold Ashanti will not be able to receive any cash from the Geita joint venture.
The Geita joint venture also engages in hedging transactions with respect to production from the Geita mine. This hedging is carried out on a margin-free basis. However, if at any time the aggregate marked-to-market value of the Geita hedge book exceeds negative US$165.38 million, AngloGold Ashanti will be restricted from receiving cash from the joint venture until the marked-to-market negative value reduces below that threshold. The hedging arrangements also provide for events of default and termination that could result in early closeouts or a default of Geita's US$66.25 million project finance facility. The threshold of US$ 165.38 million will increase during the life of the Geita project finance facility as principal repayments under the facility are made and additional coverage becomes available under AngloGold Ashanti's political risk insurance.
Gold companies face many risks related to their operations (including their exploration and development activities) that may affect their cash flows and overall profitability.
Uncertainty and cost of mineral exploration and acquisitions. Exploration activities are speculative and are often unproductive. These activities also often require substantial expenditure to:
· establish Ore Reserves through drilling and metallurgical and other testing techniques;
· determine metal content and metallurgical recovery processes to extract metal from the ore; and
· construct, renovate or expand mining and process facilities.
Once gold mineralisation is discovered it can take several years to determine whether Ore Reserves exist. During this time the economic feasibility of production may change.
AngloGold considers from time to time the acquisition of Ore Reserves, development properties and operating mines, either as stand-alone assets or as part of companies. Its decisions to acquire these properties have historically been based on a variety of factors including historical operating results, estimates of and assumptions about future reserves, cash and other operating costs, metal prices and projected economic returns, and evaluations of existing or potential liabilities associated with the property and its operations. Other than historical operating results, all of these parameters may differ significantly from AngloGold's estimates and assumptions. In addition, there is intense competition for attractive properties.
As a result of these uncertainties, the exploration programmes and acquisitions engaged in by AngloGold Ashanti following the Merger may not result in the expansion or replacement of the current production of AngloGold or Ashanti with new Ore Reserves or operations. This could adversely affect AngloGold Ashanti's ongoing business and financial position.
Development risks. AngloGold Ashanti's profitability will depend, in part, on the actual economic returns and the actual costs of developing mines, which may differ significantly from the current estimates of AngloGold and Ashanti. The development of AngloGold Ashanti's mining projects following the Merger may be subject to unexpected problems and delays.

AngloGold's decision to develop a mineral property is typically based, in the case of an extension or, in the case of a new development, on the results of a feasibility study. Feasibility studies derive estimates of expected or anticipated project economic returns. These estimates are based on assumptions about:
·   future gold and other metal prices;
·   anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;
·   anticipated recovery rates of gold and other metals from the ore;
·   anticipated capital expenditure and cash operating costs; and
·   the anticipated return on investment.
Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such studies and estimates. There are a number of uncertainties inherent in the development and construction of an extension to an existing mine, or in the development and construction of any new mine. These uncertainties include, in addition to those discussed immediately above:
·   the timing and cost, which can be considerable, of the construction of mining and processing facilities;
·   the availability and cost of skilled labour, power, water and transportation facilities;
·   the availability and cost of appropriate smelting and refining arrangements;
·   the need to obtain necessary environmental and other governmental permits, and the timing of those permits; and
·   the availability of funds to finance construction and development activities.
The costs, timing and complexities of mine development and construction can increase because of the remote location of many mining properties. New mining operations could experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production could occur. Accordingly, AngloGold Ashanti's future development activities may not result in the expansion or replacement of current production with new production, or one or more of these new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all.
Ore Reserve estimation risks. The Ore Reserves described in this document are the best estimates of AngloGold's and Ashanti's current management as of the dates stated and are reported in accordance with the requirements of the SEC's Industry Guide 7. In Australia and South Africa, AngloGold is legally required to publicly report Ore Reserves and Mineral Resources in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the "JORC Code") and the South African Code for Reporting of Mineral Resources and Ore Reserves (the "SAMREC Code").
Ashanti reports its Mineral Resources and Ore Reserves in accordance with the JORC Code and presents its Ore Reserves and Mineral Resources in compliance with the UKLA Listing Rules.
Both AngloGold and Ashanti undertake annual revisions to their respective Mineral Resource and Ore Reserve estimates based upon actual exploration and production results, depletion, new information and fluctuations in production and economic parameters. These factors may result in reductions in its Ore Reserve estimates, which could adversely impact upon the life of mine plans and consequently the total value of AngloGold Ashanti's mining asset base and, as a result, have a negative impact upon the market price of AngloGold Ashanti Securities.
Mining industry risks. Gold mining is susceptible to numerous events that may have an adverse impact on a gold mining business. These events include, but are not limited to:
· environmental hazards, including discharge of metals, pollutants or hazardous chemicals;
· industrial accidents;
· underground fires;
· labour disputes;
· unexpected geological formations;
· unanticipated ground and water conditions;
· fall of ground accidents;
· failure of mining pit slopes and tailings dam walls;
· legal and regulatory restrictions and changes to such restrictions;
· seismic activity; and
· other natural phenomena, such as floods or inclement weather conditions.

The occurrence of one or more of these events may result in the death of, or personal injury to, miners, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, delays in production, environmental damage and potential legal liabilities. As a result, AngloGold Ashanti's operations could be affected and, if such effects were material, its financial position could be adversely impacted to a significant extent.
Seismic activity is of particular concern to the gold mining industry in South Africa, in part because of the large percentage of deep-level gold mines. To understand and manage this risk, AngloGold uses sophisticated seismic and rock mechanics technologies. AngloGold has had some success with these technologies in identifying the possible location of future seismic activity and in the development of mine layouts, support layouts and technologies and mining methods to ameliorate seismic risk. Despite these programmes and their success to date, seismic events have in the past caused and may in the future cause employee injury and death and may cause substantial damage to AngloGold Ashanti's operations both within South Africa and elsewhere, which could have an adverse impact on the future results of AngloGold Ashanti's operations and, consequently, its financial condition.
Gold mining operations are subject to extensive health and safety laws and regulations.
Gold mining operations are subject to a variety of mine health and safety laws and regulations depending upon the jurisdiction in which they are located. These laws and regulations are formulated to improve and to protect the safety and health of employees.
In complying with the mine health and safety laws and regulations to which AngloGold's operations are subject, AngloGold has dedicated resources in an attempt to achieve and to ensure the application of international best practice in the management of health across its operations, including medical surveillance systems. These systems and policies have resulted in improvements in its safety performance. AngloGold intends to implement such systems and policies, where required, across Ashanti's operations since the countries in which Ashanti operates do not currently have fully developed systems of health and safety laws and regulations.
If these laws and regulations were to change and, if as a result, material additional expenditure was required to comply with such new laws and regulations, it could adversely affect AngloGold Ashanti's financial position.
Gold mining companies are subject to extensive environmental laws and regulations.
Gold mining companies are subject to extensive environmental laws and regulations in the various jurisdictions in which they operate. These regulations establish limits and conditions on gold producers' ability to conduct their operations. The cost of AngloGold's compliance with environmental laws and regulations has been significant in the past.
Pursuant to environmental laws and regulations, gold mining companies are also obligated to close their operations and rehabilitate the lands that they mine in accordance with these laws and regulations. Estimates of the total ultimate closure and rehabilitation costs for gold mining operations are significant and based principally on current legal and regulatory requirements that may change materially.
AngloGold currently expenses rehabilitation costs as incurred and provides for the anticipated costs of compliance on a unit of production basis over the operating life of the mine. Other environmental liabilities are accrued when they are known, probable and can be reasonably estimated. AngloGold Ashanti intends to continue to follow this policy following the Merger. AngloGold also intends to introduce its environmental controls and procedures, where required, across Ashanti's operations in order to align Ashanti's environmental controls and procedures with its own.
Environmental laws and regulations are continually changing and are generally becoming more restrictive. Moreover, the countries in which Ashanti operates do not currently have fully developed systems of environmental regulation. If AngloGold Ashanti's environmental compliance obligations were to change as a result of changes in the laws and regulations or in certain assumptions it makes to estimate liabilities, or if unanticipated conditions were to arise in its operations following the Merger, AngloGold Ashanti's expenses and provisions would increase to reflect these changes. If material, these expenses and provisions could adversely affect its results of operations and financial position. For a discussion of the estimated cost of the future environmental rehabilitation obligations with respect thereto, see Note 26 "Provisions for environmental rehabilitation obligations" of the audited financial statements of AngloGold included in Part V of this document. Additionally, for a discussion of the effects of the MPRDA with respect to the additional responsibilities imposed on mining companies in South Africa in respect of the environment and rehabilitation, see "Changes to mineral rights ownership regimes in South Africa, where a significant portion of AngloGold's mineral reserves and deposits are located, could have a material impact on AngloGold Ashanti's financial position" below.
Risks related to AngloGold Ashanti's operations
AngloGold faces and, following the Merger, AngloGold Ashanti will continue to face, many risks related to its operations that may affect its cash flows and overall profitability.
If the development of the deep-level ore deposits at the Obuasi mine is not economically feasible, there may be a material negative impact on AngloGold Ashanti's operations and financial performance in the long-term.
A key aspect of the rationale for the Merger is the development of the deep-level ore deposits at the Obuasi mine, which ore deposits are currently referred to as Obuasi Deeps. This development could potentially extend the life of this mine to well beyond 2040. In furtherance of this goal, AngloGold plans to invest approximately US$44 million over the next five years on further exploration and necessary feasibility studies. Depending upon these results, the full development of Obuasi Deeps may proceed towards the end of this five year period, but could take several years to complete. Initial scoping studies have indicated that the development of Obuasi Deeps will require an estimated capital expenditure of US$570 million in real terms over the anticipated life of the mine.
In the event that, as a result of this further exploration and upon the completion of these feasibility studies, AngloGold determines that the development of Obuasi Deeps is not economically feasible such determination may have a material negative impact on AngloGold Ashanti's operations and financial performance in the long- term. The funding of the development of Obuasi Deeps will only proceed if it is determined to be economically feasible.
In addition, if the feasibility study indicates that the development of Obuasi Deeps is economically feasible, the actual economic returns and the actual costs of development may differ significantly from the assumptions and estimates used in preliminary scoping studies completed to date as well as in the feasibility studies completed following further exploration. This could have a negative impact on AngloGold's return on its investment in Obuasi Deeps and, as a result, AngloGold Ashanti's long-term profitability following the Merger.
Benefits from integration of Ashanti's operations with AngloGold's may not be achieved to the extent or within the time period that is currently anticipated, and AngloGold Ashanti may encounter costs and difficulties in integrating their operations, which would reduce or delay the realisation of increased revenues, cost savings and operational benefits.
Following the Merger, AngloGold intends to integrate its operations with those of Ashanti. Its goal in integrating these operations is to increase revenues and earnings and achieve cost savings through enhanced growth opportunities and synergies. AngloGold may encounter unanticipated costs and difficulties integrating its operations with Ashanti's operations and fail to achieve the cost savings, synergies and enhanced growth opportunities that it expects. AngloGold expects to incur costs, for example, in the introduction of its environmental and health and safety controls and procedures at Ashanti's mining operations to align these with its own. Other possible costs include the need to implement, integrate and harmonise various business-specific operating procedures and systems, as well as company-wide financial, accounting, information and other systems. These costs may be higher than AngloGold currently anticipates.
In addition, the need to deal with integration issues could also divert management's attention from day-to-day business.
Foreign exchange fluctuations could have a material impact on AngloGold Ashanti's operating results and financial position following the Merger.
Since June 2002, the weakening of the US dollar against the South African rand, and, to a lesser extent, the Brazilian real, the Argentinean peso and the Australian dollar has negatively impacted AngloGold's profitability. Conversely, in certain prior years, the devaluation of these local currencies against the US dollar has had a significant positive effect on the profitability of its operations. Typically, revenues are derived in US dollars and production costs are largely incurred in the relevant local currency. In 2003 and 2002, AngloGold derived approximately 77 and 73 per cent, respectively, of its gold income from these countries and approximately 79 and 74 per cent, respectively, of production costs in these local currencies. In 2003, the weakening of the

US dollar against these local currencies accounted for nearly US$47 per ounce, or 69 per cent of the total increase in total cash costs compared to a decrease in 2002 of US$24 per ounce. In addition, production costs in South African rand, Brazilian reals, Argentinean pesos and Australian dollars were only modestly offset by the effect of exchange rate movements on the price of imports denominated in US dollars as imported products comprise a small proportion of production costs in each of these countries. AngloGold's and Ashanti's product, gold, is principally a US dollar-priced commodity, and most of AngloGold's and Ashanti's revenues are realised in US dollars. The weakening of the US dollar, without a corresponding increase in the US dollar price of gold, against these local currencies results in lower revenues and higher production costs in US dollar terms. Conversely, the strengthening of the US dollar, without a corresponding decrease in the US dollar price of gold, against these local currencies yields higher revenues and lower production costs in US dollar terms. If material, these exchange rate movements may have an adverse impact on AngloGold Ashanti's operating results following the Merger. For example, due to the strengthening of the South African rand against the US dollar, production costs at AngloGold's South African operations increased in US dollar terms during the second half of 2002 compared to the first half. This trend continued in 2003 due to the continued weakening of the US dollar relative to currencies in many of the countries in which AngloGold operates. These impacts have been partially offset in 2003 by the increase in the US dollar price of gold, which increase has been partially a function of US dollar weakness.
To a lesser extent, mainly as a result of its hedging instruments, a small proportion of AngloGold's revenues are denominated in South African rand and Australian dollars, which may partially offset the effect of the US dollar's strength or weakness on AngloGold's profitability. This benefit may, however, be diluted in AngloGold Ashanti as a greater proportion of Ashanti's revenues and costs are US dollar denominated.
In addition, due to its global operations and local foreign exchange regulations, some of AngloGold's funds are held in local currencies, such as the South African rand and Australian dollar. The US dollar value of these currencies may be affected by exchange rate fluctuations. If material, exchange rate movements may affect the overall financial position of AngloGold Ashanti.
Inflation may have a negative impact on the results of operations of AngloGold Ashanti.
Most of AngloGold's and Ashanti's operations are located in countries that have historically experienced high rates of inflation. AngloGold's and Ashanti's operations have not been materially adversely affected by inflation in recent years. However, because AngloGold and Ashanti are unable to control the market price at which they sell the gold they produce (except to the extent that they enter into forward sales and other derivative contracts), it is possible that significantly higher future inflation in the countries in which AngloGold Ashanti operates may result in an increase in future operational costs in local currencies, which without a concurrent devaluation of the local currency of operations against the US dollar or an increase in the US dollar price of gold, could have a material adverse effect upon AngloGold Ashanti's results of operations and financial condition.
While none of the specific operations of AngloGold or Ashanti are currently materially adversely affected by inflation, significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being discontinued or reduced or rationalised at higher cost mines.
Changes to mineral rights ownership regimes in South Africa, where a significant portion of AngloGold's mineral reserves and deposits are located, could have a material impact on AngloGold Ashanti's financial position.
AngloGold's and Ashanti's rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of AngloGold's mineral reserves and deposits are located in South Africa.
In October 2002, the President of South Africa assented to the Mineral and Petroleum Resources Development Act (MPRDA), which was passed by the Parliament of South Africa in June 2002. It will take effect on a date to be proclaimed by the President, which is expected to be during 2004. Until then the existing regulatory regime for mineral rights will remain in place whereby the holder of mineral rights is entitled to mine on obtaining a mining authorisation. AngloGold owns substantially all the mineral rights for which it holds mining authorisations.
The MPRDA vests custodianship of South Africa's mineral rights in the State, which will issue prospecting rights or mining rights to applicants in the future. The existing common law prospecting, mining and mineral rights will cease to exist, but transitional arrangements are provided in order to give holders of existing rights the opportunity to convert their current rights into new rights.

Where AngloGold or, following the Merger, AngloGold Ashanti, holds mineral rights and mining authorisations and is conducting mining operations on the date on which the MPRDA comes into effect, it will be able, within five years from the date of effectiveness of the MPRDA to submit the old rights and authorisations for conversion to new mining rights. AngloGold or, following the Merger, AngloGold Ashanti, will need to submit a mining work programme and thereby substantiate the area and period of the new rights, and also to comply with the requirements of the Charter as described below. A similar procedure applies where it holds prospecting rights and a prospecting permit and is conducting prospecting operations, but AngloGold or, following the Merger, AngloGold Ashanti, must apply for conversion to new prospecting rights within two years from the date of effectiveness of the MPRDA for which purpose a prospecting work programme must be submitted. Where AngloGold holds unused rights, however, AngloGold or, following the Merger, AngloGold Ashanti will have one year to apply for new prospecting rights or mining rights, the requirements in regard to which are more stringent than for conversion, requiring, for example, non-concentration of resources, fair competition, non-exclusionary effects, and proof of financial and technical ability.
Even where new rights are obtained under the MPRDA, these rights will not be equivalent to the existing rights. The area covered by the new rights may be reduced by the State if it finds that the prospecting or mining work programme submitted by an applicant does not substantiate the need to retain the area covered by the old rights. The duration of the new rights will no longer be perpetual but rather, in the case of new mining rights, for a maximum of 30 years with renewals of up to 30 years each and, in the case of prospecting rights, up to five years with one renewal of up to three years. The MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions, such as non- concentration of resources, fair competition, and non-exclusion of others. In addition, the new rights will only be transferable subject to the approval of the Minister of Minerals and Energy. Mining or prospecting must commence within one year or 120 days, respectively, of the mining right or prospecting right becoming effective, and must be conducted continuously and actively thereafter.
The new rights can be suspended or cancelled by the Minister of Minerals and Energy on breach or, in the case of a mining right, on non-optimal mining in accordance with the mining work programme.
The new rights will be subject to a State royalty calculated on gross revenue as proposed in the draft Mineral and Petroleum Royalty Bill, 2003, which was released in March 2003 for comment, and which proposes a royalty payment of three per cent of gross revenue per annum, payable quarterly, in the case of gold. As proposed, royalty payments will commence upon the conversion and granting of a new mining right. AngloGold and other members of the South African mining community have submitted comments on the draft bill to the relevant authorities. These comments included recommendations for a profit based, rather than a revenue based, royalty and in order not to delay the conversion of mineral rights from old to new order mining rights, that the proposed royalty should only become payable from a fixed date being five years after the MPRDA takes effect, which date is the final date for the conversion of old order to new order mining rights under the MPRDA. In addition, a reduction in the royalty rate from that proposed in the draft Mineral and Petroleum Royalty Bill has been proposed. On 18 February 2004, in the Budget Speech for the 2004 fiscal year, the South African Minister of Finance proposed several refinements to the draft Mineral and Petroleum Royalty Bill. These include a delay in the introduction of the royalty to five years after the introduction of the MPRDA and confirmation of the South African government's preference for a revenue based royalty. It was further indicated that the royalty regime would take cognisance of the mining sector's diverse production and profitability dynamics with differential rates to apply to marginal mining operations. The introduction of the proposed royalty will have an adverse impact upon AngloGold's profitability as currently no royalty is payable.
The MPRDA calls for a Charter to be developed by the Minister of Minerals and Energy within six months of commencement of the Act, the content of which has largely been agreed with mining industry representatives (including AngloGold), and with representatives of other stakeholders. The Charter's stated objectives include the:
·   expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation;
·   expansion of the skills base of such persons;
·   promotion of employment and advancement of the social and economic welfare of mining communities; and
·   promotion of beneficiation, or the crushing and separation of ore into valuable substances or waste within
South Africa.

The Charter requires that each mining company achieve 15 per cent ownership by historically disadvantaged South Africans of its South African mining assets within five years and 26 per cent ownership within ten years. It contemplates that this will be achieved by, amongst other things, disposals of assets by mining companies to historically disadvantaged persons on a willing seller - willing buyer basis at fair market value. In addition, the Charter requires mining companies to formulate plans for achieving employment equity at management level with a view to achieving 40 per cent participation by historically disadvantaged persons in management and 10 per cent participation by women in the mining industry, each within five years. When considering applications for the conversion of existing rights, the State will take a "scorecard" approach, evaluating the commitments of each company to the different facets of promoting the objectives of the Charter. The draft scorecard was published by the South African government in February 2003.
AngloGold fully supports the principle that the mining industry and the wider South African economy have to find ways of dealing with the legacy of the country's history in a manner that promotes economic development and growth. AngloGold has made progress in adjusting the ownership structure of its South African mining assets and the composition of its management consistent with the Charter's spirit. It believes that it is well placed to meet the Charter's targets in accordance with the scorecard.
AngloGold has completed a number of asset sales to companies owned by historically disadvantaged persons in the past four years, which meet the requirements of the Charter and the scorecard. According to AngloGold's estimates based on operating data for the twelve months ended 30 September 2003, these transactions transfer 22.4 per cent of its attributable units of production in South Africa to historically disadvantaged persons. However, AngloGold would expect the State to conduct its own assessment of these transfers when it submits its conversions or applications for acquisition of new rights to replace its existing rights. In addition, it is continuing to evaluate alternative ways in which to achieve the objectives of the Charter through, for example, forms of broad-based equity ownership by historically disadvantaged entities, groups or individuals, including employee share ownership and empowerment unit trusts.
AngloGold believes that it has made significant progress towards meeting the requirements of the Charter and the scorecard in human resource development, employment equity, mine community and rural development, housing and living conditions, procurement and beneficiation. It will also reflect these results when it lodges its conversions or applications for acquisition of new rights to replace its existing rights. Its performance under the criteria set by the Charter and the scorecard will be assessed by the State upon the occurrence of such lodgements or applications. Details of the State's methodology for calculating performance in regard to beneficiation have, however, not yet been made public. Failure on the part of AngloGold to comply with the requirements of the Charter and the scorecard could subject AngloGold Ashanti to negative consequences.
AngloGold or, following the Merger, AngloGold Ashanti, may also incur expenses in giving additional effect to the Charter and the scorecard, including costs which it may incur in facilitating the financing of initiatives towards ownership by historically disadvantaged persons as part of the industry-wide commitment to assist such persons in securing ZAR100 billion of financing during the first five years of the Charter's life. There is furthermore no guarantee that any steps AngloGold Ashanti might take to comply with the Charter would ensure that it could successfully acquire new mining rights in place of its existing rights. In addition, the terms of such new rights may not be as favourable to AngloGold or, following the Merger, AngloGold Ashanti, as the terms applicable to its existing rights. Based on present indications, however, AngloGold believes that it should be able successfully to acquire new rights on reasonable terms.
The MPRDA also imposes on mining companies additional responsibilities relating to environmental management and to environmental damage, degradation or pollution resulting from their prospecting or mining activities. AngloGold has a policy of evaluating, minimising and addressing the environmental consequences of its activities and, consistent with this policy and the MPRDA, has undertaken a review of the environmental costs and liabilities associated with its South African operations in light of the new, as well as the existing, environmental requirements. While this examination could result in an increase in AngloGold Ashanti's compliance costs and accruals for environmental remediation following the Merger, it is not certain at this stage whether these costs or liabilities will have a material adverse effect on AngloGold Ashanti's financial condition or results of operations.
A majority of AngloGold Ashanti's mineral reserves and deposits and mining operations will be located in countries that face political and economic risks.
The mineral deposits and mining operations of AngloGold and Ashanti are located mainly in African and, to a lesser extent, South American countries. Countries in these regions, to a greater or lesser extent, have experienced political instability and economic uncertainty in the past. More recently, certain of the countries in which AngloGold and Ashanti operate, in particular South Africa and Ghana, have achieved greater political and economic stability. Nevertheless, in some of the countries where AngloGold and Ashanti operate, in particular in Zimbabwe, where Ashanti operates, government policy may be unpredictable, and the institutions of government and market economy may be unstable and subject to rapid and unpredictable change.
Any existing and new mining operations and projects carried out by AngloGold or Ashanti, or, following the Merger, by AngloGold Ashanti, in these countries are and will be subject to various national and local laws, policies and regulations governing the prospecting, developing and mining of mineral reserves, taxation, exchange controls, investment approvals, employee relations and other matters. If, in one or more of these countries, AngloGold Ashanti could not obtain or maintain necessary permits, authorisations or agreements to implement planned projects or continue its operations under conditions or within time frames that make such plans and operations economic, or if legal or fiscal regimes or the governing political authorities change materially, its financial position could be adversely affected.
In South Africa, on 18 February 2004, in the Budget Speech for the 2004 fiscal year, the Minister of Finance announced that due to the new regulatory system for the mining rights in terms of the MPRDA and accompanying royalty dispensation under the draft Mineral and Petroleum Royalty Bill, it has become imperative to holistically reassess the current fiscal regime as applicable to the mining and petroleum industries in South Africa, including tax depreciation, rate differentiation for mining sectors, allowable deductions and exemptions from Secondary Tax on Companies in terms of South Africa's income tax regime. Also due for review is the gold mining tax formula, which provides income tax exemption and relief from Secondary Tax on Companies for gold mines despite the existence of profit. The impact of these proposed reviews is unknown at this stage and any material adverse change arising therefrom could have an adverse impact upon the financial position of AngloGold Ashanti.
In certain circumstances, AngloGold is, and, following the Merger, AngloGold Ashanti will be, required to seek the consent of regulators and other governmental authorities before it can undertake significant transactions, such as dispositions of assets. It may not be able to obtain these consents expeditiously or at all.
Labour disruptions in South Africa and other countries could have an adverse effect on the operating results and financial condition of AngloGold Ashanti.
As at 31 December 2003, approximately 87 per cent (2002: 88 per cent) of AngloGold's workforce was located in South Africa. More than 75 per cent of the workforce on AngloGold's South African operations is unionised, with the National Union of Mineworkers ("NUM") representing the majority of unionised workers. AngloGold employees in some South American countries are also highly unionised. In the past, trade unions have had a significant impact on AngloGold's collective bargaining process, as well as on social and political reforms, most notably in South Africa. In 1987, the NUM embarked on a three-week industry wide strike in support of a wage demand. Since then AngloGold has not experienced any work stoppages due to wage negotiations. It has become practice to negotiate wages and conditions of employment with the unions every two years, through the Chamber of Mines of South Africa. The most recent settlement negotiation was completed in July 2003, when the parties reached an agreement covering the period from 1 July 2003 to 30 June 2005. Furthermore, AngloGold has instituted a number of processes at both mine and at company level, whereby management and unions interact regularly and address areas of difference as they arise.
Ashanti and its mining contractors also rely to a large degree on a unionised workforce. In 1999, Ashanti experienced strikes at the Obuasi mine in Ghana, and in 2000 at the Freda-Rebecca mine in Zimbabwe, and there is a risk that strikes or other types of conflict with unions or employees may occur in the future.
It is uncertain whether labour disruptions will be used to advocate labour, political or social causes in the future. Should any labour disruptions occur, if material, they could have an adverse effect on AngloGold Ashanti's results of operations and financial condition.
AngloGold and Ashanti face certain risks in dealing with HIV/AIDS which may have an adverse effect on AngloGold Ashanti's operations.
AIDS and tuberculosis (which is exacerbated in the presence of HIV/AIDS) remain the major health care challenges faced by AngloGold's South African operations. A significant portion, approximately 30 per cent, of its South African workforce is believed to be infected with the HIV virus. The exact extent to which Ashanti's workforce is infected is not known. Recently, however, certain members of Ashanti's workforce at the Freda- Rebecca mine agreed to undergo voluntary testing for HIV. Of the persons who participated in this voluntary test, 29 per cent tested positive for HIV.

AngloGold is continuing to develop and implement various programmes aimed at helping those who have been infected with HIV and preventing new infections. On 14 November 2002, AngloGold announced that it had begun implementing a monitored pilot anti-retroviral therapy programme for volunteer employees in South Africa who are infected with HIV. The pilot programme involved offering a triple combination drug regimen, known as a drug cocktail, to 200 Wellness Clinic patients that met the medical eligibility criteria for starting treatment. From April 2003, AngloGold commenced a roll out of the treatment to all eligible employees desiring it.
At this stage, the drug cocktail alone costs approximately US$70 per participating employee per month. It is not yet possible to develop an accurate cost estimate of the programme in its entirety, given uncertainties such as drug prices and the ultimate rate of employee participation. Based on its estimates, AngloGold believes that the cost of managing and treating the impact of the HIV/AIDS epidemic would be significantly lower than the cost of ignoring it and failing to take measures to manage and treat it.
AngloGold does not expect the cost that AngloGold Ashanti will incur related to the prevention of HIV infection and the treatment of AIDS to materially and adversely affect its operations and profitability. Nevertheless, it is not possible to determine with certainty the costs that AngloGold Ashanti may incur in the future in addressing this issue, and consequently, AngloGold Ashanti's operations and profitability could be adversely affected.
Ashanti's power supplies are unreliable and have on occasion forced Ashanti to halt or curtail activities at its mines. Power fluctuations and power cost increases may have a negative impact on AngloGold Ashanti's profitability following the Merger.
Substantial portions of Ashanti's mining operations in Ghana are dependent for their electricity supply on hydro-electric power supplied by the Volta River Authority, or VRA, an entity controlled by the Government of Ghana, although Ashanti also has and, following the Merger, AngloGold Ashanti will have access to VRA electricity supply from a recently constructed smaller thermal plant. The VRA's principal electricity generating facility is the Akosombo Dam and, during periods of below average inflows from the Volta reservoir, electricity supplies from the Akosombo Dam may be curtailed, as occurred in 1998. In addition, this electricity supply has been subject to voltage fluctuations, which can damage equipment. Other than short-term stand-by generators, which are not sufficient to allow Ashanti or, following the Merger, AngloGold Ashanti, to continue mining operations, there are no means of obtaining alternative power in the event of a supply shortage from the VRA. The VRA also obtains power from neighbouring Cote d'Ivoire, which has recently experienced some political instability and civil unrest. These factors may cause interruptions in power supply or result in increases in the cost of power even if they do not interrupt supply. Ashanti's original agreement with the VRA expired in May 2003 and negotiations with the VRA have been concluded resulting in an increase of 11 per cent in the applicable tariff upon renewal of that agreement.
Ashanti's mining operations in Guinea and Tanzania, and AngloGold's mining operations in Mali, are dependent on power supplied by outside contractors and supplies of fuel being delivered by road. Ashanti's power supply has been disrupted in the past and Ashanti has suffered resulting production losses as a result of equipment failure.
The occurrence of events for which AngloGold Ashanti is not insured, or for which its insurance is inadequate, may affect its cash flows and overall profitability.
AngloGold Ashanti will maintain insurance to protect only against catastrophic events which could have a significant adverse impact on its operations and profitability. This insurance will be maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk. However, AngloGold Ashanti's insurance will not cover all potential risks associated with AngloGold Ashanti's business. In addition, AngloGold Ashanti may elect not to have insurance for certain risks, due to the high premiums associated with insuring those risks or for various other reasons, including an assessment that the risks are remote. Furthermore, AngloGold Ashanti may not be able to obtain insurance coverage at acceptable premiums. AngloGold has a captive insurance company, namely AGRe Insurance Company Limited, which participates at various levels in certain of the insurances maintained by AngloGold, and, upon the implementation of the Merger, will participate at various levels in certain of the insurances maintained by AngloGold Ashanti. The occurrence of events for which AngloGold Ashanti is not insured may adversely affect its cash flows and overall profitability.

If currently pending securities litigation in the US is resolved against Ashanti, AngloGold Ashanti's business may be harmed if Ashanti is required to pay substantial sums in damages.
Ashanti is currently subject to litigation, including a consolidated class action lawsuit pending in the US alleging misstatements and non-disclosures in connection with SEC filings and other public statements made in 1999 concerning Ashanti's hedging programme. The damages sought by the plaintiffs have not yet been specified, as is common practice in US litigation at the current stage of the proceedings. The outcome of this litigation may not be known for some time. These matters may adversely affect AngloGold Ashanti's business and financial condition following the Merger if Ashanti is required to pay substantial amounts in damages. For a more detailed description of the class action lawsuit, see paragraph 13 of Part IX of this document.
Risks related to AngloGold Ashanti Securities
Sales of large amounts of AngloGold Securities, or the perception that these sales may occur, could adversely affect the prevailing market price of such securities.
The market price of the AngloGold Ashanti Securities could fall if large amounts of AngloGold Securities or, following the Merger, AngloGold Ashanti Securities, are sold in the public market, or if there is the perception in the marketplace that such sales could occur. Current AngloGold Securityholders may decide to sell AngloGold Shares or AngloGold ADSs at any time. In addition, current Ashanti Securityholders receiving New AngloGold Ashanti Shares, New AngloGold Ashanti ADSs or AngloGold Ashanti GhDSs in the Merger may not wish to hold AngloGold Ashanti Securities. Lonmin, which currently holds 27.4 per cent of Ashanti's issued share capital, will receive 10,440,000 AngloGold Ashanti Shares in the Merger. AngloGold has entered into a registration rights agreement with Lonmin pursuant to which Lonmin will be entitled to sell its AngloGold Ashanti Shares in the public market immediately following the Effective Date. The Government, which currently holds 16.8 per cent of Ashanti's issued share capital, will receive, in its capacity as an Ashanti Shareholder, 6,373,650 AngloGold Ashanti Shares in the Merger. In addition to these AngloGold Ashanti Shares, the Government will also receive 2,658,000 AngloGold Ashanti Shares upon the completion of the Merger under the terms of the Stability Agreement between the Government and AngloGold. The AngloGold Ashanti Shares that the Government will receive under the Stability Agreement and the AngloGold Ashanti Shares issued in the Merger to Lonmin and the Government will in the aggregate represent approximately 7.4 per cent of AngloGold Ashanti's total issued share capital upon the completion of the Merger. Sales, if substantial, or the perception that these sales may occur and be substantial, could exert downward pressure on the prevailing market prices for the AngloGold Ashanti Securities, causing their market prices to decline.
Fluctuations in the exchange rate of different currencies may reduce the market value of AngloGold Ashanti Securities received in the Merger, as well as the market value of any dividends or distributions paid by AngloGold Ashanti.
AngloGold has historically declared all dividends in South African rand. As a result, exchange rate movements may have affected, and, following the completion of the Merger, may continue to affect, respectively, the Australian dollar, the cedi, the British pound, the US dollar and the Zimbabwean dollar value of these dividends, as well as of any other distributions paid by the relevant depositary to investors that hold AngloGold securities. This may reduce the value of AngloGold Ashanti Securities to investors. At the general meeting of its Shareholders held on 5 December 2002, a majority of its shareholders passed a special resolution adopting a new Memorandum and Articles of Association, which, among other things, allows for dividends and distributions to be declared in any currency at the discretion of the AngloGold Board, or Shareholders at a general meeting. If and to the extent AngloGold Ashanti declares dividends and distributions in US dollars, exchange rate movements will not affect the US dollar value of any dividends or distributions. Nevertheless, the Australian dollar, cedi, British pound and Zimbabwean dollar value of any dividend or distribution will continue to be affected and the South African rand value of any dividend or distribution will also be affected. If and to the extent dividends and distributions are declared in South African rand, exchange rate movements will continue to affect the Australian dollar, cedi, British pound, US dollar and Zimbabwean dollar value of these dividends and the Australian dollar, cedi, British pound, US dollar and Zimbabwean dollar market value of AngloGold Ashanti Securities will continue to fluctuate with exchange rate movements.

Alaska
Canada
Jerritt Canyon
U.S.A.
Cripple Creek
& Victor
Mongolia
Yatela
Mali
Sadiola
Morila
Geita
Tanzania
Brazil
Peru
Serra
Grande
Navachab
Namibia
Morro
Velho
S A Operations
Great Noligwa
Mponeng
TauTona
Savuka
Kopanang
Tau Lekoa
Moab Khotsong
(in development)
Ergo
South
Africa
Free State
operations
Argentina
Cerro
Vanguardia
Union Reefs
Tanami
Australia
Boddington
(care and
maintenance)
Sunrise
Dam
Operations with
brownfields exploration
Sold and/or
closed operations
Greenfields
exploration areas

Part III: Information on AngloGold
1.
HISTORY
AngloGold was incorporated on 29 May 1944 in South Africa as Vaal Reefs Exploration and Mining Company Limited. AngloGold, as it conducts business today, was formed in June 1998 through the consolidation of the gold interests of Anglo American Corporation and its associated companies into a single, focused, independent, global gold company. Vaal Reefs Exploration and Mining Company Limited, the vehicle for the consolidation, changed its name to AngloGold Limited, effective 30 March 1998. AngloGold then acquired, in share-for-share exchanges pursuant to various South African schemes of arrangement, all of the issued share capital of various participating South African companies and, in certain private transactions, share interests in other gold mining companies.
2.
OVERVIEW
For the year ended 31 December 2003 AngloGold produced approximately 5.6 million ounces of gold. Headquartered in Johannesburg, South Africa, AngloGold has a global presence with 19 operations comprising open-pit and underground mines and surface metallurgical plants in eight countries (Argentina, Australia, Brazil, Mali, Namibia, South Africa, Tanzania and the United States of America), supported by extensive yet focused exploration activities in 11 countries. As at 31 December 2003, AngloGold had Proved and Probable Ore Reserves of approximately 63.1 million ounces on an attributable basis.
AngloGold's main product is gold. An insignificant portion of its revenue is derived from the sales of silver, uranium oxide and sulphuric acid. AngloGold sells its products on world markets.
The operations and geographical areas in which AngloGold currently operates and conducts exploration activities, as well as the sold and/or closed operations described in this document, are shown in the diagram below.

Reserves
The following table sets out AngloGold's Proved and Probable Ore Reserves as of 31 December 2003 in metric units. The information on Proved and Probable Ore Reserves refers to AngloGold's attributable interest. Ore Reserves are reported in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the "JORC Code"), together with the South African Code for the Reporting of Mineral Resources and Mineral Reserves (the "SAMREC Code") for the South African operations, and the requirements of the SEC's Industry Guide 7. Accordingly, as of the date of reporting, all reserves are planned to be mined out under the life of mine plans within the period of AngloGold's existing rights to mine, or assured renewals. In addition, as of the date of reporting, with the exception of Geita Ridge 8 and the Moab extension where the required permits and government approvals are anticipated following the required submissions having been made, all Ore Reserves are covered by required permits and governmental approvals.
AngloGold has standard procedures for the estimation of Ore Reserves.
In the case of its underground mines, the procedure is as follows: Firstly, gold content and tonnage are estimated for in situ mineralised material at a mining operation. This mineralised material is not necessarily economically viable. Exclusions on the grounds of safety (for example, stability pillars, shaft pillars) are then defined. Grade and tonnage curves specific for each of the deposits, in conjunction with the cost structure, yield, mine call factor and Ore Reserves of the operation and gold price estimates are used to determine an optimal mining mix. This process facilitates the determination of the average grade to be mined by each operation. This grade is then applied to the grade-tonnage curves, which in turn facilitates the determination of the cut-off grade and Ore Reserves tonnage for the operation. A full mine design is carried out on the blocks of mineralised material, excluding large mining areas that do not meet the cut-off grade criterion. This mining plan is reviewed to ensure that it satisfies the economic criterion and practical limitations of access and timing. If the review process is positive then the mineralised material (with dilution) included in the mining plan is declared and published as the Ore Reserves for that operation.
In the case of surface, open-pit mines the procedure is as follows: Revenue and costs are calculated for each mining block within a three-dimensional model of the orebody using assumed values for gold price, operating costs, metallurgical recoveries and slope angles. An optimisation process is then applied to determine all the blocks combined within the model that make a positive contribution under these assumptions. Within this process, a cut off grade is applied which determines the ore blocks to be treated and included in the Ore Reserves. These blocks are scheduled with consideration being given to practical mining considerations and limitations. Scheduled ore blocks that are classified as Proved or Probable constitute the Ore Reserve.
The Ore Reserve estimates in this document include Ore Reserves below current infrastructure in the case of certain South African mines. However, these Ore Reserves have been determined based upon completed feasibility studies.
In respect of AngloGold's South African assets, Ore Reserves were determined assuming a gold price of US$350 per ounce and an exchange rate of ZAR7.00 = US$1.00. This compares with a gold price of US$325 per ounce and an exchange rate of ZAR10.50 = US$1.00 as at 31 December 2002.
In respect of East and West Africa, Ore Reserves were determined assuming a gold price of US$350 per ounce.
In respect of assets in South America, Ore Reserves were determined assuming a gold price of US$350 per ounce, with the exceptions of Cerro Vanguardia, as well as Engenho D'Agua and Corrego Do Sitio, as part of Morro Velho, where Ore Reserves were determined at US$325 per ounce).
Ore Reserves for Cripple Creek and Victor in North America were determined at US$325 per ounce.
Ore Reserves at AngloGold's Australian assets were determined assuming a gold price of US$234 per ounce and at an exchange rate of A$1.00 = US$0.55 for Boddington (based upon the gold price and exchange rate assumed for the 2000 feasibility study) and assuming a gold price of US$350 per ounce and an exchange rate of A$1.00 = US$0.63 for Sunrise Dam.

Anticipated
Category
Contained
Life of Mine
of Ore
Tonnes
Grade
gold
Mine
(years)
(1)
Reserves
(2)
(millions)
g/t   (million oz)
South African operations
West Wits
Mponeng
(3)
15 Proved 2.8 8.74 0.8
Probable 22.8 9.01 6.6
Total
25.6
8.98
7.4
Savuka 3 Proved 0.4 6.79 0.1
Probable 1.1 6.76 0.3
Total
1.5
6.77
0.3
TauTona
(3)
12 Proved 1.6 13.11 0.7
Probable 16.3 11.21 5.9
Total
17.9
11.38
6.5
Western Ultra Deep Levels
(4)
Proved - - -
Probable - - -
Total
-
-
-
Vaal River
Great Noligwa 9 Proved 4.0 9.46 1.2
Probable 14.9 9.16 4.4
Total
18.8
9.22
5.6
Kopanang 13 Proved 3.4 6.94 0.8
Probable 19.8 7.19 4.6
Total
23.2
7.15
5.3
Moab Khotsong
(3)(5)
20 Proved - - -
Probable 18.8 13.93 8.4
Total
18.9
13.93
8.4
Tau Lekoa 13 Proved 7.4 5.05 1.2
Probable 20.6 3.99 2.6
Total
28.0
4.27
3.8
Surface
Ergo 1 Proved 29.4 0.38 0.4
Probable - - -
Total
29.4
0.38
0.4
Vaal River Surface 19 Proved 5.8 0.59 0.1
Probable 153.6 0.56 2.8
Total
159.3
0.56
2.9
West Wits Surface Proved - - -
Probable - - -
Total
-
-
-

Anticipated
Category
Contained
Life of Mine
of Ore
Tonnes
Grade
gold
Mine
(years)
(1)
Reserves
(2)
(millions)
g/t   (million oz)
East and West African operations
Geita (50%)
(6)
16 Proved 14.2 3.30 1.5
Probable 21.1 4.17 2.8
Total
35.3
3.82
4.3
Morila (40%)
(6)
9 Proved 4.4 3.55 0.5
Probable 5.9 3.88 0.7
Total
10.3
3.74
1.2
Navachab 10 Proved 1.3 1.38 0.1
Probable 10.1 1.81 0.6
Total
11.4
1.76
0.6
Sadiola (38%)
(6)
10 Proved 2.5 1.93 0.2
Probable 7.7 3.53 0.9
Total
10.2
3.14
1.0
Yatela (40%)
(6)
5 Proved 0.9 1.12 0.0
Probable 3.4 3.84 0.4
Total
4.3
3.25
0.4
South American operations
Cerro Vanguardia (92.5%)
(6)
8 Proved 6.7 7.34 1.6
Probable 0.5 10.16 0.2
Total
7.2
7.56
1.8
Morro Velho 15 Proved 2.3 7.84 0.6
Probable 5.2 7.01 1.2
Total
7.5
7.27
1.7
Serra Grande (50%)
(6)
11 Proved 1.6 6.17 0.3
Probable 0.6 7.59 0.1
Total
2.3
6.55
0.5
North American operations
Cripple Creek & Victor 12 Proved 53.9 1.26 2.2
Probable 64.7 0.87 1.8
Total
118.6
1.04
4.0
Australian operations
Boddington (33.33%)
(6)(7)
20 Proved 41.5 0.94 1.3
(from 2007) Probable 88.4 0.84 2.4
Total
129.9
0.87
3.6
Sunrise Dam 12 Proved 5.4 4.16 0.7
Probable 16.9 4.33 2.3
Total
22.2
4.29
3.1
Tanami (40%)
(8)
Proved - - -
Probable - - -
Total
-
-
-
TOTAL
Proved 189.5 2.31 14.1
Probable 492.4 3.09 49.0
Total
681.9
2.88
63.1
NB: Rounding of figures may result in computational discrepancies.

Notes:
(1)
Anticipated Life of Mine is expressed in years from 2004 (or year of start-up where relevant and indicated as such) based upon AngloGold's current business plan for each operation. These business plans include the mining of Ore Reserves and may include the conversion of Mineral Resources to Ore Reserves as well as the extension of Mineral Resources as a result of further brownfields exploration, where AngloGold deems this appropriate in accordance with past experience. The life of mine is an estimate used for business planning purposes and is subject to material change due to future geological information or economic conditions.
(2)
Ore Reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(3)
Probable Ore Reserves include Ore Reserves below current infrastructure, which have been based upon completed feasibility studies.
(4)
The southerly down-dip extension of Mponeng, Elandsrand (Harmony Gold Mining Company Limited) and Driefontein (Gold Fields Limited), with a mining depths limit of 4,500 metres below surface.
(5) Mine is still in the development stage with initial mining having only recently commenced in November 2003.
(6) Ore Reserves attributable to AngloGold's percentage interest shown.
(7)
The Ore Reserves associated with the Boddington Expansion have been based on the feasibility study completed in 2000 and assume a gold price of US$234 per ounce and an exchange rate of A$1.00 = US$0.55.
(8) No Ore Reserves shown as the mine has been permanently closed.
The Ore Reserves as at 31 December 2003, show a year-on-year decrease of some 9.2 million ounces from 72.3 million ounces as at 31 December 2002 to 63.1 million ounces. The reduction in Ore Reserves is after a depletion of 6.3 million ounces (being the reduction in ore delivered to the relevant metallurgical plant at each mine during 2003 and the corresponding reduction in the applicable Ore Reserve).
The principal changes in AngloGold's Ore Reserves for 31 December 2003 compared with those published as at 31 December 2002, for reasons other than depletion, are as follows:
·    an increase of 1.0 million ounces at Sunrise Dam due to new modelling techniques, additional drilling and a new underground design;
·    a decrease of 1.7 million ounces at the Mponeng mine due to the exclusion of the Carbon Leader Reef below 120 level project (0.8 million ounces), which resulted in a shorter life of mine at Mponeng which also lead to a reduction in some Ore Reserves in the Ventersdorp Contact Reef below 120 level project (1.5 million ounces). This reduction was offset by increases in Ore Reserves elsewhere at Mponeng (an addition of 0.6 million ounces). The lower rand per kilogram gold price at the end of 2003 resulted in the Carbon Leader below 120 level Project no longer being feasible and consequently it has now been excluded from Ore Reserves as at 31 December 2003. The Project is currently the subject of a revised feasibility study. A weakening of the rand against the US dollar could also result in additional Ore Reserves being included and as a result of the revised feasibility study the Ore Reserves could be further amended;
·    a decrease of 0.5 million ounces at the Great Noligwa mine due the assumption of a lower mine call factor and due to updates to the geological model which resulted in lower gold values;
·    a decrease of 0.5 million ounces at the Moab Khotsong mine due to updates to the geological model which resulted in lower gold values;
·    an increase of 0.9 million ounces at the TauTona mine partially as a result of the purchase of an area of
Gold Fields Limited's Driefontein gold mine;
·    a decrease of 2.2 million ounces at the Savuka mine due to updates to the geological model which resulted in lower gold values as well as due to changes in economic factors which rendered the mining of a considerable proportion of the Mineral Resource being considered no longer feasible to be mined economically;
·    an increase of 0.3 million ounces at Tau Lekoa due to the assumption of a higher mine call factor, as well as extensions of the Ore Reserve due to exploration in new mining areas;
·    an increase of 0.6 million ounces of the Vaal River Surface Ore Reserves, due to the inclusion of the Mizpah plant and the South Tailings facility;
·    a decrease of 0.2 million ounces at Cerro Vanguardia due to changes in the pit designs resulting from higher waste mining costs and reduced slope angles;
·    a decrease of 0.3 million ounces due to the sale of AngloGold's interest in the Jerritt Canyon Joint Venture in North America during 2003; and
·    a decrease of 0.7 million ounces due to the sale of Amapari in Brazil during May 2003.

3.
GENERAL DESCRIPTION OF OPERATIONS
3.1 South African Operations
AngloGold's South Africa region includes seven underground operations located in two geographic areas on the Witwatersrand Basin:
·   the West Wits area, near Carletonville, straddling the North West and Gauteng provinces (comprising
Mponeng, Savuka and TauTona); and
·   the Vaal River area, near Orkney, in the North West Province and Free State Province (comprising
Great Noligwa, Kopanang, Tau Lekoa and Moab Khotsong).
In addition, a surface metallurgical reclamation operation, Ergo, is located near Johannesburg in Gauteng Province.
West Wits Operations
The West Wits operations comprise the Mponeng, Savuka and TauTona underground mines (previously reported as Western Deep Levels). Savuka and TauTona share a processing plant, whereas Mponeng has its own individual processing plant. These operations comprise crushers, mills, CIP and zinc precipitation and smelting facilities.
Operating Results for West Wits Operations
Mponeng
Savuka
TauTona
2000
Recovered grade (g/t) 8.05 8.39 11.30
Gold production (000 oz) 402 272 599
Total cash cost (US$/oz) 238 247 172
Total production costs (US$/oz) 267 262 184
Capital expenditure (US$ million) 28.9 1.0 5.9
2001
Recovered grade (g/t) 7.71 7.97 11.94
Gold production (000 oz) 366 240 622
Total cash cost (US$/oz) 223 248 154
Total production costs (US$/oz) 275 262 166
Capital expenditure (US$ million) 29.4 0.4 7.2
2002
Recovered grade (g/t) 8.63 7.07 11.66
Gold production (000 oz) 466 236 643
Total cash cost (US$/oz) 178 245 132
Total production costs (US$/oz) 230 258 143
Capital expenditure (US$ million) 33.0 5.7 10.9
2003
Recovered grade (g/t) 8.96 5.81 12.09
Gold production (000 oz) 499 187 646
Total cash cost (US$/oz) 247 448 194
Total production costs (US$/oz) 285 474 207
Capital expenditure (US$ million) 55.0 14.0 65.0
On 30 July 2003, the AngloGold Board approved three organic growth projects, which will extend the life of TauTona. These projects, having a total capital expenditure of ZAR1.2 billion, are anticipated to yield 2.1 million ounces over the next ten years and are expected to be funded from AngloGold's existing resources and from the financing facilities of AngloGold from time to time. These projects supplement the

ZAR432 million TauTona expansion project that was approved in April 2001 and is anticipated to yield 2.3 million ounces between 2004 and 2015. Another project in the West Wits operations is the ZAR1.3 billion Mponeng deepening project that is anticipated to yield 4.2 million ounces between 2004 and 2016. Currently under consideration is the Mponeng VCR 120 to 125 level project, which at a projected capital cost of ZAR805 million is anticipated to yield 1.9 million ounces from 2009.
On 18 September 2003, AngloGold announced that agreement had been reached with Gold Fields Limited regarding the acquisition by AngloGold of a portion of the mining area of Gold Fields' Driefontein mine adjacent to TauTona, known as 1C11, for a cash consideration of ZAR315 million. This acquisition will extend and allow for the further optimisation of TauTona's remaining life of mine plan.
Vaal River Operations
AngloGold's Vaal River operations are located in the original Vaal Reefs mining area of the Witwatersrand Basin, and comprise three underground operating mines, Great Noligwa, Kopanang and Tau Lekoa and a developing underground mine, Moab Khotsong. The Vaal River complex also has four gold plants, one uranium plant and one sulphuric acid plant. The Vaal River processing plants include crushers, mills, CIP and electro-winning facilities and are able to treat between 180,000 and 420,000 tonnes of ore per month. Although the Vaal River operations produce uranium oxide as a by-product of gold production, the value is not significant relative to the value of gold produced. The Vaal River operations include the Moab Khotsong mine, where production has only recently commenced. The Moab Khotsong mine is expected to be developed at a total capital cost of ZAR4.2 billion (with commercial production expected to be achieved in 2006) and is anticipated to produce in excess of 4 million ounces over the estimated remaining life of Moab Khotsong Phase 1. This excludes the Moab Khotsong Phase 2 project currently under consideration, which at a projected capital cost of ZAR1.68 billion is anticipated to yield 4.5 million ounces from 2012.
The Vaal River surface project at a projected capital cost of ZAR182 million is anticipated to yield 1.1 million ounces from 2004.
Another project currently under consideration in the Vaal River area is the Tau Lekoa above 900 level project, which at a projected capital cost of ZAR70 million is anticipated to yield 200,000 ounces from 2008.
Operating Results for Vaal River Operations
Great
Kopanang
Tau Lekoa
Moab
Noligwa
Khotsong
(1)
2000
Recovered grade (g/t) 12.32 7.04 4.98 -
Gold production (000 oz) 971 481 315 -
Total cash cost (US$/oz) 144 215 216 -
Total production costs (US$/oz) 152 231 244 -
Capital expenditure (US$ million) 3.0 5.2 3.0 45.5
2001
Recovered grade (g/t) 12.34 7.40 4.42 -
Gold production (000 oz) 1,004 494 286 -
Total cash cost (US$/oz) 122 178 203 -
Total production costs (US$/oz) 130 195 231 -
Capital expenditure (US$ million) 1.2 2.8 2.2 43.2
2002
Recovered grade (g/t) 11.02 7.23 4.45 -
Gold production (000 oz) 880 511 311 -
Total cash cost (US$/oz) 124 165 192 -
Total production costs (US$/oz) 135 183 227 -
Capital expenditure (US$ million) 11.5 8.5 1.5 35.8

Great
Kopanang
Tau Lekoa
Moab
Noligwa
Khotsong
(1)
2003
Recovered grade (g/t) 10.57 7.07 4.24 -
Gold production (000 oz) 812 497 322 -
Total cash cost (US$/oz) 218 266 294 -
Total production costs (US$/oz) 233 283 328 -
Capital expenditure (US$ million) 22.0 12.0 7.0 67.0
Note:
(1) Commenced production during 2003. All expenses will be capitalised until commercial production is reached.
Ergo Operations
AngloGold's Ergo operations re-treat tailings dams and sand to recover gold and produce sulphuric acid using a secondary process. These tailings dams are located on the East Rand of the Witwatersrand. Since 1987, material has been treated through two CIL plants, believed to be two of the largest of their kind in the world. Ergo can only profitably treat tailings dams if they exceed a certain grade and, as a result of the expected rate of depletion of the higher grade material available, the operation is not expected to continue past its current estimated end of life in early 2005.
Operating Results for Ergo
2000
2001
2002
2003
Recovered grade (g/t) 0.24 0.25 0.25 0.20
Gold production (000 oz) 321 332 264 203
Total cash cost (US$/oz) 242 215 184 349
Total production costs (US$/oz) 279 229 218 373
Capital expenditure (US$ million) 0.2 0.1 0.2 -
3.2
East and West African Operations
AngloGold's East and West African operations comprise five operations, located in three African countries other than South Africa. All of these operations are currently open-pit operations. However, AngloGold intends to commence some limited underground mining at Geita in due course. These are the Morila, Sadiola Hill and Yatela mines in Mali in West Africa, the Navachab mine in Namibia on the south-western coast of Africa and the Geita mine in Tanzania.
Morila (attributable 40 per cent)
On 3 July 2000, AngloGold acquired a 40 per cent interest in the Morila project in Mali, from Randgold. The transaction involved the purchase by AngloGold from Randgold Resources (Morila) Limited of half of Randgold's 80 per cent interest in Societe des Mines de Morila S.A. ("Morila"). As a result, AngloGold and Randgold each hold a 40 per cent indirect interest in the Morila Joint Venture, with 20 per cent being held by the Malian Government. Under the joint venture agreement, AngloGold is the operator of the mine. This mine is situated some 180 kilometres by road, southeast of Bamako, the capital city of Mali (600 kilometres south east of Sadiola).

Operating Results for Morila
2000
(1)
2001
2002
2003
Recovered grade (g/t) 8.81 6.87 11.96 7.56
Gold production (000 oz) 100% 142 631 1,052 795
Gold production (000 oz) 40% 57 252 421 318
Total cash cost (US$/oz) 88 103 74 108
Total production costs (US$/oz) 154 177 142 179
Capital expenditure (US$ million) 100% 37.5 28.5 17.0 11.6
Capital expenditure (US$ million) 40% 15.0 11.4 6.8 4.6
Note:
(1) AngloGold acquired its interest in the Morila mine effective 3 July 2000. Figures stated are for the period from 18 October 2000, the date the Morila mine started to produce gold.
Sadiola (attributable 38 per cent)
AngloGold has a 38 per cent interest in, and manages, the Sadiola mine within the Sadiola exploitation area in Western Mali. The joint venture partners are IAMGOLD, a Canadian listed company (38 per cent), the Government of Mali (18 per cent), and the International Finance Corporation ("IFC") (6 per cent). The mine is situated 77 kilometres south of Kayes. Construction commenced at the Sadiola open-pit operations in 1994 and full production was achieved by June 1997.
Operating Results for Sadiola
2000
2001
2002
2003
Recovered grade (g/t) 3.56 3.13 2.96 2.77
Gold production (000 oz) 100% 612 536 480 452
Gold production (000 oz) 38% 232 204 182 172
Total cash cost (US$/oz) 114 131 163 210
Total production costs (US$/oz) 169 196 241 275
Capital expenditure (US$ million) 100% 10.0 16.0 16.5 10.4
Capital expenditure (US$ million) 38% 3.8 6.0 6.3 3.9
Yatela (attributable 40 per cent)
As part of the consolidation of Anglo American Corporation's gold mining interests, AngloGold acquired a 50 per cent interest in Sadiola Exploration Limited, which held the prospecting rights in the Sadiola region. Together with joint owner, IAMGOLD, exploration was performed and a feasibility study conducted at the Yatela deposit site, located some 25 kilometres north of Sadiola and approximately 50 kilometres south-south-west of the town of Kayes. The success of the feasibility study led to the formation of a company, Societe d'Exploitation des Mines d'Or de Yatela S.A., in which AngloGold and IAMGOLD each hold an effective 40 per cent interest, with the Government of Mali holding 20 per cent.
In February 2000, the AngloGold Board approved capital expenditure of US$76 million for the development of this heap leach and open-pit operation. Construction and mining progressed exceptionally well at Yatela, with the mine being officially opened by Aboubacary Coulibaly, the Malian Minister of Mines, on 8 September 2001. The ore treatment plant was commissioned in the first quarter, with mining production ahead of schedule. The first gold was produced on 9 May 2001. Production build- up under operational management and a team of permanent employees commenced at the end of the second quarter of 2001.

Operating Results for Yatela
2000
(1)
2001
2002
2003
Recovered grade (g/t) - 4.36 3.60 2.84
Gold production (000 oz) 100% - 131 269 218
Gold production (000 oz) 40% - 52 107 87
Total cash cost (US$/oz) - 149 175 235
Total production costs (US$/oz) - 207 221 334
Capital expenditure (US$ million) 100% 48.0 18.3 8.9 13.8
Capital expenditure (US$ million) 40% 19.2 7.3 3.6 5.5
Note:
(1) The first gold was produced on 9 May 2001 and attributable production and total cash cost reflects the third and fourth quarters of 2001 only.
Navachab
AngloGold holds a 100 per cent interest in the Navachab open-pit gold mine located near Karibib in Namibia, which has been in production since 1990.
Operating Results for Navachab
2000
2001
2002
2003
Recovered grade (g/t) 1.82 2.04 1.93 1.75
Gold production (000 oz) 77 87 85 73
Total cash cost (US$/oz) 189 164 147 274
Total production costs (US$/oz) 213 177 162 296
Capital expenditure (US$ million) 0.1 0.5 2.1 2.2
Geita (attributable 50 per cent; remaining 50 per cent owned by Ashanti)
On 15 December 2000, AngloGold acquired a 50 per cent interest in the Geita project in Tanzania from Ashanti. This is currently entirely an open-pit operation. In due course some limited underground mining operations may be established. Under the joint venture agreement, the Geita Joint Venture is presently governed by a committee which has equal representation from both partners, with equal voting rights and neither side has a casting vote. After the Merger is completed, Geita will be wholly-owned and operated by AngloGold Ashanti and will be 100 per cent attributable to AngloGold Ashanti.
Operating Results for Geita
2000
(1)
2001
2002
2003
Recovered grade (g/t) 2.65 3.70 3.62 3.60
Gold production (000 oz) 100% 177 546 579 662
Gold production (000 oz) 50% 88 273 290 331
Total cash cost (US$/oz) 156 147 175 183
Total production costs (US$/oz) 200 194 223 223
Capital expenditure (US$ million) 100% 31.1 15.8 17.4 20.0
Capital expenditure (US$ million) 50% 15.1 7.9 8.7 10.0
Note:
(1) AngloGold acquired its interest in the Geita mine effective 15 December 2000. Figures stated are for the 12 months ended 31 December 2000 and only the assets and liabilities are reflected in AngloGold's consolidated balance sheet as at 31 December 2000.

3.3
North American Operations
AngloGold completed the acquisition of its North American operations from Minorco effective 1 January 1999. At that time these comprised two operations, Cripple Creek & Victor in Colorado and Jerritt Canyon in Nevada. On 3 June 2003, AngloGold together with its partner in the Jerritt Canyon Joint Venture announced that they had entered into a purchase and sale agreement with Queenstake for their entire interests in the Jerritt Canyon Joint Venture. Under the agreement, Queenstake paid the Jerritt Canyon Joint Venture US$1.5 million in cash and 32 million shares of Queenstake on closing, with US$6 million in deferred payment payable over the period 30 June 2005 to 30 September 2006 at the rate of US$1 million per quarter, with additional royalty payments of up to US$4 million, which royalty payment will commence from 30 June 2005 and will be determined based upon a percentage of gold sales less refining charges, refining penalties, certain taxes, transport and royalties payable to the United States Government. The percentage used to determine such royalty payments will depend upon the then prevailing gold price. Queenstake also accepted full closure and reclamation and other liabilities. The transaction closed on 2 July 2003. AngloGold owned a 70 per cent interest in the Jerritt Canyon Joint Venture. AngloGold sold its entire equity interest in Queenstake during November 2003 for a cash consideration of US$9.4 million.
Cripple Creek & Victor (attributable 67 per cent with 100 per cent interest in production)
AngloGold (Colorado) Corp., a subsidiary of AngloGold North America Inc., owns 67 per cent of Cripple Creek & Victor Gold Mining Company ("CC&V"), in the Cripple Creek mining district, southwest of Colorado Springs in Colorado. The other 33 per cent of CC&V is held by Golden Cycle Gold Corporation ("Golden Cycle"). AngloGold is manager of the operation. AngloGold is currently entitled to receive 100 per cent of the cash flows from the operation until a loan, extended to the joint venture by AngloGold North America Inc., is repaid. CC&V is a low-cost, low-grade open-pit operation. AngloGold believes that good potential exists for the discovery of future mineral deposits and the establishment of these deposits as Ore Reserves.
CC&V began the establishment of the Cresson orebody in May 1994. Establishment was completed by December 1994 and production from the Cresson mine commenced in the first quarter of 1995. The expansion of the Cresson mine, which was approved by the AngloGold Board, began during the first quarter of 2001 and was completed in the third quarter of 2002. The ore is treated using a valley heap leach process with gold in solution being recovered by activated carbon followed by a smelting process. This expansion has doubled the crushing rate at the Cresson mine to 18 million tonnes per annum and increased the total leach pad capacity to 235 million tonnes.
Gold production has been below target levels during the years 2001 through 2003, due to haul truck and crusher commissioning problems and unfavourable leach pad chemistry. All three factors improved in the second half of 2003 and such improvement has continued into the first quarter of 2004. The haul truck fleet and crusher are now both meeting production targets. The leach pad pH level was negatively affected by placing alkaline consuming historic waste dump ore on the leach pad with insufficient lime addition in 2001. Lime addition rates were increased substantially and ammonia was added during 2003 to correct the problem. The pH levels returned to a normal range in the second half of 2003.
Operating Results for CC&V
2000
2001
2002
2003
Recovered grade (g/t) 0.78 0.76 0.82 0.67
Gold production (000 oz) 248 214 225 283
Total cash cost (US$/oz) 190 187 187 199
Total production costs (US$/oz) 292 277 306 310
Capital expenditure (US$ million) 20.3 82.2 66.2 23.9
3.4
South American Operations
AngloGold's South American operations and joint ventures were acquired as part of the Minorco transaction effective 1 January 1999 and are located in Brazil and Argentina. In 2003, 100 per cent of AngloGold's interest in the Amapari Project was sold.

Operations in Brazil comprise the wholly-owned Mineracao Morro Velho ("Morro Velho") mines and a 50 per cent interest in the Mineracao Serra Grande ("Serra Grande") mines. In July 2002, AngloGold acquired from Perez Companc International SA an additional 46.25 per cent of the equity, as well as the total loan assignment, of Cerro Vanguardia SA, a company conducting gold mining operations in Argentina, thereby increasing its interest in Cerro Vanguardia to 92.5 per cent. The net consideration paid for the interest was US$97 million. The remaining 7.5 per cent interest in Cerro Vanguardia is held by the Santa Cruz Province.
On 19 May 2003, AngloGold entered into a purchase and sale agreement with Eike Fuhrken Batista and EBX Empreendimantos Ltda (EBX) for the sale of AngloGold's entire interests in Amapari to EBX. Under the agreement, EBX paid US$3.0 million on closing and is obligated to pay US$7.7 million in August 2004 and US$7.5 million in December 2005.
Morro Velho
Through its wholly-owned subsidiary, Morro Velho, AngloGold has mining rights over 29,500 hectares in the state of Minas Gerais, in south-eastern Brazil. The Morro Velho complex is located in Nova Lima near the city of Belo Horizonte.
Ore from the Cuiaba underground operation and the Engenho D'Agua open-pit is treated at the Queiroz Plant. Ore from the Corrego do Sitio mine is processed by a heap leach facility. Mina Velha closed in 2003 and Engenho D'Agua is due to close in 2004. Future production will be sourced from the low-cost Cuiaba underground mine and from Corrego do Sitio mine (heap leach), where production commenced in the fourth quarter of 2002. The Cuiaba expansion project, currently under consideration, is anticipated to yield approximately 2.2 million ounces from 2006, at a projected capital cost of US$109 million.
Operating Results for Morro Velho
2000
2001
2002
2003
Recovered grade (g/t) 6.79 6.63 6.71 6.66
Gold production (000 oz) 211 209 205 228
Total cash cost (US$/oz) 134 127 131 141
Total production costs (US$/oz) 183 197 193 199
Capital expenditure (US$ million) 10.5 9.9 16.7 25.4
Serra Grande (attributable 50 per cent)
AngloGold owns a 50 per cent interest in and manages the Serra Grande joint venture. Kinross Gold Corporation Inc. owns the remaining 50 per cent. Under the terms of the Serra Grande joint venture agreement, AngloGold has the right to appoint some of the management of the Serra Grande joint venture and has the right to a maximum of 50 per cent of the earnings accrued and dividends paid by Serra Grande. Serra Grande controls, or has an interest in approximately 15,300 hectares in and around the Crixas mining district in the north-western areas of the Goias State, located in the central part of Brazil. The property includes two operating underground mines.
Operating Results for Serra Grande
2000
2001
2002
2003
Recovered grade (g/t) 8.15 8.08 7.84 7.88
Gold production (000 oz) 100% 193 192 187 189
Gold production (000 oz) 50% 96 96 94 95
Total cash cost (US$/oz) 112 107 100 109
Total production costs (US$/oz) 171 166 158 163
Capital expenditure (US$ million) 100% 5.4 5.7 6.1 6.7
Capital expenditure (US$ million) 50% 2.7 2.9 3.0 3.3

Cerro Vanguardia (attributable 92.5 per cent)
The Cerro Vanguardia ("CVSA") operation is located to the north-west of Puerto San Julian in the Province of Santa Cruz, Argentina. CVSA owns the right to exploit the deposit for 40 years based on the Usufruct Agreement signed in December 1996. The operation, which was constructed at a total cost of US$270 million, was commissioned in the fourth quarter of 1998. The mine is currently an entirely open- pit operation. Some limited underground mining operations may also be established in due course.
Operating Results for CVSA
2000
(1)
2001
(1)
2002
2003
Recovered grade (g/t) 11.22 10.51 9.49 7.15
Gold production (000 oz) 100% 285 292 261 226
Gold production (000 oz) (92.5%) 264 271 241 209
Total cash cost (US$/oz) 146 133 104 143
Total production costs (US$/oz) 229 218 203 261
Capital expenditure (US$ million) 100% 1.6 10.0 3.0 10.3
Capital expenditure (US$ million) (92.5%) 1.5 9.3 2.8 9.5
Note:
(1) 2000 and 2001 are based on 92.5 per cent holdings for comparative purposes, despite AngloGold's holding being only
46.25 per cent at this time. AngloGold acquired its additional 46.25 per cent interest in Cerro Vanguardia in July 2002.
3.5
Australian Operations
Acquired at the end of 1999, the Australian operations (formerly Acacia Resources) comprise:
· the Sunrise Dam mine (AngloGold's interest is 100 per cent);
·
the Boddington gold mine (AngloGold's interest is 33.33 per cent), which is now closed and on care and maintenance pending the proposed Boddington expansion project;
·
the Union Reefs gold mine (AngloGold's interest is 100 per cent) that stopped producing and was closed in 2003. AngloGold has announced that it has entered into an agreement to sell Union Reefs to Greater Pacific Gold Limited. It is anticipated that this sale will be completed during the first half of 2004;
·
the Tanami mine (AngloGold's interest is 40 per cent), where certain assets were leased to a third party for ore processing, after the mine closed during the third quarter of 2001; and
·
the Western Tanami Project, which includes the Coyote Prospect, which was sold to Tanami Gold NL with effect from 16 January 2004.
Sunrise Dam
Sunrise Dam gold mine lies some 220 kilometres north-northeast of Kalgoorlie and 55 kilometres south of Laverton in Western Australia. Gold production began in March 1997. AngloGold acquired Sunrise Dam as part of Acacia in 1999. Ore is mined by open-pit methods using contract mining and treated in a conventional gravity and leach process plant. The current throughput capacity of the operation is 3.4 million tonnes per annum as a result of expansions completed in 2001 and 2002. This mine is currently an entirely open-pit operation. In July 2003 the Board of Directors of AngloGold approved the Sunrise Dam underground feasibility study and trial mining project. This project, if successful, will lead to the establishment of an underground mining operation at Sunrise Dam to extend the life of this operation. The Sunrise Dam underground project is anticipated to yield 1.3 million ounces from 2004 and is anticipated to require capital expenditure of US$72 million.

Operating Results for Sunrise Dam
2000
2001
2002
2003
Recovered grade (g/t) 3.87 3.81 3.49 3.12
Gold production (000 oz) 225 295 382 358
Total cash cost (US$/oz) 172 153 177 228
Total production costs (US$/oz) 229 201 227 295
Capital expenditure (US$ million) 26.8 37.9 25.7 19.6
Boddington (attributable 33.33 per cent)
Boddington gold mine, which closed at the end of 2001, was an open-pit operation approximately 100 kilometres south east of Perth. Formerly operated by Worsley Alumina, since September 2002 it has been operated by the Boddington Gold Mine Management Company under the direction of the Boddington joint venture partners, namely AngloGold (33.33 per cent), Newmont Boddington (44.44 per cent) and Newcrest Operations (22.22 per cent). The plant was placed on care and maintenance pending commencement of the Boddington expansion project. The feasibility study for the Boddington expansion project, or Wandoo project, has been completed and is currently under review by the joint venture partners. The Boddington expansion project, which would involve the establishment of a large scale open-pit operation to exploit the deeper Ore Reserves below the previously mined oxide open-pits, is anticipated to yield 3.6 million ounces of attributable gold production to AngloGold. The project is anticipated to be developed at an attributable capital expenditure of US$150 million.
Union Reefs
Union Reefs open-pit gold operations lie some 160 kilometres south-east of Darwin between the townships of Pine Creek and Adelaide River in the Northern Territory. Following the extraction of the entire Ore Reserve, mining operations at the mine were completed in July 2003. Processing of low grade stockpiles continued until the final mill shutdown on 3 October 2003. Since that time clean up operations and preparation of the plant for care and maintenance and possible sale have been undertaken. On 14 November 2003, AngloGold announced that it had entered into a purchase and sale agreement with Greater Pacific Gold Ltd (GPG) for the sale of the Union Reefs mine and its associated assets and tenements. It is anticipated that this transaction will be completed in the first half of 2004.
Tanami
The Tanami open-pit gold operations are located in the Tanami desert, 650 kilometres north-west of Alice Springs in the Northern Territory. Mining operations, of which 40 per cent were attributable to AngloGold, ceased during the third quarter of 2001. Since 2002, the gold recovery plant at the Tanami operations was leased to Newmont Mining Corporation under a three year arrangement which would have resulted in annual revenues to AngloGold of at least A$2 million.
On 24 November 2003, AngloGold announced that it had agreed to sell its 100 per cent interest in the Western Tanami Project to Tanami Gold NL for a consideration made up of an immediate cash deposit of A$0.25 million, the payment of A$3.75 million in cash and the issue of 25 million ordinary shares in Tanami Gold NL on 16 January 2004, the payment of A$5 million in cash within 120 days of that date, and the payment of a royalty from future gold production, if any, from the Western Tanami Project. The Western Tanami Project comprises an established exploration camp and associated equipment, a number of Exploration Licences/Exploration Licence Application in northern Western Australia and includes the Coyote gold deposit.
3.6
Research and Development
AngloGold is committed to research and development of new mining techniques, metallurgical processes and engineering systems, in line with its strategic objective of operational excellence. This objective encompasses improved safety and a contemporary workplace involving less manual labour and improved productivity. These objectives determine the selection of projects. These projects involve independent research institutions (Council for Scientific and Industrial Research, Miningtek, Mintek and Centre for Mining, Technologies and Equipment), tertiary education institutions, consultants and suppliers of equipment, so as to utilise the best skills available. AngloGold is well advanced with testing incremental new production technologies, all of which are expected to contribute to lower costs, improved safety and better margins, thereby growing earnings. To this end, AngloGold's Technical Development Services has been refocused to concentrate on technology transfer, and is now known as AngloGold Mining Technologies. A number of major programmes continued in 2003 ranging from exploration, mining and metallurgy to developing new industrial applications for gold. Technology transfer is a priority, with workshops held in-house to capitalise on the depth and spread of technical expertise.
3.7
Global Exploration
AngloGold's global exploration strategy seeks both to extend the life of existing operations (through brownfields exploration) and to establish new mines (through greenfields exploration). This strategy is achieved through cost-effective, focused exploration in geological terrains most likely to host significant gold deposits. The more isolated the prospect is from existing operations, the less existing infrastructure development or the higher the country and other risks associated with the project, the more significant the deposit must be to meet AngloGold's investment criteria.
During 2003, the exploration focus continued in countries in which AngloGold already has operations, namely in Argentina, Australia, Brazil, Tanzania, Mali, Namibia, South Africa and the United States. In addition, exploration was pursued in highly prospective areas in Alaska, Canada, Mongolia and Peru. Exploration spending for 2003 amounted to US$64 million and, of this total, US$38 million was expensed in 2003.
AngloGold's highly focused greenfields exploration programme targets the addition of some 13 million new ounces to AngloGold's production between 2007 and 2020, at a discovery cost of below US$30 per ounce. This programme comprises projects in Australia, Canada, southern Mali, Mongolia, Peru and the United States.
3.8
Gold Marketing
AngloGold is committed to developing the market for gold and its marketing programme aims to increase the desirability of its product, to sustain and grow demand for gold and to deregulate the market in key economies. As a company, AngloGold aims to extract value from gold wherever possible throughout the gold value chain.
During 2003, AngloGold spent some US$19 million on gold marketing initiatives, of which 55 per cent was spent through the World Gold Council ("WGC"). WGC underwent a major restructuring during the year and has allocated increased resources to support the market for gold investment purposes.
Independently of its support for the WGC, AngloGold is active in a number of other marketing projects in support of gold, and AngloGold remains the only gold company in the world that has committed this level of resources to marketing the metal it produces. These initiatives include a 26.6 per cent interest in South Africa's largest jewellery manufacturer, Oro Africa.
3.9
Employees
The average number of employees in the AngloGold group over the last three financial years ended 31 December 2003 is as follows:
2001
(1)
2002
(2)
2003
(3)
South Africa
(4)
53,982 39,547 40,520
East and West Africa
(4)
1,365 2,022 2,454
North America
(4)
808 869 708
South America
(4)
1,755 2,109 2,578
Australia
(4)
503 394 339
Administration and other employees
(5)
11,967 8,156 8,840
Total
70,380
53,097
55,439

Notes:
(1) During 2001, AngloGold sold its interests in the Elandsrand and Deelkraal mines in South Africa, and the Tanami mine in
Australia was closed.
(2) During 2002, AngloGold sold its interests in its Free State Operations in South Africa, and the Boddington mine in Australia was placed on care and maintenance pending the Boddington Expansion Project.
(3) During 2003, AngloGold sold its interests in the Jerritt Canyon Joint Venture, the Amapari Project and the Union Reefs mine in
Australia was closed and subsequently sold. During 2003, AngloGold also purchased a portion of the Driefontein mining area.
(4) Excludes employees at metallurgical plants, shared business services, corporate office and health services.
(5) Employees at metallurgical plants, shared business services, corporate office and health services.
4.
ANGLOGOLD'S RIGHTS TO MINE AND TITLE TO PROPERTIES
AngloGold currently holds all necessary leases and licences to cover exploration and mining activities.
AngloGold's rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located.
South Africa
Currently, South African property law provides for the ownership of mineral rights by private individuals, including companies. It is possible for one person to own the surface of a property and for another to own the mineral rights. Mineral rights can be divided into the different minerals, each capable of separate ownership so that, for example, one person can own the coal rights, another the precious metals rights and a third the diamond rights. An owner of mineral rights can lease them, mortgage them or dispose of them at will. The South African government is also an owner of mineral rights and is treated in the same manner as a private individual. Currently, AngloGold owns the surface rights of areas deemed to be critical to its operations in South Africa as well as the mineral rights to all of its mining areas and possesses all required mining authorisations to conduct its operations.
Rights to mine in South Africa are derived from mining authorisations granted by the State over mineral rights in the name of the holder of those rights pursuant to the Minerals Act No. 50 of 1991. To obtain a mining authorisation, the miner must first show that it has the capacity to mine, and the ability to rehabilitate the environment and comply with safety and other requirements. An environmental rehabilitation plan must be filed and approved by various government departments covering the restoration of the surface areas of the mine, the prevention of water and dust pollution and the removal of structures not required for other purposes. Previously, mining rights were held under leases issued by the State under the terms of which a mining lease payment was made to the State as an effective resource tax. Lease payments are now made only where the State owns the mineral rights. All South African operations have indefinite mining licences under the current legislation.
AngloGold has submitted all required environmental rehabilitation plans relating to its operations to the South African authorities. All these plans have been approved.
In October 2002 the President of South Africa assented to the MPRDA, which was passed by the Parliament of South Africa in June 2002. It will come into operation on a date to be proclaimed by the President, which is expected to be during the first half of 2004. Until then the existing regulatory regime for mineral rights will remain in place whereby the holder of mineral rights is entitled to mine on obtaining a mining authorisation from the State of South Africa. AngloGold owns substantially all the mineral rights for which it holds mining authorisations.
The MPRDA will vest custodianship of South Africa's mineral resources in the State which will issue prospecting rights or mining rights to applicants in the future. The existing common law prospecting, mining and mineral rights will cease to exist but transitional arrangements are provided in order to give holders of existing rights the opportunity to acquire new rights.
The new rights will be subject to a State royalty calculated on gross revenue as proposed in the draft Mineral and Petroleum Royalty Bill 2003, which was released in March 2003 for comment, and which proposes a royalty of three per cent of gross revenue per annum, payable quarterly, in the case of gold. As proposed, royalty payments will commence upon the conversion and granting of a new mining right. AngloGold and other members of the South African mining community have submitted comments on the draft bill to the relevant authorities. These comments have included recommendations for a profit-based, rather than a revenue based royalty and in order not to delay the conversion of mineral rights from old to new order mining rights, that the proposed royalty should only become payable from a fixed date being 1 January 2009, which date is the final date for the conversion of old order to new order mining rights under the MPRDA. At present, the South African government has not made public its plans to publish an amended draft Mineral and Petroleum Royalty Bill 2003.
Further details of the MPRDA and the draft Mineral and Petroleum Royalty Bill 2003 are given in paragraph 8 of Part II of this document.
Mali
Mineral rights in Mali are governed by the Mining Act and Regulations promulgated in 1991. Exploration is carried out under permits granted by Ministerial Decree following application to the National Director of Geology and Mines from the Ministry of Mines, Energy and Water conveying exclusive title to conduct exploration. The permit is valid for a three-year period and renewable twice. The company applying for such a permit must provide proof of technical and financial capabilities.
An exploitation permit is required in order to mine a deposit located within the exploration area. This permit grants exclusive title to mine for a maximum period of 30 years (inclusive of renewals) and is granted by the head of State following application to the National Director of Mines.
Both permits referred to above include a Mining Convention (convention d'etablissement) covering exploration, mining, treatment and marketing in a comprehensive document. This outlines the general conditions with regard to exploration (work programme, fiscal and customs regime) and exploitation (formation of a local limited liability company and mining company, State shareholdings, the fiscal and customs regime during construction and exploitation phases, exchange controls, marketing of the product, accounting regime, training programmes for local labour, protection of the environment, reclamation, safety, hygiene, and settlement of disputes).
Application for an exploration permit is submitted to the National Director of Mines based on various documents, including applicant identification, locations, receipts for payment of fixed rights and surface fees and articles of association, together with a draft mining convention. An inter-ministerial committee examines the applications and one company is retained to do the exploration. This company then negotiates a draft of the Mining Convention and the Minister of Mines grants the exploration permit by an in-house decree published in the Malian Gazette.
Once an economically viable deposit has been identified, an application for an exploitation permit is submitted to the national director of mines. This application must be made prior to the expiry of the exploration permit. The application document also contains a map and coordinates, a receipt for payment of fixed rights and surface fees and a summary of technical and financial capabilities. The exploitation title is granted following a thorough investigation. AngloGold has complied with all applicable requirements and the relevant permits have been issued.
Morila, Sadiola and Yatela have 30-year permits which expire in 2029, 2024 and 2030, respectively.
Namibia
Mineral rights in Namibia vest in the State. In order to prospect or mine, the Ministry of Minerals and Energy initially grants a prospecting licence and on presentation of a feasibility study, a mining licence is then granted taking into account the abilities of the company, including mining, financial and technical capabilities, rehabilitation programmes and payment of royalties. The relevant licence has been granted to AngloGold in respect of its mining and prospecting activities in Namibia. AngloGold's current 15-year licence expires in 2018.
Tanzania
On 15 December 2000, AngloGold acquired a 50 per cent interest in the Geita project in Tanzania from Ashanti. Under the joint venture agreement, the Geita Joint Venture is governed by a committee which has equal representation from both partners, with equal voting rights and neither side has a casting vote. After the Merger is completed, Geita will be wholly owned and operated by AngloGold Ashanti and will be 100 per cent attributable to AngloGold Ashanti.

Mineral rights in the United Republic of Tanzania are governed by the Mining Act of 1998 (the "Mining Act") and property in and control over minerals are vested in the State of Tanzania. Prospecting for the mining of minerals, except petroleum, may only be conducted under authority of a mineral right granted by the Minister of Mines and Energy under the Mining Act. The three types of mineral rights most often encountered, which are also those applicable to AngloGold, are:
· mining licences;
· prospecting licences; and
· retention licences.
A prospecting licence grants the holder thereof the exclusive right to prospect in the area covered by the licence for minerals to which the licence applies for a period of three years. Thereafter, the licence is renewable for two further periods of two years each. A company applying for a prospecting licence must, inter alia, state the financial and technical resources available to it. On each renewal of a prospecting licence, 50 per cent of the area covered by the licence must be relinquished. Mining is carried out through either a mining licence or a special mining licence, both of which confer on the holder thereof the exclusive right to conduct mining operations in or on the area covered by the licence. A mining licence is granted for a period of 10 years and is renewable for a further period of 10 years. A special mining licence is granted for a period of 25 years and is renewable for a further period of 25 years. If the holder of a prospecting licence has identified a mineral deposit within the prospecting area which is potentially of commercial significance, but it cannot be developed immediately by reason of technical constraints, adverse market conditions or other economic factors of a temporary character, it can apply for a retention licence which will entitle the holder thereof to apply for a special mining licence when it sees fit to proceed with mining operations. A retention licence is valid for a period of five years and is thereafter renewable for a single period of five years. A mineral right may be freely assigned by the holder thereof to another person, except for a mining licence, which must have the approval of the Ministry to be assigned. However, this approval requirement for the assignment of a mining licence will not apply if the mining licence is assigned to an affiliate company of the holder or to a financial institution or bank as security for any loan or guarantee in respect of mining operations. A holder of a mineral right may enter into a development agreement with the Ministry to guarantee the fiscal stability of a long-term mining project and make special provision for the payment of royalties, taxes, fees and other fiscal imposts. AngloGold has complied with all applicable requirements, and the relevant licences have been issued for 25 years and expire in 2024.
United States
Mineral rights, as well as surface rights, in the United States of America are owned by private parties, State governments and the federal government. Most lands prospective for precious metals exploration, development and mining are owned by the federal government and are obtained through a system of self-initiated mining claim location pursuant to the Federal Mining Law of 1872, as amended. Individual states typically follow a lease system for state-owned minerals. Private parties have the right to sell, lease or enter into other agreements, such as joint ventures, with respect to minerals that they own or control. All mining activities, regardless of whether they are situated on privately or publicly owned lands, are regulated by a myriad of federal, state and local laws, regulations, rules and ordinances, which address matters including environmental protection, mitigation and reclamation. Authorisations and permits setting forth the activities and restrictions pertaining thereto are issued by the responsible governmental agencies at all phases of mining activities.
The Cripple Creek & Victor Gold Mining Company joint venture is almost entirely comprised of company owned patented mining claims for public lands, with a small percentage of private and State lands being leased and the balance owned. The total area of control is approximately 7,100 acres. Patented claims vest ownership in the holder, including the right to mine for an indefinite tenure. All life-of-mine reserves are within these property controls. The mining and reclamation permits issued by the State of Colorado are life-of-mine permits.
South America
In Brazil, Mine Manifests (mining titles granted in 1936) and Mining Decrees (mining titles presently granted via a decree signed by the Minister of Mines and Energy) are valid for an undetermined period - until depletion of reserves - provided that the mining title holder complies with present Brazilian mining legislation, as well as with those requirements set out by the Departamento Nacional de Pesquisa Mineral (DNPM) who acts as inspecting entity for mining activities. The difference between a Mine Manifest and a Mining Decree consists in the legal nature of these two mining titles, since it is much more difficult and complicated for the Public Administration to extinct a Mine Manifest than a Mining Decree, although, in practice, it is possible to cancel or become extinct if the abandonment of the mining practices is formally proven. All of AngloGold's operations in Brazil have indefinite mining licences.
According to Argentinean Mining Legislation, mines are purchased by virtue of legal licence granted by competent authority under the provisions of the Mining Code. Regarding those provisions, anyone who owns a mining licence can make use of it as any other property under Argentinean legislation within the special dispositions of the Argentinean Mining Code. The usual ways used in Argentina to transfer rights over mining licences are: to sell the licence; to lease it; or to assign the rights under such a licence by a beneficial interest or Usufruct Agreement. The current licence in respect of CVSA expires in 2036.
Australia
In Australia, with few exceptions, all onshore mineral rights are reserved to the government of the relevant State or Territory. Exploration for, and mining of, minerals is regulated by the general mining legislation of each respective State or Territory and controlled by the relevant State or Territory mining ministry. Where native title has not been extinguished, native title legislation may apply to the grant of tenure and some subsequent administrative processes. Federal and State Aboriginal heritage legislation also operate to protect special sites and areas from disturbance and to date there has not been any adverse impact on any of AngloGold's operating properties.
AngloGold's operating properties are located in the State of Western Australia and the Northern Territory. The most common forms of tenure are exploration and prospecting licences, mining leases and general purpose leases. In most Australian states, if the holder of an exploration licence establishes indications of an economic mineral deposit and complies with the conditions of the grant, the holder of the exploration licence has a priority right against all others to apply for a mining lease which gives the holder exclusive mining rights with respect to minerals on the property. It is possible for one person to own the surface of the property and for another to own the mineral rights. Typically the maximum initial term of a mining lease is 21 years, and the holder has the right to renew the lease for a further period of 21 years. Subsequent renewals are subject to the discretion of the respective State or Territory's minister responsible for mining rights. Mining leases can only be assigned with the consent of the relevant minister. Government royalties are payable as specified in the relevant legislation in each State or Territory. A general purpose lease may also be granted for one or more of a number of permitted purposes. These purposes include erecting, placing and operating machinery and plant in connection with mining operations, depositing or treating minerals or tailings and using the land for any other specified purpose directly connected with mining operations.
AngloGold owns the mineral rights and has 21-year term mining leases with rights of renewal to all of its mining areas in Australia, including its proportionate share of joint venture operations, and both it and its joint venture partners are fully authorised to conduct operations in accordance with relevant laws and regulations. The mining leases cover the current life of mines at AngloGold's operations in Australia.
Royalty Payments
Following are royalty payments and related rates for the three years ended 31 December 2003:
Region
2001
2002
2003
US$ million
North America 1 2 2
South America
(1)
3 4 6
Australia 2 3 3
South Africa - - -
East and West Africa 11 16 16
Total
17
25
27
Note:
(1) Data for the year 2001 is based on a 92.5 per cent holding in Cerro Vanguardia for comparative purposes, despite AngloGold's holding being only 46.25 per cent for that year. AngloGold acquired its additional 46.25 per cent interest in Cerro Vanguardia in July 2002.
The above royalty payments are included, as applicable, in the determination of total cash costs for AngloGold's operations as included in Part III of this document.

5.
DISCUSSION OF ANGLOGOLD'S FINANCIAL RESULTS AND RESULTS OF OPERATIONS
5.1
Comparison of Operating Performance in 2001, 2002 and 2003
The following table presents operating data for the AngloGold group for the three-year period ended 31 December 2003:
Operating data for AngloGold
Year ended 31 December
2001
2002
2003
(audited)
(audited) (unaudited)
Gold production (thousand ounces) 6,983 5,939 5,616
Total cash costs (US$/oz) 178 161 229
Total production costs (US$/oz) 213 203 272
Capital expenditure (million US dollars) 298 271 363
Gold production
For the year ended 31 December 2003, AngloGold's total gold production decreased by 323,000 ounces or 5 per cent, to 5,616,000 ounces from 5,939,000 ounces produced in 2002.
Gold production from operations located in South Africa decreased by 4 per cent from 3,412,000 ounces produced in 2002 to 3,281,000 ounces in 2003. This is attributable to lower stoping widths, lower reef developments, lower vamping and lower grades at Great Noligwa, lower volumes at Savuka and a dwindling reserve tonnage base at Ergo. Gold production in East and West Africa decreased by 10 per cent from 1,085,000 ounces in 2002 to 981,000 ounces in 2003, mainly due to the reduction in gold grade primarily at Morila. Gold production in the North American region decreased by 16 per cent from 462,000 ounces in 2002 to 390,000 ounces in 2003, primarily due to the sale of AngloGold's 70 per cent interest in the Jerritt Canyon Joint Venture with effect from 30 June 2003. Production at Cripple Creek & Victor increased by 58,000 ounces, due to additional product from expanded processing facilities, as a result of the completion of the expansion project at the Cresson mine in the third quarter of 2002. South America's production increased from 478,000 ounces in 2002 to 532,000 ounces in 2003, due to the additional 46.25 per cent interest acquired by AngloGold in Cerro Vanguardia in July 2002, as well as increased production at Morro Velho. The Australian operations produced 432,000 ounces of gold during 2003, compared with 502,000 ounces in 2002, as a result of the closure of Union Reefs and lower production at Sunrise Dam due to lower grades.
For the year ended 31 December 2002, AngloGold's total gold production decreased by 1,044,000 ounces, or about 15 per cent, to 5,939,000 ounces from 6,983,000 ounces produced in 2001.
Gold production from operations located in South Africa decreased by 27 per cent from 4,670,000 ounces produced in 2001 to 3,412,000 ounces in 2002. This reduction was largely due to the sale of AngloGold's Free State operations, effective 1 January 2002. Gold production in East and West Africa increased by 25 per cent or 217,000 ounces from 868,000 ounces in 2001 to 1,085,000 ounces in 2002, mainly as a result of a 74 per cent increase in recovered grade at Morila and at Yatela, where the first full year of production was completed in 2002. Gold production in the North American region decreased by 7 per cent from 496,000 ounces in 2001 to 462,000 ounces in 2002, due to adverse weather conditions, the completion of the Cortez tolling agreement and lower recovery at Jerritt Canyon. South American operations recorded increased gold production of 478,000 ounces in 2002, compared with 441,000 ounces in 2001, as a result of the additional interest acquired in Cerro Vanguardia. The Australian operations produced 502,000 ounces of gold in 2002, compared with 508,000 ounces in 2001, due to the closure of operations at Boddington and Tanami, partially offset by a 29 per cent increase in production at Sunrise Dam, achieved due to the second mill upgrade completed in 2002.
A more detailed review of gold production at each of AngloGold's operations is provided in paragraph 3 of this Part III.

Total cash costs and total production costs
The total cash cost for the year ended 31 December 2003 was US$229 per ounce, 42 per cent higher than cash costs of US$161 per ounce recorded in 2002. This change was mainly due to a combination of stronger local currencies against the US dollar in most operating regions and lower ore grade in several of these regions. Stronger currencies increased total cash costs by US$47 per ounce and lower ore grade increased total cash costs by a further US$17 per ounce.
Total cash costs for the South African, Australian and East and West African regions increased by 60 per cent, 26 per cent and 36 per cent, respectively, in 2003, compared with 2002. The increases in total cash costs at the South African and Australian operations were mainly due to the strengthening of the South African rand and the Australian dollar against the US dollar (based on the average exchange rates of the rand against the US dollar of ZAR7.55 and ZAR10.48 and of the Australian dollar against the US dollar of A$1.54 and A$1.84, during the years ended 31 December 2003 and 2002, respectively). East and West African operations recorded higher total cash costs in 2003, mainly due to lower recovered grades achieved at all operations compared with 2002.
The total cash cost for the year ended 31 December 2002 was US$161 per ounce, 10 per cent, lower than cash costs of US$178 per ounce recorded in 2001. This reduction was largely a result of the weakening of the local currencies in the countries in which AngloGold operates against the US dollar.
Total production costs per ounce increased to US$272 in 2003 from US$203 per ounce in 2002 and US$213 per ounce in 2001.
A more detailed review of total cash costs and total production costs at each of AngloGold's operations is provided in paragraph 3 of this Part III.
Capital expenditure
Total capital expenditure during the year ended 31 December 2003 was US$363 million, compared with US$271 million in 2002, which represents a US$92 million, or 34 per cent, increase in capital expenditure on a group level.
In South Africa, capital expenditure increased from US$112 million spent in 2002 to US$246 million in 2003, mainly due to the Moab Khotsong and Mponeng shaft deepening projects, the acquisition of a portion of the Driefontein mining area, known as 1C11, from Gold Fields Limited and the strengthening of the rand against the US dollar. Capital expenditure in the North American and Australian regions, decreased from US$74 million and US$31 million spent in 2002, to US$27 million and US$21 million, respectively, in 2003. The decrease in North America was mainly due to the completion of the Cresson mine expansion in the third quarter of 2002. East and West African and South American regions recorded capital expenditure of US$26 million and US$43 million in 2003, compared with US$27 million and US$27 million in 2002, respectively.
Total capital expenditure during the year ended 31 December 2002 was US$271 million, compared with US$298 million in 2001, representing a US$27 million, or 9 per cent, decrease in capital expenditure on a group level.
5.2
Financial Review
5.2.1 Financial performance in 2003 compared with 2002
Revenues
Revenues from product sales and other income increased to US$2,116 million in 2003 from US$1,847 million in 2002, representing a 15 per cent increase, mainly due to the higher unit price of gold which offset the lower gold production in all operating regions except South America. Most product sales consisted of US dollar-denominated gold sales.
Gold income
Gold income increased to US$2,029 million in 2003 from US$1,761 million in 2002, representing a 15 per cent increase, mainly due to a US$60 per ounce, or 20 per cent, increase in the received gold price of US$363 per ounce, partly offset by a 5 per cent reduction in gold production to 5,616,000 ounces. The average spot price of gold for 2003 was US$363 per ounce, compared with US$310 per ounce in 2002.
Gold income from the South African operations increased to US$1,179 million from US$930 million in 2002. This increase was mainly the result of a US$78 per ounce improvement in the received gold price to US$372 per ounce, partially offset by lower gold production. Gold income derived from East and West African operations increased to US$338 million in 2003 from US$329 million in 2002. Gold income from North America, South America and Australia amounted to US$128 million, US$227 million and US$157 million in 2003, compared with US$152 million, US$195 million and US$155 million, respectively, in 2002.
Cost of sales
Cost of sales increased to US$1,526 million in 2003 from US$1,203 million in 2002, representing a 27 per cent increase. This increase was a result of the strengthening of local currencies against the US dollar in most of the countries in which AngloGold operates and lower gold grade ore mined or recovered at certain operations.
Operating profit
Operating profit decreased to US$622 million in 2003 from US$650 million in 2002, representing a 4 per cent decrease. Adjusted operating profit, which excludes unrealised gains on non-hedge derivatives, decreased 12 per cent to US$559 million from US$638 million in 2002.
Profit before exceptional items
In 2003, profit before exceptional items was US$490 million, compared to US$553 million in 2002. Corporate and other administration expenses increased by US$11 million, to US$36 million in 2003 from US$25 million in 2002. Market development costs amounted to US$19 million for 2003, of which 55 per cent was paid to the World Gold Council. Total exploration expenditure was US$64 million (2002: US$51 million), of which US$38 million (2002: US$28 million) was expensed. Interest received increased by US$2 million to US$38 million, mainly as a result of an improved gold price and improved cash position. Other net expenses amounted to US$15 million for 2003 and included, amongst other items, foreign exchange losses on transactions other than sales, income from associates, growth in the Environmental Trust Fund and other provisions. Finance costs increased by US$5 million to US$49 million, mainly due to the interest on the corporate bond issued in 2003, partly offset by lower Libor rates applicable to several of the loans. Included in the expenses for 2003 are marked-to-market effects of financial instruments in the amount of US$6 million (2002: nil). Expenses for 2003 also include abnormal items in the amount of US$19 million, compared to US$10 million in 2002.
Net profit
Net profit for 2003 decreased to US$312 million from US$332 million in 2002. This decrease was mainly due to the items included in profit before exceptional items mentioned above, adjusted for amortisation of goodwill of US$29 million (2002: US$28 million), impairment of mining assets of US$44 million (2002: nil), profit on disposal of assets and subsidiaries of US$10 million (2002: loss of US$13 million) and profit on disposal of investments of US$45 million (2002: nil). The impairment of mining assets includes the impairment of various exploration assets in Australia (US$9 million), Savuka assets in South Africa (US$34 million) and mining equipment in South America (US$1 million). A loss on the disposal of the Free State assets of US$13 million was recognised in 2002 and a profit on the sale of the Jerritt Canyon Joint Venture (US$10 million) in 2003. The profit on sale of investments includes a profit on the sale of East African Gold Mines of US$25 million, a profit on the sale of Randgold Resources Limited of US$17 million and a profit on the sale of shares in Queenstake of US$3 million. The loss on the sale of the Amapari project was offset by the profit on the sale of the helicopter at the Vaal River operations. Taxation decreased in line with lower earnings, whilst the minorities interest was US$18 million, compared to US$15 million in 2002.

5.2.2 Financial performance in 2002 compared with 2001
Revenues
Revenues from product sales and other income decreased to US$1,847 million in 2002 from US$2,121 million in 2001, representing a 13 per cent reduction, mainly as a result of lower gold production from South Africa, largely due to the sale of the Free State assets effective January 2002 and a reduction in gold production from Ergo following the closure of the Daggafontein plant in December 2001. These were partially offset by a higher unit price of gold and increase in revenues from East and West Africa, as a result of an increase in revenue from Morila due to an unusually high increase in recovered grade, an increase in revenue from Yatela where gold production commenced in the third quarter of 2001 and an increase in revenue from South America, due to revenues attributable to the additional 46.25 per cent interest in the Cerro Vanguardia mine that AngloGold acquired during the third quarter of 2002.
Gold income
Gold income decreased to US$1,761 million in 2002 from US$2,041 million in 2001, representing a 14 per cent decrease, mainly due to a reduction of 1,044,000 ounces in gold produced (for the reasons stated above), partly offset by an increase in the received gold price by US$16 per ounce to US$303 per ounce in 2002. The average spot price of gold for 2002 was US$310 per ounce, compared to US$272 per ounce in 2001.
Cost of sales
Cost of sales decreased to US$1,203 million in 2002 from US$1,519 million in 2001, representing a 21 per cent decrease, mainly as a result of lower total cash costs, reduced retrenchment costs and favourable inventory movement. Total cash costs were lower both on a per ounce and on an absolute basis, as a result of lower gold production. Retrenchment costs decreased by US$19 million, as most of the costs associated with the Free State operations were incurred in 2001. The increase in inventory levels in 2002 compared to 2001 was mainly due to the increase in gold in process in the North American region, as a result of ongoing problems with extracting gold from the heap leach pad resulting in a build up of inventory.
Operating profit
Operating profit increased to US$650 million in 2002 from US$517 million in 2001, representing a 26 per cent increase. This was mainly due to a 6 per cent increase in the received US dollar gold price and a weaker average South African rand/US dollar exchange rate. Adjusted operating profit, excluding unrealised gains on non-hedge derivatives, increased 21 per cent from US$527 million to US$638 million in 2002.
Profit before exceptional items
In 2002, profit before exceptional items was US$553 million, compared to US$400 million in 2001. Corporate and other administration expenses increased by US$3 million to US$25 million. Market development costs amounted to US$17 million for the year of which some 73 per cent was paid to the World Gold Council. Total exploration expenditure was US$51 million (2001: US$44 million) of which US$28 million (2001: US$26 million) was expensed. Interest received increased to US$36 million in 2002 from US$20 million in 2001, mainly as a result of the improved gold price, improved cash position with the sale of shares acquired in the aborted bid of Normandy and the proceeds from the Free State sale. Other net expenses amounted to US$9 million for 2002 and included, amongst other items, foreign exchange losses on transactions other than sales and post-retirement medical expenses relating to mines sold. Finance costs decreased by US$28 million to US$44 million, due to lower interest rates and the rearrangement of loan facilities. The proceeds on the sale of the Normandy investment were utilised to repay debt. An abnormal item relating to the settlement of a legal claim in the amount of US$10 million was also included in 2002.

Net profit
Net profit for 2002 increased to US$332 million from US$245 million in 2001. This increase was mainly due to the items included in profit before exceptional items mentioned above, adjusted for amortisation of goodwill of US$28 million (2001: US$29 million), impairment of mining assets in 2001 of US$1 million, a loss on disposal of the Free State assets of US$13 million which was recognised in 2002, compared to a loss of US$4 million, recognised in respect of the sale of assets at the Deelkraal and Elandsrand mines in 2001. The taxation charge increased by US$54 million to US$165 million in 2002, due mainly to an increase in earnings. The effective tax rate was 32 per cent in 2002 compared to 30 per cent in 2001. The share of earnings of minorities increased to US$15 million in 2002, compared to US$8 million in 2001. This was due to the increase of minorities in Cerro Vanguardia from 3.75 per cent to 7.5 per cent.
5.3
Liquidity and capital resources
Operating activities
Net cash inflow from operating activities was US$453 million in 2003, 25 per cent lower than the amount of US$605 million recorded in 2002. The decrease in net cash inflow from operating activities over 2002 is mainly the result of a working capital outflow of US$71 million and a decrease in AngloGold's profitability due to higher unit cash costs per ounce, partially offset by higher received gold price during 2003 compared with 2002.
Net cash inflow from operating activities was US$605 million in 2002, 21 per cent higher than the 2001 amount of US$500 million. Cash generated from operations was derived from profits on ordinary activities before taxation of US$512 million adjusted for changes in working capital and non-cash flow items. The most significant non-cash flow item was amortisation of mining assets of US$245 million. Cash generated from operations was US$758 million and interest received was US$32 million. Payments to outside stakeholders for finance costs amounted to US$40 million and mining and normal taxes were US$131 million. The resultant net increase in cash from operating activities was mainly due to the increase in AngloGold's profitability.
Investing activities
Investing activities in 2003 resulted in a net cash outflow of US$316 million compared with a net cash outflow of US$99 million in 2002. This increase in cash outflows was the net result of increased capital expenditure of US$363 million, compared with US$271 million in 2002, as a result of major capital projects, including Moab Khotsong, the Mponeng deepening project and four projects at TauTona mine, including the purchase of the mining area of Gold Fields Limited's Driefontein mine known as 1C11. The proceeds of US$56 million were the result of the sale of the investments in East African Gold Mines and RandGold Resources and shares in Queenstake Resources. Acquisition of subsidiaries reflects the acquisition of Rand Refinery which was previously accounted for as an associate. The disposal of subsidiaries includes the sale of a 70 per cent interest in Jerritt Canyon, which was sold to Queenstake Resources USA Inc. The consideration of US$12 million received for the sale was paid in the form of US$1.5 million in cash and 32 million shares of Queenstake common stock valued at US$5 million and US$6 million in deferred payments. AngloGold sold its entire equity interest in Queenstake during November 2003 for a cash consideration of US$9.4 million after expenses.
Investing activities in 2002 resulted in a net cash outflow of US$99 million compared with an outflow of US$148 million in 2001. This decrease in cash outflows was the net result of acquisitions and disposals of operations and investments and lower capital expenditure. The disposals include the net cash consideration of US$140 million received for the disposal of the Free State assets and proceeds of US$158 million received from the sale of Normandy shares in 2002 and the sale of Deelkraal and Elandsrand to Harmony Gold Mining Company Limited for an amount of US$109 million in 2001. The effect of cash received from these transactions on cash used in investing activities in 2002 was partially offset by the acquisition of an additional 46.25 per cent interest in the Cerro Vanguardia mine in Argentina in July 2002 for a net cash consideration of US$97 million (US$8 million cash acquired as part of this acquisition). In 2002, US$34 million (2001: US$3 million) was paid for acquiring cash investments of which the major portion related to the Normandy investment.

Additional cash outflows for investing activities during 2002 included capital expenditure in the amount of US$271 million compared with US$298 million in 2001. The main part of total capital expenditure in 2002 relates to the following capital projects: Moab Khotsong US$36 million; Mponeng US$33 million; TauTona US$11 million; Cripple Creek & Victor Expansion US$66 million; and Sunrise Dam Project US$26 million.
Financing activities
Net cash used in financing activities decreased by US$260 million to an outflow of US$107 million in 2003 from an outflow of US$367 million in 2002. This net decrease in cash used in financing activities was the result of lower borrowings repaid, partly offset by lower borrowings drawn. Repayments comprised normal scheduled payments in terms of loan facilities and the repayment of US$30 million under the US$400 million unsecured loan facility. No further drawings or repayments were made in 2003 under the US$600 million borrowing facility which AngloGold entered into in 2002. In addition, on 21 August 2003, AngloGold issued a senior unsecured fixed rate corporate bond in an aggregate principal amount of ZAR2 billion, with coupons payable at a rate of 10.5 per cent per annum. The bond will be repayable on 28 August 2008 and is listed on the Bond Exchange of South Africa.
During 2003, AngloGold issued 514,320 AngloGold Shares, of which 508,020 AngloGold Shares were issued pursuant to AngloGold's Share Incentive Scheme and 6,300 AngloGold Shares were issued in terms of the Acacia Employee Option Plan. Proceeds from the above issuances amounted to US$10 million in 2003.
Dividends paid increased to US$314 million in 2003 from US$260 million in 2002 (including minorities). AngloGold declares interim dividends at the time of announcing its interim results and declares and pays final dividends in the following year based on the previous year's results. Dividends declared (excluding minorities) for 2003 amounted to US$220 million (99 US cents per share) compared with US$325 million in 2002 (146 US cents per share). Over the same periods, adjusted headline earnings, which excludes unrealised non-hedge derivatives, decreased to US$282 million (127 US cents per share) in 2003 from US$368 million (166 US cents per share) in 2002.
Net cash used in financing activities increased by US$69 million to US$367 million in 2002 from US$298 million in 2001. This net increase in cash used in financing activities in 2002 was the result of the repayment of US$654 million of maturing debt, including US$121 million to Credit Agricole and US$355 million on the matured unsecured syndicated loan facility, with the balance comprising normal scheduled payments in terms of other loan agreements. Furthermore, US$585 million was drawn and US$120 million was repaid under the US$600 million unsecured syndicated borrowing facility which AngloGold entered into in February 2002 and US$175 million was drawn and US$128 million was repaid under the existing US$400 million unsecured syndicated loan facility during 2002. In addition, on 14 October 2002, a new loan facility of A$50 million was arranged with the Australia and New Zealand Banking Group Limited for AngloGold. At 31 December 2002, A$15 million (US$9 million) had been drawn under this facility.
During 2002, AngloGold issued 7,353,906 AngloGold Shares of which 478,720 AngloGold Shares were issued pursuant to the AngloGold Share Incentive Scheme, 66,598 AngloGold Shares were issued in terms of the Acacia Employee Option Plan, 278,196 AngloGold Shares were issued as part of the odd- lot offer by AngloGold, 6,403,236 AngloGold Shares were issued in terms of the Normandy offer and 127,156 AngloGold Shares were issued in respect of the top-up facility in terms of the Normandy offer in 2001. Proceeds from the above issuances amounted to US$18 million in 2002.
Dividends paid increased to US$260 million in 2002 from US$167 million in 2001 (including minorities). Dividends declared (excluding minorities) for 2002 amounted to US$325 million (146 US cents per share), compared with US$190 million (87 US cents per share) in 2001. Over the same periods, adjusted headline earnings, which excludes unrealised non-hedge derivatives, of US$368 million (166 US cents per share) for 2002, compared with US$286 million (133 US cents per share) in 2001.
Off-balance sheet items
Commodity based contracts ("normal purchase or normal sale") that meet the requirements of IAS 39 are not recognised on the balance sheet, but are recognised in earnings when they are settled by physical delivery. No provision has been made for unaccrued future rehabilitation obligations.

Liquidity
AngloGold's cash and cash equivalents increased to US$505 million at 31 December 2003 compared with US$413 million at 31 December 2002 and US$191 million at 31 December 2001. In accordance with South African Reserve Bank regulations, cash generated by South African operations is held in South African rand. At 31 December 2003 approximately 28 per cent of AngloGold's cash and cash equivalents was held in US dollars, 62 per cent was held in South African rand, 1 per cent in Australian dollars and 9 per cent in other currencies.
Short-term debt. AngloGold's short-term debt increased to US$351 million at 31 December 2003 from US$84 million at 31 December 2002 and US$637 million at 31 December 2001. The amount of short- term debt at 31 December 2003 is the portion of long-term debt that falls due in 2004. Included in the short-term debt at 31 December 2003 was the drawn portion of a US$400 million US dollar-based syndicated loan facility, repayable in May 2004, a loan of US$10 million repayable in monthly instalments commencing March 2004 and terminating in September 2004 and a US dollar-based syndicated project finance loan terminating in December 2004.
Long-term debt. AngloGold's long-term debt decreased to US$807 million at 31 December 2003, compared to US$842 million at 31 December 2002 and US$350 million at 31 December 2001.
As at 31 December 2003, AngloGold had US$465 million drawn under its US$600 million syndicated loan facility (this facility is repayable in February 2005 and is US dollar-based; interest is charged at Libor plus 0.7 per cent per annum) and US$232 million drawn under its US$400 million syndicated loan facility (this facility is repayable in May 2004 and is US dollar-based; interest is charged at Libor plus 0.75 per cent per annum). AngloGold intends to use part of the proceeds of the offering of the Convertible Bonds to refinance amounts drawn under these facilities. In addition, AngloGold has entered into a number of other secured and unsecured debt facilities denominated in various currencies.
The Morila project finance facility is secured by a fixed and floating charge over the respective project assets, the hedging contracts and major project contracts and a pledge over the shares in the project company. The Geita project finance facility is secured by a pledge over the shares in the project company. The Cerro Vanguardia project finance loan is secured by a fixed and floating charge over the project assets, the major project contracts and a pledge over the shares in the project company. The Investec loan is guaranteed by AngloGold Limited. The equipment financed by the Senstar Capital Corporation secured loans, the secured Rolls Royce loan and the secured Kudu Finance Company loan, is used as security for those loans.
On 21 August 2003, AngloGold issued a senior unsecured fixed rate corporate bond of an aggregate principal amount of ZAR2 billion, with semi-annual coupons payable at a rate of 10.5 per cent per annum. The bond will be repayable on 28 August 2008, subject to early redemption at AngloGold's option. The bonds are listed on the Bond Exchange of South Africa.
As at 31 December 2003, AngloGold's total long-term debt, including its short-term portion maturing within 2004, was made up as follows:
At 31 December 2003
US$ million
Unsecured loans 1,069
Secured loans 89
Total debt 1,158
Less: Short-term maturities (351)
Long-term debt 807

Debt repayments are scheduled as follows:
Amounts falling due
US$ million
Within one year 351
Between one and two years 482
Between two and five years 320
After five years 5
Total
1,158
AngloGold currently expects to repay debt maturing in 2004 from existing cash resources, cash generated by operations, other debt facilities and the proceeds of the offering of the Convertible Bonds.
At 31 December 2003 the currencies in which the borrowings were denominated were as follows:
At 31 December 2003
US$ million
Australian dollars 7
South African rand 308
United States dollars 843
Total
1,158
Repayments of short-term and long-term borrowings amounted to US$125 million and US$40 million, respectively, in 2003.
At 31 December 2003 AngloGold had the following undrawn borrowing facilities:
At 31 December 2003
US$ million
Syndicated loan (US$400 million) - US dollar
(1)
168
Syndicated loan (US$600 million) - US dollar
(2)
135
Australia and New Zealand Banking Group Limited - Australian dollar 30
Total
333
Notes:
(1) Expires May 2004.
(2) Expires February 2005.
AngloGold had no other committed lines of credit as at 31 December 2003. In October 2002, AngloGold arranged a loan facility of A$50 million with the Australia and New Zealand Banking Group Limited. This facility, originally repayable by September 2003, was extended to September 2004. The undrawn portion of this facility as at 31 December 2003 was A$40 million.
AngloGold's acquisitions during the past three years, including the acquisition of an additional 46.25 per cent interest in Cerro Vanguardia in 2002, were financed with debt. As a result of the increase in cash to US$505 million as at 31 December 2003 from US$413 million as at 31 December 2002 resulting from operating, investing and financing activities, AngloGold reported total net indebtedness of US$653 million at 31 December 2003, compared with US$513 million at 31 December 2002.
In February 2004, AngloGold Holdings plc, a wholly owned subsidiary of AngloGold, raised approximately US$991 million (net of commissions and expenses) through the issue of the Convertible Bonds. The proceeds of such issue, after payment of managers' commissions and other expenses relating thereto, will be used by AngloGold to refinance amounts outstanding under AngloGold's credit facilities and to meet transaction costs in connection with the Merger and for general corporate purposes, including planned capital expenditure.
AngloGold expects net capital expenditure to be US$477 million for 2004, excluding Ashanti's capital expenditure for the same year which is expected to be US$119 million. AngloGold expects to finance this expenditure from existing cash resources, cash generated by operations, its debt facilities and the proceeds of the Convertible Bonds offering. The costs, charges and expenses of, and incidental to, the Merger are estimated to amount to approximately US$85 million. Included in this amount are US$5 million which AngloGold has agreed to pay to the Government promptly after the completion of the Merger. In consideration for the various regulatory undertakings to be received by AngloGold pursuant to the Stability Agreement, AngloGold has further agreed to issue 2,658,000 New AngloGold Ashanti Shares and to pay the Government an additional US$5 million in cash. These latter amounts are not included in the estimated transaction costs of the Merger of US$85 million.
On 31 December 2003, Geita Gold Mining Limited made a distribution of US$30 million in partial repayment of outstanding shareholder loans. AngloGold agreed that US$15 million of the distribution that would otherwise have been payable to AngloGold should instead be paid directly to Ashanti. Following this repayment, the total principal amount of shareholder loans including accrued interest owed to Ashanti was US$14.1 million. On 3 February 2004, AngloGold Geita Holdings Limited, a subsidiary of AngloGold, agreed to purchase this residual shareholder loan at par value.
In the event the Merger is consummated, AngloGold will be obliged to repay all of the outstanding MENs, together with interest thereon.
5.4
Hedging
Hedge levels
AngloGold employs hedging as an element of its risk management strategy. On 30 July 2003, AngloGold's hedging policy was changed from a target level of forward-price commitments equal to 50 per cent of five years production hedged to a targeted level of 30 per cent of the next five years' production hedged. AngloGold may put new forward-pricing contracts in place where the gold price and operating circumstances make this necessary or prudent. The absolute level of AngloGold's gold hedges has decreased considerably over the last two years. This is as a result of:
· the sale of mining assets and the resultant reduction of the hedge in line with reduced production;
· a more favourable outlook on gold prices; and
· the higher profit margin, requiring less price certainty.
A summary of the hedge position as at 31 December 2000, 2001, 2002 and 2003 is as follows. The "years of production hedged" is calculated as the hedge net delta position at year-end divided by the annual production for that year.
Hedge
Annual Production
Years of
As at 31 December
Net Delta
for Year
Production
kg's
kg's
Hedge
2000 554,701 225,295 2.46
2001 453,192 217,203 2.08
2002 319,723 184,711 1.73
2003 267,131 174,668 1.53
While AngloGold may reduce its net delta hedge position further in line with a positive price outlook, it will continue to actively manage the hedge in order to protect margins and to ensure its ability to service debt requirements.
Following the Merger, the combined hedge book of AngloGold and Ashanti will equate to approximately 40 per cent of five years of production, exceeding AngloGold's targeted hedge level of 30 per cent. As operating and market factors remain favourable and market conditions allow, AngloGold expects to manage the combined hedge position to bring it in line with its current policy.
Hedge performance
The following table provides a summary of the average received gold price for AngloGold and the average spot gold price over the last five years. The table provides an indication of past hedge performance.
Sales
Price Received
Spot Price
thousand
US dollar
US dollar
Year
ounces
per ounce
per ounce
1999 7,004 315 278
2000 7,241 308 285
2001 7,004 287 271
2002 5,941 303 310
2003 5,613 363 363

The total net delta tonnage of the AngloGold gold hedge on 31 December 2003 was 8.59 million ounces or 267.1 tonnes of gold. The marked-to-market value of all hedge transactions making up the hedge positions was a negative US$663.7 million as at 31 December 2003. These values were based on a gold price of US$415.75 per ounce, exchange rates of ZAR/US$6.6376 and A$/US$0.7525 and the prevailing market interest rates and volatilities at the time.
These marked-to-market valuations are in no way predictive of the future value of the hedge position nor of future impact on the revenue of AngloGold. The marked-to-market represents the current profit/loss value of the hedge book at market prices and rates available at that time.
The table below indicates AngloGold's gold hedge position at a weighted average settlement price as at 31 December 2003.
Year
2004
2005
2006
2007
2008
2009 -
Total
2013
US DOLLAR GOLD
Forward contracts Amount (kg) 18,374 26,576 19,862 18,974 15,801 10,078 109,665
US$ per oz US$315 US$324 US$333 US$337 US$352 US$360 US$334
Put options purchased
Amount (kg) 5,772 2,624 4,918 728 14,042
US$ per oz US$382 US$363 US$363 US$292 US$367
*Delta (kg) 1,703 637 1,102 49 3,491
Put options sold
Amount (kg) 13,997 2,799 4,354 21,150
US$ per oz US$362 US$345 US$339 US$355
*Delta (kg) 2,800 441 681 3,922
Call options purchased
Amount (kg) 7,112 7,112
US$ per oz US$330 US$330
*Delta (kg) 6,990 6,990
Call options sold
Amount (kg) 14,413 18,227 16,547 14,308 14,183 40,061 117,739
US$ per oz US$376 US$338 US$346 US$336 US$347 US$369 US$355
*Delta (kg) 10,973 15,419 13,564 12,201 11,911 33,244 97,312
RAND GOLD
Forward contracts Amount (kg) 6,249 8,145 4,500 2,830 2,799 933 25,456
Rand per kg R73,930 R119,409 R96,436 R118,197 R120,662 R116,335 R104,074
Put options purchased Amount (kg) 933 2,808 2,808 6,549
Rand per kg R99,346 R95,511 R95,511 R96,057
*Delta (kg) 614 964 721 2,299
Put options sold Amount (kg) 2,333 1,400 1,400 5,133
Rand per kg R89,250 R88,414 R88,414 R88,794
*Delta (kg) 1,061 364 280 1,705
Call options purchased Amount (kg)
Rand per kg
*Delta (kg)
Call options sold Amount (kg) 4,679 5,620 5,621 1,493 2,986 8,958 29,357
Rand per kg R118,661 R130,321 R131,389 R173,119 R187,586 R216,522 R162,971
*Delta (kg) 384 1,694 2,188 294 615 2,396 7,571

Year
2004
2005
2006
2007
2008
2009 -
Total
2013
A DOLLAR GOLD
Forward contracts Amount (kg) 8,279 6,221 9,331 8,398 3,110 10,233 45,572
A$ per oz A$533 A$680 A$661 A$633 A$647 A$651 A$632
Put options purchased Amount (kg)
A$ per oz
*Delta (kg)
Put options sold Amount (kg)
A$ per oz
*Delta (kg)
Call options purchased Amount (kg) 3,110 6,221 3,732 3,110 8,087 24,260
A$ per oz A$724 A$673 A$668 A$680 A$710 A$692
*Delta (kg) 714 2,985 2,013 1,843 4,996 12,551
Call options sold Amount (kg) 933 933
A$ per oz A$506 A$506
*Delta (kg) 933 933
Delta (kg) 36,658 58,137 47,322 40,733 32,393 51,888 267,131
Total net gold:
Delta (oz) 1,178,572 1,869,146 1,521,446 1,309,585 1,041,466 1,668,226   8,588,441
Hedge delta as a percentage of current production levels (%)
23% 36% 28% 23% 18% 6% 15%
*The Delta of a derivative instrument is the change in price of the instrument for a change in price of the underlying asset; this can be practically interpreted as the amount of gold that would need to be bought and sold in order to neutralise the change in the marked-to-market value of the hedge position for a small change in the price of gold. This is calculated using the Black Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2003.
Gold borrowing cost associated with
Amount (oz) 175,000 200,000 300,000 270,000 100,000 350,000
forward contracts
(1)
Interest rate % 0.1% 0.5% 0.8% 1.0% 1.2% 1.4%
Gold lease rate swaps
(2)
Amount (oz) 923,301 638,363 702,507 758,678 441,000 299,000
Interest rate % 1.5% 1.4% 1.5% 1.8% 1.8% 2.0%
Notes:
(1) The Australian dollar denominated gold forward contract prices are shown on a net basis where the final price of the contract is determined by the cost of borrowing gold over the full duration of the contract. The net prices shown in the table above have been adjusted to take account of the total expected future cost of all accumulated costs incurred to date and the expected future borrowing cost based on prevailing market prices at the financial statement date. The amount shown under "Gold borrowing cost associated with forward contracts" in the table above is the face value of the borrowing amount and the period in which it matures. The interest rates shown are the future market rates prevailing at the time of the financial statement.
(2) The gold lease rate swaps are contracts where the company receives a fixed percentage of the outstanding amount in gold and pays a floating market determined percentage in gold, quarterly in arrears. The amount shown in the table above is the number of ounces outstanding at the beginning of each period. The interest rate shown is the weighted average fixed rate that the company will receive for that period.
As at 31 December 2003 none of the hedging positions reported in the above table are governed by "right-to-break" clauses.
Foreign exchange price risk protection agreements
AngloGold periodically enters into forward exchange and currency option contracts to hedge certain recorded transactions, firm commitments and other anticipated transactions denominated in foreign currencies. The objective of AngloGold's foreign currency hedging activities is to protect AngloGold from the risk that the eventual cash flows resulting from transactions denominated in US dollars will be adversely affected by changes in exchange rates. There can be no assurances that these activities will be successful.

The following table indicates AngloGold's currency hedge position at 31 December 2003:
Year
2004
2005
2006
2007
2008
2009 -
Total
2013
RAND US DOLLAR (000)
Forward contracts Amount (US$)
Rand per US$
Put options purchased Amount (US$) 35,000 35,000
Rand per US$ ZAR7.20 ZAR7.20
*Delta (US$) 27,689 27,689
Put options sold Amount (US$) 35,000 35,000
Rand per US$ ZAR6.74 ZAR6.74
*Delta (US$) 17,417 17,417
Call options purchased Amount (US$)
Rand per US$
*Delta (US$)
Call options sold Amount (US$) 50,000 50,000
Rand per US$ ZAR7.21 ZAR7.21
*Delta (US$) 14,318 14,318
AUS DOLLAR (000)
Forward contracts Amount (US$) 29,275 29,267 58,542
US$ per A$ US$0.59 US$0.55 US$0.57
Put options purchased Amount (US$) 10,000 10,000
US$ per A$ US$0.63 US$0.63
*Delta (US$) 9,269 9,269
Put options sold Amount (US$) 10,000 10,000
US$ per A$ US$0.68 US$0.68
*Delta (US$) 7,491 7,491
Call options purchased Amount (US$)
US$ per A$
*Delta (US$)
Call options sold Amount (US$) 20,000 20,000
US$ per A$ US$0.60 US$0.60
*Delta (US$) 582 582
Note:
*The Delta of a derivative instrument is the change in price of the instrument for a change in price of the underlying asset; this can be practically interpreted as the amount of gold that would need to be bought or sold in order to neutralise the change in the marked-to-market value of the hedge position for a small change in the price of gold. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2003.
6.
DIVIDENDS AND DIVIDEND POLICY
AngloGold may declare dividends at the discretion of the AngloGold Board or shareholders of AngloGold at a general meeting. Historically, AngloGold has paid dividends twice a year and declared all dividends in South African rand. The interim dividend has typically been declared to qualifying shareholders in July of each year and the final dividend has typically been declared in January of each year. Dividends declared to foreign shareholders are not subject to approval by the SARB. Dividends are freely transferable to foreign shareholders from both trading and non-trading profits earned in South Africa by publicly listed companies. There are no withholding taxes on dividends paid by AngloGold to its shareholders.
Qualifying shareholders receive dividends if and when declared by the AngloGold Board out of legally available funds. Following the completion of the Merger, AngloGold Ashanti expects to continue to pay dividends in accordance with its existing dividend policy where dividends are determined based upon the full payment of free cash available after consideration of capital expenditure and financing requirements. Dividend payments have historically represented a significant fraction of earnings. Therefore, because cash generated and capital expenditure and financing requirements may fluctuate, there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the AngloGold Ashanti Board's ongoing assessment of AngloGold Ashanti's financial condition, including its cash needs, future earnings, prospects and other factors.
Dividends paid to registered holders of AngloGold ADSs are currently paid in US dollars converted from South African rand by The Bank of New York as the AngloGold ADS Depositary. Dividends payable to shareholders resident in Ghana, as declared in South African rand, will be paid in cedis. The amount paid in cedis will depend upon the ruling exchange rate on the date that the currency is converted for payment by AngloGold Ashanti's registrar (or depositary agent in the case of AngloGold Ashanti GhDSs) in Ghana.
Ashanti Shareholders will be entitled to receive all dividends declared by AngloGold Ashanti with a registration date after the Effective Date. However, the Merger will not be implemented prior to the registration date for the payment of AngloGold's final dividend for 2003. Consequently, Ashanti Shareholders will not be entitled to receive AngloGold's final dividend for 2003.
For the fiscal year 2003, AngloGold declared an aggregate cash dividend of ZAR7.10 per AngloGold Share (approximately US$0.99 per AngloGold ADS). The dividend declared for 2003 currently equates to a dividend yield of approximately 2.5 per cent based on the average share price of AngloGold ADSs traded on the NYSE for the preceding 12 months.
The table below sets forth the dividends paid by AngloGold in each of the five completed financial years of AngloGold immediately preceding the date of publication of this document.
AngloGold Dividends
(1)
Fiscal Year
Dividend per AngloGold ADS
Dividend per AngloGold Share
2003
(2)
US$0.99 ZAR7.10
2002 US$1.46 ZAR13.50
2001 US$0.87 ZAR9.00
2000 US$0.91 ZAR7.00
1999 US$1.58 ZAR10.00
Notes:
(1) Dividends adjusted to give effect to the two-for-one split of AngloGold Shares on 24 December 2002.
(2) The final dividend of ZAR3.35 (or US$0.48) for 2003 was declared on 29 January 2004 and was paid on 27 February 2004 to holders of record on 20 February 2004. Ashanti Securityholders will not be entitled to receive this final dividend.

Part IV: Information on Ashanti
1.
HISTORY
In 1897, an English company named Ashanti Goldfields Corporation Limited ("AGCL") was founded and began to develop a mining concession in the area of Ashanti's current operations at Obuasi. Several years later, underground mining began at the site and has continued to the present. In 1969, AGCL became a wholly- owned subsidiary of Lonrho Plc, now called Lonmin, a UK listed company which at the time had interests in mining, hotels and general trade in Africa. Following the Lonmin acquisition in 1969, the Government acquired 20 per cent of AGCL from Lonmin in exchange for the Government's agreement to extend the term of the AGCL mining lease over the concession area.
By legislation enacted in 1972, the Government formed Ashanti to take over the assets, business and functions formerly carried out by AGCL. The Government then held an interest in 55 per cent of Ashanti's outstanding shares, with Lonmin holding the remaining 45 per cent.
In 1994, as part of its divestiture policy, the Government sold part of its holding in Ashanti in a global offering. In connection with that offering, Ashanti was reorganised as a Ghanaian public limited company. The Government also retained its "Golden Share" in Ashanti, a special rights redeemable preference share, pursuant to which the consent of the Government is required, amongst other things, for certain significant transactions. As at 27 February 2004 (being the latest practicable date prior to the publication of this document), the Government owned approximately 16.8 per cent and Lonmin owned approximately 27.4 per cent of Ashanti Shares.
In 1996, Ashanti expanded its operations through the acquisition of companies holding interests in the Ayanfuri, Bibiani, Iduapriem, Siguiri, and Freda-Rebecca properties, which were already or were subsequently developed as mines, and acquired an interest in what was then the Geita exploration concession in Tanzania. In 1998, Ashanti acquired SAMAX Gold Inc., the principal asset of which was the remaining interest in the Geita exploration concession adjacent to Ashanti's existing licence area. In 1999 and 2000, Ashanti developed the Geita mine and in 2000 sold a 50 per cent equity interest in it to AngloGold. In 2000, Ashanti acquired its interest in the Teberebie mine, which is adjacent to the Iduapriem mine.
Through the period from the end of 1999 to June 2002, commencing with a sharp rise in the price of gold which led initially to a liquidity crisis, Ashanti undertook a financial restructuring with its banks, hedge counterparties and noteholders.
2.
OVERVIEW
Ashanti is engaged in the mining and processing of gold ores and the exploration and development of gold properties in Africa and in hedging activities in connection with its gold production. Ashanti has interests in major gold mines in Ghana, Guinea, Tanzania and Zimbabwe. In 2003, Ashanti's attributable gold production was 1.53 million ounces. As at 31 December 2003, Ashanti had Proved and Probable Ore Reserves of approximately 20.7 million ounces on an attributable basis.
Ashanti occupies a position of strategic significance within the Ghanaian economy. It is a major contributor of foreign exchange earnings to Ghana, Guinea, Tanzania and Zimbabwe. In addition, Ashanti is the largest company listed on the GSE and a major employer, particularly in the Ashanti region of Ghana.
Reserves
The following table sets out Ashanti's Proved and Probable Ore Reserves as reported by Ashanti in its annual accounts for the year ended 31 December 2003. The information on Proved and Probable reserves refers to Ashanti's attributable interest. The reserves have been estimated in compliance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the "JORC Code"), are reported in accordance with the requirements of the SEC Industry Guide 7 and do not take into account metallurgical losses. The principles applied to the determination of the reserves as reported by Ashanti are set out below.
Cut-off grades are applied to geological data when assessing mineralised material in order to ensure that material never likely to be economic is not included in the reserves. The tonnage, grade and contained gold profiles for each deposit are interrogated at various cut-off grades to enable the engineers to clearly understand the characteristics of the mineralisation and to focus on developing exploitation strategies that will optimise the net present value of the deposits. The cut off grade that Ashanti has chosen for reporting purposes is the lowest grade that can be exploited at break even for the highest envisaged gold price.
Classification of Proved and Probable reserves is based on a number of criteria including drill density, geological continuity, integrity of the data, ore accessibility and economic parameters.
The costs used in evaluating the economic operating profile for each ore block are based on actual costs incurred in the operation over the past year adjusted wherever appropriate for any inflation and exchange rate variances forecast for the coming year or cost decreases due to productivity improvements. Where new projects are concerned, the costs are based on actual materials prices, labour costs and engineering feasibility design parameters and are benchmarked wherever practical with similar operations elsewhere within the Ashanti Group or with peer operators nationally or internationally.
The grade estimate is inclusive of adjustments for mining dilution and ore losses during mining.
Future metal prices used for estimating purposes are decided upon by Ashanti, based on information taken from internationally respected gold price analysts. For economic studies and the determination of cut-off grades, Ashanti assumed a gold price of US$350 per ounce.
Location
Anticipated
Category of
Tonnes
Grade
Contained
Life of Mine
reserves
(millions)
(g/t)
gold
(years)
(1)
(million oz)
Existing mine
18
above 50 level Obuasi Deeps
Greater than 25 years from 2015
Underground Proved 4.2 7.5 1.0
Probable 33.5 8.4 9.0
Total
37.7
8.3
10.1
Surface Proved 2.6 2.7 0.2
Probable - - -
Total
2.6
2.7
0.2
Tailings Proved 12.7 1.9 0.8
Probable 3.8 2.0 0.2
Total
16.4
1.9
1.0
Sub-total Proved 19.5 3.2 2.0
Probable 37.3 7.8 9.3
Total
56.8
6.2
11.3
Other locations
Iduapriem (80%)
(2)
10 Proved 39.4 1.6 2.0
Teberebie (90%) Probable 9.7 1.7 0.5
Total
49.1
1.7
2.6
Bibiani underground 4 years from 2005 Proved - - -
Probable 1.2 4.6 0.2
Total
1.2
4.6
0.2
Bibiani surface 1 Proved 2.6 1.9 0.2
Probable 1.3 2.9 0.1
Total
3.9
2.2
0.3
Bibiani tailings 7 Proved 4.4 1.1 0.1
Probable 0.4 1.0 0.0
Total
4.8
1.1
0.1

Location
Anticipated
Category of
Tonnes
Grade
Contained
Life of Mine
Ore Reserves (millions)
(g/t)
gold
(years)
(1)
(million oz)
Siguiri (85%)
(2)
9 Proved 10.5 1.2 0.4
Probable 33.4 1.2 1.2
Total
43.9
1.2
1.6
Freda-Rebecca 4 Proved 3.1 2.5 0.2
Probable 1.0 2.5 0.1
Total
4.1
2.5
0.3
Geita (50%)
(2)
16 Proved 14.2 3.3 1.5
Probable 21.1 4.2 2.8
Total
35.3
3.8
4.3
TOTAL
(2)
Proved 93.7 2.1 6.5
Probable 105.4 4.2 14.2
Total
199.1
3.2
20.7
NB: Rounding of figures may result in computational discrepancies.
Notes:
(1) Anticipated Life of Mine is expressed in years from 2004 (or year of start-up where relevant and indicated as such) based upon
Ashanti's current business plan for each operation (with the exception of Obuasi Deeps, which anticipated life of mine is based upon AngloGold's preliminary scoping studies). These business plans assume the mining of Ore Reserves and may include the conversion of Mineral Resources to Ore Reserves as well as the extension of Mineral Resources as a result of further brownfields exploration, where deemed appropriate by Ashanti based upon past experience (with the exception of Obuasi Deeps which is based upon AngloGold's preliminary scoping studies). The life of mine is an estimate used for business planning purposes and is subject to material change due to future geological information or economic conditions.
(2) Reserves attributable to Ashanti's percentage interest shown.
3.
GENERAL DESCRIPTION OF OPERATIONS
3.1
Overview
The gold mining operations of Ashanti are located at Obuasi, Bibiani and Iduapriem in Ghana, Siguiri in Guinea, Geita in Tanzania and Freda-Rebecca in Zimbabwe.
Obuasi. Ashanti's oldest mine and largest reserve is located at Obuasi in the Ashanti region of Ghana. Ashanti has a 100 per cent interest in the Obuasi mine. Gold mining has been conducted at this site for over 100 years and during that period, records show that Obuasi has to date produced approximately 28 million ounces of gold. Most production at Obuasi is from its underground mine, but there is also production from open pit and tailings retreatment operations. The Obuasi mine site has separate sulphide, oxide and tailings treatment plants. Obuasi produced 513,163 ounces of gold, principally from underground operations, in the year ended 31 December 2003, compared with 537,219 ounces for the year ended 31 December 2002.
Bibiani. The Bibiani open-pit mine is located in the Western Region of Ghana, 90 kilometres west of Kumasi. Ashanti acquired Bibiani in 1996 when it acquired International Gold Resources Corporation ("IGR"), a Canadian-listed company, and Ghana Libyan Arab Mining Company Limited ("GLAMCO"). Ashanti has a 100 per cent interest in the Bibiani mine. Gold production for the year ended 31 December 2003 was 212,716 ounces compared with 242,432 ounces for the year ended 31 December 2002. The main open-pit operations are scheduled to be completed in 2004, once the remaining open-pit Ore Reserve is completely mined out. Development of a decline ramp system for the exploration and possible development of an underground mining operation at Bibiani has commenced.
Iduapriem/Teberebie (attributable 80/90 per cent). The Iduapriem open pit mine, which is owned by Ghanaian Australian Goldfields Limited ("GAG"), is located in the Western Region of Ghana some 70 kilometres north of the coastal city of Takoradi, and 10 kilometres southwest of Tarkwa. Ashanti acquired an 80 per cent interest in the Iduapriem mine in 1996 when it acquired GAG's holding company. In June 2000, Ashanti acquired the entire issued share capital of Pioneer Goldfields Limited, which owns

90 per cent of Teberebie Goldfields Limited (being the company which owns the mining lease to the Teberebie open-pit mine located adjacent to Iduapriem). The acquisition of the Teberebie reserves should extend the Iduapriem mine's life to approximately 2012. Ore is treated at these mines by heap leach or CIL methods. In the year ended 31 December 2003, Iduapriem/Teberebie produced 243,533 ounces of gold compared with 185,199 ounces of gold for the year ended 31 December 2002. The higher gold production was due to the increased mill throughput resulting from the upgrade of the processing plant during 2003. Installation of an additional ball mill and a new crusher is anticipated to commence during 2004 which will further increase mill capacity.
Ayanfuri. Ashanti acquired the Ayanfuri mine, located in the Central Region of Ghana in 1996. Ayanfuri had exhausted substantially all of its gold reserves by 31 December 2000. Ashanti is currently implementing a mine closure plan under Obuasi mine management control.
Siguiri (attributable 85 per cent). The Siguiri open-pit gold mine is located in the Siguiri District in the northeast of the Republic of Guinea, West Africa, approximately 850 kilometres from the capital city of Conakry. The nearest important town is Siguiri (approximately 50,000 inhabitants), located on the banks of the Niger River. Ashanti owns 85 per cent of the Siguiri gold mine and the Government of Guinea owns the remaining 15 per cent. Ashanti acquired its interest in Siguiri in 1996. The mine commenced operations in the first quarter of 1998. Production for the year ended 31 December 2003 was 252,795 ounces of gold compared with 269,292 ounces of gold for the year ended 31 December 2002. Between 2000 and 2002, production and cash operating costs were impacted by lower than expected metallurgical recovery from the material stacked during that time as well as by higher haulage and rehandling unit costs as a result of a decision to mine higher grade than planned material further from the mine. Construction of the CIP expansion project, which was suspended during 2003 due to irreconcilable differences with the engineering and construction contractor, was recommenced in the fourth quarter of 2003, following the appointment of a new contractor and the approval of the Ashanti Board in October 2003. This project, at a capital cost currently estimated to be approximately US$75 million to US$80 million, is anticipated to be commissioned in the fourth quarter of 2004 to first quarter of 2005.
Geita (attributable 50 per cent). The Geita open-pit mine is situated in north-western Tanzania approximately 90 kilometres from the regional capital of Mwanza and 20 kilometres south of Lake Victoria in an area known as the Lake Victoria Goldfields. The operation is currently owned and operated by Ashanti and AngloGold in a joint venture following the purchase of a 50 per cent interest in the project by AngloGold in December 2000. The mine was commissioned in June 2000 and produced a total of 176,836 ounces of gold during the year 2000. In 2003, the Geita mine produced a total of 661,045 ounces of gold compared with 579,043 ounces for the year ended 31 December 2002. After the Merger is completed, Geita will be wholly-owned and operated by AngloGold Ashanti and will be 100 per cent attributable to AngloGold Ashanti. The Geita mine comprises a crusher, SAG and ball mill grinding circuit, a gravity circuit and a 14-tonne stripping plant.
Freda-Rebecca. Ashanti acquired the Freda-Rebecca mine in 1996. The mine is located at Bindura in Zimbabwe. Ashanti now conducts underground mining operations at Freda-Rebecca as the open-pits were mined out in 1998. The life of mine plan currently projects mining until approximately 2007 at current production rates. In 2003, Freda-Rebecca produced 51,091 ounces of gold compared with 98,255 ounces in 2002.

3.2
Operating Data for Ashanti's Operations
Obuasi
Iduapriem/
Bibiani
Siguiri
(2)
Geita
(3)
Freda
Teberebie
(1)
Rebecca
2001
Recovered grade (g/t) 4.05 1.19 2.90 0.97 3.64 2.85
Total gold production (000 oz) 528 205 253 283 546 103
Attributable gold
production (000 oz)
528 174 253 241 273 103
Cash operating costs (US$/oz) 192 214 170 220 143 222
Total production costs
(US$/oz)
271 251 242 294 207 260
Capital expenditure (US$ million)
30.1 3.7 1.0 7.0 7.7 6.8
2002
Recovered grade (g/t) 3.62 1.54 2.94 0.89 3.62 2.65
Total gold production (000 oz) 537 185 242 270 579 98
Attributable gold
production (000 oz)
537 157 242 229 290 98
Cash operating costs (US$/oz) 198 232 180 230 163 214
Total production costs
(US$/oz)
270 287 239 324 235 251
Capital expenditure
(US$ million)
35.1 10.5 2.9 9.4 9.2 6.4
2003
Recovered grade (g/t) 3.06 1.46 2.55 0.81 3.60 1.33
Total gold production (000 oz) 513 243 212 252 661 51
Attributable gold
production (000 oz)
513 207 212 214 331 51
Cash operating costs (US$/oz) 217 240 216 279 170 268
Total production costs
(US$/oz)
289 281 281 350 232 378
Capital expenditure
(US$ million)
37.6 12.5 6.4 24.6 16.1 1.1
Notes:
(1) Ashanti owns an 80 per cent interest in Iduapriem and a 90 per cent interest in Teberebie.
(2) Ashanti owns an 85 per cent interest in Siguiri. The Government of Guinea owns the remaining 15 per cent interest at Siguiri.
However, the Government of Guinea's interest is a free carry interest and, as a result, the Government of Guinea does not contribute to capital expenditure in Siguiri.
(3) Ashanti owns a 50 per cent interest in Geita (since 2000).
3.3
Employees
The average number of employees in the Ashanti Group over the last three financial years ended 31 December 2003 is as follows:
2001
2002
2003
Underground mining 4,777 4,602 4,384
Surface mining and processing 2,439 2,425 2,556
Administration 2,973 2,914 2,564
Total
10,189
9,941
9,504

4.
ASHANTI'S RIGHTS TO MINE AND TITLE TO PROPERTIES
Ashanti currently holds all necessary leases and licences to cover exploration and mining activities. Further information on these arrangements, and the applicable regulations governing them, is set out below.
Regulations and Leases
Ghana
Mining activities in Ghana are primarily regulated by the Minerals and Mining Law 1986 (P.N.D.C.L. 153), or the Mining Law.
Under the Constitution and the Mining Law, all minerals in Ghana in their natural state are the property of the state and title to them is vested in the President on behalf of and in trust for the people of Ghana, with rights of prospecting, recovery and associated land usage being granted under licences or leases.
A licence is required for the export or disposal of such minerals and the Government has a right of pre-emption over all such minerals. The Government shall acquire, without payment, a 10 per cent interest in the rights and obligations of the mineral operations in relation to a mineral right to reconnaissance, prospecting or mining, and shall have the option to acquire a further 20 per cent interest where any mineral is discovered in commercial quantities, on terms agreed between the Government and the holder of the mining lease subject to arbitration if the parties fail to agree.
A licence or lease granting a mineral right is required to reconnoitre or prospect for, or mine, a mineral in Ghana, and the Minister of Energy and Mines has power to negotiate, grant, revoke, suspend or renew any mineral right, subject to a power of disallowance exercisable within 30 days of such grant, revocation, suspension or renewal by the Cabinet. The powers of the Minister of Mines are to be exercised on the advice of the Minerals Commission, which is responsible for regulating and managing the utilisation of natural resources and co-ordinating policies relating to them. The grant of a mining lease by the Minister of Mines is normally subject to parliamentary ratification unless specifically exempted.
A mineral right is deemed a requisite and sufficient authority over the land in respect of which the right is granted, although a separate licence is required for some other activities, including the diversion of water, and additional consents may be required for certain developments. A mineral right or interest therein may not be transferred, assigned or otherwise dealt with in any other manner without the Minister of Mines' prior written approval.
Control of Mining Companies
The Minister of Mines has the power to object to a person becoming or remaining a "shareholder controller", a "majority shareholder controller" or an "indirect controller" of a company which has been granted a mining lease if he considers that the public interest would be prejudiced by the person concerned becoming or remaining such a controller. In this context:
·  "shareholder controller" means a person who, either alone or with certain others, is entitled to exercise, or control the exercise of, 20 per cent or more of the voting power at any general meeting of a mining company or of any other company of which it is a subsidiary;
·  "majority shareholder controller" means a shareholder controller in whose case the percentage referred to above also exceeds 50 per cent; and
·  "indirect controller" means a person in accordance with whose directions or instructions the directors of a mining company, or of another company of which it is a subsidiary, or the shareholder controllers of that mining company are accustomed to act.
A person may not become a shareholder controller, a majority shareholder controller or an indirect controller of a mining company unless he has served written notice on the Minister of Mines of his intention to that effect and the Minister of Mines consents to his becoming such a controller or does not object within a period of six months.
Where a person becomes or continues to be a controller of the relevant description after a notice of objection has been served on him, or is otherwise in contravention of the procedures prescribed by the Mining Law, the Minister of Mines may notify the controller that, until further notice, any specified shares are subject to restrictions. The relevant restrictions include restrictions on transfer, voting rights, receipt of further shares and distributions. The Minister of Mines may apply to the High Court to order the sale of any shares which are the subject of such a restriction. There is no legal restriction on the foreign ownership of a mining company.
Where a person, either alone or with others, acquires an interest in 5 per cent or more of the voting power of a mining company he is required to notify the Minister of Mines.
A person who is a controller of a mining company must give notice of his ceasing to be such a controller before he disposes of his interest. In addition, the mining company itself has to give notice to the Minister of Mines of the fact that any person has become or ceased to be a controller. Violation of these provisions of the Mining Law is a criminal offence. The law also gives the Minister of Mines power to investigate and report on the ownership and control of any mining company.
The Mining Law also gives the Government the right to acquire a special share in a mining company in order to protect the assets of the relevant company and to reflect and further the intentions of the provisions of the Mining Law relating to control of a mining company. The Government holds such a share in Ashanti, called the Golden Share.
Ashanti's Regulations also require the company and its directors to comply with any order made by the Minister of Mines under the provisions of the Mining Law and provide that any action taken by Ashanti or its directors in pursuance of any such order shall be final and conclusive and binding on all persons.
Payments and Allowances
The Mining Law provides that royalties are payable by the holder of a mining lease to the State at rates of between 3 per cent and 12 per cent of total minerals revenue, depending on a formula set out in mineral royalty regulations. The formula is determined by calculating the ratio of revenue minus operating costs, interest and capital allowances to total revenue. A ratio of 30 per cent or lower will attract a royalty of 3 per cent. For every 1 per cent that the ratio exceeds 30 per cent, the amount of the royalty will increase by 0.225 per cent up to a maximum of 12 per cent. The laws of Ghana currently provide for income tax at a rate of 30 per cent. The Mining Law provides for an entitlement to certain specified capital allowances and various additional fiscal and other benefits.
Under the terms of the Stability Agreement summarised in Part I of this document, following implementation of the Merger, the royalties payable by Ashanti with respect to its mining operations in Ghana will be maintained at a rate of 3 per cent per annum of the total revenue from minerals obtained by Ashanti from such mining operations, for a period of 15 years. In addition, the corporate tax rate for Ashanti and each of its subsidiaries in Ghana will be fixed at a rate of 30 per cent for a period of 15 years. The Government has also agreed that Ashanti's Ghanaian operations will not be adversely affected by any new enactments or orders or by changes to the level of payments of any customs or other duties relating to mining operations, taxes, fees and other fiscal imports or laws relating to exchange control, transfer of capital and dividend remittance for a period of 15 years after the Effective Date.
In 2002, the Ghanaian tax legislation was changed so that unutilised losses and capital allowances existing at 1 January 2001 can only be carried forwards for five years. If not used by that time they will be lost. Losses and capital allowances incurred after 1 January 2001 can be carried forwards without limit.
Retention of Foreign Earnings
Holders of mining leases have certain limited rights to retain foreign exchange earnings overseas and to use such earnings for the acquisition of machinery and equipment as well as for certain other payments such as debt service payments and dividends. Where the net earnings of a holder of a mining lease are in foreign currency, the holder is permitted to retain not less than 25 per cent of foreign exchange earnings in an external account for acquiring machinery and equipment, spare parts and raw materials as well as for certain other payments, such as dividend and debt service payments. Ashanti's operations in Ghana are permitted to retain between 60 per cent and 80 per cent of its foreign exchange earnings (depending on the operations concerned) in such an account. In addition, Ashanti currently has permission from the Bank of Ghana to retain and use outside Ghana US dollars required to meet payments to Ashanti's hedge counterparties which cannot be met from the cash resources of Ashanti's treasury company.

Under the terms of the Stability Agreement summarised in Part I of this document, following implementation of the Merger, Ashanti and any or all of its subsidiaries in Ghana will be authorised to retain up to 80 per cent of their exportation proceeds in foreign currencies offshore. If such foreign currency is held in a bank account opened in Ghana the Government will guarantee the availability of such foreign currency.
Leases
Mining leases may be applied for either by a prospecting licence holder who has established the existence of minerals in commercial quantities or by others who do not hold such licences, who establish the same to the satisfaction of the Minister of Mines. Mining leases are normally granted for a period not exceeding 30 years and the holder may apply to the Minister of Mines for renewal, on such conditions as the Minister of Mines may determine, for up to another 30 years. They are to have a maximum size (subject to derogation by the President where it is considered to be in the national interest) of 50 km
2
for any grant and 150 km
2
in aggregate.
A holder may apply for an enlargement of the mining area, which, subject to the Mining Law, the Minister of Mines may grant if satisfied that such approval is in the national interest. The rights conferred by mining leases include those to take all reasonable measures on or under the surface to mine the mineral to which the mining lease relates, to erect necessary equipment, plant and buildings, to prospect within the mining area and to stack or dump mineral waste in an approved manner. Reconnaissance and prospecting licences are normally granted for up to 12 months and three years respectively, subject to renewal.
A detailed programme must be submitted for the recruitment and training of Ghanaians with a view to achieving "localisation", being the replacement of expatriate personnel by Ghanaian personnel. In addition, the holder must give preference to Ghanaian products and personnel, to the maximum extent possible, consistent with safety, efficiency and economy.
Prior notification to the Minister of Mines is required for ceasing, suspending or curtailing production. Approval to such actions may be given, subject to conditions determined on the advice of the Minerals Commission.
There are also provisions relating to surrender, suspension and cancellation of mineral rights in certain circumstances. The Minister of Mines may suspend or cancel a mineral right if, among other things, the holder: fails to make payments under the Mining Law when due; is in breach of any provisions of the Mining Law or of the conditions of the mineral right or the provisions of any other enactment relating to mines and minerals; becomes insolvent or bankrupt; makes a statement to the Minister of Mines in relation to the mineral right which he knows, or ought to have known to be false; or for any reason becomes ineligible to apply for a mineral right under the provision of the Mining Law. Except as otherwise provided in a specific mining lease, all immovable assets of the holder under the mining lease vest in the state on termination, as does all moveable property that is fully depreciated for tax purposes. Moveable property that is not fully depreciated is to be offered to the state at the depreciated cost.
The holder must exercise his rights subject to such limitations relating to surface rights as the Minister of Mines may prescribe. Subject to the proper conduct of the mining operations, the holder must affect as little as possible the interest of any lawful occupier, whose grazing rights are retained but who is precluded from erecting any building without the consent of the holder (or, if such consent is unreasonably withheld, without the consent of the Minister). An owner or occupier of any land subject to a mineral right may apply to the holder for compensation and the amount of the compensation shall, subject to the approval of the land valuation board, be determined by agreement between the parties concerned (or, if they are unable to reach agreement, by the Minister of Mines in consultation with the land valuation board). The land valuation board has in the past increased amounts of compensation payable to owners and occupiers.
The holder, in the exercise of his rights, is required to have due regard to the effect of the mineral operations on the environment and is to take such steps as may be necessary to prevent pollution of the environment as a result of such operations. A range of activities and breaches of the Mining Law including obstructing the Government from exercising its pre-emption right and conducting mining, prospecting or related activities otherwise than in accordance with the Mining Law, constitute offences punishable by fine or imprisonment. The maximum fine is 500,000 cedis (at current exchange rate, approximately US$56), and the maximum term of imprisonment is two years.

Proposed amendment to Mining Law
A bill has been drafted which, if enacted, will replace and repeal the existing Minerals and Mining Law 1986 and all other regulations under it. The bill may never be enacted or, if enacted, might be enacted with substantial modifications to the current draft bill. For the most part the bill consolidates with modifications the existing law.
The key material modifications to the current regime proposed in the current draft are:
·   the right of the government to acquire a 10 per cent "free carried" interest in a mining company is to be amended so that in future it will be acquired on terms prescribed or on terms to be agreed; the bill does not currently prescribe any terms. In addition the right of the government to acquire a further 20 per cent interest in the rights and obligations of the mineral operations in relation to mineral rights is to be deleted;
·   there are provisions for stability agreements to be entered into by the Minister of Mines, on behalf of the
Republic, with approval of parliament to ensure that the holders of mining rights are not adversely affected by changes in law for a period of 15 years and for development agreements to be entered into with approval of parliament between the Minister of Mines, on behalf of the Republic, and a mining company where the proposed investment is greater than US$500 million to deal with, in addition to matters relating to environmental liabilities; the exercise of discretion and settlement of disputes;
·   the bill sets out the compensation principles for disturbance of an owner's surface rights;
·   the bill states that royalties are payable by the holder of a mining lease at a rate, set on a sliding scale, of between 4 per cent and 6 per cent of gold revenue produced from mining operations to replace the existing rate payable in accordance with the Minerals and Mining Law, 1986, as amended, set on a sliding scale, of between 3 per cent and 12 per cent for gold produced from its mining operations; and
·   the right of the government to be issued with a special share in a mining company still exists although the consent of the special shareholder will only be required for the disposal of mining lease and/or material assets, which are situated in Ghana.
Mining Properties
Obuasi Mining Lease
Ashanti's current mining lease for the Obuasi area was granted by the Government on 5 March 1994. It grants to Ashanti the mining rights to land with an area of approximately 334 square kilometres in the Amansie East and Adansi West districts of the Ashanti region for a term of 30 years from the date of the agreement. In addition, the application for a mining lease over the adjacent 140 square kilometres has also been granted resulting in the total area under mining lease conditions increasing to 474 square kilometres (the "Obuasi Lease Area"). Under the terms of the Stability Agreement summarised in Part I of this document, following implementation of the Merger, the term of the mining lease relating to the Obuasi mine will be extended until 2054.
Ashanti may, not less than one year before expiry of the relevant lease, apply for an extension and if Ashanti is not in default at the time it shall be entitled to an extension upon such terms and conditions as the parties may then agree. The Government also granted to Ashanti the exclusive rights to work, develop and produce gold in the Obuasi Lease Area (including the processing, storing and transportation of ore and materials) together with the rights and powers reasonably incidental thereto subject to the provision of the relevant lease for that term.
Ashanti is required to pay to the Government rent (subject to review every five years, when the rent may be increased by up to 20 per cent) at the rate of approximately US$5 per square kilometre and such royalties as are prescribed by legislation, including royalties on timber felled within the Obuasi Lease Area. Ashanti is required to pay tax and effect foreign exchange transactions in accordance with the laws of Ghana.
Upon the termination or expiration of the agreement, immovable assets in the lease area and all other appurtenances in pits, trenches and boreholes shall become the property of the Government without charge. All materials, supplies, vehicles and other moveable assets that are fully depreciated for tax purposes shall become the property of the Government without charge. Other such property shall be offered to the Government at the depreciated value within 60 days. If the Government does not accept the offer within a period of 60 days Ashanti may sell, remove or otherwise dispose of the property during a period of 180 days after expiry of the offer. All such property not sold, removed or otherwise disposed of shall become the property of the Government without charge. Upon termination or expiry of the agreement, Ashanti shall leave the Obuasi Lease Area and everything therein in a good and safe condition and, unless the Chief Inspector of Mines otherwise directs, shall take all reasonable measures to leave the surface of the Lease Area in good and usable condition.
The agreement is not assignable in whole or in part by Ashanti without the consent of the Government. The Government may impose such conditions precedent to the giving of consent as it may deem appropriate in the circumstances. No assignment however may relieve Ashanti of its obligations under the agreement except to the extent that such obligations are actually assumed by the assignee. When new laws and conditions coming into existence subsequent to the date of the agreement unfairly affect the interests of either party to the agreement, the agreement may be renegotiated at the request of the unfairly affected party. The agreement is governed by and construed in accordance with the laws. Security over the Obuasi mining lease has been granted to the lenders under the enlarged revolving credit facility by way of a fixed charge over the Obuasi mining lease. The Government (acting through the Ministry of Mines) granted its consent to the creation of such security pursuant to section 19 of the Mining Law, on 21 June 2002.
Ayanfuri Mining Leases
Ashanti has title to the Ayanfuri and Nanankaw mining leases covering an aggregate area of 100 square kilometres, granted on 7 June 1994 for a period of 10 years. The terms and conditions of the leases are consistent with similar leases granted by the Government as detailed in the discussion above of the Obuasi mining lease.
Bibiani Mining Lease
Bibiani has title to a 50 square kilometre mining lease for a period of 30 years to 18 May 2027. The terms and conditions of the lease are consistent with similar leases granted by the Government as detailed in the discussion above of the Obuasi mining lease. With effect from 1 October 2001, the Bibiani mining lease was transferred to Ashanti from Ashanti Goldfields (Bibiani) Limited. Security over the Bibiani mining lease has been granted to the lenders under the enlarged revolving credit facility by way of a fixed charge over the Bibiani mining lease. The Government (acting through the Ministry of Mines) granted its consent to the creation of such security pursuant to section 19 of the Mining Law, on 21 June 2002.
Iduapriem Mining Lease
Ashanti has title to the 33 km
2
Iduapriem mining lease granted on 19 April 1989 for a period of 30 years.
The terms and conditions of the lease are consistent with similar leases granted by the Government, as detailed in the discussion above of the Obuasi mining lease.
Teberebie Mining Leases
Teberebie has two leases, one granted in February 1998 for a term of 30 years and another granted in June 1992 for a term of 26 years. The terms and conditions of these leases are consistent with similar leases granted by the Government, as detailed in the discussion above of the Obuasi mining lease.
Zimbabwe
All rights to minerals in Zimbabwe are vested in the President of Zimbabwe. Issues relating to the acquisition of mining rights and operation of mines falls under the jurisdiction of the Ministry of Mines, Environment and Tourism and are regulated by the Mines and Minerals Act, 1996.
Applications for the acquisition of mining and exploration rights must be made through the office of the Mining Commissioner. The application must be made by a company registered in Zimbabwe which may be foreign owned.
All gold extracted in Zimbabwe has by law to be delivered to Fidelity Refinery, a section of the Reserve Bank of Zimbabwe where gold is further smelted and refined.
The holder of a mining lease may abandon his holding by applying in writing to the Mining Commissioner and obtaining a certificate of abandonment. Forfeiture may be enforced by the Mining Commissioner if the owner fails to obtain an annual inspection certificate which certifies that the owner has met certain production and development criteria.

Environmental issues are subject to the Environment Act which requires among other things that an Environmental Impact Assessment be undertaken on the commencement of new mining projects. At the termination of the lease the owner has the right to freely dispose of his assets and to obtain a quittance certificate from the Mining Commissioner.
Freda-Rebecca Mining Leases
Ashanti has a mining lease for its Freda-Rebecca operation. The application was originally approved in 1994 and is renewed on an annual basis with no specific term though it may be terminated by the Government of Zimbabwe if Ashanti fails to obtain an annual inspection certificate from the Mining Commissioner certifying that Ashanti has met production and development criteria.
Guinea
In Guinea, all mineral substances are the property of the state. Mining activities are primarily regulated by the Mining Code, 1995. The right to undertake mining operations can only be acquired by virtue of one of the following mining titles: surveying permit, small-scale mining licence, mining prospecting licence, mining licence or mining concession.
The holders of mining titles are guaranteed the right to dispose freely of their assets and to organise their enterprises as they wish, the freedom to engage and discharge staff in accordance with the regulations in force, free movement of their staff and their products throughout Guinea and freedom to dispose of their products in international markets.
Siguiri Mining Leases
Ashanti's Guinea subsidiary, Societe Ashanti Goldfields de Guinee S.A. or SAG, has title to the Siguiri mining concession area which was granted on 11 November 1993 for a period of 25 years. The agreement provides for an eventual extension/renegotiation after 23 years for such periods as may be required to exhaust economic ore reserves.
The original area granted encompassed 8,384 square kilometres which Ashanti's subsidiary was required to reduce to five or fewer single blocks of not less than 250 square kilometres per block totalling not more than 1,500 square kilometres by 11 November 1996. The retrocession actually reduced the Siguiri concession area to four blocks totalling 1,495 square kilometres.
SAG has the exclusive right to explore and mine in the remaining Siguiri concession area for a further 22-year period from 11 November 1996 under conditions detailed in a Convention de Base predating the new Guinea Mining Code.
Key elements in the Convention de Base are:
·   the Government of Guinea holds a 15 per cent free-carried or non-contributory interest: a royalty of
3 per cent is payable on the value of gold exported; a local development tax of 0.4 per cent is payable on the gross sales revenues; salaries of expatriate employees are subject to a 10 per cent income tax; mining goods imported into Guinea are exempt from all import taxes and duties for the first two years of commercial production; and
·   SAG is committed to adopt and progressively implement a plan for effective rehabilitation of the mining areas disturbed or affected by operations.
The Convention de Base is subject to early termination if both parties formally and expressly agree to do so, if all project activities are voluntarily suspended for a continuous period of eight months or are permanently abandoned by Ashanti's subsidiary, or if Ashanti's subsidiary goes into voluntary liquidation or is placed into liquidation by a court of competent jurisdiction.
The net outstanding balance of VAT recoverable by Ashanti from the Government of Guinea but not yet repaid was approximately equivalent to US$6 million as at 31 December 2003. The Convention de Base provides for exemptions in respect of withholding and other taxes. However, the Government of Guinea has demanded approximately US$11.3 million from SAG for withholding and other taxes, which demand SAG is contesting.
Tanzania
A special mining licence of 114 square kilometres for the development of the Geita mine was issued by the Minister for Energy and Minerals of Tanzania in June 1999, expiring in 2024. The mine is now the subject of a joint venture in which Ashanti has a 50 per cent interest.

For further information relating to the rights to mine and title in respect of Geita, please refer to paragraph 4 of Part III of this document.
Exploration Properties
In general, the exact conditions of the tenements of Ashanti's exploration properties vary depending on the country in which the tenement is located and the historical background to the tenement application. Generally, however, the tenements extend to Ashanti (or Ashanti's joint venture partner) the right to explore for gold (and other minerals) for a period of time which may or may not be renewable during which time Ashanti is able to establish the existence or not of economic mineralisation, and to complete any feasibility studies, obtain any environmental approvals and to submit an application for a mining lease.
Royalty Payments
Following are royalty payments and related rates for the three years ended 31 December 2003:
Year ended 31 December
2003
2002
2001
Royalties
Royalties
Royalties
Country
Property
US$m
Rate
US$m
Rate
US$m
Rate
Ghana Obuasi 6.0 3.0% 5.0 3.0% 4.3 3.0%
Ghana Ayanfuri 0 N/A 0 N/A 0.1 3.0%
Ghana Iduapriem 2.7 3.0% 1.7 3.0% 1.7 3.0%
Ghana Bibiani 2.3 3.0% 2.3 3.0% 2.1 3.0%
Guinea Siguiri 3.0 3.4% 2.9 3.4% 2.6 3.4%
Tanzania Geita 3.6 3.0% 2.7 3.0% 2.2 3.0%
Total
17.6
14.6
13.0
The above royalty payments are not included, as applicable, in the determination of cash operating costs for Ashanti's operations as included in Part IV of this document.
5.
SUMMARY DISCUSSION OF RESULTS
5.1
Operating Review
For the year ended 31 December 2003, Ashanti reported total attributable gold production of 1.53 million ounces as compared to 1.55 million attributable ounces produced in the year ended 31 December 2002. Production was only marginally lower in 2003 as compared with 2002 with increased production from the Iduapriem/Teberebie and Geita mines, following the commissioning of the plant capacity upgrade projects at both mines, partially offsetting lower production at the Obuasi and Siguiri mines (impacted by lower grades and lower metallurgical recoveries). Operating difficulties continued to impact adversely on production at the Freda Rebecca mine.
Total cash operating costs for 2003 at US$222 per ounce were 11.5 per cent higher than the US$199 per ounce recorded in 2002 due to rising fuel prices, increases in power costs and wages, rising costs of reagents and the appreciation in currencies of countries from which Ashanti sources its major imports.
Ashanti's capital investment in its operations increased from US$64.5 million in 2002 to US$83.0 million in 2003. The principal expenditure in 2003 included:
·   US$37.6 million in respect of the underground development and plant at the Obuasi mine;
·   US$12.5 million on the Iduapriem/Teberebie mine, primarily in respect of the completion of CIL plant expansion;
·   US$24.6 million on the existing heap leach operations and the new CIP project at the Siguiri mine; and
·   US$6.4 million on the Bibiani mine, primarily in respect of the underground development.

Summary Operating Data
The following table presents summary consolidated operating data for Ashanti for the three years ended 31 December 2003:
Operating data for Ashanti
Year ended 31 December
2001
2002
2003
Gold production (thousand ounces) (including that attributable to minorities)
1,657 1,622 1,603
Cash operating costs (US$/oz) 190 199 222
Total production costs (US$/oz) 253 262 282
Capital expenditure (million US dollars) 49.6 64.5 83.0
5.2
Financial Review
Higher spot prices enabled Ashanti to achieve total revenue in 2003 of US$564.9 million (2002: US$552.2 million) despite the anticipated fall in the release of deferred hedging income and marginally lower production. The average gold price realised during the year was higher at US$352 per ounce (2002: US$340 per ounce).
Spot revenue amounted to US$586.8 million (2002: US$506.4 million). Hedging income was negative US$21.9 million (2002: positive US$45.8 million) due both to higher spot prices and a reduction in deferred hedging income released. Cash paid during 2003 on close-outs of maturing hedge contracts amounted to US$34.8 million (2002: cash received US$11.5 million) and US$12.9 million (2002: US$34.3 million) was released from previously closed-out hedging contracts (deferred hedging income). Cash operating costs for 2003 were 11.5 per cent higher at US$222 per ounce due to rising fuel prices, increases in power costs and wages, rising costs of reagents and the appreciation in currencies of countries from which Ashanti sources its major imports.
Total costs before exceptional items, but including depreciation and amortisation, amounted to US$487.9 million (2002: US$457.7 million). Total costs per ounce increased by US$22 per ounce, from US$282 per ounce in 2002 to US$304 per ounce in 2003 mainly due to the increase in cash operating costs referred to above.
Ashanti's 2003 earnings before exceptional items were US$24.9 million lower at US$54.8 million (2002: US$79.7 million). The reduction in earnings is primarily due to the following factors, partially mitigated by higher spot prices:
· 18,098 ounces reduction in production as compared to 2002;
· 11.5 per cent increase in annual cash operating costs per ounce; and
· US$21.4 million reduction in the release of deferred hedging income.
Earnings after net exceptional charges of US$5.6 million were US$49.2 million for 2003 (2002: US$56.2 million).
Basic earnings per share before and after exceptional items for 2003 were US$0.43 (2002: US$0.67) and US$0.38 (2002: US$0.47) respectively.
5.3
Liquidity, Capital Resources and Going Concern
During 2003, Ashanti reduced its gross debt level by US$14.6 million, from US$256.9 million as at 31 December 2002 to US$242.3 million as at 31 December 2003. This reduction is after consolidating interest accrued of US$7.2 million into the Iduapriem/Teberebie project finance loans.

Ashanti's gross debt analysis as at 31 December 2003, was as follows:
US$
Million
US$200 million Revolving Credit Facility ("RCF") 139.0
Iduapriem/Teberebie project finance loans 24.3
Other loans and overdrafts 7.5
Less: Deferred loan fees (3.5)
167.3
Mandatorily Exchangeable Notes ("MENs") 75.0
Ashanti Group's gross debt as at 31 December 2003 242.3
The above schedule excludes Ashanti's 50 per cent share of the Geita project finance loan which fell from US$102.8 million (Ashanti's share US$51.4 million) as at 31 December 2002 to US$66.2 million (Ashanti's share US$33.1 million) as at 31 December 2003, following Geita's strong performance during the second half of the year.
The Ashanti Group's net debt level as at 31 December 2003 was lower at US$169.5 million (2002: US$215.6 million) following the distribution of US$30.0 million received from Geita and the Ashanti Group's debt repayments.
As at 31 December 2003, Ashanti had headroom of US$21.0 million under its US$200 million Revolving Credit Facility.
In June 2002, Ashanti issued US$75 million of MENs. The MENs will mandatorily exchange into ordinary shares of Ashanti when Ashanti effects a rights issue. Ashanti agreed with its banks and the holders of the MENs to complete the rights issue prior to 28 December 2003. It was intended that as part of the rights issue Ashanti would raise additional funds to fund completion of the Siguiri CIP expansion project.
As a consequence of entering into the Transaction Agreement, Ashanti had to delay completing the rights issue. Since the MENs will become repayable on the Merger being completed, Ashanti has secured agreement of its banks and the holders of the MENs to delay the timeframe for completion of the rights issue until 28 December 2004.
Given the delay in the rights issue, the postponement/cancellation of the Siguiri CIP expansion project was considered by Ashanti. However, following discussions with AngloGold, Ashanti decided to continue with the Siguiri CIP expansion project, notwithstanding the substantial increase in the anticipated capital cost of this project. The increased capital expenditure required for this project, together with the reduced cash inflows received by the Ashanti Group due to poorer operating performance in 2003 as compared to 2002, led to Ashanti seeking alternative sources of financing to fund its cash requirements until the consummation of the Merger.
With the agreement of AngloGold, a US$30.0 million distribution paid by the Geita mine on 31 December 2003 was paid in full to Ashanti. AngloGold also agreed to provide an additional US$14.1 million to Ashanti by purchasing at face value the residual intercompany loan provided by the Ashanti Group in respect of the Geita joint venture. In addition, AngloGold agreed to provide an unsecured loan facility of up to US$20.0 million to Ashanti. These arrangements are not conditional on the Merger completing.
Ashanti considers that these arrangements, together with the undrawn amounts under its revolving credit facility, are sufficient to enable it to meet its cash requirements in the period prior to the Merger becoming effective, currently anticipated to be around April 2004. If the Merger is not completed, or if there is a substantial delay in completing the Merger, Ashanti will need to proceed with its rights issue or review alternative forms of financing. If the Merger is not completed and alternative forms of financing cannot be implemented, then there will be uncertainty as to whether the Ashanti Group will be able to continue as a going concern.
Having taken into account the progress which AngloGold and Ashanti achieved in relation to the Merger, the financial support being provided by AngloGold and other relevant factors, the directors of Ashanti formed the judgement that, at the time of approving Ashanti's 2003 financial statements, the going concern basis was appropriate for the preparation of those financial statements.

5.4
Hedging
The table below shows all forward and option positions that Ashanti had as at 31 December 2003:
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Totals
Forward Sales
(ounces) 655,764 677,246 566,250 507,450 400,450 413,450 383,450 324,250 292,500 214,500 4,435,310
(US$/ounce) 357 352 358 360 369 362 366 373 378 369 362
Calls:
Sold (ounces) 496,180 480,478 182,006 173,826 218,410 70,970 28,250 28,250 - - 1,668,370
(US$/ounce) 341 350 368 357 365 368 350 350 - - 353
Bought
(ounces) 101,880 134,000 49,432 64,396 - - - - - - 349,708
(US$/ounce) 359 352 370 361 - - - - - - 359
Sub-total (ounces)
394,300 336,478 132,574 109,430 218,410 70,970 28,250 28,250 - - 1,318,662
Summary: Protected
655,764 677,246 566,250 507,450 400,450 413,450 383,450 324,250 292,500 214,500 4,435,310
(ounces)
Committed (ounces)
1,050,064 1,013,724 698,824 616,880 618,860 484,420 411,700 352,500 292,500 214,500 5,753,972
Lease Rate
Swap (ounces)
546,000 468,000 1,245,000 1,267,000 1,084,000 826,000 568,000 310,000 130,000
Total committed ounces as a percentage of total forecast production (excluding Geita for the period of the project finance, 2004 - 2007)
45%
Deferred Hedging Income
11 11
Forward Sales
A total of 4.44 million ounces have been sold forward at an average price of US$362 per ounce.
Call Options
Ashanti has sold 1.67 million ounces of call options at an average strike price US$353 per ounce. As a partial offset, Ashanti has bought 0.35 million ounces of call options at an average strike price of US$359 per ounce.
Gold Lease Rate Swaps
As at 31 December 2003, a maximum of 1.27 million ounces of Ashanti's hedged production will be exposed to the floating three months' lease rate at any one time.
The lease rate swaps can be broken down into the following types (under all of these contracts Ashanti received a certain lease rate income, which can be regarded as compensation for the lease rate exposure that Ashanti takes on).
Description
Volume
Fixed Rate
(ozs)
(%)
Ashanti pays a quarterly floating rate and receives a quarterly
1,361,000
1.80
weighted average fixed rate of 1.80%
Ashanti pays a quarterly floating rate and receives a fixed
320,000
2.00
amount of dollars at maturity. The quarterly amount is rolled until maturity of each forward contract. The fixed amount for each contract is calculated using the formula:
Volume x Years to Maturity x 302 x 2.00%
The next rate set is in 2006
Total
1,681,000

Marked-to-market Valuations
On 31 December 2003, the portfolio had a negative marked-to-market value of US$532.14 million. This valuation was based on a spot price of US$417 per ounce and the then prevailing applicable US interest rates, gold forward rates, volatilities and guidelines provided by the Risk Management Committee of the Ashanti Board. The delta at that time was 5.3 million ounces. This implies that a US$1 increase in the price of gold would have a US$5.3 million negative impact (approximate) on the marked-to-market valuation of the hedge book. Movements in US interest rates, gold lease rates, volatilities and time will also have a sizeable impact on the marked-to-market. All these variables can change significantly over short time periods and can consequently materially affect the marked-to-market valuation.
The approximate breakdown by type of the marked-to-market valuation at 31 December 2003 was as follows:
US$m
Forward contracts (400.82)
European Call options (net sold) (124.76)
Lease rate swaps (6.56)
Total
(532.14)
Geita Hedging
The table below shows Ashanti's portion of hedging commitments for Geita as at 31 December 2003. This represents half of Geita's hedge commitments.
2004
2005
2006
2007
Total
Forward Sales (ounces) 195,299 174,828 94,576 120,938 585,641
(US$/ounce) 289 294 296 298 293
Puts:
Bought (ounces) 25,586 24,350 18,115 23,390 91,441
(US$/ounce) 291 291 291 292 291
Summary:
Protected
(ounces) 220,885 199,178 112,691 144,328 677,082
Committed
(ounces) 195,299 174,828 94,576 120,938 585,641
Lease Rate Swap 116,774 76,301 41,420 - -
Marked-to-market Valuation
On 31 December 2003, the Geita portfolio had a negative marked-to-market value of US$154.9 million (Ashanti's portion: negative US$77.45 million). This valuation was based on a spot price of US$417 per ounce and the then prevailing US interest rates, gold forward rates, volatilities and guidelines provided by the Risk Management Committee of the Ashanti Board.

Part V: Financial Information on AngloGold
1.
FINANCIAL INFORMATION ON ANGLOGOLD FOR THE THREE FINANCIAL YEARS ENDED AND AS AT 31 DECEMBER 2002
The financial information contained in this paragraph 1 of Part V of this document has been extracted without material adjustment from the audited consolidated accounts of AngloGold for the three financial years ended and as at 31 December 2002. This financial information does not constitute statutory accounts within the meaning of section 240 of the UK Companies Act 1985.
An unqualified audit report has been given in respect of the accounts for each of the three financial years ended 31 December 2002.
Ernst & Young, Registered Accountants and Auditors, of Wanderers Office Park, 52 Corlett Drive, Illovo, Johannesburg 2196, South Africa, were the auditors of AngloGold in respect of each of the three financial years ended and as at 31 December 2002 and are currently the auditors of AngloGold.

ANGLOGOLD LIMITED
GROUP INCOME STATEMENT
for the years ended 31 December
Figures in million Notes
2002
2001 2000*
US Dollars
Revenue
3
1,847
2,121 2,299
Gold income 2, 3
1,761
2,041 2,208
Cost of sales 4
(1,203)
(1,519) (1,740)
558
522 468
Non-hedge derivatives
92
(5) -
Operating profit*
650
517 468
Corporate administration and other expenses
(25)
(22) (33)
Market development costs
(17)
(16) (12)
Exploration costs 5
(28)
(26) (44)
Investment income 6
43
26 45
Other net (expense)/income 7
(16)
(7) 10
Finance costs 8
(44)
(72) (69)
Abnormal item - settlement of claim
(10)
- -
Profit before exceptional items
9
553
400 365
Amortisation of goodwill 15
(28)
(29) (20)
Impairment of mining assets
-
(1) (93)
Loss on disposal of mines 31
(13)
(4) -
Other
-
(2) (1)
Profit on ordinary activities before taxation
512
364 251
Taxation 11
(165)
(111) (73)
Profit on ordinary activities after taxation
347
253 178
Minority interest
(15)
(8) (12)
Net profit
332
245 166
Adjusted operating profit*
Operating profit
650
517 468
Unrealised non-hedged derivatives
(12)
10 -
Adjusted operating profit 2
638
527 468
Headline earnings
12
376
281 254
Adjusted headline earnings
12
368
286 254
Earnings per ordinary share (US cents)
12
Basic
150
114 78
Diluted
149
114 76
Headline
169
131 119
Adjusted headline earnings
166
133 119
Dividends declared per ordinary share (US cents)
13
146
87 91
Dividend cover based on adjusted headline earnings
1.1
1.5 1.2
* IAS 39 adopted with effect from 1 January 2001.

ANGLOGOLD LIMITED
GROUP BALANCE SHEET
As at 31 December
Figures in million Notes
2002
2001 2000*
US Dollars
ASSETS
Non-current assets
Mining assets 14
2,280
2,057 2,661
Goodwill 15
374
389 403
Investments in associates 16
19
13 20
Other investments 17
23
23 7
AngloGold Environmental Rehabilitation Trust 19
32
38 47
Derivatives 35
64
115 -
Long-term loans 20
55
17 50
2,847
2,652 3,188
Current assets
Derivatives 35
233
128 -
Trade and other receivables 21
255
156 229
Inventories 22
216
163 192
Current portion of long-term loans 20
-
9 21
Cash and cash equivalents 23
413
191 195
1,117
647 637
Total assets
3,964
3,299 3,825
EQUITY AND LIABILITIES
Shareholders' equity*
1,443
1,117 1,453
Minority interests
40
30 28
1,483
1,147 1,481
Non-current liabilities
Borrowings 25
842
350 710
Debentures
-
- 16
Provisions 26
234
215 283
Deferred taxation 27
402
286 553
Derivatives 35
236
160 -
1,714
1,011 1,562
Current liabilities
Derivatives 35
302
250 -
Trade and other payables 28
250
206 315
Current portion of borrowings 25
84
637 430
Taxation
131
48 37
767
1,141 782
Total equity and liabilities
3,964
3,299 3,825
*
Shareholders' equity is analysed in the statement of changes in shareholders' equity.
** IAS 39 adopted with effect from 1 January 2001.

ANGLOGOLD LIMITED
GROUP CASH FLOW STATEMENT
for the years ended 31 December
Figures in million Notes
2002
2001 2000*
US Dollars
Cash flows from operating activities
Cash receipts from customers
1,808
2,153 2,247
Cash paid to suppliers and employees
(1,050)
(1,480) (1,644)
Cash generated from operations 30
758
673 603
Interest received
32
20 37
Environmental contributions and expenditure
(16)
(10) (9)
Dividends received from associates 16
2
1 2
Finance costs
(40)
(73) (76)
Mining and normal taxation paid
(131)
(111) (104)
Net cash inflow from operating activities
605
500 453
Cash flows from investing activities
Capital expenditure 14
- to expand operations
(176)
(219) (159)
- to maintain operations
(95)
(79) (145)
Proceeds from disposal of mining assets
1
6 8
Net proceeds from disposal of mines 31
140
109 -
Proceeds
164
109 -
Contractual obligations
(24)
- -
Associate acquired 16
-
(1) (7)
Investments acquired
(34)
(3) (1)
Proceeds from sale of investments
158
- 5
Acquisitions and disposals of subsidiaries and joint ventures
31
(97)
- (345)
Loans advanced
(5)
(4) (8)
Repayment of loans advanced
17
43 19
Net cash outflow from investing activities
(91)
(148) (633)
Cash flows from financing activities
Proceeds from issue of share capital
18
7 2
Share issue expenses
(11)
- (3)
Proceeds from borrowings
798
276 373
Repayment of borrowings
(912)
(414) (112)
Dividends paid
(260)
(167) (310)
Net cash outflow from financing activities
(367)
(298) (50)
Net increase/(decrease) in cash and cash equivalents
147
54 (230)
Translation
75
(58) (68)
Cash and cash equivalents at beginning of year
191
195 493
Cash and cash equivalents at end of year 23
413
191 195

ANGLOGOLD LIMITED
GROUP STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
for the years ended 31 December
Non-
Foreign
Other
Ordinary
distribu-
currency
compre-
Share-
share
Share
table
trans-
hensive
Retained
holders'
Figures in million
capital
premium
reserves*
lation
income**
earnings
equity
US Dollars
Balance at 31 December 1999 9 1,267 25 5 - 559 1,865
Net profit 166 166
Dividends (note 13) (310) (310)
Ordinary shares issued - 17 17
Share issue expenses written-off (3) (3)
Translation (2) (238) (5) 38 (75) (282)
Balance at 31 December 2000 7 1,043 20 43 - 340 1,453
Effect of adoption of IAS 39 49 (25) 24
Net profit 245 245
Dividends (note 13) (167) (167)
Ordinary shares issued 22 22
Net gain on cash flow hedges removed from equity and reported in income
(1) (1)
Net loss on cash flow hedges (283) (283)
Deferred taxation on cash flow hedges 112 112
Transfer from non-distributable reserves (1) 1 -
Translation (3) (388) (7) 207 35 (132) (288)
Balance at 31 December 2001
4 677 12 250 (88) 262 1,117
Net profit 332 332
Dividends (note 13) (251) (251)
Ordinary shares issued - 140 140
Net loss on cash flow hedges removed from equity and reported in income
61 61
Net loss on cash flow hedges (105) (105)
Deferred taxation on cash flow hedges (29) (29)
Net gain on available-for-sale financial assets 7 7
Acquisition of shares (3) (3)
Transfer from non-distributable reserves (1) 1 -
Translation 3 296 5 (207) (28) 105 174
Balance at 31 December 2002
7 1,113 16 43 (185) 449 1,443
Notes:
* Non-distributable reserves comprise a surplus on disposal of company shares US$16m.
** Other comprehensive income represents the effective portion of fair value gains or losses in respect of cash flow hedges until the underlying transaction occurs, upon which the gains or losses are recognised in earnings.

ANGLOGOLD LIMITED - NOTES TO THE GROUP FINANCIAL STATEMENTS
for the years ended 31 December
1.
ACCOUNTING POLICIES
The financial statements are prepared according to the historical cost accounting convention, as modified by the revaluation of certain financial instruments to fair value. The group's accounting policies as set out below are consistent in all material respects with those applied in the previous years. These accounting policies conform with International Accounting Standards (IAS) and South African Statements of Generally Accepted Accounting Practice.
AngloGold presents its consolidated financial statements in US Dollars. The group's presentation currency is US Dollars since the majority of its sales are in US Dollars. The measurement currency depends on where the subsidiary operates.
The following method of translation has been used:
· equity items other than net profit at the closing rate on each balance sheet date;
· assets and liabilities at the closing rate on each balance sheet date;
· income, expenses and cash flows at the average exchange rate; and
· resulting exchange differences are included in equity.
Basis of consolidation
The group financial statements incorporate the financial statements of the company, its subsidiaries and its proportionate interest in joint ventures.
The financial statements of subsidiaries and joint ventures are prepared for the same reporting period as the holding company, using the same accounting policies.
Where an investment in a subsidiary or a joint venture is acquired or disposed of during the financial year, its results are included from, or to the date control became, or ceased to be effective.
All inter-group transactions and balances are eliminated on consolidation. Unearned profits that arise between group entities are eliminated.
Foreign entities
Assets and liabilities (both monetary and non-monetary) of foreign entities are translated at the closing rate. Income statement items are translated at an average rate of exchange for the period. Exchange differences are taken directly to a foreign currency translation reserve.
Acquisition and goodwill arising thereon
Where an investment in a subsidiary, joint venture or an associate is made, any excess of the purchase price over the fair value of the attributable mineral reserves and net assets is recognised as goodwill. Goodwill which represents resources is amortised on a systematic basis which recognises the depletion of resources over the lesser of the life of the mine or 20 years.
The unamortised balance is reviewed on a regular basis and, if impairment in the value has occurred, it is written off in the period in which the circumstances are identified.
Goodwill in respect of subsidiaries and proportionately consolidated joint ventures is disclosed as goodwill. Goodwill relating to associates is included within the carrying value of the investment in associates.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.
Joint ventures
A joint venture is an entity in which the group holds a long-term interest and which is jointly controlled by the group and one or more other venturers under a contractual arrangement. The group's interest in a jointly controlled entity is accounted for by proportionate consolidation.

ANGLOGOLD LIMITED - NOTES TO THE GROUP FINANCIAL STATEMENTS (continued)
for the years ended 31 December
Associates
The equity method of accounting is used for an investment over which the group exercises significant influence and normally owns between 20 per cent and 50 per cent of the voting equity. Associates are equity accounted from the effective dates of acquisition to the effective dates of disposal.
Results of associates are equity accounted from their most recent audited annual financial statements or unaudited interim financial statements. Any losses of associates are brought to account in the consolidated financial statements until the investment in such associates is written down to a nominal amount. Thereafter, losses are accounted for only insofar as the group is committed to providing financial support to such associates.
The carrying values of the investments in associates represent the cost of each investment, including unamortised goodwill, the share of post-acquisition retained earnings and losses and any other movements in reserves. The carrying value of associates is reviewed on a regular basis and if any impairment in value has occurred, it is written off in the period in which these circumstances are identified.
Mining assets
Mining assets are recorded at cost less accumulated amortisation and impairments. Cost includes pre- production expenditure incurred during the development of a mine and the present value of future decommissioning costs. Cost also includes finance charges capitalised during the construction period where such costs are financed by borrowings.
Mine development costs
Capitalised mine development costs include expenditure incurred to develop new orebodies, to define further mineralisation in existing orebodies and to expand the capacity of a mine. Where funds have been borrowed specifically to finance a project, the amount of interest capitalised represents the actual borrowing costs incurred.
Mine development costs are amortised using the units-of-production method based on estimated proved and probable mineral reserves. Amortisation is first charged on new mining ventures from the date it is capable of commercial production.
Proved and probable mineral reserves reflect estimated economically recoverable quantities which can be recovered in future from known mineral deposits.
Stripping costs incurred during the production phase to remove additional waste ore are deferred and charged to operating costs on the basis of the average life-of-mine stripping ratio.
The average stripping ratio is calculated as the number of tonnes of waste material removed per tonne of ore mined. The average life of the mine ratio is recalculated annually in the light of additional knowledge and changes in estimates.
The cost of the "excess stripping" is capitalised as mine development costs when the actual stripping ratio exceeds the average life-of-mine stripping ratio. When the actual stripping ratio is below the average life of the mine ratio, sufficient previously capitalised costs are expensed to increase the cost up to the average. Thus, under this method, the cost of stripping in any period will be reflective of the average stripping rates for the orebody as a whole.
Mine infrastructure
Plant, equipment and buildings are amortised using the lesser of their useful life or units-of-production method based on estimated proved and probable mineral reserves.
Land
Land is not depreciated.

ANGLOGOLD LIMITED - NOTES TO THE GROUP FINANCIAL STATEMENTS (continued)
for the years ended 31 December
Mineral rights, dumps and ore reserves
Mineral rights are amortised using the units-of-production method based on estimated proved and probable mineral reserves.
Dumps are amortised over the period of treatment.
Ore reserves are measured mining resources which, when proved and probable, are transferred to mine development costs and amortised from the date on which commercial production begins.
If the recoverable amount of any of the above assets is less than the carrying value, an allowance is made for the impairment in value.
Borrowing costs
Interest on borrowings relating to the financing of major capital projects under construction is capitalised during the construction phase as part of the cost of the project. Other borrowing costs are expensed as incurred.
Leased assets
Assets subject to finance leases are capitalised at cost with the related lease obligation recognised at the same amount. Capitalised leased assets are depreciated over the shorter of their estimated useful lives and the lease term. Finance lease payments are allocated, using the effective interest rate method, between the lease finance cost, which is included in interest paid, and the capital repayment, which reduces the liability to the lessor.
Operating lease rentals are charged against operating profits in a systematic manner related to the period of use of the assets concerned.
Research and exploration expenditure
Research and exploration expenditure is expensed in the year in which it is incurred. When a decision is taken that a mining property is capable of commercial production, all further pre-production expenditure is capitalised. Capitalisation of pre-production expenditure ceases when the mining property is capable of commercial production.
Inventories
Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and slow moving items. Cost is determined on the following bases:
·   gold in process is valued at the average total production cost at the relevant stage of production;
·   gold on hand is valued on an average total production cost method;
·   ore stockpiles are valued at the average moving cost of treating and processing the ore;
·   by-products, which include uranium oxide and sulphuric acid are valued on an average total production cost method; and
·   consumable stores are valued at average cost.
Provisions
Provisions are recognised when the group has a present obligation, whether legal or constructive, as a result of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
Employee benefits
The group operates a defined benefit pension plan and post retirement medical aid benefit plans, and a number of defined contribution pension plans.

ANGLOGOLD LIMITED - NOTES TO THE GROUP FINANCIAL STATEMENTS (continued)
for the years ended 31 December
Defined benefit plans
The cost of providing benefits to the group's defined pension and post-retirement benefit plans are determined using the projected unit credit actuarial valuation method. Actuarial gains and losses arising in the defined benefit plans are recognised as income or expense when the cumulative unrecognised gains or losses for each individual plan exceed the greater of 10 per cent of the defined benefit obligation and 10 per cent of the fair value of plan AngloGold assets. These gains or losses are recognised over the expected average remaining working lives of the employees participating in the plans. Where the fair value of the plan assets exceeds the present value of the obligation, the resulting net asset is not recognised in respect of South African plans due to requirements under the Surplus Distribution legislation.
Defined contribution plans
Contributions to defined contribution plans in respect of services during that year are recognised as an expense in that year.
Environmental expenditure
Long-term environmental obligations comprising decommissioning and restoration are based on the group's environmental management plans, in compliance with the current environmental and regulatory requirements.
Decommissioning costs
The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commenced.
Decommissioning costs are provided for at the present value of the expenditures expected to settle the obligation, using estimated cashflows based on current prices. When this provision gives access to future economic benefits, an asset is recognised and included within mining infrastructure. The unwinding of the decommissioning obligation is included in the income statement. The estimated future costs of decommissioning obligations are regularly reviewed and adjusted as appropriate for new circumstances or changes in law or technology. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.
Gains from the expected disposal of assets are not taken into account when determining the provision.
Restoration costs
The provision for restoration represents the cost for restoring site damage after the commencement of production. Increases in the provision are charged to the income statement as a cost of production.
Gross restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cashflows based on current prices. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.
Restoration costs are accrued and expensed over the operating life of each mine using the units-of-production method based on estimated proved and probable mineral reserves. Expenditure on ongoing restoration costs is brought to account when incurred.
Environmental rehabilitation trust
Annual contributions are made to the AngloGold Environmental Rehabilitation Trust, created in accordance with South African statutory requirements, to fund the estimated cost of rehabilitation during and at the end of the life of a mine. The funds that have been paid into the trust fund plus the growth in the trust fund are shown as an asset on the balance sheet.
The environmental rehabilitation obligations in respect of the non South African operations are not funded through an established trust fund. Bank guarantees and reclamation bonds are provided for some of these liabilities.

ANGLOGOLD LIMITED - NOTES TO THE GROUP FINANCIAL STATEMENTS (continued) for the years ended 31 December
Revenue recognition
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the group and the revenue can be reliably measured. The following criteria must also be present:
·   the sale of mining products is recognised when the significant risks and rewards of ownership of the products are transferred to the buyer;
·   dividends are recognised when the right to receive payment is established; and
·   interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group.
Deferred taxation
Deferred taxation is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.
Deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.
The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient future taxable profit will be available to allow all or part of the deferred tax asset to be utilised.
Deferred tax assets and liabilities are measured at current tax rates.
Financial instruments
Financial instruments recognised on the balance sheet include investments, loans receivable, trade and other receivables, cash and cash equivalents, borrowings, derivatives and trade and other payables.
Financial instruments are initially measured at cost, including transaction costs, when the group becomes a party to their contractual arrangements. The subsequent measurement of financial instruments is dealt with below.
A financial instrument or a portion of a financial instrument will be derecognised and a gain or loss recognised when the company loses the contractual rights or extinguishes the obligation associated with such an instrument.
On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in income.
On derecognition of a financial liability the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid for is included in income.
Derivatives
The group enters into derivatives to ensure a degree of price certainty and to guarantee a minimum revenue on a portion of the future planned gold production of its mines.
IAS 39 requires that derivatives be treated as follows:
·   Commodity based ("normal purchase or normal sale") contracts that meet the requirements of IAS 39 are recognised in earnings when they are settled by physical delivery.
·   Where the conditions in IAS 39 for special hedge accounting are met the derivative is recognised on the balance sheet as either a derivative asset or derivative liability and recorded at fair value. The group enters into cash flow hedges whereby the effective portion of fair value gains or losses are recognised in equity (other comprehensive income) until the underlying transaction occurs, then the gains or losses are recognised in earnings or included in the initial measurement of the asset or liability. The ineffective portion of fair value gains and losses is reported in earnings in the period to which they relate.
·   All other derivatives are subsequently measured at their estimated fair value, with the changes in estimated fair value at each reporting date being reported in earnings in the period to which it relates.

ANGLOGOLD LIMITED - NOTES TO THE GROUP FINANCIAL STATEMENTS (continued)
for the years ended 31 December
The estimated fair values of derivatives are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.
Investments
Listed investments, other than investments in subsidiaries, joint ventures, and associates, are subsequently measured at fair value, which is calculated by reference to the quoted selling price at the close of business on the balance sheet date. Unlisted investments are shown at fair value, or at cost where fair value cannot be reliably measured.
Investments classified as available-for-sale financial assets are subsequently measured at fair value, with changes in fair value recognised in equity (other comprehensive income) in the period in which they arise. These amounts are removed from equity and reported in income when the asset is derecognised or when there is evidence that the asset is impaired.
Long-term loans receivable
Long-term loans receivable are subsequently measured at amortised cost using the effective interest rate method.
Trade and other receivables
Trade and other receivables originated by the group are subsequently measured at amortised cost less allowance for doubtful debts.
Cash and cash equivalents
Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value and are subsequently measured at cost.
Impairment of financial assets
At each balance sheet date an assessment is made of whether there is any evidence of impairment of financial assets. If such evidence exists, the estimated recoverable amount of that asset is determined and any impairment loss recognised in income for the difference between the recoverable amount and the carrying amount.
Financial liabilities
Financial liabilities, other than trading financial liabilities and derivatives, are subsequently measured at amortised cost being the original obligation less principal payments and amortisations. Trading financial liabilities and derivatives are subsequently measured at fair value.

ANGLOGOLD LIMITED - NOTES TO THE GROUP FINANCIAL STATEMENTS (continued) for the years ended 31 December
2.
SEGMENTAL INFORMATION
Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in these financial statements.
The secondary reporting format is by geographical analysis by origin and destination.
Geographical Analysis by Origin
Gold
Adjusted Operating
Average number
income
profit
EBITDA
of employees
2002
2001
2000
2002
2001
2000
2002
2001
2000
2002
2001
2000
US Dollars (m)
South Africa
930
1,298
1,587
389
341
298
373
351
346
46,657
64,881
79,124
East and West Africa
329
250
111
129
87
48
190
134
66
2,276
1,627
849
South America
195
177
173
84
65
69
118
98
96
2,656
2,292
2,388
North America
152
161
165
3
16
19
59
58
53
909
854
718
Australia
155
155
172
33
18
34
55
38
46
599
726
957
1,761
2,041
2,208
638
527
468
795
679
607
53,097
70,380
84,036
Gold Production
(oz 000)
2002
2001
2000
South Africa
3,412
4,670
5,418
East and West Africa
1,085
868
366
South America
478
441
439
North America
462
496
496
Australia
502
508
524
5,939
6,983
7,243
Net operating assets
Total assets
Capital expenditure
2002
2001
2000
2002
2001
2000
2002
2001
2000
US Dollars (m)
South Africa
1,012
858
1,483
1,663
1,283
1,824
112
106
159
East and West Africa
433
448
432
777
721
741
27
34
51
South America
435
302
327
579
465
461
27
23
22
North America
403
338
286
438
381
320
74
93
37
Australia
239
202
224
507
449
479
31
42
35
2,522
2,148
2,752
3,964
3,299
3,825
271
298
304
2002
2001 2000
Figures in million
US Dollars
3.
REVENUE
Revenues consists of the following principal categories: Gold income (note 2)
1,761
2,041 2,208
Sale of uranium, silver and sulphuric acid
50
60 54
Interest receivable (note 6)
36
20 37
1,847
2,121 2,299

ANGLOGOLD LIMITED - NOTES TO THE GROUP FINANCIAL STATEMENTS (continued)
for the years ended 31 December
2002
2001 2000
Figures in million
US Dollars
4.
COST OF SALES
Cash operating costs
939
1,226 1,502
Other cash costs
28
29 19
Total cash costs
967
1,255 1,521
Retrenchment costs (note 10)
3
22 17
Rehabilitation and other non-cash costs
12
13 2
Production costs
982
1,290 1,540
Amortisation of mining assets (notes 9, 14 and 30)
245
220 217
Total production costs
1,227
1,510 1,757
Inventory change
(24)
9 (17)
1,203
1,519 1,740
5.
EXPLORATION COSTS
Expenditure incurred during the year
51
44 63
Expenditure transferred to mining assets
(23)
(18) (19)
28
26 44
6.
INVESTMENT INCOME
Investment income consists of the following principal categories: Interest receivable (notes 3 and 30)
36
20 37
Profit from associates after taxation (notes 16 and 30)
4
1 4
Growth in AngloGold Environmental Rehabilitation Trust (notes 19 and 30)
3
5 4
43
26 45
7.
OTHER NET (EXPENSE) INCOME
Other net (expense)/income consists of the following principal categories: Foreign exchange (loss)/gain on transactions other than sales
(4)
(2) 3
(Loss)/Profit on disposal of assets (note 30)
(3)
(2) 7
Post-retirement medical expenses for disposed mines
(5)
- -
(12)
(4) 10
Unwinding of decommissioning obligation (notes 26 and 30)
(4)
(3) -
(16)
(7) 10
8.
FINANCE COSTS
Interest paid on bank loans and overdrafts
36
72 74
Interest paid on debentures
-
1 2
Other
8
- -
Total interest
44
73 76
Less: Amounts capitalised
-
(1) (7)
(Note 30)
44
72 69

ANGLOGOLD LIMITED - NOTES TO THE GROUP FINANCIAL STATEMENTS (continued)
for the years ended 31 December
2002
2001 2000
Figures in million
US Dollars
9.
PROFIT BEFORE EXCEPTIONAL ITEMS IS ARRIVED AT AFTER TAKING ACCOUNT OF:
Auditors' remuneration
Audit fees
1
1 1
Amortisation of mining assets (notes 4, 14 and 30)
Owned assets
241
217 215
Leased assets
4
3 2
245
220 217
Grants for educational and community development
4
4 4
Operating lease charges
5
4 2
10. EMPLOYEE BENEFITS
Employee benefits including executive directors:
Salaries, wages and other benefits
392
538 787
Healthcare and medical scheme costs
- current medical expenses
23
27 38
- post-retirement medical expenses
5
5 6
Defined contribution pension plans expense
20
35 55
Retrenchment costs (note 4)
3
22 17
Employee benefits included in cost of sales
443
627 903
Actuarial defined benefit plan expense analysis
Defined benefit pension plan expense
- current service cost
4
4 5
- interest cost
9
10 12
- expected return on plan assets
(8)
(11) (5)
- actuarial (gain)/loss
(1)
2 (7)
- curtailment, settlement loss
-
- 1
Defined benefit post-retirement medical expense
- current service cost
1
1 -
- interest cost
7
11 9
- curtailment
(15)
- -
(3)
17 15
Actual return on plan assets
Defined benefit pension plan
1
11 5

ANGLOGOLD LIMITED - NOTES TO THE GROUP FINANCIAL STATEMENTS (continued)
for the years ended 31 December
2002
2001 2000
US Dollars
11. TAXATION
Current taxation
Mining taxation
32
41 16
Non-mining taxation
83
55 55
Under provision prior year
3
- -
Secondary tax on companies
6
7 7
Exceptional items (note 12) - recoupments tax on Free State disposal (note 31)
63
- -
- mining tax on Free State operating loss
(10)
- -
177
103 78
Deferred taxation
Current
34
13 21
Unrealised non-hedge derivatives (note 12)
4
(5) -
Exceptional items - disposal of Free State operations (note 12)
(50)
- -
- impairment (note 12)
-
- (26)
(Note 27)
(12)
8 (5)
165
111 73
At 31 December 2001 there was unredeemed capital expenditure estimated at US$298m (2000: US$417m) which was available for set-off against future taxable income from the mining operations of Joel mine. Joel mine was sold with effect from 1 January 2002, resulting in the unredeemed capital expenditure not being utilised.
The unutilised tax losses of the North American operations which are available for offset against future profits earned in the USA, amount to US$182m (2001: US$177m; 2000: US$220m).
The unutilised tax losses of the South American operations which are available for offset against future profits earned in these countries, amount to US$86m (2001: US$49m; 2000: US$71m).
Analysis of tax losses
Assessed losses utilised during the year
8
Utilised tax losses remaining to be used against future profits can be split into the following periods: Utilisation within one year
4
Utilisation within one and two years
12
Utilisation within two and five years
11
Utilisation in excess of five years
241
268

ANGLOGOLD LIMITED - NOTES TO THE GROUP FINANCIAL STATEMENTS (continued)
for the years ended 31 December
2002
2001 2000
11. TAXATION (continued)
Tax reconciliation
A reconciliation of the marginal South African tax rate compared with that charged in the income statement is set out in the following table:
%
%
%
Marginal tax rate
46
46 46
Disallowable expenditure
4
5 3
Goodwill amortised
2
2 2
Taxable non-mining income
(3)
(3) (2)
Amortisation and inventory change
7
12 18
Mining capital allowances
(11)
(10) (23)
Mining tax formula adjustment
2
(1) (3)
Dividends received
(5)
(7) (1)
Foreign income tax allowances
(14)
(7) (8)
Impairment
-
- 8
Other
4
(7) (11)
Effective tax rate
32
30 29
US cents per share
12. EARNINGS PER ORDINARY SHARE
Basic
150
114 78
The calculation of basic earnings per ordinary share is based on net profit of US$332m (2001: US$245m; 2000: US$166m) and 221,883,567 (2001: 214,278,892; 2000: 213,925,974) shares being the weighted average number of ordinary shares in issue during the financial year.
Headline
169
131 119
Headline earnings removes items of a capital nature from the calculation of earnings per share.
The calculation of headline earnings per ordinary share is based on headline earnings of US$376m (2001: US$281m; 2000: US$254m) and 221,883,567 (2001: 214,278,892; 2000: 213,925,974) shares being the weighted average number of ordinary shares in issue during the year.
Adjusted headline
166
133 119
This calculation is based on adjusted headline earnings of US$368m (2001: US$286m; 2000: US$254m) and 221,883,567 (2001: 214,278,892; 2000: 213,925,974) shares being the weighted average number of ordinary shares in issue during the financial year.
Diluted
149
114 76
The calculation of diluted earnings per ordinary share is based on net profit of US$332m (2001: US$245m; 2000: US$166m) and 222,899,926 (2001: 214,715,806; 2000: 217,159,574) shares being the diluted number of ordinary shares.

ANGLOGOLD LIMITED - NOTES TO THE GROUP FINANCIAL STATEMENTS (continued)
for the years ended 31 December
2002
2001 2000
Figures in million
US Dollars
12. EARNINGS PER ORDINARY SHARE (continued)
The net profit has been adjusted by the following to arrive at headline and adjusted headline earnings
Net profit
332
245 166
Amortisation of goodwill (notes 15, 16 and 30)
28
29 20
Deferred taxation on impairment of mining assets (note 11)
-
- (26)
Impairment of mining assets
-
1 93
Loss on disposal of mines
13
4 -
Current and deferred taxation on exceptional items - disposal of Free State operations (note 11)
3
- -
Other comprises the following:
Termination of retirement benefit plans
-
5 1
Debt written off
-
3 -
Reversal of impairment on investments
-
(6) -
Headline earnings
376
281 254
Unrealised (gain)/loss on non-hedge derivatives
(12)
10 -
Deferred tax on unrealised non-hedge derivatives (note 11)
4
(5) -
Adjusted headline earnings
368
286 254
The weighted average number of shares has been adjusted
by the following to arrive at the diluted number of ordinary shares:
Weighted average number of shares
221,883,567
214,278,892 213,925,974
Dilutive potential of share options
1,016,359
436,914 1,987,600
Debentures in issue
-
- 989,800
Share options - Acacia Employee Option Plan
-
- 256,200
Diluted number of ordinary shares
222,899,926
214,715,806 217,159,574
At a general meeting held on 5 December 2002, a share split was approved by way of a special resolution. AngloGold's ordinary shares of 50 cents each were sub-divided into ordinary shares of 25 cents each, with effect from the close of business on 24 December 2002. Throughout the annual financial statements presented herein, the number of shares and the calculation of earnings per ordinary shares have been changed to retroactively reflect this change in the number of shares.
13. DIVIDENDS
Ordinary shares No. 91 of 550 SA cents per ordinary share declared on 30 January 2002 and paid on 4 March 2002
(49 US cents per share)
109
86 192
No. 92 of 675 SA cents per ordinary share declared
on 30 July 2002 and paid on 30 August 2002
(64 US cents per share).
142
81 118
251
167 310
No. 93 of 675 SA cents per ordinary share was declared on 30 January 2003 and paid on 28 February 2003 (82 US cents per share).

ANGLOGOLD LIMITED - NOTES TO THE GROUP FINANCIAL STATEMENTS (continued)
for the years ended 31 December
Mineral
rights,
Mine
Mine
dumps
development
infra-
and ore
Figures in million
costs
structure
reserves
Land
Total
14. MINING ASSETS
US Dollars
Cost
Balance at beginning of year 1,863 1,185 250 14 3,312
Additions
- expand operations
108 60 8 - 176
- maintain operations 57 38 - - 95
Fair value adjustment (note 32) - - - - -
Acquisition and disposals of
subsidiaries and joint ventures (note 31)
(346) (28) 29 - (345)
Transfers and other movements 10 (4) (3) - 3
Interest capitalised (note 8) - - - - -
Translation 354 128 17 1 500
Balance at end of year 2,046 1,379 301 15 3,741
Accumulated amortisation
Balance at beginning of year 638 594 23 - 1,255
Amortisation charge for year
(notes 4, 9 and 30)
118 103 24 - 245
Acquisition and disposals of
subsidiaries and joint ventures (note 31)
(160) (67) (1) - (228)
Transfers and other movements 2 (10) (3) - (11)
Translation 117 80 3 - 200
Balance at end of year 715 700 46 - 1,461
Net book value at 31 December 2002
1,331
679
255
15
2,280
Net book value at 31 December 2001 1,225 591 227 14 2,057
Net book value at 31 December 2000 1,587 791 268 15 2,661
Included in the amounts above for mine infrastructure are assets held under finance leases with a net book value of US$25m (2001: US$14m; 2000: US$3m).
Mining assets with a carrying value of US$254m (2001: US$304m; 2000: US$244m) are encumbered by project finance (note 25).

ANGLOGOLD LIMITED - NOTES TO THE GROUP FINANCIAL STATEMENTS (continued)
for the years ended 31 December
2002
2001 2000
Figures in million
US Dollars
15. GOODWILL
Cost
Balance at beginning of year
479
475 276
Fair value adjustment (note 32)
-
30 100
Acquisition and disposals of subsidiaries and joint ventures (note 31)
-
- 143
Transfer
-
(9) -
Translation
15
(17) (44)
Balance at end of year
494
479 475
Accumulated amortisation
Balance at beginning of year
90
72 54
Amortisation (notes 12 and 30)
28
29 20
Transfer
-
(9) -
Translation
2
(2) (2)
Balance at end of year
120
90 72
Net book value
374
389 403
16. INVESTMENTS IN ASSOCIATES
The group has the following associated undertakings:
- A 53.03% (2001: 48.48%) interest in Rand Refinery Limited, which is involved in the refining of bullion and by-products which are sourced, inter alia, from South Africa and foreign gold producing mining companies. This investment is equity accounted as AngloGold only has significant influence and not control over the financial and operating policies of this company. The year end of Rand Refinery Limited is 30 September.
Equity accounting is based on the results for the 12 months ended 30 September 2002.
- A 25.0% (2001: 25.0%) interest in Oro Group (Proprietary) Limited which is involved in the manufacture and wholesale of jewellery. The year end of Oro Group (Proprietary) Limited is 31 March. Equity accounting is based on the results for the 12 months ended 30 September 2002.
Carrying value of associates consists of:
Unlisted shares at cost
10
6 1
Share of retained earnings brought forward
6
9 9
Profit after taxation (notes 6 and 30)
4
1 4
Acquisition
-
1 7
Dividends
(2)
(1) (2)
Translation
1
(3) 1
Carrying value
19
13 20
Directors' valuation of unlisted associates
19
13 20

ANGLOGOLD LIMITED - NOTES TO THE GROUP FINANCIAL STATEMENTS (continued)
for the years ended 31 December
2002
2001 2000
Figures in million
US Dollars
16. INVESTMENTS IN ASSOCIATES (continued)
The group's effective share of certain balance sheet items of its associates is as follows:
Non-current assets
10
7 11
Current assets
17
9 12
Total assets
27
16 23
Non-current liabilities
4
3 4
Current liabilities
8
4 5
Total equity and liabilities
12
7 9
Net assets
15
9 14
Reconciliation of the carrying value of investments in associates with net assets:
Net assets
15
9 14
Goodwill
4
4 6
Carrying value
19
13 20
17. OTHER INVESTMENTS
Listed investments
Balance at beginning of year
11
- -
Additions
152
14 -
Disposals
(158)
- -
Fair value adjustments
7
- -
Translation
1
(3) -
Balance at end of year
13
11 -
Market value of listed investments
13
11 -
Unlisted investments
Balance at beginning of year
6
7 7
Additions
-
- 1
Disposals
(1)
- (1)
Fair value adjustment
-
- -
Translation
(1)
(1) -
Balance at end of year
4
6 7
Directors' valuation of unlisted investments
4
6 7
Investment properties
Balance at beginning of year
6
- -
Impairment reversal per income statement
-
6 -
Balance at end of year
6
6 -
Directors' valuation of investment properties
6
6 -
Total other investments
23
23 7
Total valuation (note 35)
23
23 7

ANGLOGOLD LIMITED - NOTES TO THE GROUP FINANCIAL STATEMENTS (continued)
for the years ended 31 December
2002
2001 2000
Figures in million
US Dollars
18. INTEREST IN JOINT VENTURES
The group's effective share of income, expenses, assets, liabilities and cash flows of joint ventures , which are included in the consolidated financial statements, are as follows:
Income statement
Gold income
312
273 133
Cost of sales
(205)
(166) (80)
Operating profit
107
107 53
Other net expense
-
(5) (1)
Investment income
1
2 3
Finance costs
(9)
(20) (16)
Profit on ordinary activities before taxation
99
84 39
Balance sheet
Non-current assets
505
530 573
Current assets
140
140 110
Total assets
645
670 683
Shareholders' equity
460
479 425
Minority interests
-
4 3
Non-current liabilities Interest-bearing borrowings
87
107 172
Provisions
7
6 2
Current liabilities Interest-bearing borrowings
20
40 47
Other
71
34 34
Total equity and liabilities
645
670 683
Cash flow statement
Cash flows from operating activities
150
(261) 172
Cash flows from investing activities
(17)
(39) (150)
Cash flows from financing activities
(120)
314 (33)
Net increase/(decrease) in cash and cash equivalents
13
14 (11)
19. ANGLOGOLD ENVIRONMENTAL REHABILITATION TRUST
Balance at beginning of year
38
47 45
Contributions
3
10 9
Additional contribution - Free State disposal
19
- -
Growth in AngloGold Environmental Rehabilitation Trust (notes 6 and 30)
3
5 4
Funds transferred in respect of Free State disposal (note 31)
(23)
- -
Additional funds transferred to Free State Environmental Trust Fund
(19)
- -
Expenditure incurred
-
(3) -
Translation
11
(21) (11)
Balance at end of year
32
38 47

ANGLOGOLD LIMITED - NOTES TO THE GROUP FINANCIAL STATEMENTS (continued)
for the years ended 31 December
2002
2001 2000
Figures in million
US Dollars
20. LONG-TERM LOANS
Unsecured:
Loans to joint venture partners
13
22 45
Deferred purchase consideration in respect of the sale of the Free State assets
38
- -
Loan to AngloGold Limited Employees' Share and Debenture Trust
-
- 16
Other
4
4 10
55
26 71
Less: Current portion of long-term loans included in current assets
-
9 21
Total long-term loans (note 35)
55
17 50
21. TRADE AND OTHER RECEIVABLES
Trade debtors
48
45 97
Pre-payments and accrued income
56
49 16
Value-added taxation
26
22 15
Receivable in respect of the sale of the Free State assets
80
- -
Other debtors
45
40 101
(Note 35)
255
156 229
22. INVENTORIES
At cost:
Gold in process
115
77 75
Gold on hand
3
3 7
Ore stockpiles
26
19 25
By-products
13
14 24
Total metal inventories
157
113 131
Consumable stores at average cost
59
50 61
216
163 192
23. CASH AND CASH EQUIVALENTS
Cash and deposits on call
338
191 168
Money market instruments
75
- 27
(Note 35)
413
191 195

ANGLOGOLD LIMITED - NOTES TO THE GROUP FINANCIAL STATEMENTS (continued)
for the years ended 31 December
2002
2001 2000
Figures in million
US Dollars
24. SHARE CAPITAL AND PREMIUM
Share capital
Authorised
400,000,000 ordinary shares of 25 SA cents each
12
8 13
(2001: 200,000,000 ordinary shares of 50 SA cents each. After sub-division 400,000,000 ordinary shares of 25 SA cents each) 2,000,000 A redeemable preference shares of 50 SA cents each
-
- -
5,000,000 B redeemable preference shares of 1 SA cent each
-
- -
12
8 13
Issued
222,622,022 ordinary shares of 25 SA cents each (2001: 107,634,058 ordinary shares of 50 SA cents each. After sub-division 215,268,116 shares of 25 SA cents each)
7
4 7
2,000,000 A redeemable preference shares of 50 SA cents each
-
- -
778,896 B redeemable preference shares of 1 SA cent each
-
- -
7
4 7
Less: A redeemable preference shares held within the group
-
- -
7
4 7
Share premium
Total share premium
1,166
730 1,096
Less: Held within the group
(53)
(53) (53)
1,113
677 1,043
Share capital and premium
1,120
681 1,050
At a general meeting held on 5 December 2002, a share split was approved by way of a special resolution.
AngloGold's ordinary shares of ZAR0.50 each were sub-divided into ordinary shares of ZAR0.25 each, with effect from the close of business on 24 December 2002.

ANGLOGOLD LIMITED - NOTES TO THE GROUP FINANCIAL STATEMENTS (continued)
for the years ended 31 December
2002
2001 2000
Figures in million
US Dollars
25. BORROWINGS
Unsecured
Syndicated loan facility ($600m)
470
- -
Interest charged at libor plus 0.7% per annum. Loan is repayable in February 2005 and is US dollar-based.
Syndicated loan facility ($400m)
264
216 -
Interest charged at libor plus 0.75% per annum. Loan is repayable in May 2004 and is US dollar-based.
Banco Europeu para a America Latina-Brussels
10
- -
Interest charged at libor plus 1.75% per annum. Loan is repayable in monthly instalments commencing March 2004 and terminating in September 2004 and is US dollar-based.
Syndicated loan facility
9
- -
Interest charged at Bank Bill Swop Reference Rate plus 0.35% per annum. Loan is repayable by September 2003 and is Australian dollar-based.
Santander Bank
8
8 -
Interest charged at libor plus 1.5% per annum. Loan is repayable in June and July 2003 and is US dollar-based.
Itau Bank
6
6 -
Interest charged at libor plus 1.5% per annum. Loan is repayable by September 2003 and is US dollar-based.
HSBC Bamerindus
5
5 5
Interest charged at libor plus 1.3% per annum. Loan is repayable in May 2003 and is US dollar-based.
RMB International (Dublin) Limited
2
6 -
Interest charged at libor plus 0.82% per annum. Loan is of a short-term nature and no dates of repayment are fixed and is US dollar-based.
Government of Mali
2
3 3
Interest charged at libor plus 2% per annum. Loans are repayable in half-yearly instalments terminating in March 2006 and are US dollar-based.
Syndicated loan facility
-
355 361
Credit Agricole
-
121 120
Loans from Anmercosa Finance Limited
-
37 65
Syndicated loan facility
-
20 22
Citibank NA
-
11 11
Bank Boston
-
10 10
Deutsche Bank
-
5 -
Dresdner Bank Luxembourg SA
-
3 113
Banco do Brasil
-
2 2
Economic Development Corporation Limited
-
1 1
Dresdner Bank Gold Loan
-
- 150
J.P. Morgan Gold Loan
-
- 8
Unibanco
-
- 8
Local money market short-term borrowings
-
17 69
Total unsecured borrowings
776
826 948

ANGLOGOLD LIMITED - NOTES TO THE GROUP FINANCIAL STATEMENTS (continued)
for the years ended 31 December
2002
2001 2000
Figures in million
US Dollars
25. BORROWINGS (continued)
Secured
Geita Syndicated Project finance
51
62 67
Interest charged at libor plus 1.7% per annum. Loan is repayable half-yearly until 2007 and is US dollar-based.
Cerro Vanguardia Syndicated Project finance
54
48 63
Interest charged at libor plus 1.75% per annum. Loan is repayable in half-yearly instalments terminating in December 2004 and is US dollar-based.
Morila Syndicated Project finance
15
26 34
Interest charged at libor plus 2% per annum. Loan is repayable in half-yearly instalments terminating in December 2005 and is US dollar-based.
Senstar Capital Corporation
18
7 4
Interest charged at an average rate of 7.01% per annum. Loans are repayable in monthly instalments terminating in November 2009 and are US dollar-based.
Rolls Royce
8
8 6
Interest is index linked. Loan is repayable in monthly instalments terminating in December 2010 and is US dollar-based.
Investec
3
4 -
Interest charged at 6.5% per annum. Loan is repayable in half-yearly instalments terminating in June 2006 and is US dollar-based.
Kudu Finance Company
1
- -
Interest charged at libor plus 2% per annum. Loan is repayable in monthly instalments terminating in December 2010 and is US dollar-based.
Mineral Laboratories of Australia (Pty) Limited
-
- -
Interest charged at libor plus 2% per annum. Loan is repayable in monthly instalments terminating in August 2003 and is US dollar-based.
Sadiola Project Finance
-
6 18
Total borrowings (note 35)
926
987 1,140
Less: Current portion of borrowings included in current liabilities
84
637 430
Total long-term borrowings
842
350 710
Amounts falling due
Within one year
84
637 430
Between one and two years
325
53 605
Between two and five years
508
283 81
After five years
9
14 24
(Note 35)
926
987 1,140
Currency
Currencies in which the borrowings are denominated are as follows: Australian dollars
9
25 22
South African rands
-
17 69
United States dollars
917
945 1,049
926
987 1,140

ANGLOGOLD LIMITED - NOTES TO THE GROUP FINANCIAL STATEMENTS (continued)
for the years ended 31 December
2002
2001 2000
Figures in million
US Dollars
25. BORROWINGS (continued)
Undrawn Facilities
Undrawn borrowing facilities as at 31 December 2002 are as follows: Syndicated loan ($400m) - US dollar
138
185 -
Syndicated loan ($600m) - US dollar
135
- -
Australia and New Zealand Banking Group Limited - Australian dollar
20
- -
Syndicated loan - Australian dollar
-
51 75
Deutsche Bank - Australian dollar
-
148 -
Dresdner Bank Luxembourg SA
-
- 130
293
384 205
Morila and Geita Project Finance
Secured by a fixed and floating charge over the project assets (note 14), the hedging contracts and a pledge over the shares in the project company.
Cerro Vanguardia Project Finance
Secured by a fixed and floating charge over the project assets (note 14), the major project contracts and a pledge over the shares in the project company.
Investec
Loan is guaranteed by AngloGold Limited.
The equipment financed by the other secured loans is used as security for those loans.

ANGLOGOLD LIMITED - NOTES TO THE GROUP FINANCIAL STATEMENTS (continued)
for the years ended 31 December
2002
2001 2000
Figures in million
US Dollars
26. PROVISIONS
Post-retirement medical funding Balance at beginning of year
62
102 123
Acquisitions and disposals of subsidiaries and joint ventures (note 31)
(3)
(4) -
Charge to income statement
5
5 -
Less: Utilised during the year
(5)
(5) -
Translation
23
(36) (21)
Balance at end of year
82
62 102
The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants. The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. The assumptions used in calculating the defined benefit post-retirement medical obligation is as follows:
%
%
%
Discount rate
11.5
11.0 13.5
Expected increase in healthcare costs
9.2
10.0 10.5
Short-term rates ranged from 6.5% to 9.2% and long-term after three years at 5%. The normal retirement age is 60 years (2000: 63 years) and fully eligible age is 55 years. The last valuation was performed as at 31 December 2002.
Environmental rehabilitation obligations
Provision for decommissioning
Balance at beginning of year
44
53 62
Acquisitions and disposals of subsidiaries and joint ventures (note 31)
(10)
(4) -
Change in estimates
1
10 -
Unwinding of decommissioning obligation (notes 7 and 30)
4
3 -
Prior year adjustment - - 1
Translation
8
(18) (10)
Balance at end of year
47
44 53
Provision for restoration:
Balance at beginning of year
90
112 132
Acquisitions and disposals of subsidiaries and joint ventures (note 31)
(16)
(2) 1
Charge to income statement
15
11 -
Change in estimates
1
- -
Less: Utilised during the year
(4)
(19) -
Translation
7
(12) (21)
Balance at end of year
93
90 112
Other provisions
Balance at beginning of year
19
16 17
Charge to income statement
1
5 -
Less: Utilised during the year
(8)
(2) -
Translation
-
- (1)
Balance at end of year
12
19 16
Total provisions
234
215 283
Other provisions include civil claims and medical costs arising from former employees and retirement benefit provisions referred to in note 29.

ANGLOGOLD LIMITED - NOTES TO THE GROUP FINANCIAL STATEMENTS (continued)
for the years ended 31 December
2002
2001 2000
Figures in million
US Dollars
27. DEFERRED TAXATION
Deferred taxation relating to temporary differences is made up as follows:
Deferred taxation liabilities:
Mining assets
509
406 610
Inventories
13
11 17
Other
8
- 8
530
417 635
Deferred taxation assets:
Provisions
68
50 82
Derivatives
59
81 -
Other
1
- -
128
131 82
Net deferred taxation
402
286 553
The movement on the deferred tax balance is as follows:
Balance at beginning of year
286
553 711
Fair value adjustment (note 32)
-
34 (28)
Income statement charge (note 11)
(12)
8 (5)
Taxation of other comprehensive income
40
(102) -
Effect of adoption of IAS 39 - 25 -
Acquisitions and disposals of subsidiaries and joint ventures (note 31)
(4)
(63) -
Translation
92
(169) (125)
Balance at end of year
402
286 553
28. TRADE AND OTHER PAYABLES
Trade creditors
81
97 165
Accruals
78
45 69
Other creditors
91
64 81
(Note 35)
250
206 315

ANGLOGOLD LIMITED - NOTES TO THE GROUP FINANCIAL STATEMENTS (continued)
for the years ended 31 December
2002
2001 2000
Figures in million
US Dollars
29. RETIREMENT BENEFITS
South Africa region
The group has made provision for pension and provident schemes covering substantially all employees. Eligible employees are members of either AngloGold's defined benefit fund or one of the industry-based defined contribution funds.
There is one defined benefit scheme and three defined contribution schemes. The assets of these schemes are held in administered trust funds separated from the group's assets. Scheme assets primarily consist of listed shares, property trust units and fixed income securities.
Defined benefit pension fund
Fair value of fund assets
93
70 91
Present value of fund obligation
100
70 88
Plan (liability)/asset
(7)
- 3
Unrecognised actuarial loss/(gain)
7
- (3)
Amount recognised in balance sheet - - -
Market value of plan assets
93
70 91
The assumptions used in calculating the above defined benefit pension plan obligation are as follows:
%
%
%
Discount rate
11.5
10.5 12.0
Pension increase
6.1
6.5 8.0
Rate of compensation increase
7.8
7.5 9.0
Expected return on plan assets
11.5
10.5 12.0
A statutory valuation of the defined benefit pension fund was performed as at 31 December 2002, and the Pension Fund was certified by the reporting actuaries as being in a sound financial position, subject to the deficit being funded through increased contributions as advised by the actuaries. In arriving at their conclusions, the actuaries took into account reasonable long-term estimates of inflation, increases in wages, salaries and pension as well as returns on investments. Calculations for the Pension Fund's financial position are carried out in years when a statutory valuation is not performed.
Contributions to the various defined contribution retirement schemes are fully expensed during the year in which they are funded and the cost of providing retirement benefits for the year amounted to US$17m (2001: US$31m; 2000: US$45m).
All funds are governed by the Pension Funds Act of 1956, as amended.
East and West Africa region
Namibia (Navachab)
Navachab employees are members of a defined contribution provident fund. The fund is administered by the Old Mutual insurance company. Both the company and the employees make contributions to this fund. AngloGold seconded employees at Navachab remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold.

ANGLOGOLD LIMITED - NOTES TO THE GROUP FINANCIAL STATEMENTS (continued) for the years ended 31 December
Mali (Sadiola, Yatela and Morila)
The Malian operations do not have retirement schemes for employees. All employees (local and expatriate) contribute towards the Government social security fund, and the company also makes a contribution towards this fund. On retirement, Malian employees are entitled to a retirement benefit from the Malian Government. Expatriate employees are reimbursed only their contributions to the social security fund. AngloGold seconded employees in Mali remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold.
Tanzania (Geita)
Geita does not have a retirement scheme for employees. Tanzanian nationals contribute towards the Government social security fund, and the company also makes a contribution towards this fund. On retirement, employees are entitled to a retirement benefit from the Tanzanian Government. The company makes no contribution towards any retirement schemes for contracted expatriate employees. AngloGold seconded employees in Tanzania remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold.
Australia region
The region contributes to the Australian Retirement Fund for the provision of benefits to employees and their dependants on retirement, disability, death, resignation or retrenchment. The fund is a multi-industry national fund with defined contribution arrangements. Contribution rates by the operation on behalf of employees varies, with minimum contributions meeting compliance requirements under the Superannuation Guarantee legislation. Members also have the option of contributing to approved personal superannuation funds. The contributions by the operation are legally enforceable to the extent required by the Superannuation Guarantee legislation and relevant employment agreements.
North America region
The AngloGold North America Inc. Retirement Plan and the AngloGold North America Inc. Retiree Medical Plan were incorporated during 1999 with the purchase of the Minorco assets.
Retirement Plan - Substantially all AngloGold North America employees at 31 December 1999 were covered by the AngloGold North America Inc. Retirement Plan (the "Plan"), a non-contributory defined benefit plan. With effect from 31 December 1999, the benefits of the Plan participants were frozen and the Plan was terminated during 2000. Curtailment accounting was applied to the Plan at 31 December 1999 and the liability was extinguished at 31 December 2000 with the termination of the Plan and related distribution of Plan assets to participants. At 31 December 2001, all the Plan assets had been distributed and the Plan has filed its final termination forms with the Federal Government in 2002.
Post-retirement benefits - AngloGold North America provides health care and life insurance benefits for certain retired employees under the AngloGold North America Retiree Medical Plan (the "Retiree Medical Plan"). This Plan is not funded. With effect 31 December 1999, no additional employees were eligible to receive post- retirement benefits under the Retiree Medical Plan. Curtailment accounting was applied at 31 December 1999.
The Retiree Medical Plan was last evaluated by independent actuaries in December 2002 who took into account reasonable long-term estimates of increases in health care costs and mortality rates in determining the obligations of AngloGold North America under the Retiree Medical Plan. The evaluation of the Retiree Medical Plan reflected liabilities of US$2m (2001: US$2m; 2000: US$nil). The Retiree Medical Plan is an unfunded plan. The Retiree Medical Plan is evaluated on an annual basis using the projected benefit method.
The cost of providing benefits under the Retirement Plan and the Retiree Medical Plan was insignificant in 2002, 2001 and 2000.
Defined Contribution Plan - AngloGold North America sponsors a 401(k) savings plan whereby employees may contribute up to 17 per cent of their salary, of which up to 5 per cent is matched at a rate of 150 per cent by AngloGold North America. AngloGold North America's contributions were US$2m (2001: US$2m; 2000: US$2m) during the year.

ANGLOGOLD LIMITED - NOTES TO THE GROUP FINANCIAL STATEMENTS (continued)
for the years ended 31 December
Supplemental Employee Retirement Plan - Certain former employees of Minorco (USA) Inc. were covered under the Minorco (USA) Inc. Supplemental Employee Retirement Plan (the "SERP"), a non-contributory defined benefit plan. The SERP was last evaluated by independent actuaries in 2002 who took into account reasonable long-term estimates of inflation, and mortality rates in determining the obligations of AngloGold North America under the SERP. This evaluation of the SERP reflected Plan liabilities of US$1m (2001: US$1m; 2000: US$1m). The SERP is an unfunded plan. The SERP is evaluated on an annual basis using the projected benefit method. The cost of providing benefits under the SERP for the year was nominal.
South America region
The AngloGold South America region operates a number of defined contribution arrangements for their employees. These arrangements are funded by the operations (basic plan) and operations/employees (optional supplementary plan) and are embodied in a pension plan entity, Fundambras Sociedade de Previdencia Privada, which is responsible for administering the funds and making arrangements to pay the benefits. On conversion of the defined benefit fund to the defined contribution fund on 30 November 1998, an actuarial liability of US$6m was calculated. This liability is annually revised by the Mercer, the plans actuary, and provided for under other provisions which as at 31 December 2002 amounted to US$3m.
In December 2001, contributions started to be made to a new PGBL fund, a defined contribution plan similar to the American 401 (k) type of plan, administered by Bradesco Previdencia e Seguros. The transfer of funds from Fundambras to the PGBL requires approval from governmental SPC agency (still in process) and is conditional to the full funding of the actuarial liability.
2002
2001 2000
Figures in million
US dollars
30. CASH GENERATED FROM OPERATIONS
Profit on ordinary activities before taxation
512
364 251
Adjusted for:
Non-cash movements
(19)
31 1
Amortisation of mining assets (notes 4, 9 and 14)
245
220 217
Interest receivable (note 6)
(36)
(20) (37)
Profit from associates after taxation (notes 6 and 16)
(4)
(1) (4)
Growth in AngloGold Environmental Rehabilitation Trust (notes 6 and 19)
(3)
(5) (4)
Loss/(Profit) on disposal of assets (note 7)
3
2 (7)
Unwinding of decommissioning obligation (notes 7 and 26)
4
3 -
Other provisions
1
- -
Finance costs (note 8)
44
72 69
Movement on non-hedge derivatives
(16)
(12) -
Amortisation of goodwill (notes 12, 15)
28
29 20
Debt written off
-
3 -
Impairment of mining assets
-
1 93
Reversal of impairments on investments
-
(6) -
Loss on disposal of mines
8
4 -
Termination of retirement benefit plans
-
5 1
Movements in working capital
(9)
(17) 3
758
673 603
Movements in working capital: (Increase)/Decrease in trade and other receivables
(5)
65 4
(Increase)/Decrease in inventories
(54)
22 4
Increase/(Decrease) in trade and other payables
50
(104) (5)
(9)
(17) 3

ANGLOGOLD LIMITED - NOTES TO THE GROUP FINANCIAL STATEMENTS (continued)
for the years ended 31 December
2002
2001 2000
Figures in million
US dollars
31. ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES AND
JOINT VENTURES
Acquisitions and disposals can be summarised as follows:
Mining assets (note 14)
117
156 (311)
Environmental Trust Fund (note 19)
23
- -
Trade and other receivables
11
- (5)
Inventories
-
7 (6)
Cash and cash equivalents
(8)
- (3)
Minority interests
4
- -
Borrowings
38
- 101
Provisions (note 26)
(29)
(10) 1
Deferred taxation (note 27)
(4)
(63) -
Trade and other payables
(15)
(5) 18
Carrying value
137
85 (205)
Goodwill
-
- (143)
Loss on disposal of mines
(13)
(4) -
Net sale/(purchase) consideration
124
81 (348)
Recoupments taxation (note 11)
(63)
28 -
Deferred sale consideration
(26)
- -
Cash and cash equivalents
8
- 3
Net cash flow on disposals/(acquisition)
43
109 (345)
Net cash flow on disposals/(acquisition)
can be summarised as follows:
43
109 (345)
Purchase of additional interest in Cerro Vanguardia
(97)
- -
Sales consideration of Free State assets and Stone & Allied
140
- -
Sale of Elandsrand, Deelkraal and Vaal River shaft No 2
-
109 -
Acquisition of Morila and Geita
-
- (345)
Cerro
Morila and
Vanguardia
Geita
Acquisition comprises the following:
Mining assets (note 14) 128 311
Trade and other receivables 15 5
Inventories 7 6
Cash and cash equivalents 8 3
Minority interests (4) -
Borrowings (38) (101)
Provisions (note 26) (3) (1)
Deferred taxation (note 27) 4 -
Trade and other payables (12) (18)
Carrying value 105 205
Goodwill - 143
Purchase consideration 105 348
Cash and cash equivalents (8) (3)
Net cash flow on acquisition 97 345

ANGLOGOLD LIMITED - NOTES TO THE GROUP FINANCIAL STATEMENTS (continued)
for the years ended 31 December
Free State
Elandsrand,
and
Deelkraal and
Stone &
Vaal River
Allied
shaft no 2
31. ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES AND
JOINT VENTURES (continued)
Disposals comprise the following:
Mining assets (note 14) 245 156
Environmental Trust Fund (note 19) 23 -
Trade and other receivables 26 -
Inventories 7 7
Provisions (note 26) (32) (10)
Deferred taxation (note 27) - (63)
Trade and other payables (27) (5)
Carrying value 242 85
Loss on disposal of mines (13) (4)
Sale consideration 229 81
Recoupments taxation (note 11) (63) 28
Deferred sale consideration (26) -
Net cash flow on disposals 140 109
During July 2002, an agreement was concluded with Perez Companc International to acquire its entire 46.25 per cent equity interest in Cerro Vanguardia SA, including a loan for a consideration of US$105m.
The Free State assets were disposed to a joint venture between Harmony Gold Mining Company Limited and African Rainbow Minerals Gold Limited with effect 1 January 2002 for a net consideration of US$229m including tax payable by AngloGold and net of contractual obligations pursuant to the sale.
Stone & Allied Industries (O.F.S.) Limited was sold on 1 October 2002 to a group of black entrepreneurs for a consideration of US$0.5m.
32. SUBSEQUENT CHANGES IN VALUE OF IDENTIFIABLE ASSETS AND LIABILITIES
During 2001, there was a subsequent change to the fair value of assets acquired in Geita Gold Mining Limited (Geita) and Societe des Mines de Morila S.A (Morila) as at 15 December and 3 July 2000, respectively. Subsequent to acquisition, additional evidence and audited financial statements were available to assist with the estimation of amounts assigned to the assets of Geita and Morila which resulted in fair value adjustments.
The fair value adjustments in 2000 relate to Acacia Resources Limited which was acquired during 1999.
2002
2001 2000
Figures in million
US Dollars
Mining assets
-
(2) (134)
Goodwill (note 15)
-
30 100
Trade and other receivables
-
- 6
Deferred taxation (note 27)
-
(34) 28
Trade and other payables
-
6 -
-
- -

ANGLOGOLD LIMITED - NOTES TO THE GROUP FINANCIAL STATEMENTS (continued)
for the years ended 31 December
33. RELATED PARTIES
Related party transactions are concluded on an arm's length basis. Details of material transactions with those related parties not dealt with elsewhere in the financial statements are summarised below:
2002
2001
2000
Purchases
Amounts
Purchases
Amounts
Purchases
Amounts
from
owed to
from
owed to
from
owed to
related
related
related
related
related
related
parties
parties
parties
parties
parties
parties
US Dollars (m)
With fellow subsidiaries of the Anglo American plc group
Boart Longyear Limited - mining services
9
-
11
1
7
1
Mondi Limited - timber
18
1
15
1
20
-
Scaw Metals - a Division of Anglo Operations Limited - steel and engineering
11
1
13
1
11
-
Shaft Sinkers (Pty) Limited - mining services
-
-
12
1
12
-
With associates
Rand Refinery Limited - gold refinery
2
-
3
-
4
-
2002
2001 2000
Figures in million
US Dollars
34. COMMITMENTS AND CONTINGENCIES
Acquisition of mining assets
Contracted for
107
85 59
Not contracted for
377
502 656
Authorised by the directors
484
587 715
Allocated for:
Expansion of operations
- within one year
166
210 55
- thereafter
176
222 546
342
432 601
Maintenance of operations
- within one year
133
93 4
- thereafter
9
62 110
142
155 114
This expenditure will be financed from existing cash resources and future borrowings.
The group has also given collateral to certain bankers for satisfactory contract performance in relation to exploration and development tenements and mining operations in Australia amounting to US$17m (2001: US$7m; 2000: US$8m).
AngloGold has signed surety in favour of the bankers on the Yatela loan for US$8m (2001: US$11m).
AngloGold North America has US$59m of reclamation bonds with various federal and governmental agencies, to cover potential environmental obligations. These obligations are guaranteed by AngloGold Limited (2001: US$68m; 2000: US$58m).
AngloGold has provided a letter of credit for Geita Gold Mining Ltd for US$19m (2001: Nil, 2000: US$8m).
Various equipment tax claim guarantees in South America in the amount of US$7m.

ANGLOGOLD LIMITED - NOTES TO THE GROUP FINANCIAL STATEMENTS (continued)
for the years ended 31 December
35. RISK MANAGEMENT ACTIVITIES
In the normal course of its operations, the group is exposed to gold price, currency, interest rate, liquidity and credit risks. In order to manage these risks, the group may enter into transactions which make use of both on- and off-balance sheet derivatives. The group does not acquire, hold or issue derivatives for trading purposes. The group has developed a comprehensive risk management process to facilitate, control and to monitor these risks. The board has approved this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures.
Controlling risk in the group
The Executive Committee and the Treasury Committee are responsible for risk management activities within the group. The Treasury Committee, chaired by an independent chairman of the AngloGold Audit Committee, comprising executive members and treasury executives, reviews and recommends to the Executive Committee all treasury counterparts, limits, instruments and hedge strategies. The treasurer is responsible for managing investment, gold price, currency and liquidity risk. Within the treasury function, there is an independent risk function, which monitors adherence to treasury risk management policy, counterpart and dealer limits and provides regular and detailed management reports.
Gold price and currency risk
Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The gold market is predominately priced in US Dollars which exposes the group to the risk that fluctuations in the SA rand/US dollar, Brazilian real/US dollar and Australian dollar/US dollar exchange rates may also have an adverse effect on current or future earnings.
A number of products, including derivatives are used to manage well-defined gold price and foreign exchange risks, that arise out of the group's core business activities. Forward-sales contracts and call and put options are used by the group to protect itself from downward fluctuations in the gold price. These instruments may establish a minimum price for a portion of future production while maintaining the ability to benefit from increases in the gold price for the majority of future gold production.
Net delta open hedge position as at 31 December 2002
The group had the following net forward-pricing commitments outstanding against future production.
Table A: Summary: All open contracts in the group's gold hedge position as at 31 December 2002.
Year 2003
2004
2005
2006
2007
2008-2012
Total
US Dollar/Gold
Forward contracts
Amount (kg)
15,289
18,056
25,049
19,862
18,974
25,878
123,108
US$/oz
US$307
US$313
US$325
US$333
US$337
US$355
US$331
Put options purchased
Amount (kg)
5,808
796
757
563
728
8,652
US$/oz
US$352
US$291
US$291
US$291
US$292
US$332
*Delta (kg)
2,353
119
129
99
126
2,826
Put options sold
Amount (kg)
12,752
7,465
20,217
US$/oz
US$307
US$317
US$311
*Delta (kg)
1,837
2,034
3,871
Call options purchased
Amount (kg)
4,555
572
5,127
US$/oz
US$351
US$360
US$352
*Delta (kg)
2,339
277
2,616
Call options sold
Amount (kg)
18,830
5,829
16,360
14,681
14,308
54,245
124,253
US$/oz
US$332
US$330
US$322
US$329
US$336
US$363
US$344
*Delta (kg)
13,150
3,835
11,415
9,983
9,656
35,963
84,002

ANGLOGOLD LIMITED - NOTES TO THE GROUP FINANCIAL STATEMENTS (continued)
for the years ended 31 December
35. RISK MANAGEMENT ACTIVITIES (continued)
Year 2003
2004
2005
2006
2007
2008-2012
Total
Rand/Gold
Forward contracts
Amount (kg)
15,936
12,476
9,855
6,335
4,541
3,732
52,875
R/kg
R82,931
R98,532
R119,730
R108,426
R114,915
R119,580
R101,860
Put options purchased
Amount (kg)
1,875
1,875
1,875
1,875
7,500
R/kg
R93,602
R93,602
R93,602
R93,602
R93,602
*Delta (kg)
399
322
258
209
1,188
Call options sold
Amount (kg)
6,553
4,688
4,687
4,688
2,986
11,944
35,546
R/kg
R100,140
R115,284
R131,944
R132,647
R173,119
R209,288
R153,424
*Delta (kg)
3,798
2,340
2,259
2,620
1,076
4,900
16,993
A Dollar/Gold
Forward contracts
Amount (kg)
16,392
5,443
6,221
9,331
8,398
13,343
59,128
A$/oz
A$544
A$548
A$652
A$644
A$590
A$603
A$591
Call options purchased
Amount (kg)
3,888
3,110
6,221
3,732
11,197
28,148
A$/oz
A$701
A$724
A$673
A$668
A$702
A$693
*Delta (kg)
1,251
1,368
3,776
2,400
7,469
16,264
Call options sold
Amount (kg)
4,821
4,821
A$/oz
A$662
A$662
*Delta (kg)
2,354
2,354
Total net gold
Delta (kg)
64,243
40,279
53,818
44,663
40,371
76,348
319,722
Delta (oz)
2,065,462
1,295,012
1,730,288
1,435,961
1,297,969
2,454,640
10,279,332
Rand/US Dollar (000)
Call options sold
Amount (US$)
10,000
10,000
ZAR per US$
R9.12
R9.12
*Delta (US$)
1,550
1,550
A Dollar (000)
Forward contracts Amount (US$)
29,428
29,275
10,847
69,550
US$ Per A$
US$0.59
US$0.59
US$0.51
A$0.58
*The delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black and Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2002.
The mix of hedging instruments, the volume of production hedged and the tenor of the hedging book is continually reviewed in the light of changes in operational forecasts, market conditions and the group's hedging policy.
Forward sales contracts require the future delivery of gold at a specified price.
A put option gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a pre-determined date.

ANGLOGOLD LIMITED - NOTES TO THE GROUP FINANCIAL STATEMENTS (continued)
for the years ended 31 December
35. RISK MANAGEMENT ACTIVITIES (continued)
A call option gives the call buyer the right, but not the obligation, to buy gold from the call seller at a predetermined price on a predetermined date.
The marked-to-market value of all hedge transactions making up the hedge position was a negative US$446.6m (negative R3.81bn) as at 31 December 2002. These values were based on a gold price of US$345.50/oz, exchange rates of R/US$8.53 and A$/US$0.56 and the prevailing market interest rates and volatilities at the time.
Interest rate and liquidity risk
Fluctuations in interest rates impact on the value of short-term cash investments and financing activities, giving rise to interest rate risk.
In the ordinary course of business, the group receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market related returns while minimising risks. The group is able to actively source financing at competitive rates.
The group has sufficient undrawn borrowing facilities available to fund any working capital requirements.
Investment maturity profile
Fixed rate
Floating rate
investment
Effective
investment
Effective
amount
rate
amount
rate
Maturity date
Currency
million
%
million
%
Less than one year US$ 80 1.4 119 0.3
ZAR 534 12.0 1,067 11.7
A$ 15 4.0
N$ 51 12.0 35 10.5
FCFA 3,706 3.0
Borrowing maturity profile (note 25)
Between one
Between two
Within one year
and two years
and five years
After five years
Borrowings
Effective Borrowings
Effective Borrowings
Effective Borrowings
Effective
amount
rate
amount
rate
amount
rate
amount
rate
Currency
million
%
million
%
million
%
million
%
US$
75
3.4
325
2.5
508
2.6
9
5.4
A$
15
5.3
Interest rate risk
Fixed for less
Fixed for between one
Fixed for greater
than one year
and three years
than three years
Total
Borrowings
Effective Borrowings
Effective Borrowings
Effective borrowings
amount
rate
amount
rate
amount
rate
amount
Currency
million
%
million
%
million
%
million
US$
893
2.6
6
5.9
18
6.3
917
A$
15
5.3
15
Credit risk
Credit risk arises from the risk that a counterpart may default or not meet its obligations timely. The group minimises credit risk by ensuring that credit risk is spread over a number of counterparts. These counterparts are financial and banking institutions of the highest quality. Where possible, management tries to ensure that netting agreements are in place.
Trade debtors comprise a small group of international companies. No provision for doubtful debts was made as the principal debtors continue to be in a sound financial position.
The group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparts. The group believes that no concentration of credit exists.

ANGLOGOLD LIMITED - NOTES TO THE GROUP FINANCIAL STATEMENTS (continued)
for the years ended 31 December
Fair value of financial instruments
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the group's financial instruments as at 31 December are as follows:
Type of instrument
2002
2001
Carrying
Carrying
Figures in million US Dollars
amount
Fair value
amount Fair Value
Investments (note 17)
23
23
23 23
Long-term loans (note 20)
55
55
26 26
Trade and other receivables (note 21)
255
255
156 156
Cash and cash equivalents (note 23)
413
413
191 191
Borrowings (note 25)
926
926
987 987
Trade and other payables (note 28)
250
250
206 206
Derivatives comprise the following
(241)
(447)
(167) (238)
Forward sale commodity contracts
(151)
(194)
(131) (124)
Option contracts
(73)
(236)
9 (66)
Foreign exchange contracts
(17)
(17)
(26) (26)
Foreign exchange option contracts
-
-
(19) (22)
Derivative maturity profile
The fair value amounts include off balance sheet designated hedges.
2002
Figures in million US Dollars
Total
Assets
Liabilities
Total
(241)
297
(538)
Less: Amounts to mature within 12 months of
balance sheet date
69
(233)
302
Amounts to mature thereafter
(172)
64
(236)
2001
Total Assets Liabilities
Total (167) 243 (410)
Less: Amounts to mature within 12 months of
balance sheet date 122 (128) 250
Amounts to mature thereafter (45) 115 (160)
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Investments, long-term loans, trade and other receivables, cash and cash equivalents and trade and other payables.
The carrying amounts approximate fair value because of the short-term duration of these instruments.
Borrowings
The existing debt re-prices on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.
Derivatives
The fair values of derivatives are estimated based on the ruling market prices, volatilities and interest rates at 31 December 2002.

ANGLOGOLD LIMITED - NOTES TO THE GROUP FINANCIAL STATEMENTS (continued)
for the years ended 31 December
36. EVENTS AFTER BALANCE SHEET DATE
AngloGold enters into a purchase and sale agreement on Jerritt Canyon Joint Venture.
On 27 February 2003, AngloGold announced that it had entered into a purchase and sale agreement with Queenstake Resources USA Inc. on its interests in the Jerritt Canyon Joint Venture. This follows an unsolicited offer by Queenstake to the Jerritt Canyon Joint Venture partners. AngloGold owns 70 per cent of the joint venture and is the operator and managing partner of the Jerritt Canyon mine. In terms of the agreement, Queenstake will pay the Jerritt Canyon Joint Venture US$8m on closing, with US$6m in deferred payments, with additional royalty payments. Queenstake will accept full closure and reclamation and other liabilities. The transaction is expected to close no later than 31 March 2003.
For the year ended 31 December 2002, Jerritt Canyon produced 237,000 attributable ounces of gold at a total cash cost of US$249/oz.
AngloGold does not expect this sale to have a material impact on the expected gold production for 2003.

ANGLOGOLD LIMITED
2.
UNAUDITED RESULTS OF ANGLOGOLD LIMITED FOR THE YEAR ENDED AND AS AT 31 DECEMBER 2003
The following text is the full text of the announcement of AngloGold's unaudited consolidated results for the year ended and as at 31 December 2003, dated 29 January 2004, prepared in accordance with IFRS and reviewed by Ernst & Young (with definitions conformed for insertion in this document).
"Report for the quarter and year ended 31 December 2003
Group results for the quarter
· Adjusted headline earnings
1
increased by 12% to US$75m
· Adjusted operating profit
2
increased by 1% to US$137m
· Total cash costs increased by 5% to US$249/oz impacted by strong local currencies
· Gold production steady at 1.39Moz
· Received gold price
3
of US$392/oz
and for the year
· Adjusted headline earnings
1
decreased by 23% to US$282m
· Adjusted operating profit
2
decreased by 12% to US$559m
· Total cash costs increased by 42% to US$229/oz impacted by strong local currencies
· Gold production down by 5% to 5.62Moz
· Average dollar gold spot price 17% higher at US$363/oz, but 16% lower in rand terms at ZAR88,058/kg
· Final dividend declared at ZAR3.35 or 48 US cents per share resulting in a total dividend for 2003 of
ZAR7.10 or 99 US cents per share
Quarter ended
Year ended
Quarter ended
Year ended
December September
December
December
December September
December
December
2003
2003
2003
2002
2003
2003
2003
2002
Unaudited
Unaudited
Reviewed
Audited
Unaudited
Unaudited
Reviewed
Audited
ZAR/Metric
US Dollar/Imperial
Operating review Gold Produced
- kg/oz (000)
43,210
43,240
174,668
184,711
1,389
1,390
5,616
5,939
Price received
3
- ZAR/kg/US$/oz
84,705
86,619
87,826
101,817
392
364
363
303
Total cash costs
- ZAR/kg/US$/oz
53,846
56,311
55,442
54,037
249
237
229
161
Total production costs
- ZAR/kg/US$/oz
65,128
65,502
65,703
68,241
301
275
272
203
Financial review Operating profit
- ZAR/US$ million
1,060
1,304
4,667
6,784
159
176
622
650
Adjusted operating profit
2
- ZAR/US$ million
926
1,004
4,229
6,683
137
136
559
638
Net profit
- ZAR/US$ million
611
729
2,331
3,444
93
97
312
332
Headline earnings
- ZAR/US$ million
585
674
2,379
3,920
89
90
318
376
Adjusted headline earnings
1
- ZAR/US$ million
506
497
2,133
3,854
75
67
282
368
Capital expenditure
- ZAR/US$ million
1,057
661
2,744
2,842
148
88
363
271
Earnings per ordinary share Basic
- cents per share
274
327
1,046
1,552
42
44
140
150
Diluted
- cents per share
273
326
1,042
1,545
42
43
139
149
Headline
- cents per share
263
303
1,068
1,767
40
40
143
169
Adjusted headline earnings
1
- cents per share
227
223
957
1,737
34
30
127
166
Dividends
- cents per share
710
1,350
99
146
Notes:
1.
Headline earnings before unrealised non-hedge derivatives and marked-to-market of debt financial instruments.
2.
Operating profit excluding unrealised non-hedge derivatives.
3.
Price received includes realised non-hedge derivatives.

ANGLOGOLD LIMITED
Letter from Chairman and CEO
Dear Shareholder
Steady performance for the December Quarter
AngloGold reports a steady performance for the final quarter of 2003, after the solid results of the previous quarter, at a time when the strong rand is negatively impacting the profits of South African export-oriented producers. Although total cash costs across the company increased by 5 per cent to US$249/oz, the cash costs of the South African operations, measured in local currency terms, were 1 per cent lower at ZAR60,784/kg, due to improved grades, cost containment and lower inflation. Similarly, unit costs in Australian dollar terms at Sunrise Dam were some 13 per cent lower.
Gold production was virtually unchanged for the quarter at 1.39 million ounces. We are pleased that the steps taken to overcome technical difficulties at Cripple Creek & Victor in Colorado and Cerro Vanguardia in Argentina are beginning to yield results. There were improved production performances at both of those operations, as well as at Geita, although these were offset by the continuing grade decline at Morila and a drop off in performance at Kopanang and Mponeng. Operating profit, adjusted to exclude non-hedge derivatives, was marginally higher this quarter, at US$137 million. Similarly adjusted headline earnings, including a favourable US$7 million in abnormal items, were 12% higher at US$75 million, or 34 US cents per share.
For the year ended 31 December 2003, AngloGold's performance was affected by a combination of stronger currencies in most of the company's operating regions as well as lower ore grade in several of these regions. Unit cash costs were US$68/oz higher, at US$229/oz, for the same reasons. Adjusted headline earnings in 2003 were 23 per cent lower than those for the previous year, at US$282m, or 127 US cents per share.
The gold price reflected the 20 per cent decline in the value of the US dollar against the euro during 2003 the average spot price for 2003, at US$363/oz, was 17 per cent higher than the average for 2002. Against this background, AngloGold's net delta hedge position was again marginally lower over the fourth quarter, at 8.59 million ounces, illustrating the company's continued faith in the strength of the gold price.
Our mine safety performance for the year 2003 in South Africa was disappointing, after a 16 per cent improvement in the lost time injury frequency rate (LTIFR) during the previous year. The LTIFR for 2003 is virtually unchanged from the 2002 figure, and the fatality frequency rate improved by only 6 per cent. Fatalities in the South Africa region improved by 40% during the second half of 2003 compared to the first half. If we can continue this trend, a step change in our safety performance seems possible.
We also announce that AngloGold proposes to pay a final dividend for the year of ZAR3.35 per share. This gives a total dividend for the year of ZAR7.10, and continues AngloGold's practice of paying to shareholders a high proportion of the company's earnings, once we have provided for our organic growth objectives.
Looking ahead: the making of the African global gold company
There has been substantial progress made in the merger of AngloGold and Ashanti, and we are well on track to create what will be the leading African gold company and one which will effectively compete with its peers globally.
On 12 December 2003, we announced that AngloGold had entered into a support agreement with the Government of Ghana in its role as holder of 16.9 per cent of the share capital of Ashanti Goldfields Company and that it had agreed the terms of a stability agreement concerning certain fiscal and regulatory undertakings, in the Government's role as regulator of Ashanti.
AngloGold has also received confirmation from the US Securities and Exchange Commission (SEC) of the availability of an exemption under Section 3(a)(10) of the US Securities Act of 1933 that will enable the company to issue AngloGold shares relating to the merger of AngloGold and Ashanti without registration in the United States.
Once the required approvals of the Parliament and Government of Ghana have been received, the scheme documents will be finalised and distributed to Ashanti shareholders and we expect the transaction to close during April 2004.
Looking ahead to the rest of 2004 and following the completion of this deal during April, we are anticipating that gold production will increase from 5.6 million ounces to approximately 6.6 million ounces. Assuming an exchange rate of ZAR7.00 to the US dollar, we are expecting unit cash costs to rise to US$238/oz and capital expenditure to increase to US$589m.
Russell Edey
Bobby Godsell
Chairman
Chief Executive Officer
29 January 2004

ANGLOGOLD LIMITED
Review of the gold market
The final quarter of 2003 saw a strong finish to a good year for the gold price.
The spot price for the metal reached over US$417/oz during December and touched US$430/oz in early 2004, although the market has since retraced to around US$410/oz. The average gold price for 2003 of US$363/oz was US$53 or 17 per cent above the average price for 2002. The gold price again mirrored moves in the currency markets, particularly the US dollar exchange rate against the euro, which fell steadily during the fourth quarter to reach an all-time low of US$1.27 to the euro in December. This reflects a loss in value of almost 20 per cent during 2003. The rand proved as volatile and the currency moved in a range of almost 20 per cent, between ZAR6.07 and ZAR7.28 to the US dollar.
Gold Price Drivers
The primary mover in gold continues to be strong speculator and investor interest in the metal, driven by a number of fundamental economic circumstances. Amongst these circumstances is most certainly the anticipated further decline in the value of the US dollar. These same influences have pushed up prices of base metals and other commodities, although the extent of investor interest in precious metals is relatively high compared with the rest of the metals sector. The quarter again saw higher levels of open positions on the New York Commodity Exchange (Comex), reaching an all-time high of 19 million ounces, or almost 600t, net long in futures and options contracts combined.
During the final quarter of 2003, the spot gold price tracked the US dollar/euro exchange rate particularly closely. This exchange rate is valuable as an indicator rather than a determinant of gold price direction, at least in part, because many of the same economic fundamental issues affect the dollar as they do the gold market.
Investment
Investor and speculator interest in gold remained on the rise throughout most of 2003, reflected particularly in the recorded statistics of Comex. Overall open interest and the net open position on that exchange are both at all-time high levels since the exchange commenced trading gold over 20 years ago.
Of particular interest during the final quarter was the launch by the World Gold Council of the Gold Bullion Securities (GBS) product on the London Stock Exchange. The GBS is a gold-backed fund enabling institutional and private investors to invest directly in gold through a traded instrument. This product followed the launch of a similar fund in Australia earlier in 2003, and the World Gold Council continues to work on similar products to offer to investors in other important financial markets elsewhere. This new product very quickly took in purchases amounting to 25t of bullion, and has since established two-way liquidity in the London market.
Physical
Physical demand for gold continued to suffer in the face of a rising gold price.
Whilst gold offtake in jewellery for 2003 was off by 7 per cent year-on-year, in the second half of 2003 alone, demand fell by over 11 per cent compared with 2002. As usual, India responded immediately to higher prices, and much of the expected seasonal demand in that region was negated by the Indian trade's unwillingness to buy gold in a rising market. With the spot price retracement in mid-January, some recovery in seasonal buying might still occur in that market.
However, many other gold jewellery markets have also declined in this period. Lower levels of producer de-hedging added to the reduced demand. After six quarters of material levels of de-hedging, the second half of 2003 saw significantly less activity in this area, notwithstanding the announcement late in 2003 by Barrick Gold Corporation of its intention to cease new hedges, and to reduce its hedge book. Only a substantial increase in implied net investment demand helped to balance the physical market.
On the supply side, mine production for 2003 was just slightly more than that in 2002. However, scrap sales increased again, and at a little less than 1,000t for 2003, now make up almost a quarter of the supply of gold to the current market. Central bank sales of 591t in 2003 reached their highest level in a decade, but there was little negative response in the markets to this level of selling.
The physical market remains important as it provides a floor of support when investment interest weakens and prices soften. Whilst making every effort to encourage investor demand for gold in the current market, attention should also be paid to the health of the wider physical market in the medium and longer term.

ANGLOGOLD LIMITED
Official Sector
The Washington Agreement on sales of gold by European central banks comes to an end in less than nine months' time. Public statements by a number of senior European central bank officials at the Dubai meetings of the International Monetary Fund in 2003 indicate that there is little doubt that the agreement will be renewed, and good reason to expect that the behaviour of the signatories to this agreement will follow the precedent of the orderly and responsible behaviour of these banks over the past four years.
Currency
Currency markets were again active. The euro gained 11 per cent against the US dollar within the quarter, continuing the trend for this year in which the US dollar has lost 22 per cent against the European currency. Whilst all the evidence points to a strong recovery in the US economy running well into 2004, any benefit that this might have for the US currency is negated by the record levels of budget and current account deficits currently prevailing in the United States, and market commentators and analysts expect the US currency to weaken in the year ahead up to a range of US$1.35 - US$1.40 to the euro. The one element that might temper further dollar weakness would be real resistance from European monetary authorities to further strengthening of the euro. This occurred to a degree in mid-January, leading swiftly to a correction in the exchange rate and the weakening in the euro from US$1.29 back to US$1.25. However, there are no signs yet of any change to the weaker trend for the US currency.
The rand has seen as much movement as the European currency, but greater volatility. Whilst the first three quarters of 2003 saw a continuation of the rand strengthening against the US dollar, this strength reversed in the final quarter of the year. During this fourth quarter, the South African currency lost more than 20 per cent against the US dollar between its strongest point of ZAR6.07, to its weakest point of ZAR7.28 to the US dollar.
In just over two years, we have seen the rand first lose almost 40 per cent in value against the US dollar, and thereafter recover all of that and more to strengthen by almost 60 per cent against its end-2001 exchange rate.
The rand has strengthened materially more against the US dollar than have either the euro or the Australian dollar, and this occurred particularly during the period in which South African interest rates were either rising sharply, or were at their highs between October 2002 and June 2003. The recent reversal in the direction of the rand value could reflect the end of the impact of high interest rates, as 2003 has seen the South African Reserve Bank cut the local repo rate by 5.5 per cent, from a peak of 13.5 per cent to 8.0 per cent, mostly during the latter months of 2003.
Hedging
As at 31 December 2003, the net delta hedge position of the company was 8.59 million ounces or 267t at a spot price of US$416/oz. The marked-to-market value of this position as at 31 December 2003 was negative US$664 million. The relatively small reduction in the level of hedging compared with the level at 30 September 2003 is a result of a higher delta volume consequent on a sharply higher spot price of gold at this quarter-end (US$416/oz vs US$383/oz at 30 September 2003). The company continues to manage its hedge positions actively and to reduce overall levels of forward pricing on gold.
Hedge position
As at 31 December 2003, the group had outstanding, the following forward-pricing commitments against future production. The total net delta tonnage of the hedge on this date was 8.59 million ounces or 267.1t (at 30 September 2003: 8.67 million ounces or 269.5t).
The marked-to-market value of all hedge transactions making up the hedge positions was a negative US$663.7 million (negative ZAR4.4 billion) as at 31 December 2003 (as at 30 September 2003: negative US$445 million - negative ZAR3.1 billion). These values were based on a gold price of US$415.75/oz, exchange rates of ZAR/US$6.6376 and A$/US$0.7525 and the prevailing market interest rates and volatilities at the time.
As at 28 January 2004, the marked-to-market value of the hedge book was a negative US$577.7 million (negative ZAR4.07 billion), based on a gold price of US$409.25/oz and exchange rates of ZAR/US$7.04 and A$/US$0.7781 and the prevailing market interest rates and volatilities at the time.

ANGLOGOLD LIMITED
These marked-to-market valuations are in no way predictive of the future value of the hedge position or of future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.
Year
2004
2005
2006
2007
2008
2009-2013
Total
US DOLLAR GOLD
Forward contracts
Amount (kg)
18,374
26,576
19,862
18,974
15,801
10,078
109,665
US$ per oz
US$315
US$324
US$333
US$337
US$352
US$360
US$334
Put options purchased
Amount (kg)
5,772
2,624
4,918
728
14,042
US$ per oz
US$382
US$363
US$363
US$292
US$367
*Delta (kg)
1,703
637
1,102
49
3,491
Put options sold
Amount (kg)
13,997
2,799
4,354
21,150
US$ per oz
US$362
US$345
US$339
US$355
*Delta (kg)
2,800
441
681
3,922
Call options purchased
Amount (kg)
7,112
7,112
US$ per oz
US$330
US$330
*Delta (kg)
6,990
6,990
Call options sold
Amount (kg)
14,413
18,227
16,547
14,308
14,183
40,061
117,739
US$ per oz
US$376
US$338
US$346
US$336
US$347
US$369
US$355
*Delta (kg)
10,973
15,419
13,564
12,201
11,911
33,244
97,312
ZAR GOLD
Forward contracts
Amount (kg)
6,249
8,145
4,500
2,830
2,799
933
25,456
Rand per kg
ZAR73,930 ZAR119,409
ZAR96,436 ZAR118,197 ZAR120,662 ZAR116,335 ZAR104,074
Put options purchased
Amount (kg)
933
2,808
2,808
6,549
Rand per kg
ZAR99,346
ZAR95,511
ZAR95,511
ZAR96,057
*Delta (kg)
614
964
721
2,299
Put options sold
Amount (kg)
2,333
1,400
1,400
5,133
Rand per kg
ZAR89,250
ZAR88,414
ZAR88,414
ZAR88,794
*Delta (kg)
1,061
364
280
1,705
Call options purchased
Amount (kg)
Rand per kg
*Delta (kg)
Call options sold
Amount (kg)
4,679
5,620
5,621
1,493
2,986
8,958
29,357
Rand per kg ZAR118,661 ZAR130,321 ZAR131,389 ZAR173,119 ZAR187,586 ZAR216,522 ZAR162,971
*Delta (kg)
384
1,694
2,188
294
615
2,396
7,571
A DOLLAR GOLD
Forward contracts
Amount (kg)
8,279
6,221
9,331
8,398
3,110
10,233
45,572
A$ per oz
A$533
A$680
A$661
A$633
A$647
A$651
A$632
Put options purchased
Amount (kg)
A$ per oz
*Delta (kg)
Put options sold
Amount (kg)
A$ per oz
*Delta (kg)
Call options purchased
Amount (kg)
3,110
6,221
3,732
3,110
8,087
24,260
A$ per oz
A$724
A$673
A$668
A$680
A$710
A$692
*Delta (kg)
714
2,985
2,013
1,843
4,996
12,551
Call options sold
Amount (kg)
933
933
A$ per oz
A$506
A$506
*Delta (kg)
933
933
Total net gold:
Delta (kg)
36,658
58,137
47,322
40,733
32,393
51,888
267,131
Delta (oz)
1,178,572
1,869,146
1,521,446
1,309,585
1,041,466
1,668,226
8,588,441

ANGLOGOLD LIMITED
The following table indicates the group's currency hedge position at 31 December 2003:
Year
2004
2005
2006
2007
2008
2009-2013
Total
ZAR US DOLLAR (000)
Forward contracts
Amount (US$) ZAR per US$
Put options purchased Amount (US$) 35,000 35,000
ZAR per US$ ZAR7.20 ZAR7.20
*Delta (US$) 27,689 27,689
Put options sold Amount (US$) 35,000 35,000
ZAR per US$ ZAR6.74 ZAR6.74
*Delta (US$) 17,417 17,417
Call options purchased
Amount (US$) ZAR per US$
*Delta (US$)
Call options sold Amount (US$) 50,000 50,000
ZAR per US$ ZAR7.21 ZAR7.21
*Delta (US$) 14,318 14,318
AUS DOLLAR (000)
Forward contracts Amount (US$) 29,275 29,267 58,542
US$ per A$ US$0.59 US$0.55 US$0.57
Put options purchased Amount (US$) 10,000 10,000
US$ per A$ US$0.63 US$0.63
*Delta (US$) 9,269 9,269
Put options sold Amount (US$) 10,000 10,000
US$ per A$ US$0.68 US$0.68
*Delta (US$) 7,491 7,491
Call options purchased
at 31 December 2003
Amount (US$)
US$ per A$
*Delta (US$)
Call options sold Amount (US$) 20,000 20,000
US$ per A$ US$0.60 US$0.60
*Delta (US$) 582 582
*The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest and volatilities as at .

ANGLOGOLD LIMITED
GROUP INCOME STATEMENT
Quarter ended
Year ended
December
September
December
December
2003
2003
2003
2002
ZAR Million
Notes
Unaudited
Unaudited
Reviewed
Audited
Gold income
3,685 3,735 15,264 18,372
Cost of sales
2 (2,821) (2,821) (11,458) (12,550)
864 914 3,806 5,822
Non-hedge derivatives 196 390 861 962
Operating profit
(
1)
1,060 1,304 4,667 6,784
Corporate administration and other expenses (60) (46) (273) (258)
Market development costs (46) (29) (139) (179)
Exploration costs (68) (68) (283) (296)
Interest receivable 94 56 285 373
Other net income/(expense) 7 (31) (123) (91)
Finance costs (145) (77) (362) (464)
Marked-to-market of debt financial instruments 32 7 38 -
Abnormal items (122) - (122) (102)
Profit before exceptional items
752 1,116 3,688 5,767
Amortisation of goodwill (52) (54) (221) (293)
Impairment of mining assets 20 (252) (327) -
Profit/(Loss) on disposal of assets and subsidiaries 19 - 75 (145)
Profit on disposal of investments 51 280 331 -
Termination of retirement benefit plans - - - 2
Profit on ordinary activities before taxation
790 1,090 3,546 5,331
Taxation 3 (142) (334) (1,080) (1,730)
Profit on ordinary activities after taxation
648 756 2,466 3,601
Minority interest (32) (27) (130) (157)
Minority interest in abnormal items (5) - (5) -
Net profit
611 729 2,331 3,444
Adjusted operating profit
(1)
The operating profit has been adjusted by the following to arrive at adjusted operating profit: Operating profit
1,060 1,304 4,667 6,784
Unrealised non-hedge derivatives (134) (300) (438) (101)
Adjusted operating profit 926 1,004 4,229 6,683
Headline earnings
The net profit has been adjusted by the following to arrive at headline earnings: Net profit
611 729 2,331 3,444
Amortisation of goodwill 52 54 221 293
Impairment of mining assets (20) 252 327 -
(Profit)/Loss on disposal of assets and subsidiaries (19) - (75) 145
Profit on disposal of investments (51) (280) (331) -
Termination of retirement benefit plans - - - (2)
Taxation on exceptional items 3 12 (81) (94) 40
Headline earnings
585 674 2,379 3,920
Unrealised non-hedge derivatives and marked-to-market of debt financial instruments
(166) (307) (476) (101)
Deferred tax on unrealised non-hedge derivatives 3 87 130 230 35
Adjusted headline earnings
506 497 2,133 3,854
Earnings per ordinary share (cents)
- Basic 274 327 1,046 1,552
- Diluted 273 326 1,042 1,545
- Headline 263 303 1,068 1,767
- Adjusted headline 227 223 957 1,737
Dividends
- ZARm 1,584 3,005
- cents per share 710 1,350
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

ANGLOGOLD LIMITED
GROUP INCOME STATEMENT
Quarter ended
Year ended
December
September
December
December
2003
2003
2003
2002
US Dollar Million
Notes
Unaudited
Unaudited
Reviewed
Audited
Gold income
547 505 2,029 1,761
Cost of sales
2 (419) (381) (1,526) (1,203)
128 124 503 558
Non-hedge derivatives 31 52 119 92
Operating profit
(1)
159 176 622 650
Corporate administration and other expenses (9) (6) (36) (25)
Market development costs (7) (4) (19) (17)
Exploration costs (10) (9) (38) (28)
Interest receivable 14 8 38 36
Other net income/(expense) 1 (4) (15) (9)
Finance costs (21) (11) (49) (44)
Marked-to-market of debt financial instruments
5 1 6 -
Abnormal items (19) - (19) (10)
Profit before exceptional items
113 151 490 553
Amortisation of goodwill (8) (7) (29) (28)
Impairment of mining assets 2 (35) (44) -
Profit/(Loss) on disposal of assets and subsidiaries 3 - 10 (13)
Profit on disposal of investments 8 38 45 -
Termination of retirement benefit plans - - - -
Profit on ordinary activities before taxation
118 147 472 512
Taxation 3 (20) (46) (142) (165)
Profit on ordinary activities after taxation
98 101 330 347
Minority interest (4) (4) (17) (15)
Minority interest in abnormal items (1) - (1) -
Net profit
93 97 312 332
Adjusted operating profit
(1)
The operating profit has been adjusted by the following to arrive at adjusted operating profit: Operating profit
159 176 622 650
Unrealised non-hedge derivatives (22) (40) (63) (12)
Adjusted operating profit 137 136 559 638
Headline earnings The net profit has been adjusted by the following to arrive at headline earnings: Net profit
93 97 312 332
Amortisation of goodwill 8 7 29 28
Impairment of mining assets (2) 35 44 -
(Profit)/Loss on disposal of assets and subsidiaries (3) - (10) 13
Profit on disposal of investments (8) (38) (45) -
Termination of retirement benefit plans - - - -
Taxation on exceptional items 3 1 (11) (12) 3
Headline earnings
89 90 318 376
Unrealised non-hedge derivatives and marked-to-market of debt financial instruments
(27) (41) (69) (12)
Deferred tax on unrealised non-hedge derivatives 3 13 18 33 4
Adjusted headline earnings
75 67 282 368
Earnings per ordinary share (cents) - Basic
42 44 140 150
- Diluted 42 43 139 149
- Headline 40 40 143 169
- Adjusted headline 34 30 127 166
Dividends
(1)
- US$m 220 325
- cents per share 99 146
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
(1) Dividends are translated at actual rates on date of payment. The current year is an indicative rate only.

ANGLOGOLD LIMITED
GROUP BALANCE SHEET
As at
As at
As at
December
September
December
2003
2003
2002
ZAR million
Reviewed
Unaudited
Audited
ASSETS
Non-current assets
Mining assets 18,427 17,711 19,555
Goodwill 2,749 2,735 3,210
Investments in associates 47 151 165
Other investments 62 174 197
AngloGold Environmental Rehabilitation Trust 352 297 275
Other non-current assets 667 551 466
Derivatives 630 563 549
22,934
22,182
24,417
Current assets
Inventories 2,050 1,781 1,848
Trade and other receivables 1,461 1,316 2,190
Cash and cash equivalents 3,367 3,765 3,544
Current portion of other non-current assets 59 62 3
Derivatives 2,515 2,762 1,996
9,452
9,686
9,581
Total assets
32,386
31,868
33,998
EQUITY AND LIABILITIES
Equity
Shareholders' equity 10,852 10,784 12,375
Minority interests 354 257 347
11,206
11,041
12,722
Non-current liabilities
Borrowings 5,383 5,758 7,219
Provisions 1,832 1,744 2,008
Deferred taxation 3,986 4,011 3,445
Derivatives 2,194 1,647 2,028
13,395
13,160
14,700
Current liabilities
Current portion of borrowings 2,340 2,264 719
Trade and other payables 2,339 2,049 2,145
Taxation 164 267 1,124
Derivatives 2,942 3,087 2,588
7,785
7,667
6,576
Total equity and liabilities
32,386
31,868
33,998
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

ANGLOGOLD LIMITED
GROUP BALANCE SHEET
As at
As at
As at
December
September
December
2003
2003
2002
US Dollar million
Reviewed
Unaudited
Audited
ASSETS
Non-current assets
Mining assets 2,764 2,552 2,280
Goodwill 412 394 374
Investments in associates 7 22 19
Other investments 9 25 23
AngloGold Environmental Rehabilitation Trust 53 43 32
Other non-current assets 101 79 55
Derivatives 94 81 64
3,440
3,196
2,847
Current assets
Inventories 307 257 216
Trade and other receivables 219 190 255
Cash and cash equivalents 505 542 413
Current portion of other non-current assets 9 9 -
Derivatives 377 398 233
1,417
1,396
1,117
Total assets
4,857
4,592
3,964
EQUITY AND LIABILITIES
Equity
Shareholders' equity 1,628 1,555 1,443
Minority interests 53 37 40
1,681
1,592
1,483
Non-current liabilities
Borrowings 807 830 842
Provisions 275 251 234
Deferred taxation 598 578 402
Derivatives 329 237 236
2,009
1,896
1,714
Current liabilities
Current portion of borrowings 351 326 84
Trade and other payables 350 295 250
Taxation 25 38 131
Derivatives 441 445 302
1,167
1,104
767
Total equity and liabilities
4,857
4,592
3,964
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

ANGLOGOLD LIMITED
GROUP CASH FLOW STATEMENT
Quarter ended
Year ended
December
September
December
December
2003
2003
2003
2002
ZAR Million
Unaudited
Unaudited
Reviewed
Audited
Cash flows from operating activities
Cash generated from operations
901 1,043 4,527 8,255
Interest received 84 46 245 331
Environmental and other expenditure (108) (41) (232) (169)
Dividends received from associates - - 9 19
Finance costs (80) (67) (291) (410)
Recoupment tax received: Free State assets - - 681 -
Recoupment tax paid: Free State assets - - (681) -
Taxation paid (101) (51) (780) (1,376)
Net cash inflow from operating activities
696
930
3,478
6,650
Cash flows from investing activities
Capital expenditure
(1,057) (661) (2,744) (2,842)
Proceeds from disposal of mining assets 19 5 38 11
Net proceeds from disposal of mines - - - 1,544
Proceeds - - - 1,813
Contractual obligations - - - (269)
Investments acquired (5) - (8) (355)
Proceeds from disposal of investments 72 351 423 1,829
Acquisition of subsidiary - - - (979)
Disposal of subsidiary - - 8 -
Loans advanced (122) (2) (133) (51)
Repayment of loans advanced 7 14 29 175
Net cash outflow from investing activities
(1,086)
(293)
(2,387)
(668)
Cash flows from financing activities
Proceeds from issue of share capital
22 21 63 156
Share issue expenses - (1) (2) (116)
Proceeds from borrowings 347 2,182 2,678 8,599
Repayment of borrowings (460) (366) (1,241) (9,789)
Dividends paid (35) (882) (2,476) (2,821)
Net cash (outflow)/inflow from financing activities
(126)
954
(978)
(3,971)
Net (decrease)/increase in cash and cash equivalents
(516) 1,591 113 2,011
Cash in the subsidiary acquired 58 - 58 -
Translation 60 (156) (348) (751)
Opening cash and cash equivalents 3,765 2,330 3,544 2,284
Closing cash and cash equivalents
3,367
3,765
3,367
3,544
Cash generated from operations
Profit on ordinary activities before taxation
790 1,090 3,546 5,331
Adjusted for:
Non-cash movements
(63) (97) (252) (187)
Movement on non-hedge derivatives (98) (337) (449) (132)
Amortisation of mining assets 455 391 1,739 2,566
Interest receivable (94) (56) (285) (373)
Other net income/(expense) (1) (3) 85 (6)
Finance costs 145 77 363 464
Abnormal items 122 - 122 -
Amortisation of goodwill 52 54 221 293
Impairment of mining assets (20) 252 327 -
Profit on disposal of investments (51) (280) (331) -
(Profit)/Loss on disposal of assets and subsidiaries (19) - (75) 92
Termination of retirement benefit plans - - - (2)
Movement in working capital (317) (48) (484) 209
901
1,043
4,527
8,255
Movement in working capital:
(Increase)/Decrease in trade and other receivables
(135) 207 57 488
(Increase)/Decrease in inventories (219) (1) (165) 85
Increase/(Decrease) in trade and other payables 37 (254) (376) (364)
(317)
(48)
(484)
209
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

ANGLOGOLD LIMITED
GROUP CASH FLOW STATEMENT
Quarter ended
Year ended
December
September
December
December
2003
2003
2003
2002
US Dollar million
Unaudited
Unaudited
Reviewed
Audited
Cash flows from operating activities
Cash generated from operations 136 145 592 758
Interest received 13 6 33 32
Environmental and other expenditure (15) (5) (31) (16)
Dividends received from associates - - 1 2
Finance costs (13) (9) (40) (40)
Recoupment tax received - Free State assets - - 91 -
Recoupment tax paid - Free State assets - - (91) -
Taxation paid (20) (11) (102) (131)
Net cash inflow from operating activities
101
126
453
605
Cash flows from investing activities
Capital expenditure (148) (88) (363) (271)
Proceeds from disposal of mining assets 3 1 6 1
Net proceeds from disposal of mines - - - 140
Proceeds - - - 164
Contractual obligations - - - (24)
Investments acquired (1) - (1) (34)
Proceeds from disposal of investments 11 45 56 158
Acquisition of subsidiary - - - (97)
Disposal of subsidiary - - 1 -
Loans advanced (16) - (19) (5)
Repayment of loans advanced 1 1 4 17
Net cash outflow from investing activities
(150)
(41)
(316)
(91)
Cash flows from financing activities
Proceeds from issue of share capital 4 3 10 18
Share issue expenses - - - (11)
Proceeds from borrowings 48 296 362 798
Repayment of borrowings (65) (48) (165) (912)
Dividends paid (5) (119) (314) (260)
Net cash (outflow)/inflow from financing activities
(18)
132
(107)
(367)
Net (decrease)/increase in cash and cash equivalents
(67) 217 30 147
Cash in the subsidiary acquired 9 - 9 -
Translation 21 14 53 75
Opening cash and cash equivalents 542 311 413 191
Closing cash and cash equivalents
505
542
505
413

ANGLOGOLD LIMITED
Quarter ended
Year ended
December
September
December
December
2003
2003
2003
2002
US Dollar million
Unaudited
Unaudited
Reviewed
Audited
Cash generated from operations
Profit on ordinary activities before taxation 118 147 472 512
Adjusted for:
Non-cash movements (9) (13) (34) (17)
Movement on non-hedge derivatives (17) (45) (65) (16)
Amortisation of mining assets 68 53 232 245
Interest receivable (14) (8) (38) (36)
Other net income/(expense) - (2) 10 (1)
Finance costs 21 11 49 44
Abnormal items 19 - 19 -
Amortisation of goodwill 8 7 29 28
Impairment of mining assets (2) 35 44 -
Profit on disposal of investments (8) (38) (45) -
(Profit)/Loss on disposal of assets and subsidiaries (3) - (10) 8
Termination of retirement benefit plans - - - -
Movement in working capital (45) (2) (71) (9)
136
145
592
758
Movement in working capital:
(Increase)/Decrease in trade and other receivables (28) 14 (53) (5)
(Increase)/Decrease in inventories (44) (19) (87) (54)
Decrease in trade and other payables 27 3 69 50
(45)
(2)
(71)
(9)
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

ANGLOGOLD LIMITED
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Ordinary
Non-
Other
share
distribut-
Foreign
compre-
capital and
able
currency
hensive
Retained
premium
reserves translation
income
earnings
Total
ZAR million
Balance at December 2001
8,140 143 2,999 (1,057) 3,132 13,357
Movements on other comprehensive income
(728) (728)
Net profit 3,444 3,444
Dividends paid (2,728) (2,728)
Ordinary shares issued 1,467 1,467
Transfer from non-distributable reserves
(5) 5 -
Translation (2,640) 202 - (2,438)
Balance at December 2002
9,607
138
359
(1,583)
3,853
12,375
Movements on other comprehensive income
(678) (678)
Net profit 2,331 2,331
Dividends paid (2,337) (2,337)
Ordinary shares issued 61 61
Transfer from non-distributable reserves
- -
Translation (1,115) 214 1 (900)
Balance at December 2003
9,668
138
(755)
(2,047)
3,848
10,852
US Dollar million
Balance at December 2001
681 12 250 (88) 262 1,117
Movements on other comprehensive income
(74) - (74)
Net profit 332 332
Dividends paid (251) (251)
Ordinary shares issued 140 140
Transfer from non-distributable reserves
(1) 1 -
Translation 299 5 (207) (23) 105 179
Balance at December 2002
1,120
16
43
(185)
449
1,443
Movements on other comprehensive income
(95) (95)
Net profit 312 312
Dividends paid (296) (296)
Ordinary shares issued 10 10
Transfer from non-distributable reserves
- - - -
Translation 320 5 (156) (27) 112 254
Balance at December 2003
1,450
21
(113)
(307)
577
1,628
The results have been prepared in accordance with International Finance Reporting Standards (IFRS).
1.
BASIS OF PREPARATION
The financial statements have been prepared in accordance with the historic cost convention, except for certain financial instruments, which have been stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2002.

ANGLOGOLD LIMITED
The summarised group financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and South African Generally Accepted Accounting Practices ("SA GAAP"), in compliance with the Listings Requirements of the JSE Securities Exchange South Africa ("JSE") and in the manner required by the South African Companies Act, 1973, for the preparation of interim financial information. Accordingly, the financial statements do not include all the information and disclosures required by IFRS, SA GAAP and in the manner required by the South African Companies Act, 1973, for annual consolidated financial statements.
2.
COST OF SALES
ZAR million
US Dollar million
Quarter ended
Year ended
Quarter ended
Year ended
Dec
Sept
Dec
Dec
Dec
Sept
Dec
Dec
2003
2003
2003
2002
2003
2003
2003
2002
Unaudited
Unaudited
Reviewed
Audited
Unaudited
Unaudited
Reviewed
Audited
Cash operating costs
2,271
2,395
9,473
9,812
337
324
1,260
939
Other cash costs
61
60
255
291
9
8
34
28
Total cash costs
2,332
2,455
9,728
10,103
346
332
1,294
967
Retrenchment costs
15
7
27
30
2
1
4
3
Rehabilitation and other non-cash costs
33
17
97
119
5
2
13
12
Production costs
2,380
2,479
9,852
10,252
353
335
1,311
982
Amortisation of mining assets
455
391
1,739
2,566
68
53
232
245
Total production costs
2,835
2,870
11,591
12,818
421
388
1,543
1,227
Inventory change
(14)
(49)
(133)
(268)
(2)
(7)
(17)
(24)
2,821
2,821
11,458
12,550
419
381
1,526
1,203
3.
TAXATION
ZAR million
US Dollar million
Quarter ended
Year ended
Quarter ended
Year ended
Dec
Sept
Dec
Dec
Dec
Sept
Dec
Dec
2003
2003
2003
2002
2003
2003
2003
2002
Unaudited
Unaudited
Reviewed
Audited
Unaudited
Unaudited
Reviewed
Audited
Normal taxation
55
93
545
1,315
8
13
69
124
Deferred taxation
167
192
578
293
25
26
79
39
Deferred tax on unrealised non-hedge derivatives
87
130
230
35
13
18
33
4
Taxation on abnormal item
(179)
-
(179)
47
(27)
-
(27)
(5)
Taxation on exceptional items
112
(81)
(94)
40
1
(11)
(12)
3
142
334
1,080
1,730
20
46
142
165
4.
SHARES
31 December
30 September
31 December
2003
2003
2002
Shares in issue:
Ordinary shares 223,136,342 222,946,842 222,622,022
A redeemable preference shares 2,000,000 2,000,000 2,000,000
B redeemable preference shares 778,896 778,896 778,896
Weighted average number of ordinary shares for the year:
Basic 222,836,574 222,772,159 221,883,567
Diluted 223,717,575 223,817,499 222,899,926
During the quarter ended 31 December 2003, 189,500 ordinary shares were allotted in terms of the AngloGold Share Incentive Scheme and the Acacia Employee Option Plan. All the preference shares are held by a wholly- owned subsidiary company.

ANGLOGOLD LIMITED
5.
CAPITAL COMMITMENTS
Orders placed and outstanding on capital contracts at the prevailing rate of exchange:
ZAR million
US Dollar million
31 December 30 September
31 December
31 December 30 September
31 December
2003
2003
2002
2003
2003
2002
650 864 918 98 118 107
6.
EXCHANGE RATES
31 December 30 September
31 December
2003
2003
2002
ZAR/US dollar average for the year 7.55 7.82 10.48
ZAR/US dollar average for the quarter 6.74 7.40 9.62
ZAR/US dollar closing 6.67 6.94 8.58
ZAR/Australian dollar average for the year 4.90 4.94 5.70
ZAR/Australian dollar average for the quarter 4.82 4.88 5.37
ZAR/Australian dollar closing 5.02 4.73 4.80
7.
ATTRIBUTABLE INTEREST
Although AngloGold holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is currently entitled to receive 100% of the cash flow from the operation until the loan, extended to the joint venture by AngloGold North America Inc., is repaid.
8.
ANNOUNCEMENTS:
Since the quarter ended 30 September 2003, AngloGold has made the following announcements:
8.1
Further to the announcements regarding the proposed merger of AngloGold and Ashanti Goldfields Company Limited made by AngloGold on 16 May, 13 June, 4 August, 22 September, 23 September, 15 October, 29 October and 30 October, AngloGold announced on 12 December 2003, the terms and conditions of the Support Deed entered into with the Government of Ghana, whereby the Government agreed to vote its shares in Ashanti in favour of the merger, as well as the definitive terms of a Stability Agreement to be entered into with the Government concerning certain fiscal and regulatory undertakings in its role as regulator of Ashanti. At this time, the previous cautionary announcement was withdrawn.
8.2
On 14 November 2003, AngloGold announced that it had entered into an agreement with Greater Pacific Gold Limited, for the sale of its Union Reefs Gold Mine at Pine Creek, which closed in October 2003, together with the associated assets and tenements. The agreed staged purchase consideration for these assets is A$6.2m. The effective date of sale has not yet been finalised.
8.3
On 24 November 2003, AngloGold announced the terms and conditions for the sale of the Western Tanami Project to Tanami Gold NL for a staged payment of A$9m, the receipt of 25mTanami Gold NL shares and the payment of a royalty, based on production.
Copies of the detailed announcements are available on the AngloGold website: www.anglogold.com.

ANGLOGOLD LIMITED
9.
DIVIDEND
The directors have declared a Final Dividend No. 95 of 335 (Final Dividend No. 93: 675) South African cents per ordinary share for the year ended 31 December 2003. In compliance with the requirements of STRATE, the salient dates for payment of the dividend are as follows:
To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs).
Each CDI represents one-fifth of an ordinary share.
2004
Currency conversion date for UK pounds and Australian dollars Thursday, 5 February
Last date to trade ordinary shares cum dividend
Friday, 13 February
Last date to register transfers of certificated securities cum dividend
Friday, 13 February
Ordinary shares trade ex-dividend
Monday, 16 February
Record date Friday, 20 February
Payment date Friday, 27 February
On the payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.
To comply with the further requirements of STRATE, between Monday, 16 February 2004 and Friday, 20 February 2004, both days inclusive, no transfers between the South African, United Kingdom and Australian share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.
To holders of American Depositary Shares.
Each American Depositary Share (ADS) represents one ordinary share.
2004
Ex-dividend on New York Stock Exchange
Wednesday, 18 February
Record date Friday, 20 February
Approximate date for currency conversion Friday, 27 February
Approximate payment date of dividend Tuesday, 9 March
Assuming an exchange rate of ZAR7.04/US$1, the dividend payable on an ADS is equivalent to 48 US cents. This compares with the final dividend of 82.12 US cents per ADS paid on 10 March 2003. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
10. The group financial statements for the quarter and year ended 31 December 2003 were authorised for issue in accordance with a resolution of the directors passed on 28 January 2004. AngloGold is a limited liability company incorporated in the Republic of South Africa.
11. The results have been reviewed by AngloGold's auditors, Ernst & Young Registered Accountants and Auditors,
Chartered Accountants (SA), and their unmodified review opinion is available for inspection at AngloGold's registered office in South Africa.
By order of the board
R P EDEY
R M GODSELL
Chairman
Chief Executive Officer
29 January 2004

ANGLOGOLD LIMITED
Operations at a glance for the quarter ended 31 December 2003
Adjusted
Cash
operating
Price received
1
Production
Total cash costs
operating profit
2
profit
US$/oz
%
oz
%
US$/oz
%
US$m
%
US$m
%
Variance
4
('000) Variance
4
Variance
4
Variance
4
Variance
4
Great Noligwa
414 8 218 - 232 6 37 - 34 (3)
TauTona 407 14 164 (4) 208 5 31 15 28 12
Geita
5
340 2 117 33 136 (28) 23 92 19 111
Sunrise Dam
425 19 93 9 230 (5) 19 138 12 300
Cerro Vanguardia
5
359 12 58 41 138 (20) 14 100 7 250
Kopanang 415 8 124 (6) 297 14 13 (19) 11 (21)
Mponeng 404 13 119 (8) 293 18 13 (13) 8 (20)
Morro Velho 341 (4) 61 3 144 (1) 12 - 9 -
Cripple Creek
and Victor
(10) 328 76 15 203 (6) 10 (17) 1 (67)
Morila
5
367 5 48 (40) 182 67 9 (53) 4 (71)
Sadiola
5
395 6 50 19 223 14 8 - 5 -
Tau Lekoa 413 7 80 1 342 8 6 20 (1) (125)
Serra Grande
5
340 (4) 23 (4) 131 20 6 20 5 25
Yatela
5
395 10 17 (15) 322 29 1 (67) (2) (300)
Navachab 393 9 16 (11) 349 15 1 100 1 100
Union Reefs
335 (7) 5 (78) 179 (25) - (100) - (100)
Ergo 395 9 51 13 365 (11) - 100 - 100
Savuka 405 13 42 (5) 544 12 (9) (13) (9) (13)
Other 27 (68) 11 (57) 5 40
AngloGold Group
392
8
1,389
-
249
5
205
8
137
1
Notes:
1. Price received includes realised non-hedge derivatives.
2. Adjusted operating profit plus amortisation of mining assets.
3. Operating profit excluding unrealised non-hedge derivates.
4. Variance December 2003 quarter on September 2003 quarter - Increase/(Decrease).
5. Attributable."

Part VI: Financial Information on Ashanti
1.
FINANCIAL INFORMATION ON ASHANTI FOR THE THREE FINANCIAL YEARS ENDED AND AS AT 31 DECEMBER 2003
The financial information on Ashanti Goldfields Company Limited set out below has been extracted without material adjustment from the audited consolidated accounts of Ashanti for the three financial years ended and as at 31 December 2003, subject to restatement of the profit and loss account, and the reconciliation of movement in shareholders' funds for the year ended 31 December 2001 and the restatement of the balance sheet as at 31 December 2001 in each case for the adoption of FRS 19 as described therein. The financial information does not constitute statutory accounts within the meaning of Section 240 of the UK Companies Act 1985.
An unqualified audit report has been given in respect of the accounts for each of the three financial years ended and as at 31 December 2003.
Deloitte & Touche, Chartered Accountants, of Accra, Ghana, were the auditors of Ashanti in respect of each of the three financial years ended 31 December 2003 and are currently the auditors of Ashanti.
ASHANTI GOLDFIELDS COMPANY LIMITED
GROUP PROFIT AND LOSS ACCOUNTS
For the years ended 31 December
2003
2002
2001
After
Interest
Interest
Interest
exceptional
in joint
in joint
in joint
Total
items
venture
Total
Group
venture
Total
Group
venture
Restated
(1)
Notes
US$m
US$m
US$m
US$m
US$m
US$m
US$m
US$m
US$m
Turnover
2
456.9
108.0
564.9
467.5
84.7
552.2
477.7
76.7
554.4
Cash operating costs
5
(300.0)
(56.3)
(356.3)
(275.9)
(47.2)
(323.1)
(276.3)
(38.9)
(315.2)
Other costs
(35.7)
(3.9)
(39.6)
(26.8)
(4.8)
(31.6)
(31.7)
(2.8)
(34.5)
Royalties
(14.0)
(3.6)
(17.6)
(11.9)
(2.7)
(14.6)
(10.8)
(2.2)
(13.0)
Depreciation and amortisation
(82.0)
(12.9)
(94.9)
(75.1)
(13.3)
(88.4)
(82.3)
(12.6)
(94.9)
Refinancing and
restructuring costs
-
-
-
(23.5)
(8.8)
(32.3)
-
-
-
Other income
-
-
-
12.1
-
12.1
-
-
-
Total costs
5
(431.7)
(76.7)
(508.4)
(401.1)
(76.8)
(477.9)
(401.1)
(56.5)
(457.6)
Operating profit
4
25.2
31.3
56.5
66.4
7.9
74.3
76.6
20.2
96.8
Share of operating
profit of joint venture
31.3
7.9
20.2
Total operating profit
4
56.5
74.3
96.8
Profit on sale of
investment
8.3
-
-
Profit on sale of fixed assets
4.7
-
-
Profit before interest and taxation
69.5
74.3
96.8
Net interest payable:
group
7
(9.7)
(17.5)
(21.6)
joint venture
7
(4.5)
(5.1)
(7.8)
Profit before taxation
55.3
51.7
67.4
Tax:
group
8
(0.3)
(3.0)
(9.6)
joint venture
8
(4.6)
6.7
-
Profit after taxation
50.4
55.4
57.8
Minority interests
(1.2)
0.8
2.1
Profit attributable to shareholders
49.2
56.2
59.9
Dividends
9
-
-
-
Retained profit for the year
49.2
56.2
59.9
Basic earnings per share (US$)
10
0.38
0.47
0.53
Diluted earnings per share (US$)
10
0.37
0.44
0.52
1. The Group profit and loss account for the year ended 31 December 2001 has been restated for the adoption of FRS No. 19, Deferred tax ("FRS 19").

ASHANTI GOLDFIELDS COMPANY LIMITED
GROUP BALANCE SHEET
As at 31 December
2003
2002 2001
Restated*
Notes
US$m
US$m US$m
Fixed assets
Intangible assets 11
15.4
17.3 18.8
Tangible fixed assets 12
603.4
602.7 612.9
Investments - Geita joint venture 13
113.4
91.2 81.7
-
Share of gross assets including intangible
193.2
205.1 190.2
-
Share of creditors and provisions for liabilities and charges
(79.8)
(113.9) (108.5)
-
Loans to joint venture and other investments
13
1.1
32.6 32.6
733.3
743.8 746.0
Current assets
Stocks 14
68.4
76.6 73.5
Debtors due within one year 15
39.2
14.0 23.0
Debtors due after more than one year 15
-
8.8 -
Cash 16
72.8
41.3 55.2
180.4
140.7 151.7
Creditors: amounts falling due within one year
Creditors 17
(131.3)
(131.1) (155.0)
Borrowings 18
(24.9)
(2.7) (25.3)
(156.2)
(133.8) (180.3)
Net current assets/(liabilities)
24.2
6.9 (28.6)
Total assets less current liabilities
757.5
750.7 717.4
Creditors: amounts falling due after more than one year
Creditors 17
(3.6)
(24.0) (49.8)
Borrowings 18
(217.4)
(254.2) (300.6)
Provision for liabilities and charges 20
(27.8)
(25.0) (17.9)
508.7
447.5 349.1
Capital and reserves
Stated capital 21
599.0
588.2 545.2
Reserves 23
(92.7)
(141.9) (198.1)
Equity shareholders' funds
506.3
446.3 347.1
Equity minority interests
2.4
1.2 2.0
508.7
447.5 349.1
* The Group balance sheet as at 31 December 2001 has been restated for the adoption of FRS 19 (see note 27).

ASHANTI GOLDFIELDS COMPANY LIMITED
GROUP CASH FLOW STATEMENT
For the years ended 31 December
2003
2002 2001
Notes
US$m
US$m US$m
Cash flow from operating activities
24
86.3
95.2 95.4
Returns on investments and servicing of finance
Interest received
0.8
0.8 2.0
Interest paid
(9.1)
(19.6) (24.4)
Net cash outflow from returns on investments
and servicing of finance
(8.3)
(18.8) (22.4)
Taxation
Tax paid
(1.2)
(2.0) (2.9)
Capital expenditure and financial investment
Purchase of tangible fixed assets
(83.0)
(64.5) (49.6)
Proceeds from sale of fixed assets
3.0
- -
Proceeds from sale of investments
13.3
- -
Loans repaid by joint venture
30.0
-
-
Net cash outflow from capital expenditure
and financial investment
(36.7)
(64.5) (49.6)
Cash inflow before use of liquid
resources and financing
40.1
9.9 20.5
Management of liquid resources
3.1
6.0 9.7
Cash inflow before financing
43.2
15.9 30.2
Financing
Issue of ordinary shares
10.8
41.8 -
Decrease in debt
(19.4)
(61.0) (40.6)
Net cash outflow from financing
25
(8.6)
(19.2) (40.6)
Increase/(decrease) in cash
34.6
(3.3) (10.4)
Reconciliation of net cash flow
to movement in net debt
Increase/(decrease) in cash
34.6
(3.3) (10.4)
Decrease in liquid resources
(3.1)
(6.0) (9.7)
31.5
(9.3) (20.1)
Cash outflow from decrease in debt
19.4
61.0 40.6
Other
(4.8)
3.4 0.9
Movement in net debt
46.1
55.1 21.4
Net debt at 1 January
(215.6)
(270.7) (292.1)
Net debt at 31 December
26
(169.5)
(215.6) (270.7)

ASHANTI GOLDFIELDS COMPANY LIMITED
Statement of total recognised gains and losses
For the years ended 31 December
2002 2001
Restated*
US$m US$m
Profit/(loss) for the financial year
- group
46.7 47.5
- joint venture 9.5 12.4
Total recognised gains and losses related to the year 56.2 59.9
Prior year adjustment (see note 27) 8.8 -
Total recognised gains and losses since last annual report
65.0 59.9
* The Statement of Total Recognised Gains and Losses and the Reconciliation of Movements in Shareholders' Funds for the years ended 31 December 2002 and 2001 have been restated for the adoption of FRS 19 (see note 27).
Reconciliations of Movements in Shareholders' Funds
For the years ended 31 December
2003
2002 2001
Restated*
US$m
US$m US$m
Profit for the year
49.2
56.2 59.9
Dividend
-
- -
49.2
56.2 59.9
New share capital issued
10.8
43.0 0.9
Net additions to shareholders' funds
60.0
99.2 60.8
Opening shareholders' funds as previously stated
446.3
338.3 274.7
Prior year adjustment (see note 27)
-
8.8 11.6
Opening shareholders' funds as restated
446.3
347.1 286.3
Closing shareholders' funds
506.3
446.3 347.1
ASHANTI GOLDFIELDS COMPANY LIMITED
NOTES TO THE GROUP FINANCIAL INFORMATION:
1.
ACCOUNTING POLICIES
The principal accounting policies adopted by the Group and used in the preparation of the financial statements are set out below. The accounting policies used in preparing the financial statements are consistent with those used by the Group in its financial statements for the years ended 31 December 2003, 31 December 2002 and 31 December 2001 except for deferred tax following the implementation of Financial Reporting Standards (FRS) 19 "Deferred Tax".
Going Concern
In June 2002, Ashanti issued US$75 million of Mandatorily Exchangeable Notes ("MENs"). The MENs will mandatorily exchange into ordinary shares of Ashanti when Ashanti effects a rights issue. Ashanti agreed with its banks and the holders of the MENs to complete the rights issue prior to 28 December 2003. It was intended that as a part of the rights issue Ashanti would raise additional funds to fund completion of the Siguiri CIP project.
During the course of the 2003, Ashanti entered into merger discussions with AngloGold and subsequently entered into a transaction agreement to effect a merger (the "Merger") of Ashanti and AngloGold. As a consequence of entering into the transaction agreement, Ashanti had to delay completing the rights issue. Since the MENs will become repayable on the Merger being completed, Ashanti has secured agreement of its banks and the holders of the MENs to delay the timeframe for completion of the rights issue until 28 December 2004.

ASHANTI GOLDFIELDS COMPANY LIMITED - NOTES TO THE GROUP FINANCIAL INFORMATION (continued)
Given the delay in the rights issue, the postponement/cancellation of the Siguiri CIP project was considered. However, following discussions with AngloGold, Ashanti decided to continue with the Siguiri CIP project, notwithstanding the substantial increase in the anticipated capital cost of this project. The increased capital expenditure required for this project, together with the reduced cash inflows received by the Ashanti Group due to poorer operating performance in 2003 compared to 2002, has led to Ashanti seeking alternative sources of financing to fund its cash requirements until the consummation of the Merger.
With the agreement of AngloGold, a US$30 million distribution paid by the Geita mine on 31 December 2003 has been paid in full to Ashanti. AngloGold has also agreed to provide an additional US$14.1 million to Ashanti by purchasing at face value the residual inter-company loan provided by the Ashanti Group in respect of the Geita joint venture. In addition, AngloGold has agreed to provide an unsecured loan facility of up to US$20 million to Ashanti. These arrangements are not conditional on the Merger completing.
The Ashanti Board considers that these arrangements, together with the undrawn amounts under its revolving credit facility, are sufficient to enable it to meet its cash requirements in the period prior to the Merger becoming effective, currently anticipated to be around April 2004. If the Merger is not completed, or if there is a substantial delay in completing the Merger, Ashanti will need to proceed with its rights issue or review alternative forms of financing. If the Merger is not completed and alternative forms of financing cannot be implemented, then there will be uncertainty as to whether the Ashanti Group will be able to continue as a going concern.
Having taken into account the progress which AngloGold and Ashanti have achieved in relation to the Merger, the financial support being provided by AngloGold and other relevant factors, the Directors of Ashanti have formed the judgement that, at the time of approving these financial statements, it is appropriate to use the going concern basis in preparing these financial statements.
The financial statements do not include any adjustments that might result should the Group be unable to continue as a going concern.
Basis of accounting
The financial statements have been prepared under the historical cost convention and in accordance with applicable United Kingdom Accounting Standards.
Because the Group earns all its revenue in US dollars and the majority of its transactions are in US dollars, or based on them, the Group's functional and reporting currency is US dollars.
Basis of consolidation
The Group financial statements comprise a consolidation of the results, assets and liabilities of the Company, its subsidiary undertakings and joint ventures. The results and cash flows of subsidiaries acquired or disposed of in the year are included in the consolidated profit and loss account and the consolidated cash flow statement from the date of acquisition or up to the date of disposal.
Goodwill
Goodwill arising from the purchase of subsidiary undertakings and interests in joint ventures represents the excess of the fair value of the purchase consideration over the fair value of the net assets acquired. Goodwill in accordance with FRS 10 is capitalised and amortised over the life of the underlying mine assets. Prior to 1 January 1998, goodwill was charged to reserves in the year of acquisition.
On the subsequent disposal or termination of a previously acquired business, the profit or loss on disposal or termination is calculated after charging or crediting the amount of any goodwill previously charged to reserves or capitalised and not yet charged to the profit and loss account.
Joint ventures
A joint venture is an entity in which Ashanti holds a long-term interest and which is jointly controlled by the Group and one or more ventures under a contractual arrangement. The results of joint ventures are accounted for using the gross equity method of accounting.

ASHANTI GOLDFIELDS COMPANY LIMITED - NOTES TO THE GROUP FINANCIAL INFORMATION (continued)
Transactions in other currencies
Monetary assets and liabilities denominated in currencies other than the US dollar are translated at the rates of exchange ruling at the year end. Transactions denominated in currencies other than US dollars are translated at the rates ruling at the dates of the transactions. All translation differences are taken to the profit and loss account.
Revenue recognition
Sale of bullion is recognised when dore is produced in the gold room. The proceeds from sales of bullion produced prior to the year end but which have not been received are included as `gold in transit' within cash balances.
Exploration costs
Exploration costs incurred prior to the establishment of a commercially mineable deposit are charged against profits.
Tangible fixed assets
Tangible fixed assets are recorded at cost less accumulated depreciation. Repairs and maintenance expenditures are charged against profits as incurred. Major improvements and replacements that extend the useful life of an asset are capitalised.
Once it has been established that a commercially mineable deposit exists, mine development costs, including interest costs, are capitalised as tangible fixed assets. Mine development costs consist of those expenditures necessary to gain access to ore bodies prior to production and to extend production in an existing ore body, including costs of removing overburden, constructing underground shaft stations, and extending tunnels.
Tangible fixed assets are depreciated as follows:
Development costs, plant and equipment and processing plants are depreciated over the life of the mine using the unit of production method based on proved and probable reserves, or on a straight-line basis over their estimated useful lives if shorter. Buildings are depreciated on a straight-line basis. Following are the estimated useful lives of assets that are depreciated using the straight-line basis:
Externally purchased software  3 years
Vehicles 5 years
Plant and equipment 5 to 15 years
Buildings up to 30 years
Estimated useful lives are reviewed on an annual basis in conjunction with the life-of-mine plans. Tangible fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. At such time, in accordance with FRS No. 11, Impairment of fixed assets and goodwill, ("FRS 11") the net present value of the expected future cash flows attributable to the asset or its disposal value, if higher, is compared to the carrying value and an impairment charge is recorded if necessary.
Stocks
Stocks are valued at the lower of cost and net realisable value (which includes an appropriate proportion of production overheads).
Interest and finance costs
Interest is capitalised in respect of mine developments as part of tangible fixed assets from the time that it has been determined that a commercially mineable deposit exists up to the commencement of production. All other interest costs are charged against profits as incurred.
Front-end fees, commitment fees and other costs associated with the initial loan are deferred and amortised over the life of the loan to give a constant rate of return on the outstanding loan balance.

ASHANTI GOLDFIELDS COMPANY LIMITED - NOTES TO THE GROUP FINANCIAL INFORMATION (continued)
Derivative financial instruments
The Group uses derivative instruments to hedge its exposures to fluctuations in gold prices. In order to protect against the impact of falling gold prices, the Group enters into hedging transactions which provide a minimum price for production and allow the Group to take advantage of increases in gold prices. Instruments are accounted for as a hedge when they have been entered into to manage gold prices and are within limits established by the Board of Directors.
Hedging transactions are used as part of the Group's protection and commitment programme. Protected ounces represent future sales of gold for which the future price of gold has been fixed. Committed ounces represent future obligations of the Group to deliver gold at an agreed upon maximum price.
Receipts and payments on interest rate instruments are recognised on an accruals basis over the life of the instrument. Gains or losses on other hedging contracts, including premiums receivable and payable on options are recognised in the profit and loss account as designated production is delivered. In the case of earlier settlement of hedge contracts, gains or losses are deferred and brought into income at the originally designated delivery date.
Deferred taxation
The Group provides for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition for tax purposes. Deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.
Environmental and site restoration obligations
The expected costs of any committed decommissioning or other site restoration programmes incurred during the construction phase, discounted at the weighted average cost of capital, are provided for and capitalised at the beginning of each project and amortised over the life of the mine using the units of production method. Additional provisions are recorded during the production phase as environmental liabilities arise with a corresponding charge to operating results. Such costs are estimated based on studies performed by independent environmental specialists and represent management's best current estimate of amounts that are expected to be incurred when the remediation work is performed within current laws and regulations or the terms of respective mining licenses.
Pre-stripping and stripping costs
Pre-stripping costs are the costs of removing overburden to expose ore after it has been determined that a commercially mineable deposit exists. These costs are capitalised as tangible fixed assets and, upon commencement of production, depreciated using the unit of production method based on proved and probable reserves.
Stripping costs incurred during the production phase to remove additional waste are deferred and charged to operating costs on the basis of the average life of mine stripping.
Leased assets
Assets acquired under finance leases are capitalised and the outstanding future lease obligations are shown in borrowings. Operating lease rentals are charged to the profit and loss account in equal amounts over the period of the lease.

ASHANTI GOLDFIELDS COMPANY LIMITED - NOTES TO THE GROUP FINANCIAL INFORMATION (continued)
2.
TURNOVER
2003
2002 2001
US$m
US$m US$m
Group
Bullion revenue
464.8
416.3 381.7
Cash (paid)/realised on maturing hedging contracts
(20.8)
16.9 39.0
Deferred hedging income
12.9
34.3 57.0
456.9
467.5 477.7
Joint venture
Bullion revenue
122.0
90.1 74.1
Cash (paid)/realised on maturing hedging contracts
(14.0)
(5.4) 2.6
108.0
84.7 76.7
Total
564.9
552.2 554.4
3.
EXCEPTIONAL ITEMS BEFORE TAXATION
2003
2002 2001
US$m
US$m US$m
Profit on sale of investments (note a.)
8.3
- -
Profit on sale of fixed assets (note b.)
4.7
- -
Interest payable (note c.)
2.7
- -
Other costs (note d.)
(5.4)
- -
Depreciation and amortisation (note e.)
(15.1)
- -
Refinancing and restructuring costs (note f.) - (23.5) -
Share of operating loss of joint venture (note g.) - (8.8) -
Other income (note g.)
-
8.8 -
(4.8)
(23.5) -
Notes:
a.
Ashanti sold its interest in the Mampon property near Obuasi to Bogoso Gold Limited and Golden Star Resources Limited for a cash consideration of US$9.5 million and realised a further US$0.5 million from the debenture held in Birim Goldfields. These resulted in a gain before taxes of US$8.3 million.
b.
The investment held in the joint venture in respect of the Youga property in Burkina Faso was sold for US$3.3 million resulting in a gain of US$2.7 million. Ashanti received insurance proceeds of US$3.0 million for the Company's damaged aircraft, which has since been scrapped. This resulted in a gain of US$2.0 million.
c.
The Company re-negotiated the terms of the Kimin loans. In consideration for Ashanti extending the terms of the guarantee currently in place in favour of the lender, it secured a reduction in the amounts owed from US$7.7 million to US$5.0 million. This reduction of US$2.7 million has been recognised as an exceptional gain within interest payable.
d.
During the fourth quarter, 358 workers at the Obuasi mine were made redundant at a cost of US$5.4 million.
e.
Having reviewed the challenging environment in which the Freda-Rebecca mine operates, Ashanti has recognised an impairment charge of US$15.1 million.
f.
Costs incurred in refinancing the Group's debt during 2002.
g.
As provided for in the sale and purchase agreement entered into in 2000 in respect of the Geita mine, AngloGold transferred the neighbouring Ridge 8 property to Geita during 2002. The consideration of US$17.6 million will be left outstanding until the project finance loans are fully repaid by Geita. AngloGold has transferred to Ashanti for no consideration, its 50 per cent share of the receivable which resulted in an exceptional gain of US$8.8 million. In line with Ashanti's accounting policy on exploration costs, the cost of this property was expensed.

ASHANTI GOLDFIELDS COMPANY LIMITED - NOTES TO THE GROUP FINANCIAL INFORMATION (continued)
4.
OPERATING PROFIT ANALYSIS BY BUSINESS AREA BEFORE EXCEPTIONAL ITEMS
12 months to 31 December 2003
Freda-
Hedging
Explora-
Corp.
Geita
Obuasi
Iduapriem
Bibiani
Siguiri
Rebecca
Income
tion
Admin.
Group
(50%)
Total
Production ozs 513,163 243,533 212,716 252,795 51,091 - - - 1,273,298 330,523 1,603,821
US$ million
Revenue - spot 187.1 89.8 77.6 91.7 18.6 - - - 464.8 122.0 586.8
Revenue
- hedging - - - - - (7.9) - - (7.9) (14.0) (21.9)
187.1 89.8 77.6 91.7 18.6 (7.9) - - 456.9 108.0 564.9
Cash operating costs
(111.2) (58.5) (46.0) (70.6) (13.7) - - - (300.0) (56.3) (356.3)
Other costs - (1.2) (0.3) (2.3) - - (4.5) (22.0) (30.3) (3.9) (34.2)
Royalties (6.0) (2.7) (2.3) (3.0) - - - - (14.0) (3.6) (17.6)
EBITDA*
69.9 27.4 29.0 15.8 4.9 (7.9) (4.5) (22.0) 112.6 44.2 156.8
Depreciation and amortisation
(30.8) (6.0) (11.2) (12.6) (5.6) - - (0.7) (66.9) (12.9) (79.8)
Operating (loss)/profit
2003
39.1 21.4 17.8 3.2 (0.7) (7.9) (4.5) (22.7) 45.7 31.3 77.0
2002
22.9 4.6 18.2 (3.4) 6.0 51.2 (3.9) (14.5) 81.1 16.7 97.8
* EBITDA - Earnings before interest, tax, depreciation and amortisation
Costs include audit fees of US$0.6 million (2002: US$0.5 million; 2001: US$0.4 million).
12 months to 31 December 2002
Freda-
Hedging
Explora-
Corp.
Geita
Obuasi
Iduapriem
Bibiani
Siguiri
Rebecca
Income
tion
Admin.
Group
(50%)
Total
Production ozs 537,219 185,199 242,432 269,292 98,255 - - - 1,332,397 289,522 1,621,919
US$ million
Revenue - spot 167.8 57.8 76.1 83.9 30.7 - - - 416.3 90.1 506.4
Revenue
- hedging - - - - - 51.2 - - 51.2 (5.4) 45.8
167.8 57.8 76.1 83.9 30.7 51.2 - - 467.5 84.7 552.2
Cash operating costs
(106.4) (43.0) (43.6) (61.9) (21.0) - - - (275.9) (47.2) (323.1)
Other costs (0.5) (0.9) (0.3) (4.8) - - (3.8) (16.5) (26.8) (4.8) (31.6)
Royalties (5.0) (1.7) (2.3) (2.9) - - - - (11.9) (2.7) (14.6)
Other income - - - - - - - 3.3 3.3 - 3.3
EBITDA*
55.9 12.2 29.9 14.3 9.7 51.2 (3.8) (13.2) 156.2 30.0 186.2
Depreciation and amortisation
(33.0) (7.6) (11.7) (17.7) (3.7) - (0.1) (1.3) (75.1) (13.3) (88.4)
Operating profit/(loss)
22.9 4.6 18.2 (3.4) 6.0 51.2 (3.9) (14.5) 81.8 16.7 97.8

ASHANTI GOLDFIELDS COMPANY LIMITED - NOTES TO THE GROUP FINANCIAL INFORMATION (continued)
12 months to 31 December 2001
Idua-
Freda-
Hedging Explora-
Corp.
Geita
Obuasi Ayanfuri
priem
Bibiani
Siguiri
Rebecca
Income
tion
Admin.
Group
(50%)
Total
Production ozs 528,451 11,517 205,103 253,052 283,199 102,654 - - - 1,384,003 272,781 1,656,784
US$ million
Revenue - spot 143.5 3.1 55.8 68.7 76.6 34.0 - - - 381.7 74.1 455.8
Revenue
- hedging - - - - - - 96.0 - - 96.0 2.6 98.6
143.5 3.1 55.8 68.7 76.6 34.0 96.0 - - 477.7 76.7 554.4
Cash operating costs
(101.4) (2.8) (44.0) (43.1) (62.2) (22.8) - - - (276.3) (38.9) (315.2)
Other costs - (1.0) (0.8) (2.2) - - - (6.5) (21.2) (31.7) (2.8) (34.5)
Royalties (4.3) (0.1) (1.7) (2.1) (2.6) - - - - (10.8) (2.2) (13.0)
EBITDA*
37.8 (0.8) 9.3 21.3 11.8 11.2 96.0 (6.5) (21.2) 158.9 32.8 191.7
Depreciation and amortisation
(37.5) (0.5) (4.9) (13.8) (18.6) (3.9) - (1.9) (1.2) (82.3) (12.6) (94.9)
Operating profit/(loss)
0.3 (1.3) 4.4 7.5 (6.8) 7.3 96.0 (8.4) (22.4) 76.6 20.2 96.8
5.
RECONCILIATION OF TOTAL COSTS
2003
2002
2001
Cash operating costs
US$m
US$m
US$m
Obuasi
111.2
106.4
101.4
Iduapriem
58.5
43.0
44.0
Bibiani
46.0
43.6
43.1
Ayanfuri
-
-
2.8
Siguiri
70.6
61.9
62.2
Freda-Rebecca
13.7
21.0
22.8
Geita (50%)
56.3
47.2
38.9
Total cash operating costs
356.3
323.1
315.2
Corporate administration cost
22.0
16.5
21.2
Exploration cost
4.5
3.8
6.5
Other costs
7.7
11.3
6.8
Royalties
17.6
14.6
13.0
Depreciation and amortisation
79.8
88.4
94.9
Other income
-
(12.1)
-
Exceptional costs
20.5
32.3
-
Total costs
508.4
477.9
457.6
6.
EMPLOYEES
2003
2002
2001
Number
Number
Number
The average number of employees of the group during the year was as follows:
Underground mining
4,384
4,602
4,777
Surface mining
678
447
543
Processing
1,878
1,978
1,896
Administration
2,564
2,914
2,973
9,504
9,941
10,189
Remuneration paid to directors of the Company (excluding amounts paid to Lonmin Plc in respect of Technical Services and the services of Mr S E Jonah) amounted to US$2.7 million (2002: US$2.9 million; 2001: US$2.5 million).

ASHANTI GOLDFIELDS COMPANY LIMITED - NOTES TO THE GROUP FINANCIAL INFORMATION (continued)
7.
NET INTEREST PAYABLE
2003
2002 2001
US$m
US$m US$m
Enlarged Revolving Credit Facility
8.0
5.0 -
Mandatorily Exchangeable Notes
2.2
1.4 -
Revolving Credit Facility
-
3.3 8.0
Exchangeable Notes
-
6.3 12.0
Other loans and finance charges
3.8
3.3 7.0
14.0
19.3 27.0
Interest receivable
(1.6)
(1.8) (5.4)
12.4
17.5 21.6
Share of interest payable by joint venture
4.5
5.1 7.8
16.9
22.6 29.4
Exceptional gain on re-negotiation of the Kimin loans (note 3(c))
(2.7)
- -
14.2
22.6 29.4
8.
TAXATION
2003
2002 2001
Restated
US$m
US$m US$m
Corporate tax
- Current year - group
0.3
0.2 6.6
- joint venture
1.7
0.1 -
- Prior years - group
(0.8)
(8.5) 8.2
- joint venture
-
0.2 -
Deferred tax
- group
-
11.3 (5.2)
- joint venture
2.9
(7.0) -
Tax charge/(credit) on profit on ordinary activities
4.1
(3.7) 9.6
Tax on exceptional items
0.8
- -
4.9
(3.7) 9.6
Deferred tax assets as at 31 December 2003 relating to tax losses have been recognised only to the extent that the latest forecasts indicate that they will be utilised against taxable profits within the immediate future. The total amount of deferred tax assets in respect of tax losses not recognised as at 31 December 2003 amounted to US$30.8 million (2002: US$37.2 million; 2001: US$58.5 million).
No deferred tax is recognised on the unremitted earnings of overseas subsidiaries and joint ventures.
Tax reconciliation
The standard rate of tax for the year, based on the Ghanaian tax rate for listed companies, is 30 per cent for 2003, 2002 and 2001. The difference from the standard corporate tax charge to actual tax charge for 2003, 2002 and 2001 is set out in the following reconciliation.

ASHANTI GOLDFIELDS COMPANY LIMITED - NOTES TO THE GROUP FINANCIAL INFORMATION (continued)
2003
2002 2001
US$m
US$m US$m
Profit before tax
55.3
51.7 67.4
Tax on profit on ordinary activities at standard rate
16.6
15.5 20.3
Factors affecting charge for the year
Capital allowances for the period in excess of depreciation
(2.4)
(1.9) (1.0)
Other short-term timing differences
2.2
0.3 2.5
Tax losses (utilised)/incurred in the year
(17.4)
(3.7) 6.8
Profits arising in foreign jurisdictions with different tax rates
2.3
(12.9) (29.1)
Group goodwill amortisation and other consolidation adjustments
2.0
3.6 2.2
Capital allowance uplifts
(1.3)
(1.0) (0.1)
Other permanent differences
-
0.4 5.0
Total actual current year corporate tax charge
2.0
0.3 6.6
9.
DIVIDEND
No dividends were paid or proposed for the year (2002: nil and 2001: nil).
10. EARNINGS PER SHARE
The calculation of earnings per share is based on earnings after tax and minority interests and the weighted average number of shares outstanding during the year of 128.5 million (2002: 119.1 million; 2001: 112.1 million). Earnings per share has been shown before and after exceptional items in order to show the impact of the exceptional items on the underlying results of the business.
Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue on the assumption of conversion of all dilutive potential ordinary shares. The Company has three categories of dilutive potential ordinary shares being, warrants (under the agreement with the Company's hedge counterparties), share options (under the Senior Management Share Option Scheme) where the exercise price is less than the average price of the Company's ordinary shares during the periods, and employee share incentive plans where shares are issued free to senior management provided certain criteria are met.

ASHANTI GOLDFIELDS COMPANY LIMITED - NOTES TO THE GROUP FINANCIAL INFORMATION (continued)
2003
2002 2001
Before exceptional items
Basic and diluted earnings attributable to
ordinary shareholders (US$m)
54.8
79.7 59.9
Weighted average number of ordinary shares (millions)
128.5
119.1 112.1
Dilutive warrants (millions)
2.3
5.3 0.8
Dilutive share options (millions)
2.1
1.6 0.8
Dilutive employee share incentive plans (millions)
0.8
0.6 0.5
Adjusted weighted average number of ordinary
shares (millions)
133.7
126.6 114.2
Basic earnings per share (US$)
0.43
0.67 0.53
Diluted earnings per share (US$)
0.41
0.63 0.52
After exceptional items
Basic and diluted earnings attributable to
ordinary shareholders (US$m)
49.2
56.2 59.9
Weighted average number of ordinary shares (millions)
128.5
119.1 112.1
Dilutive warrants (millions)
2.3
5.3 0.8
Dilutive share options (millions)
2.1
1.6 0.8
Dilutive employee incentive share plans (millions)
0.8
0.6 0.5
Adjusted weighted average number of ordinary
shares (millions)
133.7
126.6 114.2
Basic earnings per share (US$)
0.38
0.47 0.53
Diluted earnings per share (US$)
0.37
0.44 0.52

ASHANTI GOLDFIELDS COMPANY LIMITED - NOTES TO THE GROUP FINANCIAL INFORMATION (continued)
11. INTANGIBLE ASSETS
Goodwill
US$m
Cost
At 1 January 2001 and 31 December 2001
21.9
Additions 0.2
At 31 December 2002
22.1
Additions 0.7
Reductions (1.1)
At 31 December 2003
21.7
Amortisation
At 1 January 2001
0.4
Charge for the year 2.7
At 31 December 2001
3.1
Charge for the year 1.7
At 31 December 2002
4.8
Charge for the year 1.5
At 31 December 2003
6.3
Net book value
At 31 December 2003
15.4
At 31 December 2002 17.3
At 31 December 2001 18.8
The additional goodwill relates to contingent consideration of US$0.7 million (2002: US$0.2 million; 2001: US$ nil) which became payable in respect of the acquisition of Pioneer Goldfields Limited (Teberebie mine) in 2000, following increases in the gold price.
The reduction in goodwill is in respect of a re-negotiation of the amount of deferred consideration due in respect of Teberebie.

ASHANTI GOLDFIELDS COMPANY LIMITED - NOTES TO THE GROUP FINANCIAL INFORMATION (continued)
12. TANGIBLE FIXED ASSETS
Mine shafts,
development
Assets in
and pre-
Plant and
Processing
the course of
production
equipment
plants
Buildings
construction
Total
US$m
US$m
US$m
US$m
US$m
US$m
Cost
At 1 January 2001
800.5 529.4 414.3 90.9 8.5 1,843.6
Additions 29.8 6.4 0.8 0.2 10.1 47.3
Disposals - (3.8) (0.1) - - (3.9)
Transfers 6.0 5.9 4.3 - (16.2) -
At 31 December 2001
836.3 537.9 419.3 91.1 2.4 1,887.0
Additions 29.5 11.1 2.4 0.4 21.1 64.5
Disposals (2.8) (0.7) - (1.4) - (4.9)
Transfers (21.5) 2.3 16.0 13.9 (10.7) -
At 31 December 2002
841.5 550.6 437.7 104.0 12.8 1,946.6
Additions 26.5 13.0 5.3 0.3 39.3 84.4
Disposals (1.7) (12.9) - - - (14.6)
Transfers 2.8 1.0 11.9 - (15.7) -
At 31 December 2003
869.1 551.7 454.9 104.3 36.4 2,016.4
Depreciation
At 1 January 2001
569.8 339.3 238.2 50.5 - 1,197.8
Charges 23.1 28.2 21.9 6.4 - 79.6
Disposals - (3.3) - - - (3.3)
At 31 December 2001
592.9 364.2 260.1 56.9 - 1,274.1
Charges 19.0 27.7 20.2 6.5 - 73.4
Disposals (1.9) (0.7) - (1.0) - (3.6)
At 31 December 2002
610.0 391.2 280.3 62.4 - 1,343.9
Charges 17.3 22.4 21.8 3.9 - 65.4
Provision for impairment
- 1.2 8.0 5.9 - 15.1
Disposals (0.5) (10.9) - - - (11.4)
At 31 December 2003
626.8 403.9 310.1 72.2 - 1,413.0
Net book value
At 31 December 2003
242.3 147.8 144.8 32.1 36.4 603.4
At 31 December 2002 231.5 159.4 157.4 41.6 12.8 602.7
At 31 December 2001 243.4 173.7 159.2 34.2 2.4 612.9
The net book value of tangible fixed assets includes US$2.1 million (2002: US$ 3.5 million; 2001: US$4.1 million) in respect of assets held under finance leases included within buildings.
2003
2002 2001
US$m
US$m US$m
Group capital commitments
Contracts placed but not provided for 49.3 13.1 2.7

ASHANTI GOLDFIELDS COMPANY LIMITED - NOTES TO THE GROUP FINANCIAL INFORMATION (continued)
13. INVESTMENTS
The Group's investment in joint ventures is in respect of its 50 per cent interest in the Geita mine in Tanzania. This interest is accounted for under the gross equity basis of accounting.
Investment in
Loans to
Other
joint ventures
joint ventures
investments
Total
US$m
US$m
US$m
US$m
At 1 January 2001 69.3 31.1 1.5 101.9
Share of retained profit for the year 12.4 - - 12.4
At 31 December 2001 81.7 31.1 1.5 114.3
Share of retained profit for the year 9.5 - - 9.5
At 31 December 2002 91.2 31.1 1.5 123.8
Share of retained profit for the year 22.2 - - 22.2
Loans repaid by joint venture - (30.0) - (30.0)
Sale of investments - - (1.5) (1.5)
At 31 December 2003 113.4 1.1 - 114.5
The Group's share of net assets of joint ventures can be analysed as follows:
2003
2002
2001
US$m
US$m
US$m
Intangible assets 50.9 54.8 59.2
Tangible assets 110.4 103.5 103.4
Current assets 31.9 46.8 27.6
Creditors due within one year (28.3) (30.5) (23.9)
Creditors due after more than one year and provisions (51.5) (83.4) (84.6)
Share of net assets 113.4 91.2 81.7

ASHANTI GOLDFIELDS COMPANY LIMITED - NOTES TO THE GROUP FINANCIAL INFORMATION (continued)
The principal subsidiary and associated undertakings are:
Company and country of incorporation
Principal
Class of
Interest in
activities
shares held
per cent
Ghana
Ashanti Goldfields (Bibiani) Limited Gold Mining Ordinary
No par value 100
Ghanaian-Australian Goldfields Limited Gold Mining Ordinary
No par value 80
Teberebie Goldfields Limited Gold Mining Ordinary
No par value 90
Guinea
Societe Ashanti Goldfields de Guinee S.A. Gold Mining Ordinary 85
Zimbabwe
Ashanti Goldfields Zimbabwe Limited Gold Mining Ordinary 100
Isle of Man
Ashanti Treasury Services Limited Treasury Ordinary 100
Geita Treasury Services Limited Treasury Ordinary 100
Cayman Islands
Ashanti Capital Limited Financing Ordinary 100
Ashanti Finance (Cayman) Limited Financing Ordinary 100
Ashanti Capital (Second) Limited Financing Ordinary 100
United Kingdom
Ashanti Goldfields Services Limited Holding Company Ordinary 100
Associated Companies
Geita Gold Mining Limited (Tanzania) Gold Mining Ordinary 50
Geita Management Company Limited (Isle of Man)
Treasury Ordinary 50
14. STOCKS
2003
2002 2001
US$m
US$m US$m
Mine stores
44.3
51.1 52.6
Ore in stockpiles
17.0
20.1 16.2
Gold in process
7.1
5.4 4.7
68.4
76.6 73.5

ASHANTI GOLDFIELDS COMPANY LIMITED - NOTES TO THE GROUP FINANCIAL INFORMATION (continued)
15. DEBTORS
2003
2002 2001
Restated
US$m
US$m US$m
Due within one year:
Sundry debtors
33.2
10.3 10.8
Prepayments
6.0
3.7 2.4
Deferred expenses
-
- 2.9
Deferred tax
-
- 6.9
39.2
14.0 23.0
Due after more than one year:
Sundry debtors
-
8.8 -
39.2
22.8 23.0
16. CASH
2003
2002 2001
US$m
US$m US$m
Cash at bank and in hand
52.6
17.1 32.8
Gold and cash in transit
20.2
24.2 22.4
72.8
41.3 55.2
Cash at bank in 2001 includes US$8.7 million on deposit with Standard Chartered Bank in Ghana as collateral for a loan to Ashanti Goldfields Zimbabwe Limited.
17. CREDITORS
2003
2002 2001
US$m
US$m US$m
Amounts falling due within one year:
Trade creditors
36.2
45.2 40.5
Deferred purchase consideration
4.7
3.0 7.3
Accruals and deferred income
90.4
82.9 107.2
131.3
131.1 155.0
Amounts falling due over one year:
Deferred purchase consideration
-
5.8 8.8
Accruals and deferred income
3.6
18.2 41.0
3.6
24.0 49.8
Of the total deferred purchase consideration, US$4.7 million (2002: US$8.8 million; 2001: US$11.3 million) is in respect of the acquisition of Teberebie in 2000. In 2001, US$4.8 million was due in respect of Golden Shamrock Mines Limited.
Accruals and deferred income of US$94.0 million includes US$11.3 million (2002: US$27.8 million; 2001: US$65.6 million) in respect of deferred hedging income arising from the early close of hedging contracts.

ASHANTI GOLDFIELDS COMPANY LIMITED - NOTES TO THE GROUP FINANCIAL INFORMATION (continued)
18. BORROWINGS
2003
2002 2001
US$m
US$m US$m
Mandatorily Exchangeable Notes (note a.)
75.0
75.0 -
Enlarged Revolving Credit Facility (note b.)
135.5
144.5 -
Project finance loans (note c.)
24.3
23.4 25.0
5
1
/
2
% Exchangeable Notes
-
- 217.5
Revolving Credit Facility
-
- 55.0
Bank loans and overdrafts
5.4
8.2 21.6
Finance leases
2.1
3.5 4.1
Aviation loans
-
2.3 2.7
242.3
256.9 325.9
Repayments falling due:
Between one and two years
45.1
2.0 267.7
Between two and five years
92.0
136.3 31.9
After five years
80.3
115.9 1.0
After more than one year
217.4
254.2 300.6
Within one year
24.9
2.7 25.3
242.3
256.9 325.9
Notes:
(a)
The US$75.0 million of Mandatorily Exchangeable Notes ("MENs") are exchangeable into Ordinary Shares on either of the following events:
(i)
the completion date of the first rights issue ("Rights Issue") by the Company undertaken following the date of the MENs Deed Poll; or
(ii)
Ashanti serving a notice of exchange upon the holders of the MENs at any time after the date falling 18 months after the issue of the MENs.
The MENs are exchangeable into Ordinary Shares at an exchange price of the lower of US$5.40 and the price at which the Company issues Ordinary Shares pursuant to the Rights Issue.
The MENs (if not already exchanged) will be redeemable for cash on the earlier of:
(i)
a takeover offer for the Company, or a scheme of arrangement of the Company, becoming effective; or
(ii)
the date of maturity, being 30 June 2008.
Interest on the MENs is being accrued at the rate of the Enlarged RCF but such interest only becomes payable if the MENs are redeemed for cash following one of the two events above. Any interest accrued will be deemed to be part of the consideration upon conversion of the MENs into equity.
(b)
The Enlarged Revolving Credit Facility ("Enlarged RCF") is stated net of deferred loan fees of US$3.5 million which is being amortised over the term of the loan. The Enlarged RCF replaced the Revolving Credit Facility outstanding at 31 December 2001. The Enlarged RCF will be repaid in eight semi-annual instalments each of US$20 million starting 12 months after the first drawdown with a further final instalment of US$40 million. The term of the loan is five years from 28 June 2002.
The interest rate applicable to the Enlarged RCF increases over the life of the loan. The interest rate is as follows:
(i)
Years 1 and 2 - US dollar London Interbank Offer Rate (US LIBOR) plus 1.75 per cent; and
(ii)
Years 3, 4 and 5 - US LIBOR plus 2.00 per cent.
Financial covenants provide that the ratio of consolidated net debt to consolidated EBITDA (based on the definitions in the Enlarged RCF) is no greater than 2.50:1 for the 12-month period ended on 31 December 2002, decreasing incrementally to 1.50:1 for any 12-month period ending after 30 June 2004 and that the ratio of consolidated EBITDA to consolidated net interest payable (based on the definitions in the Enlarged RCF) is not less than 4.50:1 for the 12-month period ended 31 December 2002, increasing incrementally to 6.00:1 for any 12-month period ending after 30 June 2004.
Additionally, consolidated tangible net worth is not to be less than US$415.0 million at any time, and consolidated net debt is not to exceed 50 per cent of the consolidated tangible net worth for the periods ending on or before 30 June 2004 and for the relevant periods thereafter shall not exceed 40 per cent of the consolidated tangible net worth. The Enlarged RCF also contains default provisions, including cross-default provisions.

ASHANTI GOLDFIELDS COMPANY LIMITED - NOTES TO THE GROUP FINANCIAL INFORMATION (continued)
The lenders under the Enlarged RCF have security over all the hedging contracts entered into by Ashanti Treasury Services Limited and Geita Treasury Services Limited, gold refining and purchasing agreements, insurance contracts, gold in transit and bank accounts. Security has also been granted over substantially all the assets of the Company and Ashanti Goldfields (Bibiani) Limited located in Ghana including the mining leases relating to the Obuasi and Bibiani mines. Ashanti also agreed to use its best endeavours to give security over its shares in Cluff Resources Limited, which owns the Geita mine. In addition, Ashanti has effected a political risk insurance policy, or PRI, of up to US$131.0 million in relation only to Ghana for the benefit of the lenders who, prior to the closing of syndication, elected to the benefit of PRI. The Group under its Enlarged RCF had undrawn committed borrowing facilities of US$21.0 million as at 31 December 2003.
(c)
The project finance loans of US$24.3 million (2002: US$23.4 million; 2001: US$25.0 million) are in respect of loans provided to subsidiaries Ghanaian-Australian Goldfields Limited and Teberebie Goldfields Limited and are secured by fixed and floating charges over their respective assets.
19. FINANCIAL INSTRUMENTS
Debtors and creditors arising directly from the Group's operations and gold in transit are excluded from the following disclosures.
Interest rate profile of financial liabilities
The interest rate profile of the Group's financial liabilities at 31 December 2003, 2002 and 2001, which are predominately US dollar denominated were as follows:
Fixed rate borrowings
Weighted
Weighted
average
average
time
Floating rate
Fixed rate
Total gross
interest
for which
borrowings
borrowings
borrowings
rate
period fixed
US$m
US$m
US$m
%
Years
31 December 2003 242.3 - 242.3 - -
31 December 2002 256.9 - 256.9 - -
31 December 2001 108.4 217.5 325.9 5.5 1.2
Interest on floating rate borrowings are determined primarily by reference to US LIBOR.
Interest rate profile of financial assets
The interest rate profile of the Group's financial assets at 31 December 2003, 2002 and 2001 which are predominately US dollar denominated were as follows:
Fixed rate
Floating rate
Interest free
Total
US$m
US$m
US$m
US$m
31 December 2003 - 49.1 3.5 52.6
31 December 2002 - 16.5 0.6 17.1
31 December 2001 - 32.0 0.8 32.8
The financial assets of the Group comprise cash at bank and in hand.
Currency exposures
The Group had no significant currency exposures given that all revenues are US dollar denominated as are the majority of its costs, monetary assets and financial liabilities.

ASHANTI GOLDFIELDS COMPANY LIMITED - NOTES TO THE GROUP FINANCIAL INFORMATION (continued)
Fair values of financial assets and liabilities
The fair value of the Group's financial instruments were as follows:
2003
2002 2001
Book
Fair
Book Fair Book Fair
value
value
value value value value
US$m
US$m
US$m US$m US$m US$m
Financial instruments held or issued to finance the Group's operations:
Long-term convertible debt - - - - 217.5 178.4
Long-term borrowings
217.4
217.4
254.2 254.2 83.1 83.1
Short-term borrowings
24.9
24.9
2.7 2.7 25.3 25.3
Cash
52.6
52.6
17.1 17.1 32.8 32.8
Derivative financial instruments to hedge the Group's exposure to gold price risk:
Forwards
-
(400.8)
- (56.0) - 117.6
European Put options
-
28.4
- 24.9 - 51.0
European Call options granted
-
(153.2)
- (102.7) - (48.3)
Convertible structures
-
-
- - - 10.5
Lease rate swaps
-
(6.6)
- (16.2) - (42.0)
Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties. The following methods and assumptions were used by the Group in estimating its fair value disclosure for financial instruments:
Cash and other equivalents - The estimated fair value of these financial instruments approximates their carrying values due to their short maturities.
Derivative financial instruments - Market values have been used to determine the fair value of lease rate swaps, call and put options, convertible structures and forward contracts based on estimated amounts the Group would receive or have to pay to terminate the agreements, taking into account the current interest rate environment or current rates for similar options on forward contracts.
Long-term debt - The estimated fair values of the Group's long-term debt are based on current interest rates available to the Group for debt instruments with similar terms and remaining maturities.

ASHANTI GOLDFIELDS COMPANY LIMITED - NOTES TO THE GROUP FINANCIAL INFORMATION (continued)
Hedging
It is the Group's policy to hedge the risk of movements in the gold price using several types of derivative financial instruments.
Gains and losses on instruments used for hedging the gold price are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on the instruments used for hedging and the movements therein, are as follows:
Net Gains/
Gains
Losses
(Losses)
US$m
US$m
US$m
Unrecognised gains/(losses) on hedges at 1 January 2001 124.5 (4.5) 120.0
Gains arising in previous years recognised in the year (54.4) - (54.4)
Gains/(Losses) arising before 1 January 2001 not recognised in the year
70.1 (4.5) 65.6
Gains/(Losses) arising in the year and not recognised - - -
Unrecognised gains/(losses) on hedges at 31 December 2001 70.1 (4.5) 65.6
Gains/(Losses) expected to be recognised within one year 34.7 - 34.7
Gains/(Losses) expected to be recognised after one year 35.4 (4.5) 30.9
Net Gains/
Gains
Losses
(Losses)
US$m
US$m
US$m
Unrecognised gains/(losses) on hedges at 1 January 2002 70.1 (4.5) 65.6
Gains arising in previous years recognised in the year (34.7) - (34.7)
Gains/(Losses) arising before 1 January 2002 not recognised in the year
35.4 (4.5) 30.9
Gains/(Losses) arising in the year and not recognised 2.9 (6.0) (3.1)
Unrecognised gains/(losses) on hedges at 31 December 2002 38.3 (10.5) 27.8
Gains/(Losses) expected to be recognised within one year 20.0 (5.3) 14.7
Gains/(Losses) expected to be recognised after one year 18.3 (5.2) 13.1
Net Gains/
Gains
Losses
(Losses)
US$m
US$m
US$m
Unrecognised gains/(losses) at 1 January 2003
38.3
(10.5)
27.8
(Gains)/Losses arising in previous years recognised in the year
(20.0)
5.3
(14.7)
Gains/(Losses) arising before 1 January 2003 not recognised in the year
18.3
(5.2)
13.1
Gains/(Losses) arising in 2003 and not recognised
-
(1.8)
(1.8)
Unrecognised gains/(losses) on hedges at 31 December 2003
18.3
(7.0)
11.3
Gains/(Losses) expected to be recognised within one year
18.3
(7.0)
11.3

ASHANTI GOLDFIELDS COMPANY LIMITED - NOTES TO THE GROUP FINANCIAL INFORMATION (continued)
20. PROVISIONS FOR LIABILITIES AND CHARGES
Deferred
Site
tax rehabilitation
Total
US$m
US$m
US$m
At 1 January 2001 Restated - 14.6 14.6
Charge for the year - 3.3 3.3
At 31 December 2001 Restated - 17.9 17.9
Charge for the year 4.4 2.7 7.1
At 31 December 2002 4.4 20.6 25.0
Charge for the year - 5.6 5.6
Utilised during the year - (2.8) (2.8)
At 31 December 2003 4.4 23.4 27.8
The site rehabilitation provision is expected to be utilised over the next 20 years.
2003
2002 2001
Restated
US$m
US$m US$m
Deferred tax
Provision for deferred tax consists of the following amounts:
Arising on fixed assets
144.9
141.9 168.4
Other timing differences
(5.1)
(5.3) (2.3)
Tax losses carried forward
(135.4)
(132.2) (173.0)
4.4
4.4 (6.9)
The deferred tax assets as at 31 December 2001 of US$6.9 million is included in debtors (see note 15).
21. STATED CAPITAL
Number of shares
Authorised
200,000,000 ordinary shares of no par value 200,000,000
1 special rights redeemable preference share of no par value 1
200,000,001
Issued
Stated capital
shares
US$m
Allotted and fully paid
At 1 January 2003:
Ordinary shares of no par value in issue 126,893,915 588.0
Issue of shares at US$3.00 in respect of the exercise of the warrants 3,593,053 11.0
At 31 December 2003:
Ordinary shares of no par value in issue 130,486,968 599.0
Ordinary shares in treasury 556,987* -
1 special rights redeemable preference share of no par value 1 -
131,043,956 599.0
* The 556,987 ordinary shares held in treasury do not qualify for dividends and do not have voting rights.

ASHANTI GOLDFIELDS COMPANY LIMITED - NOTES TO THE GROUP FINANCIAL INFORMATION (continued)
Based on the prices quoted on the NYSE, the Company's share price traded between a high of US$14.20 and a low of US$4.25. As at 31 December 2003, the Company's market capitalisation based on a share price of US$13.04 on that date was US$1.70 billion.
The Government holds the special rights redeemable preference share of no par value (the "Golden Share"). The Golden Share is non-voting but the holder is entitled to receive notice of and to attend and speak at any general meeting of the members or at any separate meeting of the holders of any class of shares. On winding up, the Golden Share has a preferential right to return of capital, the value of which will be 1,000 cedis.
The Regulations of the Company provide that certain matters, principally matters affecting the rights of the Golden Share, the winding up of the Company or the disposal of a material part of its assets, shall be deemed to be a variation of the rights attaching to the Golden Share and shall be effective only with the written consent of the holder of the Golden Share.
All of the ordinary shares in issue rank pari passu in all respects.
On 30 April 2003, the Company in general meeting passed a special resolution renewing an existing authority to make market purchases of its own shares up to an aggregate of 12,600,000 ordinary shares at a price per share (exclusive of expenses) of not more than 5 per cent above the average of the middle market quotations for the shares taken from the Daily Official List of the LSE for the five business days immediately before the date of purchase. However, the Company did not utilise this authority. The authority for the Company to purchase its own shares will expire on 30 July 2004 or at the conclusion of the Annual General Meeting in 2004 (if it is held).
In November 1999, pursuant to an agreement with the Company's hedge counterparties, a wholly-owned subsidiary, Ashanti Warrants Limited, issued unlisted warrants to subscribe for Mandatorily Exchangeable Securities under which the securityholders have the option of converting the securities into ordinary shares at a conversion price of US$3 per share. The warrants were issued in three equal tranches with expiry dates of 28 April 2004, 28 October 2004 and 28 April 2005. As at 1 January 2003 there were 5,889,879 outstanding warrants. During 2003, a total of 3,593,053 warrants were exercised at US$3 leaving 2,296,826 warrants outstanding at 31 December 2003.
The conversion rights of the remaining warrants could give rise to the issue of up to 2,296,826 ordinary shares.
In June 2002, the Group issued US$75.0 million of MENs which are exchangeable into ordinary shares at an exchange price of the lower of US$5.40 and the price at which Ashanti's ordinary shares will be issued pursuant to the rights issue. At a price of US$5.40 this could give rise to an issue of 13.9 million Ashanti ordinary shares. Pursuant to the subscription agreements for the MENs, Ashanti was obliged to use its best efforts to complete a rights issue by 28 December 2003. In light of the proposed merger with AngloGold, Ashanti agreed with Lonmin and the Government that the period to effect the rights issue would be extended to 28 December 2004. On implementation of the merger, the MENs will be redeemed in accordance with the terms.
The AGC Senior Management Share Option Scheme
As at 31 December 2000, options granted to directors and staff over 8,296,772 shares remained outstanding. As part of the review of the Company's remuneration arrangements conducted prior to the Annual General Meeting on 25 April 2001, option holders were invited to cancel all outstanding options voluntarily. The proposal was made on the basis that for every 10 shares then under option a new option would be granted over three shares.
In the case of executive directors and certain members of the Company's senior management, their outstanding "underwater" options were required to be surrendered in order to receive any further awards under the Company's long-term incentive plans.
Options over 5,364,485 shares in respect of other senior management and 508,050 shares in respect of executive directors were cancelled in accordance with the invitation. Options over 2,189,787 shares lapsed. Options over a further 396,716 shares lapsed under the rules of this scheme on 31 December 2002.

ASHANTI GOLDFIELDS COMPANY LIMITED - NOTES TO THE GROUP FINANCIAL INFORMATION (continued)
Following the cancellation, re-grant and lapsing of options described above, and subsequent award of options on 22 August 2002, the total number of ordinary shares over which executive directors and senior management held options as at 31 December 2003 is as set out below:
Period of exercise
Option
Number of
price ordinary shares of
Code
US$
no par value
13 July 2003 - 12 July 2010 A 1.66 40,000
28 August 2003 - 27 August 2010 B 2.55 50,000
3 May 2004 - 2 May 2011 (Replacement Options) C 2.29 1,445,844
3 May 2004 - 2 May 2011 D 2.29 906,290
22 August 2005 - 21 August 2012 E 4.88 599,560
3,041,694
All options granted on 3 May 2001 were granted with exercise prices of US$2.29. They ordinarily become exercisable on 3 May 2004 and lapse on 2 May 2011. Options granted on 22 August 2002 were granted with an exercise price of US$4.88 and ordinarily become exercisable on 22 August 2005 and lapse on 21 August 2012. No options were granted in 2003.
An analysis of options held by directors as at 31 December 2003 using the codes shown above is set out below:
B
C
D
E
Total
S E Jonah - 87,000 173,664 79,700 340,364
M Botsio-Phillips - 13,500 18,760 14,130 46,390
*E D Ofori Atta - 13,500 16,509 12,430 42,439
*T S Schultz - 38,415 55,229 39,000 132,644
S Venkatakrishnan 50,000 - 52,828 37,300 140,128
50,000 152,415 316,990 182,560 701,965
*Retired on 31 December 2003.
22. DIRECTORS' INTERESTS
The beneficial interests, including family interests, of the directors holding office at the end of the year in ordinary shares of the Company are set out below:
Shares
Shares under options granted
1 January
31 December
1 January
31 December
2003
2003
2003
2003
M E Beckett 1,873 1,873 - -
S E Jonah 59,690 64,190 340,364 340,364
T E Anin 53 53 - -
M Botsio-Phillips 100 2,350 46,390 46,390
L Chalker - - - -
C A Crocker - - - -
T Gibian 20,000 20,000 - -
G E Haslam - - - -
M P Martineau - - - -
N J Morrell - - - -
*E D Ofori Atta 553 2,803 42,439 42,439
*T S Schultz 31,245 20,463 132,644 132,644
S Venkatakrishnan - 2,250 140,128 140,128

ASHANTI GOLDFIELDS COMPANY LIMITED - NOTES TO THE GROUP FINANCIAL INFORMATION (continued)
The AGC 1994 Employee Share Scheme
The shareholder approved AGC Employee Share Scheme replaced the Performance Share Plan in 2001.
Under the AGC 1994 Employee Share Scheme, executive directors and key employees receive Ashanti's shares for free if specified challenging internal and/or external performance conditions are achieved. For the awards set out under Category `A' below, these targets must be met over the three-year period following the making of the award. Provided those targets are met, the shares are then transferred to participants free of charge at the end of that period. In respect of awards set out under Category `B' below, such targets had to be met before the awards were made after which the shares were awarded and are to be held in trust for three years from the date of award, on expiry of which they will be transferred to participants free of charge. On 22 August 2002, Ashanti issued, 234,571 new Ashanti ordinary shares under this scheme of which 129,871 ordinary shares were awarded to executive directors.
As at 31 December 2003 the following awards have been made to the directors holding office at the end of the year under the AGC 1994 Employee Share Scheme:
Shares awarded under the AGC
1994 Employee Share Scheme
Name
Category `A'
Category `B'
S E Jonah - 64,040
M Botsio-Phillips 12,000 9,036
*E D Ofori Atta 10,560 8,000
*T S Schultz 35,328 24,940
S Venkatakrishnan 33,792 23,855
91,680 129,871
*Retired on 31 December 2003.
The final tranche of shares awarded under the Performance Share Plan in July 2000 vested on 4 July 2003. Participants including directors holding office earned 75 per cent of awards and shares were transferred to them accordingly.
Between 1 January 2004 and 10 February 2004, there were no changes in the above directors' interests.
23. RESERVES
Profit
Non-
and
distributable
loss
share deals
account
account
Total
US$m
US$m
US$m
At 1 January 2001 (277.0) 19.0 (258.0)
Retained profit for 2001 59.9 - 59.9
At 31 December 2001 (217.1) 19.0 (198.1)
Retained profit for 2002 56.2 - 56.2
At 31 December 2002 (160.9) 19.0 (141.9)
Retained profit for 2003 49.2 - 49.2
At 31 December 2003 (111.7) 19.0 (92.7)
Group reserves as at 1 January 2002 have been restated for the adoption of FRS 19 (see note 27).
In accordance with the Ghana Companies Code 1963 (Act 179), all transactions relating to the purchase and re-issue of the Company's own shares are recorded in a non-distributable share deals account.
Group reserves is after goodwill written off in previous years of US$476 million (2002: US$476 million; 2001: US$476 million) arising on the acquisition of subsidiary undertakings.

ASHANTI GOLDFIELDS COMPANY LIMITED - NOTES TO THE GROUP FINANCIAL INFORMATION (continued)
24. RECONCILIATION OF OPERATING PROFIT BEFORE EXCEPTIONAL OPERATING COSTS TO
OPERATING CASH FLOWS
2003
2002 2001
US$m
US$m US$m
Total operating profit before exceptional operating costs
77.0
97.8 96.8
Share of operating profit in joint venture
(31.3)
(16.7) (20.2)
Operating profit excluding joint venture
45.7
81.1 76.6
Depreciation and amortisation
66.9
75.1 82.3
Loss on disposal of fixed assets
-
- 0.6
Decrease/(Increase) in stocks
8.2
(3.1) 4.3
(Increase)/Decrease in debtors
(16.1)
0.2 2.0
Decrease in creditors
(3.6)
(0.7) (16.7)
Decrease in deferred hedging income
(16.5)
(37.8) (57.0)
Increase in provisions
2.8
2.7 3.3
Outflows related to exceptional costs
(1.1)
(22.3) -
Net cash inflow from operating activities
86.3
95.2 95.4
25. FINANCING
2003
2002 2001
US$m
US$m US$m
Enlarged Revolving Credit Facility - drawdowns
-
190.0 -
- repayments
(10.0)
(41.0) -
Mandatorily Exchangeable Notes - drawdown
-
75.0 -
Issue of ordinary shares
10.8
41.8 -
5
1
/
2
% Exchangeable Notes - repayments
-
(218.6) -
Revolving Credit Facility - repayments
-
(55.0) (33.8)
Other - repayments
(9.4)
(11.4) (6.8)
(8.6)
(19.2) (40.6)
26. ANALYSIS OF NET DEBT
Other
Other
Other
non-
non-
non-
At
cash
At
cash
At
cash
At
1 Jan
Cash
move-
31 Dec
Cash
move-
31 Dec
Cash
move-
31 Dec
2001
flow
ments
2001
flow
ments
2002
flow
ments
2003
US$m
US$m
US$m
US$m
US$m
US$m
US$m
US$m
US$m
US$m
Cash at bank
32.8
(8.7)
-
24.1
(7.9)
-
16.2
34.6
-
50.8
Bank overdraft
(3.5)
(1.7)
-
(5.2)
4.6
-
(0.6)
-
-
(0.6)
Cash
29.3
(10.4)
-
18.9
(3.3)
-
15.6
34.6
-
50.2
Gold in transit and restricted cash (liquid resources)
40.8
(9.7)
-
31.1
(6.0)
-
25.1
(3.1)
-
22.0
Borrowings
(362.2)
40.6
0.9
(320.7)
61.0
3.4
(256.3)
19.4
(4.8)
(241.7)
Net debt
(292.1)
20.5
0.9
(270.7)
51.7
3.4
(215.6)
50.9
(4.8)
(169.5)

ASHANTI GOLDFIELDS COMPANY LIMITED - NOTES TO THE GROUP FINANCIAL INFORMATION (continued)
27. PRIOR YEAR ADJUSTMENT
The Group adopted FRS 19 during 2002. As a result the comparative figures have been restated to reflect the new accounting policy on deferred tax. The effects of the changed policy as compared to the Group's previous policy are:
(a) the tax charge for 2002 increasing by US$6.6 million (2001: increase of US$2.8 million);
(b) shareholders' funds in 2001 increasing by US$8.8 million, represented by a US$6.9 million increase in debtors and a US$1.9 million reduction in provisions for liabilities and charges.
28. RELATED PARTY TRANSACTIONS
Ashanti's principal shareholder is Lonmin Plc ("Lonmin") which holds a 27.6 per cent interest in the Company.
On 3 March 2003, Ashanti announced that as of 1 March 2003 it had terminated the Technical Services Agreement (the "TSA") with Lonmin. Under the TSA, Lonmin had provided technical services and the services of Mr S E Jonah to the Group for which it received US$0.2 million in 2003 (2002: US$0.8 million, 2001: US$0.7 million).
Another major shareholder is the Government of Ghana. The Group pays royalties, corporate and other taxes and utility charges in the normal course of business to the Government and associated authorities. Amounts paid during the year totalled approximately US$38 million (2002: US$ 48 million; 2001: US$51 million).
On 31 December 2003, Geita Gold Mining Limited made a distribution of US$30 million in partial repayment of outstanding shareholder loans. AngloGold agreed that US$15 million of the distribution that would otherwise have been payable to the AngloGold Group should instead be paid directly to the Ashanti Group. Following this repayment, the total principal amount of shareholder loans including accrued interest owed to the Ashanti Group was US$14.1 million. On 3 February 2004, AngloGold Geita Holdings Limited, a subsidiary of AngloGold, agreed to purchase this residual shareholder loan at par
On 3 February 2004, SMI Holdings Limited, a subsidiary of AngloGold, agreed to provide an unsecured loan facility of up to US$20 million to Ashanti Capital Limited, payable in two equal tranches. The first tranche can be drawn down at any time with five days' notice. The second tranche can be drawn down on five days' notice, subject to Ashanti providing evidence that: (a) it has fully utilised the existing headroom under the Enlarged RCF; and (b) all reasonable methods of raising finance by way of hedging and/or derivative transactions have been exhausted (subject to remaining in compliance with Ashanti's hedging policy and subject to the terms of the transaction agreement with AngloGold). On payment of any amount in respect of the second tranche, AngloGold is entitled to issue a notice specifying that no further capital expenditure shall be incurred in connection with the Siguiri project before the second tranche has been repaid in full, save for amounts that become due and payable under the terms of agreements entered into before the date of the notice. Interest is payable on the loan at the rate (inclusive of PRI premium) applicable to the Enlarged RCF. In certain circumstances, the Loan is subordinated to the terms of the Enlarged RCF. Each tranche of the loan is repayable on the earlier of the first anniversary of the date on which the first advance is made and 31 March 2005, subject to such subordination. AngloGold also agreed to provide a guarantee to Ashanti of up to US$6 million in respect of certain plant and machinery purchase agreements.
In June 2002, Ashanti Capital (Second) Limited issued US$75 million of mandatorily exchangeable notes ("MENs"). The MENs are held entirely by Lonmin, with the Government of Ghana having an option over certain of the MENs. Pursuant to the subscription agreements for the MENs, Ashanti was obliged to use its best efforts to complete a rights issue by 28 December 2003. In light of the proposed merger with AngloGold, Ashanti agreed with Lonmin and the Government that the period to effect the rights issue would be extended to 28 December 2004. On implementation of the Merger, the MENs will be redeemed in accordance with their terms.

ASHANTI GOLDFIELDS COMPANY LIMITED - NOTES TO THE GROUP FINANCIAL INFORMATION (continued)
29. CONTINGENT LIABILITIES
US Class Actions
The consolidated class action which was commenced in the year 2000, is pending against the Company and one officer and director and one former director under United States Federal Securities laws in the United States District Court for the Eastern District of New York. The complaint alleges non-disclosures and misstatements regarding Ashanti's hedging position and hedging programme. The plaintiffs contend that the Company and the individual defendants' actions violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated under that Act. The plaintiffs seek unspecified damages, attorneys' and experts' fees and other reliefs. The damages sought by the plaintiffs have not yet been specified, as is common practice in US litigation the current stage of proceedings.
The Company continues to vigorously defend the action. Depositions of key witnesses have been taken. Certain pre-trial motions filed by both parties have yet to be resolved by the trial court. Although the Company cannot make any assurances regarding the ultimate result of the litigation at this stage, based on its current knowledge, it believes that the outcome will have no material adverse effect on the Company's financial position.
Kimin - Employee Actions
A number of expatriate employees instituted an action against Kilo-Moto Mining Corporation ("Kimin"), a subsidiary of Ashanti, and against Ashanti in the Brussels Labour Court for arrears of salary, severance payments and payment in lieu of holiday. Other claims have been made against the Company and Kimin by other ex-employees, consultants and third party creditors. The Company is currently evaluating these claims. Based on information currently available, the Company believes that this potential liability has been reasonably provided for in its financial statements.
Siguiri - Tax Demands
The Government of the Republic of Guinea has demanded 22.6 billion Guinean francs (approximately US$11.3 million) from Societe Ashanti Goldfields de Guinee S.A. ("SAG") in respect of withholding and other taxes. SAG has a Convention de Base with the Republic of Guinea which provides for exemptions from these items and is therefore contesting this demand.

Part VII: IFRS reconciliation in Relation to Ashanti Financial Information
1.
DISCUSSION OF THE QUALITATIVE DIFFERENCES BETWEEN UK GAAP AND IFRS
The accounting policies under which the consolidated financial statements of Ashanti are prepared conform with UK GAAP, which differs in certain respects with IFRS. Differences, which may have a significant effect on the consolidated net income and shareholders' equity, are set out below. This summary and the explanation of the differences is not intended to be a comprehensive IFRS report.
Impairment Charges - Tangible Fixed Assets. In the assessment of long-lived assets for impairment under UK GAAP, the recoverable amount based on discounted cash flows includes future hedging income which is compared to the assets' carrying value. Under IFRS, hedging income is only included in the future cash flows for off balance sheet commodity contracts when an assessment for impairment is made.
Derivative Financial Instruments. Under UK GAAP, Ashanti accounts for all derivative contracts using hedge accounting; however, there is no accounting standard dealing with the recognition and measurement of derivative financial instruments.
Under IFRS, (IAS 39 effective for years beginning 1 January 2001) financial and commodity based contracts are required to be accounted for as follows:
·   instruments that meet the criteria for normal purchases and sales are not required to be recognised on the balance sheet;
·   where the contract meets the cash flow hedge accounting criteria in terms of IAS 39, the effective portion of fair value gains and losses are accounted for under equity. All ineffective portions of fair value gains and losses are recorded in income; and
·   all other contracts not meeting the hedge accounting criteria of IAS 39 and the normal sales exemption will be recorded at their fair market value, with changes in value at each reporting period being recorded in income.
To the extent that there are embedded derivatives, IAS 39 requires those that are closely related to the host contract to be separated and measured at fair value with gains/losses recorded in income.
The adjustment relating to derivative contracts that do not qualify for hedge accounting under IFRS includes (i) the recognition of changes in the marked-to-market value between periods and (ii) the reversal of deferred hedging gains and losses that were recorded on the early close out of such contracts under UK GAAP.
Deferred Taxation. Under UK GAAP, Ashanti provides for deferred taxation based on timing differences. Under IFRS, deferred taxation is provided on the liability method based on temporary differences between accounting and taxation values of the assets and liabilities in the balance sheet. Deferred tax assets are recognised only to the extent that future taxable profits will be available against which the deductible temporary differences can be utilised in the foreseeable future.
The retrospective adoption of FRS19 brought the provision for deferred taxation under UK GAAP closer in line with IFRS requirements and consequently no significant adjustments are required to convert the UK GAAP financial information.
Dividends. Under UK GAAP dividends are accounted for on the accrual basis in the period when the dividend is proposed whereas IFRS require dividends to be accounted for when the dividend is formally declared by the Board of Directors. Ashanti has not declared or paid a dividend and no adjustments are required for purposes of the financial statements on an IFRS basis.
2.
IFRS RECONCILIATION STATEMENT
The information in this paragraph 2 of Part VII converts the consolidated financial information of Ashanti for the three years ended 31 December 2003 from UK GAAP to IFRS as applied by AngloGold. The unaudited restatements of information for the three years ended 31 December 2003 are based on the audited consolidated financial information of Ashanti as set out in Part VI of this document. The adjustments made to convert such Ashanti financial information to IFRS have been prepared by, and are solely the responsibility of, AngloGold.

CONSOLIDATED PROFIT AND LOSS ACCOUNTS
UK GAAP
IFRS
IFRS
Consolidated profit and loss account for the
Adjustments
year ended 31 December 2003
Notes
US$m
US$m
US$m
Turnover
1 456.9 9.0 465.9
Cash operating costs (300.0) - (300.0)
Other costs (35.7) - (35.7)
Royalties (14.0) - (14.0)
Depreciation and amortisation 2 (66.9) 12.0 (54.9)
Total costs
(416.6) 12.0 (404.6)
Non-hedge derivatives 3 - (408.0) (408.0)
Operating profit/(loss)
40.3 (387.0) (346.7)
Impairment of long-lived assets 4 (15.1) (6.0) (21.1)
25.2 (393.0) (367.8)
Share of operating profit of joint venture 5 31.3 (33.0) (1.7)
Total operating profit
56.5 (426.0) (369.5)
Profit on disposal of investments 8.3 - 8.3
Profit on disposal of fixed assets 4.7 - 4.7
Profit/(Loss) before interest and taxation
69.5 (426.0) (356.5)
Net interest payable - group (9.7) - (9.7)
Net interest payable - joint venture (4.5) - (4.5)
Profit/(Loss) before taxation
55.3 (426.0) (370.7)
Taxation - group 6 (0.3) - (0.3)
Taxation - joint venture (4.6) - (4.6)
Profit/(Loss) after taxation
50.4 (426.0) (375.6)
Minority interests (1.2) - (1.2)
Profit/(Loss) attributable to shareholders
49.2 (426.0) (376.8)
Dividends - - -
Retained profit/(loss) for the year
7 49.2 (426.0) (376.8)

UK GAAP
IFRS
IFRS
Consolidated profit and loss account for the
Adjustments
year ended 31 December 2002
Notes
US$m
US$m
US$m
Turnover
1 467.5 (20.0) 447.5
Cash operating costs (275.9) - (275.9)
Other costs (26.8) - (26.8)
Royalties (11.9) - (11.9)
Depreciation and amortisation 2 (75.1) 13.0 (62.1)
Exceptional operating costs (23.5) - (23.5)
Total costs
(413.2) 13.0 (400.2)
Non-hedge derivatives 3 - (193.0) (193.0)
Other income 12.1 - 12.1
Operating profit/(loss)
66.4 (200.0) (133.6)
Share of operating profit of joint venture 5 7.9 (42.0) (34.1)
Profit/(Loss) before interest and taxation
74.3 (242.0) (167.7)
Net interest payable - group (17.5) - (17.5)
Net interest payable - joint venture (5.1) - (5.1)
Profit/(Loss) before taxation
51.7 (242.0) (190.3)
Taxation - group 6 (3.0) - (3.0)
Taxation - joint venture 6.7 - 6.7
Profit/(Loss) after taxation
55.4 (242.0) (186.6)
Minority interests 0.8 - 0.8
Profit/(Loss) attributable to shareholders
56.2 (242.0) (185.8)
Dividends - - -
Retained profit/(loss) for the year
7 56.2 (242.0) (185.8)

UK GAAP
IFRS
IFRS
Consolidated profit and loss account for the
Adjustments
year ended 31 December 2001
Notes
US$m
US$m
US$m
Turnover
1 477.7 (47.0) 430.7
Cash operating costs (276.3) - (276.3)
Other costs (31.7) - (31.7)
Royalties (10.8) - (10.8)
Depreciation and amortisation 2 (82.3) 13.0 (69.3)
Total costs
(401.1) 13.0 (388.1)
Non-hedge derivatives 3 - 104.0 104.0
Operating profit
76.6 70.0 146.6
Impairment of long-lived assets 4 - (87.0) (87.0)
76.6 (17.0) 59.6
Share of operating profit of joint venture 5 20.2 (2.0) 18.2
Profit before interest and taxation
96.8 (19.0) 77.8
Net interest payable - group (21.6) - (21.6)
Net interest payable - joint venture (7.8) - (7.8)
Profit before taxation
67.4 (19.0) 48.4
Taxation - group 6 (9.6) (8.0) (17.6)
Profit after taxation
57.8 (27.0) 30.8
Minority interests 2.1 - 2.1
Profit attributable to shareholders
59.9 (27.0) 32.9
Dividends - - -
Retained profit for the year
7 59.9 (27.0) 32.9

CONSOLIDATED BALANCE SHEETS
UK GAAP
IFRS
IFRS
Consolidated balance sheet
Adjustments
as at 31 December 2003
Notes
US$m
US$m
US$m
Fixed assets
Intangible assets 15.4 - 15.4
Tangible fixed assets 8 603.4 (174.0) 429.4
Investments
- Geita joint venture and other 9 113.4 (77.0) 36.4
- Loans to joint venture and other 1.1 - 1.1
733.3 (251.0) 482.3
Current assets
Stocks 68.4 - 68.4
Debtors due within one year 10 39.2 20.0 59.2
Cash 11 72.8 (20.0) 52.8
180.4 - 180.4
Creditors: amounts falling due within one year
Creditors 12 (131.3) 11.0 (120.3)
Financial derivatives 13 - (532.0) (532.0)
Borrowings (24.9) - (24.9)
(156.2) (521.0) (677.2)
Net current assets/(liabilities) 24.2 (521.0) (496.8)
Total assets less current liabilities
757.5 (772.0) (14.5)
Creditors: amounts falling due after one year
Creditors (3.6) - (3.6)
Borrowings (217.4) - (217.4)
Provision for liabilities and charges (27.8) - (27.8)
508.7 (772.0) (263.3)
Capital and reserves
Stated capital 599.0 - 599.0
Reserves 14 (92.7) (772.0) (864.7)
Equity shareholders' funds
506.3 (772.0) (265.7)
Equity minority interests 2.4 - 2.4
508.7 (772.0) (263.3)

UK GAAP
IFRS
IFRS
Consolidated balance sheet
Adjustments
as at 31 December 2002
Notes
US$m
US$m
US$m
Fixed assets
Intangible assets 17.3 - 17.3
Tangible fixed assets 8 602.7 (182.0) 420.7
Investments
- Geita joint venture and other 9 91.2 (44.0) 47.2
- Loans to joint venture and other 32.6 - 32.6
743.8 (226.0) 517.8
Current assets
Stocks 76.6 - 76.6
Debtors due within one year 10 14.0 25.0 39.0
Debtors due after more than one year 8.8 - 8.8
Cash 11 41.3 (25.0) 16.3
140.7 - 140.7
Creditors: amounts falling due within one year
Creditors 12 (131.1) 28.0 (103.1)
Financial derivatives 13 - (150.0) (150.0)
Borrowings (2.7) - (2.7)
(133.8) (122.0) (255.8)
Net current assets/(liabilities) 6.9 (122.0) (115.1)
Total assets less current liabilities
750.7 (348.0) 402.7
Creditors: amounts falling due after one year
Creditors (24.0) - (24.0)
Borrowings (254.2) - (254.2)
Provision for liabilities and charges (25.0) - (25.0)
447.5 (348.0) 99.5
Capital and reserves Stated capital
588.2 - 588.2
Reserves 14 (141.9) (348.0) (489.9)
Equity shareholders' funds
446.3 (348.0) 98.3
Equity minority interests 1.2 - 1.2
447.5 (348.0) 99.5

UK GAAP
IFRS
IFRS
Consolidated balance sheet
Adjustments
as at 31 December 2001
Notes
US$m
US$m
US$m
Fixed assets
Intangible assets 18.8 - 18.8
Tangible fixed assets 8 612.9 (195.0) 417.9
Investments
- Geita joint venture and other 9 81.7 (2.0) 79.7
- Loans to joint venture and other 32.6 - 32.6
746.0 (197.0) 549.0
Current assets
Stocks 73.5 - 73.5
Debtors due within one year 10 23.0 22.0 45.0
Cash 11 55.2 (22.0) 33.2
151.7 - 151.7
Creditors: amounts falling due within one year
Creditors 12 (155.0) 66.0 (89.0)
Financial derivatives 13 - 89.0 89.0
Borrowings (25.3) - (25.3)
(180.3) 155.0 (25.3)
Net current assets/(liabilities) (28.6) 155.0 126.4
Total assets less current liabilities
717.4 (42.0) 675.4
Creditors: amounts falling due after one year
Creditors (49.8) - (49.8)
Borrowings (300.6) - (300.6)
Provision for liabilities and charges (17.9) - (17.9)
349.1 (42.0) 307.1
Capital and reserves
Stated capital 545.2 - 545.2
Reserves 14 (198.1) (42.0) (240.1)
Equity shareholders' funds
347.1 (42.0) 305.1
Equity minority interests 2.0 - 2.0
349.1 (42.0) 307.1

IFRS adjustments to Ashanti Income Statement and Balance Sheets
For the year ended 31 December
2003
2002
2001
US$m
US$m
US$m
1.
Turnover - deferred hedging income
Transfer of deferred hedging income from Other Comprehensive Income (OCI)
- 63.0 51.0
Realised hedge income 26.0 (45.0) (44.0)
Reversal of defined hedging income transferred from creditors to revenue
(17.0) (38.0) (54.0)
9.0 (20.0) (47.0)
Under UK GAAP, Ashanti defers some derivative gains or losses from creditors. Under IFRS, such gains or losses (realised or unrealised) are not deferred, they are recognised in income immediately. The transitional provisions of IAS 39 require that an adoption of IAS 39, deferred gains or losses on previously designated hedges be reported in equity OCI until the forecasted transaction occurs, then they are recognised in income. Revenue has been adjusted for the movement in deferred hedging income transferred from creditors. Maturing hedge contracts have been allocated to turnover under UK GAAP. Under IFRS a reallocation has been made between turnover and non-hedge derivatives.
2.
Depreciation and amortisation
Depreciation relating to impairment adjustments 12.0 13.0 13.0
Represents the reduction in the depreciation charge on tangible assets where a greater impairment would have been recognised under IFRS in a previous period.
3.
Non-hedge derivatives
Marked-to-market adjustments of derivative financial instruments (408.0) (193.0) 104.0
Represents the movement in the marked-to-market value of the non-hedge derivative items.
4.
Impairment of long-lived assets
Impairment adjustments relating to long-lived assets (6.0) - (87.0)
In the assessment of long-lived assets for impairment under UK GAAP the recoverable amount based on discounted cash flows, includes future hedging income which is compared to the assets' carrying value. Under IFRS hedging income is only included in the future cash flows for off balance sheet commodity contracts when an assessment for impairment is made.
5.
Non-hedge derivatives of joint venture
Marked-to-market adjustments of derivative financial instruments (33.0) (42.0) (2.0)
Represents the Geita joint venture's portion of the adjustment relating to movement in the marked-to-market value of the non-hedge derivatives referred to in item 3 above.

For the year ended 31 December
2003
2002
2001
US$m
US$m
US$m
6.
Taxation - group
Taxation effects of IFRS adjustments - - (8.0)
This represents the taxation effect of the adjustments under items 1 to 5 above.
7.
Retained profit/(loss) for the year
Turnover - deferred hedging income 9.0 (20.0) (47.0)
Depreciation and amortisation 12.0 13.0 13.0
Non-hedge derivatives (408.0) (193.0) 104.0
Impairment of long-lived assets (6.0) - (87.0)
Non-hedge derivatives of joint venture (33.0) (42.0) (2.0)
Taxation - - (8.0)
(426.0) (242.0) (27.0)
IFRS adjustments to Ashanti balance sheets
As at 31 December
2003
2002
2001
US$m
US$m
US$m
8.
Tangible fixed assets
Impairment and purchase price adjustments 67.0 72.0 72.0
Accumulated amortisation and depreciation (241.0) (254.0) (267.0)
(174.0) (182.0) (195.0)
Fixed assets have been adjusted for accumulated depreciation and impairment assessments based on IFRS principles, relating to long-lived assets.
9.
Investments in Geita joint venture and other
Marked-to-market value of derivative financial instruments (77.0) (44.0) (2.0)
Represents the marked-to-market value of the derivatives financial instruments held by the Geita joint venture.
10. Debtors due within one year
Gold in transit reclassification 20.0 25.0 22.0
Proceeds from sales of bullion for which cash has not yet been received as at 31 December are reclassified as trade and other receivables.

As at 31 December
2003
2002
2001
US$m
US$m
US$m
11. Cash
Gold in transit reclassification (20.0) (25.0) (22.0)
Proceeds from sales of bullion for which cash has not yet been received as at 31 December are reclassified as trade and other receivables.
12. Creditors: amounts falling due within one year
- creditors
Deferred hedging income 11.0 28.0 66.0
Deferred hedging income transferred from creditors as per note 1 above.
13. Creditors: amounts falling due within one year
- financial derivatives
Marked-to-market value of derivative financial instruments. (532.0) (150.0) 89.0
Represents the effect of marking the derivatives to market value.
14. Equity shareholders funds - reserves
Tangible fixed assets (note 8) (174.0) (182.0) (195.0)
Investments in Geita joint venture and other (note 9) (77.0) (44.0) (2.0)
Debtors due within one year (note 10) 20.0 25.0 22.0
Cash (note 11) (20.0) (25.0) (22.0)
Creditors: amounts falling due within one year - creditors (note 12)
11.0 28.0 66.0
Creditors: amounts falling due within one year - financial derivatives (note 13)
(532.0) (150.0) 89.0
(772.0) (348.0) (42.0)

Report of Ernst & Young on Unaudited IFRS Reconciliation Statement in relation to Ashanti Financial Information
The Directors and Sam Esson Jonah
AngloGold Limited
11 Diagonal Street
Johannesburg 2001
PO Box 62117, Marshalltown 2107
South Africa
UBS Limited
1 Finsbury Avenue
London EC2M 2PP
United Kingdom
3 March 2004
Dear Sirs
We report on the unaudited restatements under IFRS as applied by AngloGold Limited ("AngloGold") (the "IFRS restatements") of the consolidated profit and loss accounts for each of the years ended 31 December 2003, 2002 and 2001 and the consolidated balance sheets as at 31 December 2003, 2002 and 2001 of Ashanti Goldfields Company Limited ("Ashanti"). The audited consolidated financial statements of Ashanti for the years ended 31 December 2003, 2002 and 2001 (the "audited financial statements") are set out in Part VI of the AngloGold Ashanti listing particulars dated 3 March 2004.
Responsibility
It is the responsibility solely of the directors of AngloGold to prepare the IFRS restatements in accordance with paragraph 12.11 of the Listing Rules of the UK Listing Authority (the "Listing Rules"). It is our responsibility to form an opinion, as required by the Listing Rules, on the IFRS restatements and to report our opinion to you.
The IFRS restatements incorporate material adjustments to the audited financial statements of Ashanti ("the historical underlying financial information"). The audited financial statements of Ashanti were prepared in accordance with UK GAAP. The consolidated financial statements were audited by Deloitte & Touche who gave unqualified reports thereon. We do not take responsibility for the consolidated financial statements of Ashanti.
Basis of opinion
We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board in the United Kingdom. Our work, which involved no independent examination of the historical underlying financial information, consisted primarily of making enquiries of management of Ashanti and its auditors to establish the accounting policies which were applied in the preparation of the historical underlying financial information, considering the evidence supporting the IFRS restatements and discussing the IFRS restatements with the directors of AngloGold.
Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.
Opinion
In our opinion, the unaudited IFRS restatements have been properly compiled on the basis stated and the adjustments made are appropriate for the purpose of presenting the consolidated profit and loss account for each of the years ended 31 December 2003, 2002 and 2001 and the consolidated balance sheets as at 31 December 2001, 2002, and 2003 on a basis consistent in all material respects with the accounting policies of AngloGold.
Yours faithfully
Ernst & Young
Registered Accountants and Auditors
Chartered Accountants (SA)

Comments for United States readers on Differences between United Kingdom and United States Reporting Standards
The above report, provided solely pursuant to United Kingdom requirements, is expressed in accordance with standards of reporting generally accepted in the United Kingdom. Such standards contemplate the expression of an opinion with respect to the compilation of the reconciliation of financial statements. United States standards do not provide for the expression of an opinion on the compilation of financial statements. To report in conformity with United States standards on the reasonableness of the reconciliation adjustments and their application to the reconciliation statement requires an examination which would be substantially greater in scope than the work conducted. Consequently, under United States standards we would be unable to express any opinion with respect to the compilation of the accompanying unaudited consolidated balance sheets and the unaudited consolidated statements of profit and loss.

Part VIII: Unaudited Pro Forma Financial Information Relating to AngloGold Ashanti
Set out below is the unaudited consolidated pro forma financial information of AngloGold Ashanti prepared in order to show the effects of the Merger assuming that the Merger took place on 1 January 2003 for purposes of the income statement for the year ended 31 December 2003 and on 31 December 2003 for purposes of the balance sheet. The information has been prepared under IFRS for illustrative purposes only and may not, because of its nature, give a true picture of the financial position of AngloGold Ashanti. It does not purport to be indicative of what the results or financial results would have been if the Merger had actually occurred at an earlier date, or to project the results of AngloGold Ashanti's operations for any future date or period.
The following unaudited consolidated pro forma financial information of AngloGold Ashanti should be read in conjunction with the Notes thereto and the report thereon of Ernst & Young.
The pro forma consolidated income statements and balance sheet combine the following:
·    the historical unaudited consolidated income statements for the year ended 31 December 2003 of AngloGold, prepared in accordance with IFRS, extracted without material adjustment from the financial information of AngloGold set out in paragraph 2 of Part V of this document, adjusted for the effects of the issue of the Convertible Bonds;
·
the historical unaudited consolidated balance sheet, as at 31 December 2003, of AngloGold, prepared in accordance with IFRS, extracted without material adjustment from the financial information of AngloGold set out in paragraph 2 of Part V of this document, adjusted for the effects of the issue of the Convertible Bonds; and
·    the audited consolidated income statement for the year ended 31 December 2003 of Ashanti restated under
IFRS, and the audited consolidated balance sheet as at 31 December 2003 of Ashanti restated under IFRS, in each case as set out in Part VII of this document, adjusted for the effects of the Merger.
In preparing the unaudited pro forma results the Ashanti and the Geita joint venture gold hedges have been treated as non-hedge derivatives and the estimated change in the marked-to-market value of these derivatives over the period has been recognised as an unrealised loss of US$441 million or basic and diluted earnings per share of 167 US cents. This treatment results in an adverse effect on the pro forma headline earnings per share, basic earnings per share and diluted earnings per share.
The marked-to-market value of gold hedges is done at a point in time and results in an unrealised loss (or profit) that is in no way predictive of the future value of the hedge position nor of the future impact on the revenue of the company. The marked-to-market loss of Ashanti's hedge book will be taken into account in determining the fair value of Ashanti's assets and will not flow through to the income statement as a realised loss on non-hedge derivatives in future years except to the extent that this loss increases or decreases subsequent to the acquisition.
No adjustment has been made in the pro forma financial statements for the expected synergies or cost savings set out in paragraph 2 of Part II of this document.
The unaudited pro forma per share information for the year ended 31 December 2003
The pro forma financial information below shows separately the effects of the offering of the Convertible Bonds and of the Merger, assuming that both took place on 1 January 2003.
Unaudited consolidated pro forma financial information of AngloGold prepared under US GAAP to show the effects of the Merger on the basis of the above assumptions has been furnished by AngloGold to the SEC under Form 6-K and is available to the public for inspection and copying. See paragraph 23 of Part IX of this document.

The pro forma historical financial effects of the Merger, as well as the effects of the issue of the Convertible Bonds, are derived from the pro forma information and are as follows:
For the year ended and as at 31 December 2003
Adjusted for
the Convertible
Bonds but
After
Before the
before the
the
Merger
Merger
Merger
(1) (12)
Net asset value per share
(2)
US cents
730
766
1,280
Net tangible asset value per share
(2)
US cents
545
582
715
Cash operating profit per share
(3)
US cents
355
355
371
Basic earnings per share
(4)
US cents
140
128
(80)
Diluted earnings per share
(5)
US cents
139
128
(80)
Headline earnings per share
(6)
US cents
143
131
(54)
Adjusted headline earnings per share
(7)
US cents
127
114
100
Weighted average number of shares in issue
(8)
222,836,574
222,836,574
264,001,874
Weighted average diluted number of shares in issue
(9)
223,717,575
239,102,190
280,267,490
Number of shares in issue
(10)
223,136,342
223,136,342
264,301,642
Net debt to net capital employed
(11)
19.9%
17.4%
15.6%
Notes:
(1)
It is assumed for the purposes of the above calculations that the 41,165,300 New AngloGold Ashanti Shares will be issued as a result of the Merger on the basis that the 130,486,968 Ashanti Shares in issue together with the 2,296,826 Ashanti warrants in issue in each case as at 31 December 2003 are exchanged at the share exchange ratio of 0.29 New AngloGold Ashanti Shares per Ashanti Share or warrant and that 2,658,000 New AngloGold Ashanti Shares are issued to the Government. All outstanding options over Ashanti Shares are assumed to be cancelled for cash.
(2)
Net asset value per share is computed by dividing shareholders' equity by the number of shares in issue. Net tangible asset value per share is computed by dividing shareholders' equity (excluding goodwill) by the number of shares in issue.
(3)
The cash operating profit per share computation has been based on the weighted average number of shares in issue.
(4)
Basic earnings per share is computed by dividing net profit by the weighted average number of shares in issue.
(5)
The diluted earnings per share is computed by dividing net profit by the weighted average diluted number of shares in issue. The financial effects of the Convertible Bonds are anti-dilutive and accordingly dilutive earnings per share is equal to the basic earnings per share.
(6)
Headline earnings removes items of a capital nature from the calculation of earnings per share. Headline earnings per share is computed by dividing headline earnings by the weighted average number of shares in issue.
(7)
Adjusted headline earnings per share is computed by dividing adjusted headline earnings by the weighted average number of shares in issue.
(8)
The weighted average number of AngloGold Shares in issue was 222,836,574 for the year ended 31 December 2003 and, as a result of the issuance of 41,165,300 New AngloGold Ashanti Shares in the Merger (see Note 1) and pursuant to the Stability Agreement, the weighted average number of AngloGold Ashanti Shares in issue for that period would have been 264,001,874.
(9)
The weighted average diluted number of AngloGold Shares in issue was 223,717,575 for the year ended 31 December 2003 and, as a result of the issuance of 41,165,300 New AngloGold Ashanti Shares in the Merger (see Note 1) and pursuant to the Stability Agreement, the issuance of 15,384,615 New AngloGold Ashanti Shares as a result of conversion of the Convertible Bonds, the weighted average diluted number of AngloGold Ashanti Shares in issue for that period would have been 280,267,490.
(10) The number of AngloGold Shares in issue as at 31 December 2003 was 223,136,342 and, as a result of the issuance of 41,165,300 New
AngloGold Ashanti Shares in the Merger (see Note 1) and pursuant to the Stability Agreement, the number of AngloGold Ashanti Shares in issue at that date would have been 264,301,642.
(11) Net debt includes both long-term and short-term debt and is net of cash. Net capital employed is calculated as shareholders' equity adjusted for other comprehensive income and deferred taxation, plus minority interests, interest bearing debt, less cash and cash equivalents.
(12) The financial effects have been calculated on the basis of an AngloGold Share price of US$40.63 a share being the closing price of an
AngloGold ADS on the NYSE on 19 February 2004.

Pro forma consolidated income statement
The pro forma financial information below shows separately the effects of the offering of the Convertible Bonds and of the Merger, assuming that both took place on 1 January 2003.
The pro forma consolidated income statement for AngloGold incorporating the Merger is presented below for the year ended 31 December 2003:
CONVERTIBLE BONDS ADJUSTMENTS
MERGER ADJUSTMENTS
AngloGold
Ashanti
with
post IFRS
AngloGold                                                    Convertible Bonds
adjustments
Equity
Pro
forma
year ended
year ended
year ended
adjustment
Ashanti
year ended
31 December     Convertible
31 December
31 December
to subsidiary
merger
31 December
2003
Bonds
Notes
2003
2003
(note 3)
adjustment
Notes
2003
US$ (millions)
Gold income 2,029 2,029 466 108 - 2,603
Cost of sales (1,294) (1,294) (325) (60) - (1,679)
Amortisation (232) (232) (55) (13) (93) 2.2 (393)
Non-hedge derivatives 119 119 (408) (33) - (322)
Operating profit/(loss)
622 622 (322) 2 (93) 209
Corporate administration
and other expenses
(36) (36) (21) (4) - (61)
Market development costs (19) (19) - - - (19)
Exploration costs (38) (38) (5) - - (43)
Interest received 38 38 - - - 38
Other net expenses (15) (15) - - - (15)
Finance costs (49) (27) 1.1 (76) (8) (4) - (88)
Marked-to-market of
debt financial instruments
6 6 - - - 6
Abnormal items (19) (19) - - - (19)
Profit/(loss) before
exceptional items
490 (27) 463 (356) (6) (93) 8
Amortisation of goodwill (29) (29) - - (54) 2.5 (83)
Impairment of mining assets (44) (44) (21) - - (65)
Profit on disposal of assets and subsidiaries
10 10 5 - - 15
Profit on disposal of investments 45 45 8 - - 53
Profit/(loss) before
equity income in joint venture
472 (27) 445 (364) (6) (147) (72)
Equity income in joint venture (11) 11 -
Profit/(loss) before
taxation
472 (27) 445 (375) 5 (147) (72)
Taxation (142) (142) - (5) 28 2.3 (119)
Profit/(loss) after
taxation
330 (27) 303 (375) - (119) (191)
Minority interest (17) (17) (1) - - (18)
Minority interest in abnormal items
(1) (1) - - - (1)
Net profit/(loss) 312 (27) 285 (376) - (119) (210)

Pro forma consolidated income statement (continued)
The pro forma financial information below shows separately the effects of the offering of the Convertible Bonds and of the Merger, assuming that both took place on 1 January 2003.
AngloGold with
AngloGold
AngloGold Convertible Bonds
with Merger
year ended
year ended
year ended
31 December
31 December
31 December
2003
2003
2003
US$ (millions), unless otherwise stated
Adjusted operating profit
Operating profit has been adjusted by the following
to arrive at adjusted operating profit:
Operating profit
622 622 209
Unrealised non-hedge derivatives (63) (63) 378
Adjusted operating profit 559 559 587
Headline earnings
Net profit has been adjusted by the following
to arrive at headline earnings and adjusted
headline earnings:
Net profit/(loss)
312 285 (210)
Amortisation of goodwill 29 29 83
Impairment of mining assets 44 44 65
Profit on disposal of assets and subsidiaries (10) (10) (15)
Profit on disposal of investments (45) (45) (53)
Taxation on exceptional items (12) (12) (12)
Headline earnings 318 291 (142)
Unrealised non-hedge derivatives (63) (63) 378
Marked-to-market of debt financial instruments (6) (6) (6)
Deferred tax on unrealised non-hedge derivatives 33 33 33
Adjusted headline earnings 282 255 263
Cash operating profit
Adjusted operating profit has been adjusted by the following to arrive at cash operating profit:
Adjusted operating profit
559 559 587
Amortisation of mining assets 232 232 393
Cash operating profit 791 791 980
Total cash cost per ounce
US$229/oz US$229/oz US$230/oz

Pro forma consolidated balance sheet
The pro forma financial information below shows separately the effects of the offering of the Convertible Bonds and of the Merger, assuming that both took place on 1 January 2003.
The pro forma consolidated balance sheet of AngloGold incorporating the Merger as at 31 December 2003 as presented below:
CONVERTIBLE BONDS ADJUSTMENTS
MERGER ADJUSTMENTS
AngloGold
Ashanti
with
post IFRS
AngloGold                                                           Convertible
adjustments
Equity
Pro
forma
as at
Bonds as at
year ended as at
adjustment
Ashanti
as at
31 December Convertible
31 December
31 December
to subsidiary
merger
31 December
2003
Bonds
Notes
2003
2003
(note 3)
adjustment
Notes
2003
US$ (million)
ASSETS
Non-current assets
Mining assets
2,764 2,764 429 110 1,456 2.4 4,759
Goodwill 412 412 15 51 1,013 2.5 1,491
Investments in associates 7 7 36 (36) - 7
Other investments 9 9 - - - 9
AngloGold Environmental
Rehabilitation Trust
53 53 - - - 53
Other non-current assets 101 101 1 (1) - 101
Derivatives 94 94 - - - 94
3,440 3,440 481 124 2,469 6,514
Current assets
Inventories
307 307 68 14 - 389
Trade and other receivables
219 219 59 15 (15) 2.6 278
Cash and cash equivalents
505 294 1.2 799 53 3 (95) 2.7 760
Current portion of other
non-current assets
9 9 - - - 9
Derivatives
377 377 - - - 377
1,417 294 1,711 180 32 (110) 1,813
Total assets
4,857 294 5,151 661 156 2,359 8,327
EQUITY AND
LIABILITIES
Shareholders' equity
1,628 82 1.3 1,710 (266) - 1,938 3,382
Minority interest 53 53 2 - - 55
1,681 82 1,763 (264) - 1,938 3,437
Non-current liabilities
Borrowings
807 444 1.4 1,251 217 22 - 1,490
Provisions 275 275 31 28 - 334
Deferred taxation 598 598 - - 421 2.8 1,019
Derivatives 329 329 - - - 329
2,009 444 2,453 248 50 421 3,172
Current liabilities
Current portion
of borrowings
351 (232) 1.5 119 25 11 - 155
Trade and other payables 350 350 120 18 - 488
Taxation 25 25 - - - 25
Derivatives 441 441 532 77 - 1,050
1,167 (232) 935 677 106 - 1,718
Total equity and liabilities
4,857 294 5,151 661 156 2,359 8,327

Notes:
1.
Convertible Bond Adjustments
1.1
Finance costs
Represents the net finance charges on the Convertible Bonds, calculated at an all inclusive cost of 4.282 per cent on the net proceeds of US$991 million, less charges saved on existing facilities assumed to be repaid with funds from the Convertible Bonds issue.
1.2
Cash and cash equivalents
Represents surplus cash from the Convertible Bonds issue after repayment of drawdowns on existing facilities of AngloGold.
1.3
Shareholders' equity
Represents the equity portion of the Convertible Bonds. The equity component, of US$82 million, represents the residual value, after deducting the liability component from the net proceeds of US$991 million from the issuance of the Convertible Bonds.
1.4
Borrowings
Represents the liability component of the Convertible Bond of US$909 million, net of costs, after the repayment of US$465 million, being the long-term portion of the drawdown of AngloGold's existing facility. The liability component of US$909 million, net of costs, is calculated as the present value of all the cash flows discounted at the market rate of 4.282 per cent which is the return applicable to similar bonds without the conversion option.
1.5
Current portion of borrowings
Represents the repayment of the current short term drawdown from the funds raised from the issue of the Convertible Bonds.
2.
Ashanti Merger Adjustments
An estimate of US$85 million for transaction costs in connection with the proposed Merger has been used. This is AngloGold's best estimate based on information available at this time. The actual amounts could differ from that reflected in the pro forma.
2.1
Synergy savings
No adjustment has been made in the pro forma financial statements for the expected synergies or cost savings.
2.2
Amortisation
Amortisation has been adjusted as a result of the fair value attributed to the mining assets at acquisition. The quantum of amortisation is based on the units of production method.
2.3
Taxation
Represents the taxation effects of the adjustments under item 2.2 above.
2.4
Mining Assets
Mining assets have been increased by the fair value of the Ashanti mining assets as determined by AngloGold.
2.5
Goodwill
As part of the purchase price allocation, AngloGold allocated fair value and goodwill to the assets and liabilities of Ashanti. This results in a new basis for all assets and liabilities of Ashanti, and upon the allocation of the new goodwill values, the historic goodwill of Ashanti has been eliminated.
Goodwill arising from the Merger is to be amortised on the shorter of the life of mine or twenty years.

2.6
Trade and other receivables
Reclassification of transaction costs included in trade and other receivables.
2.7
Cash
Represents the cash effects of share options being cancelled for cash, warrants being converted to shares and transaction costs.
2.8
Deferred taxation
The increase in the deferred tax liability is the result of adjusting deferred tax for the fair value of the Ashanti ore reserves, calculated at the applicable rate of 30 per cent.
2.9
Share price
The pro forma financial information has been compiled using an AngloGold share price of US$40.63 a share, being the closing price of an AngloGold ADS on the NYSE on 19 February 2004.
3.
Equity Adjustment to Subsidiary
Ashanti has a 50 per cent interest in the Geita joint venture in which AngloGold holds the other 50 per cent interest. As a result of the Merger, the Combined Group will hold 100 per cent of Geita. Accordingly, adjustments have been made in the pro forma income statements and balance sheet, this results in the Geita operation being fully consolidated by the Combined Group.
4.
Subsequent Events
No account has been taken of events after balance sheet date of the pro forma financial information.
All of the above adjustments will have a continuing effect.

Report of Ernst & Young on Unaudited Pro Forma Financial Information Relating to AngloGold Ashanti
The Directors and Sam Esson Jonah
AngloGold Limited
11 Diagonal Street
Johannesburg 2001
PO Box 62117
Marshalltown 2107
South Africa
UBS Limited
1 Finsbury Avenue
London EC2M 2PP
United Kingdom
3 March 2004
Dear Sirs
We report on the unaudited pro forma income statements for the year ended 31 December 2003, the unaudited pro forma balance sheet as at 31 December 2003 and the unaudited pro forma per share information for the year ended 31 December 2003 set out in Part VIII of the AngloGold Ashanti listing particulars dated 3 March 2004, which has been prepared, for illustrative purposes only, to provide information about how the proposed recommended merger between AngloGold Limited and Ashanti Goldfields Company Limited might have affected the financial information presented.
Responsibility
It is solely the responsibility of the directors of AngloGold Limited to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority.
It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.
Basis of opinion
We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and the Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board of the United Kingdom. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the directors of AngloGold Limited.
Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and, accordingly, should not be relied upon as if it had been carried out in accordance with such standards.
Opinion
In our opinion:
(a) the pro forma financial information has been properly compiled on the basis stated;
(b) such basis is consistent with the accounting policies of AngloGold Limited in accordance with IFRS; and
(c)  the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.
Yours faithfully
Ernst & Young
Registered Accountants and Auditors
Chartered Accountants (SA)

Comments for United States readers on Differences between United Kingdom and United States Reporting Standards
The above report, provided solely pursuant to United Kingdom requirements, is expressed in accordance with standards of reporting generally accepted in the United Kingdom. Such standards contemplate the expression of an opinion with respect to the compilation of pro forma financial statements. United States standards do not provide for the expression of an opinion on the compilation of pro forma financial statements. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma financial statements requires an examination which would be substantially greater in scope than the work we conducted. Consequently, under United States standards we would be unable to express any opinion with respect to the compilation of the accompanying unaudited pro forma consolidated balance sheet as at 31 December 2003, the unaudited consolidated pro forma income statement or per share information for the year ended 31 December 2003.

Part IX: Additional Information
1.
RESPONSIBILITY
The AngloGold Directors, whose names are set out in paragraph 2.1 below, and Sam Esson Jonah accept responsibility for the information contained in this document, other than (except in the case of Sam Esson Jonah who as an Ashanti Director also accepts responsibility for the information related to Ashanti, the Ashanti Directors and their interests) that relating to Ashanti, the Ashanti Directors and their interests (save as described in paragraph 2 of Part VII of this document). To the best of the knowledge and belief of the AngloGold Directors and Sam Esson Jonah (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.
The Ashanti Directors, whose names are set out in paragraph 2.6 below, accept responsibility for the information contained in this document relating to Ashanti, the Ashanti Directors and their interests (save as described in paragraph 2 of Part VII of this document). To the best of the knowledge and belief of the Ashanti Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.
2.
DIRECTORS OF ANGLOGOLD ASHANTI
2.1
Board of Directors
AngloGold Ashanti will have a unitary board structure, which will comprise five executive directors and thirteen non-executive directors, three of whom are alternates. The directors are committed to the principles of corporate discipline, transparency, independence, accountability, responsibility, fairness and social responsibility.
All directors are subject to retirement by rotation and re-election by shareholders at least once every three years. In addition, all directors are subject to re-election by shareholders at the first annual general meeting following their appointment. The appointment of new directors is approved by the AngloGold Board as a whole.
Currently, five of the ten non-executive directors (excluding alternate directors) of AngloGold are affiliated with AngloGold's major shareholder, AA plc, namely Messrs A W Lea, W A Nairn, N F Oppenheimer, J Ogilvie Thompson and A J Trahar. The five remaining non-executive directors, being Mr R P Edey, Dr T J Motlatsi, Mr F B Arisman, Mrs E le R Bradley and Mr C B Brayshaw, are all independent of management and free from any business relationship which could materially interfere with the exercise of their independent judgement.
Following completion of the Merger, Russell Edey, the current Chairman of AngloGold, will continue to be Chairman of AngloGold Ashanti. Sam Jonah, the current Chief Executive of Ashanti, will, in addition to joining the AngloGold Ashanti Board, play a leading role in the executive management of AngloGold Ashanti in the position of President. In this new position, Mr Jonah will share responsibility with AngloGold Ashanti's CEO, Bobby Godsell, for strategy formulation, the identification and development of new business opportunities and managing AngloGold Ashanti's relationships with governments, securityholders and other stakeholders. Mr Jonah will join a five-person Executive Committee of AngloGold Ashanti, to be chaired by Mr Godsell. In addition, in accordance with the Government Support Deed, the Government will be entitled to recommend two Ghanaian citizens to the AngloGold Board and AngloGold will appoint such persons as non-executive directors upon the Merger becoming effective (subject to such persons being acceptable to the AngloGold Board and to Ashanti in accordance with the relevant applicable company laws). As at 27 February 2004 (being the latest practicable date prior to publication of this document), AngloGold has not received any recommendation from the Government in relation to such appointments. The existing directors of AngloGold and the AngloGold executive team will otherwise continue in their current roles in AngloGold Ashanti.

AngloGold's current directors are:
Year first
Name
Position
appointed
(1)
Robert (Bobby) M Godsell
(2)
Director and chief executive officer 1989
(3)
Jonathan G Best
(4)
Executive director, finance 1994
(3)
David (Dave) L Hodgson
(5)
Executive director and chief operating officer 2001
Kelvin H Williams
(6)
Executive director, marketing 1990
(3)
Russell P Edey
(7)(8)
Non-executive director and chairman 1998
Dr Thokoana J (James) Motlatsi
(9)
Non-executive director and deputy chairman 1998
Frank B Arisman
(7)
Non-executive director 1998
Elisabeth le R Bradley
(7)
Non-executive director 1998
Colin B Brayshaw
(7)
Non-executive director 1997
(3)
Anthony (Tony) W Lea Non-executive director 2001
William (Bill) A Nairn
(10)
Non-executive director 2001
Julian Ogilvie Thompson Non-executive director 1998
Nicholas F Oppenheimer
(11)
Non-executive director 1998
Anthony (Tony) J Trahar Non-executive director 2000
David D Barber Alternate director 2002
Arthur H (Harry) Calver Alternate director 2001
Peter G Whitcutt Alternate director 2001
Notes:
(1)
Directors serve for a period of three years unless re-elected. At each annual general meeting, directors appointed since the previous annual general meeting are required to retire, but are eligible for re-election. In addition, one-third of the AngloGold Board must retire according to seniority or by lot but may be re-elected.
(2)
Appointed to the AngloGold Board in 1989, appointed as chief executive officer in April 1998 and chairman in December 2000. Resigned as chairman on 30 April 2002 but remains chief executive officer and an executive director.
(3)
Date appointed to the board of Vaal Reefs Exploration and Mining Company Limited, prior to the formation of AngloGold Limited.
(4)
Appointed as finance director in 1998.
(5)
Appointed as chief operating officer in 2001.
(6)
Appointed as marketing director in 1998.
(7)
Member of the audit and corporate governance committee.
(8)
Appointed as chairman with effect from 1 May 2002.
(9)
Appointed as deputy chairman with effect from 1 May 2002.
(10) Appointed to AngloGold Board in January 2000, resigned from AngloGold Board and appointed as alternate in October 2000.
Re-appointed to the AngloGold Board in May 2001.
(11) Resigned as non-executive chairman in 2000 but remains a non-executive director.
The business address of each AngloGold Director is AngloGold Limited, 11 Diagonal Street, Johannesburg, 2001 (PO Box 62117, Marshalltown, 2107) South Africa.
The AngloGold Board comprises executive, non-executive and alternate directors, the details for each of whom are listed below in paragraphs 2.2, 2.3 and 2.4. The details for Sam Esson Jonah, to be appointed to the AngloGold Ashanti Board pursuant to the Merger, are set out in paragraph 2.5.
2.2
Executive Directors
Robert (Bobby) M Godsell, BA, MA. Mr Godsell was appointed to the AngloGold Board as chief executive officer in April 1998 and as chairman in December 2000. He relinquished his role as chairman of AngloGold in May 2002. He has in excess of 30 years of service with companies associated with the mining industry, and has served as a non-executive director of AA plc since March 1999. He has also served as a chairman of the World Gold Council.
Jonathan G Best, ACIS, ACIMA, MBA. Mr Best was appointed finance director in April 1998. He has had 35 years of service with companies associated with the mining industry.
David (Dave) L Hodgson, BSc (Mining Engineering), BSc (Civil Engineering), BCom, AMP (Harvard). Mr Hodgson was appointed to the AngloGold Board in November 2001 as chief operating officer. He was previously executive officer responsible for AngloGold's South Africa region. He has more than 30 years of mining experience.

Kelvin H Williams, BA. Mr Williams was appointed marketing director in April 1998. He has 28 years of service with companies associated with the mining industry, is the chairman of Rand Refinery and is a director of the World Gold Council.
2.3
Non-executive Directors
Russell P Edey, FCA. Mr Edey was appointed to the AngloGold Board in April 1998 and as deputy chairman in December 2000. In May 2002, he was appointed chairman of AngloGold when Bobby Godsell relinquished this office. Based in the United Kingdom, he is deputy chairman of N M Rothschild Corporate Finance and a director of a number of other companies.
Thokoana J (James) Motlatsi, Hon D Soc Sci (Lesotho). Dr Motlatsi was appointed to the AngloGold Board in April 1998 and as deputy chairman of AngloGold in May 2002 upon Russell Edey being appointed chairman. He has been associated with the South African mining industry since 1970, and is a past president of the National Union of Mineworkers (NUM). He is chief executive officer of TEBA Limited.
Frank B Arisman, MSc (Finance). Mr Arisman was appointed to the AngloGold Board in April 1998. He resides in New York and recently retired, after 32 years of service, from JP Morgan Chase, where he held the position of managing director.
Elisabeth le R Bradley, BSc, MSc. Mrs Bradley was appointed to the AngloGold Board in April 1998. She is non-executive chairman of Wesco Investments Limited, of Metair Investments Limited and of Toyota SA Limited, and a director of a number of other companies. She is also deputy chairman of The South African Institute of International Affairs.
Colin B Brayshaw, CA(SA), FCA. Mr Brayshaw was appointed to the AngloGold Board in January 1997. He is a retired managing partner and chairman of Deloitte & Touche, and is a non-executive director of a number of other companies including Anglo Platinum Corporation, Datatec Limited and Johnnic Holdings Limited.
Anthony (Tony) W Lea, BA (Hons). Mr Lea was appointed a director of AngloGold in July 2001. He is finance director of AA plc.
William (Bill) A Nairn, BSc (Mining Engineering). Mr Nairn has been a member of the AngloGold Board since January 2000. He was re-appointed a director in May 2001, having previously been alternate director to Tony Trahar. He is group technical director of AA plc.
Julian Ogilvie Thompson, MA. Mr Ogilvie Thompson was appointed to the AngloGold Board in April 1998. He resigned as executive chairman of AA plc in November 2002 and is a non-executive director of both Anglo American Corporation (a wholly-owned South African subsidiary of AA plc) and De Beers Consolidated Mines, and a director of a number of other companies.
Nicholas F Oppenheimer, MA. Mr Oppenheimer was appointed to the AngloGold Board in April 1998 and is a former non-executive chairman of AngloGold. He is chairman of De Beers Consolidated Mines, a non-executive director of AA plc and a director of a number of other companies.
Anthony (Tony) J Trahar, BCom, CA (SA). Mr Trahar was appointed to the AngloGold Board in October 2000. He is chief executive officer of AA plc.
2.4
Alternate Directors
David D Barber, FCA, AMP (Harvard). Mr Barber was appointed alternate director to Julian Ogilvie Thompson in April 2002. He is finance director of Anglo American Corporation.
Arthur H (Harry) Calver, BSc (Hons) Engineering, MDP (UNISA), PMD (Harvard). Mr Calver was appointed alternate director to Bill Nairn in May 2001. He is Head of Engineering of AA plc.
Peter G Whitcutt, BCom (Hons), CA(SA), MBA. Mr Whitcutt was appointed alternate director to Tony Lea in October 2001. He is Head of Finance of AA plc.

2.5
Proposed Directors
Sam Esson Jonah, KBE. Mr Jonah is Chief Executive and Group Managing Director of Ashanti. He joined Ashanti in 1969 and was appointed Managing Director in 1986. He is a non-executive director of Lonmin and Commonwealth Africa Investment Fund Limited and is also Chancellor of the University of Cape Coast, Ghana. He is a member of the UN Global Compact on Governance. Mr Jonah is also a member of the International Investment Advisory Council of the President of South Africa and a similar body in Ghana, and a Fellow of the Ghana Institution of Engineers.
Details of the two other proposed directors, being Ghanaian citizens, recommended by the Government and acceptable to AngloGold's Board and to Ashanti (and in accordance with the relevant applicable company laws) to be appointed to become non-executive directors of AngloGold upon completion of the Merger, will be made available once such directors have been nominated.
2.6
Ashanti Directors
The Ashanti Directors are Mr. Michael Beckett, Theophilus Anin, Merene Botsio-Phillips, The Rt Hon Baroness Chalker of Wallasey PC, Chester Crocker, Thomas Gibian, Gordon Edward Haslam, Sam Esson Jonah, Dr Michael Martineau, Nicholas Morrell and Srinivasan Venkatakrishnan.
3.
INTERESTS OF ANGLOGOLD DIRECTORS
The interests of the AngloGold Directors, and Mr Sam Jonah, as a proposed director, and their respective connected persons (within the meaning of section 346 of the UK Companies Act 1985), the existence of which is known to, or could with reasonable diligence be ascertained by, such directors whether or not held through another party in AngloGold Shares as at 27 February 2004 (being the latest practicable date prior to the publication of this document) are set out in the table below.

SHARES
OPTIONS
(2)
Beneficial
Non-beneficial
(1)
Total Average
Latest
options
issue price
expiry
outstanding
per option
date
Direct
Indirect
Executive directors
R M Godsell 460 - - 210,300 131.27 2 May 2013
K H Williams - 920 - 61,100 159.17 2 May 2013
J G Best - - - 58,800 171.38 2 May 2013
D L Hodgson - 430 - 84,600 166.27 2 May 2013
Sub-total
460
1,350
-
414,800
148.20
Non-executive directors
R P Edey 1,000
T J Motlatsi - - - - - -
F B Arisman - 2,000 - - - -
Mrs E le Bradley - 23,432 33,027 - - -
C B Brayshaw - - - - - -
A W Lea - - - - - -
W A Nairn - - - - - -
J Ogilvie Thompson - - 478 - - -
N F Oppenheimer - - 8,726 - - -
A J Trahar - - - - - -
Sub-total
-
26,423
42,231
- - -
Alternates
D D Barber - - - - - -
A H Calver - 46 - - - -
P G Whitcutt - - - - - -
Sub-total
-
46
-
- - -
Proposed Director Sam Jonah
- - - - - -
Sub-total
-
-
-
-
-
-
TOTAL
460
27,819
42,231
414,800 148.20 -
Notes:
(1)
The director derives no personal benefit from the ordinary shares declared, for example by holding the shares in trust for another.
(2)
One option will convert, on exercise, into one AngloGold Share.
The above interests do not, individually or in the aggregate, exceed one per cent of issued share capital of AngloGold. None of the AngloGold Directors currently has any interest in Ashanti Shares.
Non-executive directors are not eligible to participate in the AngloGold Share Incentive Scheme and therefore own no options.
Save as disclosed above, none of the AngloGold Directors, Sam Esson Jonah, or their respective connected persons (within the meaning of section 346 of the UK Companies Act 1985) have any interest in the share or loan capital of AngloGold, the existence of which is known to, or could with reasonable diligence be ascertained by, such directors whether or not held through another party.

4.
SERVICE AGREEMENTS AND EMOLUMENTS OF ANGLOGOLD DIRECTORS
4.1
Compensation and Service Agreements of Executive Directors of AngloGold
Compensation of the executive directors comprise the following elements:
· salary;
· annual performance bonus;
· participation in the AngloGold Share Incentive Scheme; and
· benefits, including pension, disability and death cover and healthcare.
Salary
All salaries are reviewed annually, with the salaries of executive directors being set with reference to external market surveys, in particular South African survey information, where all of the executive directors are based.
Annual performance bonus
All executive directors participate in an annual performance bonus scheme which is based on a combination of company and individual performance targets, with the company performance element comprising 70 per cent and individual performance 30 per cent of the bonus payable. Maximum bonus, for the full achievement of company targets set in advance by the AngloGold Board, and individual performance targets agreed to by each executive director at the beginning of the review period, is expressed as a percentage of salary, with the chief executive officer's performance bonus set at a maximum of 70 per cent of annual salary and the other three executive directors at 50 per cent of annual salary.
Company performance measures include earnings per share, return on capital and cost control. AngloGold's overall safety performance is also taken into account after review of the above targets. The Remuneration Committee retains the right to alter bonuses in the light of exceptional individual performance.
AngloGold Share Incentive Scheme
The scheme provides for executive directors to be granted options annually, subject to the approval of the Remuneration Committee. The annual value of AngloGold Shares over which options are currently granted is up to a maximum equivalent to the annual salary for any executive director. Each tranche of options can only be exercised if earnings per share increase by five per cent plus US inflation per year, over a three-year period. Options must be exercised within 10 years from date of grant. Until 31 December 2001, the scheme allowed for options to be granted in three tranches over a five-year period, subject to a maximum of 200,000 in respect of the chief executive officer and 100,000 for other executive directors.
Pensions
All executive directors are members of the AngloGold Pension Fund, a defined benefit fund which guarantees a pension on retirement equivalent to two per cent of final salary per year of service. Death and disability cover is reflective of best practice amongst comparable employers in South Africa.
Other Benefits
Executive directors are members of the AngloGold Medical Scheme, which covers the director and his immediate family. Executive directors are also reimbursed for reasonable business expenses which they incur, including travel expenses.
Executive Directors' Service Contracts
Each of the executive directors, R M Godsell, J G Best, D L Hodgson and K H Williams, has entered into a service contract with AngloGold. The contractual notice period in respect of Mr R M Godsell, as chief executive officer, is 12 months, and for the other three executive directors, six months.

The service contracts provide for benefits if the executive director's appointment is terminated or if he resigns in circumstances contemplated by section 186(e) of the South African Labour Relations Act, namely where an employee terminates a contract of employment with or without notice because the employer made continued employment intolerable for the employee, within twelve months of a change of control of the company. Each executive director's contract entitles him to payment of 12 months' gross salary (24 months' gross salary in the case of Mr Godsell), less tax and national insurance contributions, and the value of any pension contributions that would have been made to him by AngloGold in the six months following his date of termination.
The following table presents the aggregate compensation paid by AngloGold to its executive directors during 2003 and 2002. Executive directors have elected not to receive payment of directors fees, committee fees and travel allowances.
US$ thousands
(1)
Remuneration
Pre-tax gains on share
Total
options exercised
2003 2,822 936 3,758
2002 1,684 691 2,375
Note:
(1)
Directors' compensation is paid principally in South African rand. However, for the purposes of this document, the South African rand values have been converted to US dollars using the following rate of exchange: 2003: US$1 = ZAR7.5516; 2002: US$1 = ZAR10.4835.
4.2
Compensation of Non-Executive Directors
Non-executive directors receive no compensation from AngloGold other than their fees which are determined by shareholders in general meeting. Under AngloGold's Articles of Association, the annual fees payable to directors, with effect from 1 May 2002, are ZAR100,000 for each director other than the chairman and deputy chairman (previously ZAR50,000), ZAR200,000 for the chairman and ZAR150,000 for the deputy chairman (previously ZAR80,000 each). Remuneration of non-executive directors for their services on the committees concerned is determined by the AngloGold Board. Currently, this comprises in the case of each committee: Chairman ZAR50,000 per annum; members ZAR30,000 per annum each. In addition, payment of a travel allowance of US$2,000 per meeting is made to non-executive directors who travel internationally to attend board meetings. AngloGold is also liable for the payment of all travel costs.
No benefits in kind were granted to the non-executive directors during 2003 and 2002.
There are no contracts of service between the non-executive directors and AngloGold or any of its subsidiaries. All directors are subject to retirement by rotation and re-election by shareholders at least once every three years.
4.3
Proposed Service Contract of Sam Esson Jonah
Sam Esson Jonah is only to be appointed to the AngloGold Board upon the implementation of the Merger. In that event he will enter into a service contract with AngloGold, the terms of which will be in accordance with the service contracts for the existing executive directors of AngloGold as set out in 4.1 above.
4.4
Other
The total emoluments receivable by the AngloGold Directors will not be varied as a consequence of the Merger.
Neither any AngloGold Director, nor Sam Jonah, has or has had any interest in any transactions which are or were unusual in their nature or conditions or are or were significant to AngloGold's business or any of AngloGold's subsidiary undertakings and which were effected by AngloGold or any of AngloGold's subsidiary undertakings during the current or immediately preceding financial year or during an earlier financial year and which remain in any respect outstanding or unperformed.
There are no outstanding loans granted by any member of the AngloGold Group to the directors and also there are no guarantees provided by any member of the AngloGold Group to or for their benefit or Sam Jonah as a proposed director.

5.
SUBSTANTIAL SHAREHOLDINGS
5.1
General
In so far as is known to AngloGold, as at 27 February 2004 (being the latest practicable date prior to publication of this document), except as indicated below, the following parties are interested directly or indirectly, in three per cent or more of AngloGold's issued ordinary share capital:
Shareholder
Percentage of issued
Number of AngloGold
AngloGold shares
shares
AA plc
55.52%
123,938,730
The Bank of New York*
15.86%
35,414,816
JP Morgan Chase Bank**
5.40%
12,063,027
Public Investment Commissioners**
4.54%
10,134,377
Note:
*   AngloGold Shares held through various custodians in respect of AngloGold ADSs issued by The Bank of New York. As at
27 February 2004 the number of persons who were registered holders of AngloGold ADSs was reported at 4,980. AngloGold is aware that many AngloGold ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of AngloGold ADSs or the number of AngloGold ADSs beneficially held by these persons.
** These interests are stated as at 30 January 2004. These shareholders have not made any notification to AngloGold as to their holdings of AngloGold Shares. Only persons beneficially holding, directly or indirectly, in excess of five per cent of the issued ordinary share capital of AngloGold are required to disclose their interests to AngloGold. 30 January 2004 is the most recent practicable date as of which AngloGold has been able to obtain information as to the interests of these shareholders.
All the issued A and B redeemable preference shares of AngloGold are held by Eastvaal Gold Holdings Limited, AngloGold's wholly-owned subsidiary. The Articles of Association of AngloGold provide that the A redeemable preference shares and the B redeemable preference shares are not transferable.
Save as disclosed in this paragraph 5.1, AngloGold is not aware of any interest which as at 27 February 2004 (being the latest practicable date prior to publication of this document) represented three per cent or more of the issued ordinary share capital of AngloGold.
The following table shows the persons who are expected to be interested, directly or indirectly, in three per cent or more of the issued share capital of AngloGold Ashanti following completion of the Merger, based on the issued share capital of AngloGold and Ashanti as at 27 February 2004 (being the latest practicable date prior to publication of this document), except as indicated below, and assuming that:
·    each Ashanti Shareholder will receive 0.29 AngloGold Ashanti Shares for each Ashanti Share and the
      Government of Ghana will receive 2,658,000 Shares under the Stability Agreement;
·    there is no increase in the issued share capital of AngloGold or Ashanti after 27 February 2004 (being the latest practicable date prior to the publication of this document) and completion of the Merger save in connection with the Scheme and the Merger; and
·    there are no dealings in AngloGold Shares or Ashanti Shares after 27 February 2004 (being the latest practicable date prior to the publication of this document).
Shareholder
Percentage of issued AngloGold Ashanti Shares
AA plc
46.96
The Bank of New York*
13.42
JP Morgan Chase Bank**
4.57
Lonmin
3.96
Public Investment Commissioners**
3.84
The Government of Ghana
3.42
*Shares held through various custodians in respect of AngloGold ADSs issued by the Bank of New York. As at 27 February 2004, the number of persons who were registered holders of ADSs was reported at 4,980. AngloGold is aware that many AngloGold ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADS beneficially held by these persons.
** This is based on the interests of these shareholders as at 30 January 2004. These shareholders have not made any notification to
AngloGold as to their holdings of AngloGold Shares. Only persons beneficially holding, directly or indirectly, in excess of five per cent of the issued ordinary share capital of AngloGold are required to disclose their interests to AngloGold. 30 January 2004 is the most recent practicable date as of which AngloGold has been able to obtain information as to the interests of these shareholders.

Save as described above, AngloGold is not aware of any person who, immediately following the Merger becoming effective, will be interested, directly or indirectly, in three per cent or more of AngloGold Ashanti's issued share capital.
5.2
AA plc
AA plc is the largest shareholder of AngloGold with an equity interest and voting rights of approximately 55.52 per cent as at 27 February 2004 (being the latest practicable date prior to publication of this document) and is therefore regarded as a controlling shareholder of AngloGold for purposes of the UK Listing Rules. Currently, five AngloGold Directors are affiliated with AA plc.
AngloGold is an important strategic investment for AA plc, as it represents AA plc's principal investment in the global gold industry. AngloGold is an operating gold company independent of AA plc. In this regard:
·   following completion of the Merger and the appointment of the three proposed directors not affiliated
·   AngloGold has a fully dedicated and entirely independent management. This includes its chief executive officer. The management is remunerated by AngloGold and incentivised by an AngloGold share incentive scheme;
with AA plc to the AngloGold Board (see paragraph 2.1 of this Part IX), the majority of the non-executive directors will not be affiliated with AA plc;
·   AngloGold has the management, financial capacity and resources to carry out all aspects of its ongoing business activities independent of AA plc; and
·   where appropriate, AngloGold may purchase selected specialised services from AA plc on normal commercial and arm's length terms. However, any such contract with AA plc is subject to the approval of a board sub-committee consisting entirely of AngloGold Directors independent of AA plc.
The AngloGold Directors believe that, for the above reasons, the AngloGold Group is able to carry on its business independently of AA plc.
Save as detailed above, AngloGold is not aware of any person who, immediately following the Merger becoming effective, will exercise, or could exercise, directly or indirectly, jointly or severally, control over AngloGold Ashanti.
6.
DESCRIPTION OF ANGLOGOLD ASHANTI SHARES AND SHARE CAPITAL
6.1
AngloGold Shares and Preference Shares
AngloGold's authorised share capital is ZAR101,050,000, consisting of three classes of shares: AngloGold Shares, A redeemable preference shares of par value ZAR0.50 each, and B redeemable preference shares of par value ZAR0.01 each. The AngloGold Shares and the A redeemable preference shares have voting rights, while the B redeemable preference shares have voting rights only under certain circumstances and, in respect of each of these classes of shares, there is no provision in the Articles of Association for cumulative voting. There is no limitation imposed by the Articles of Association or by South African law on the rights of any persons, including non-residents, to own AngloGold Shares or to exercise voting rights in respect of AngloGold Shares. The authorised and issued share capital of AngloGold at 27 February 2004 (being the latest practicable date prior to the publication of this document) is set out below:
Title of Class
Authorised
Issued
AngloGold Shares 400,000,000 223,242,042
AngloGold A redeemable preference shares 2,000,000 2,000,000
AngloGold B redeemable preference shares 5,000,000 778,896
All of the issued AngloGold Shares, AngloGold A redeemable preference shares and AngloGold B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold.
All of the AngloGold A redeemable preference shares and AngloGold B redeemable preference shares are held by Eastvaal Gold Holdings Limited, AngloGold's wholly-owned subsidiary. AngloGold's Articles of Association provide that the AngloGold A redeemable preference shares and AngloGold B redeemable preference shares are not transferable.

AngloGold is incorporated under the laws of South Africa and the rights of AngloGold Shareholders are governed by the South African Companies Act 61 of 1973 as amended, the South African Securities Regulation Code and the Listings Requirements of the JSE, as well as AngloGold Ashanti's Articles of Association.
At the annual general meeting of AngloGold held on 30 April 2003, the AngloGold Shareholders approved ordinary resolutions which gave authority to the directors to allot and issue at their discretion, all the remaining authorised but unissued AngloGold Shares in the capital of AngloGold for such purposes as they may determine, after setting aside so many AngloGold Shares as may be required to be allotted and issued by AngloGold pursuant to the Share Incentive Scheme. However, insofar as this authority relates to the issue of shares for cash, it is subject to the following conditions (a) that the authority shall only be valid until the next annual general meeting but shall not extend beyond 15 months (b) that a paid press announcement giving full details, including the impact on net asset value and earnings per share, be published after any issue representing, on a cumulative basis within one financial year, 5 per cent or more of the number of shares in issue prior to the issue concerned (c) that the issues in the aggregate in any one financial year shall not exceed 15 per cent of the number of shares of AngloGold's issued ordinary share capital and (d) that, in determining the price at which an issue of shares for cash will be made in terms of this authority, the maximum discount permitted shall be 10 per cent of the weighted average traded price of the AngloGold Shares on the JSE (adjusted for any dividend declared but not yet paid or for any capitalisation award made to shareholders) over the 30 business days prior to the date that the price of the issue is determined or agreed by the directors of AngloGold. The number of authorised but unissued AngloGold Shares at 27 February 2004 (being the latest practicable date prior to the publication of this document) is 176,757,958.
By a special resolution passed at a general meeting held on 5 December 2002, all of AngloGold's ordinary shares of ZAR0.50 each were sub-divided into ordinary shares of ZAR0.25 each, with effect from close of business on 24 December 2002.
The table below details changes in the ordinary issued share capital of AngloGold since 31 December 2000. All references to AngloGold Shares in the table below are given as if the sub-division described above had taken place on 31 December 2000.
Number of
Period to
Description
AngloGold Shares
31 December 2000 Balance brought forward 214,042,174
Shares issued during 2001 Normandy bid - swap shares 466,366
Normandy bid - top-up shares 16,474
AngloGold Share Incentive Scheme 718,000
Acacia Employee Option Plan 25,102
31 December 2001 215,268,116
Shares issued during 2002 Normandy bid - swap shares 6,403,236
Normandy bid - top-up shares 127,156
AngloGold odd-lot offer 278,196
AngloGold Share Incentive Scheme 478,720
Acacia Employee Option Plan 66,598
31 December 2002 222,622,022
Shares issued during 2003 AngloGold Share Incentive Scheme 508,020
Acacia employee option plan 6,300
31 December 2003 223,136,342
Shares issued between AngloGold Share Incentive Scheme 105,700
1 January 2004 and 27 February 2004
(being the latest practicable date prior
to publication of this document)
27 February 2004 223,242,042

There has been no change in the issued preference share capital of AngloGold since 31 December 2000.
Save as disclosed in this paragraph 6 and in paragraph 8 below, no share or loan capital of AngloGold or any of its subsidiary undertakings is under option or is agreed conditionally or unconditionally to be put under option.
All existing AngloGold Shares are in registered form. The holding of AngloGold Shares in uncertificated form is permitted under the Articles of Association of AngloGold and the transfer of AngloGold Shares is permitted through STRATE. AngloGold Shares are not eligible for settlement within CREST.
6.2
New AngloGold Ashanti Shares
The allotment of New AngloGold Ashanti Shares, New AngloGold Ashanti ADSs and AngloGold Ashanti GhDSs to Ashanti Securityholders will be implemented in full in accordance with the terms of the Transaction Agreement, the Scheme and the Stability Agreement. The New AngloGold Shares issued pursuant to the Scheme will be issued credited as fully paid.
Based on the issued ordinary share capital of Ashanti as at 27 February 2004 (being the latest practicable date prior to publication of this document), being 131,186,968, Ashanti Shares, and on the assumption that no further Ashanti Shares are issued between 27 February 2004 and the Effective Date, the aggregate number of New AngloGold Ashanti Shares to be issued pursuant to the Scheme is 38,044,220. In addition, under the Stability Agreement, 2,658,000 New AngloGold Ashanti Shares are to be issued to the Government on the Effective Date. The authorised, issued and fully paid share capital of AngloGold Ashanti immediately following the completion of the Merger, based on the issued share capital of AngloGold as at 27 February 2004 (being the last practicable date prior to the publication of this document) and following the issue by AngloGold of New AngloGold Ashanti Securities to Ashanti Securityholders and to the Government, in accordance with the Scheme and the Stability Agreement, assuming no issue of AngloGold Shares or Ashanti Shares between that date and the Effective Date, will be as follows:
Authorised Authorised
Type
Issued
Issued
number
amount
number
amount
400,000,000 ZAR100,000,000 AngloGold                     263,944,262 ZAR65,986,066
Ashanti Shares
2,000,000 ZAR1,000,000 AngloGold Ashanti 2,000,000 ZAR1,000,000
A redeemable
preference shares
5,000,000 ZAR50,000 AngloGold Ashanti 778,896 ZAR7,789
B redeemable
preference shares
The New AngloGold Ashanti Shares to be issued pursuant to the Merger will be issued credited as fully paid and will rank pari passu in all respects with the existing issued AngloGold Shares, including the right to receive any dividends made, declared or paid after the Effective Date, and will be issued free and clear from all liens.
No fractional interests in New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs will be issued pursuant to the Merger, and Ashanti Securityholders who would otherwise receive fractional interests will instead receive a cash payment in respect of their fractional interests. However, Ashanti Shareholders resident in Ghana will, unless they elect to receive cash, receive AngloGold Ashanti GhDSs, in exchange for their fractional interest.
The New AngloGold Ashanti Shares have not been sold and are not being made available to the public in conjunction with the application for admission to the Official List of the UKLA and admission to trading on the LSE's market for listed securities.
No temporary documents of title will be issued in connection with the Merger.
6.3
Convertible Bonds
In February 2004, AngloGold Holdings plc (the "Issuer"), a wholly-owned subsidiary of AngloGold, issued US$1,000,000,000, 2.375 per cent Guaranteed Convertible Bonds due 2009. As at 27 February 2004

(being the latest practicable date prior to publication of this document) all of the Guaranteed Convertible Bonds were outstanding. The Convertible Bonds are convertible into AngloGold ADSs on the basis described below.
Subject to certain restrictions, each Convertible Bond entitles the holder (such right a "Conversion Right") to convert such Bond into AngloGold ADSs at the then applicable Conversion Price (as defined below). Conversion Rights may be exercised at any time from 8 April 2004 to the close of business (at the place where the relevant bond is deposited for conversion) on (i) the date falling seven business days prior to 27 February 2009 (the "Final Maturity Date") (both dates inclusive) or (ii) if the Convertible Bonds are called for redemption prior to the Final Maturity Date, the seventh business day prior to the relevant date fixed for redemption.
The initial Conversion Price is US$65.00 per AngloGold ADS. Under the terms and conditions of the Convertible Bonds, the Conversion Price is subject to adjustment in certain circumstances as specified in such terms and conditions, including in the event of (i) alterations to the nominal value of the AngloGold Shares as a result of consolidation or subdivision, (ii) certain issues of AngloGold Shares by way of capitalisation of profits or reserves, (iii) certain capital distributions by AngloGold, (iv) certain issues of AngloGold Shares, or the grant of rights to subscribe for or purchase AngloGold Shares, to AngloGold Shareholders as a class. In the event that (i) an offer is made to AngloGold Shareholders to acquire all or a majority of the issued ordinary share capital of AngloGold and, following such offer or scheme becoming wholly unconditional, the right to cast more than 50 per cent of the votes which may ordinarily be cast on a poll at a general meeting of AngloGold has or will become unconditionally vested in the offeror and/or any of its concert parties or (ii) any person and/or any of its concert parties owns, acquires or controls 70 per cent or more of the issued AngloGold Shares or the right to cast more than 70 per cent of the votes which may ordinarily be cast on a poll at a general meeting of AngloGold, then, for a specified period following the occurrence of such event, the Conversion Price will be adjusted.
A Bondholder may exercise the conversion right in respect of a Convertible Bond by delivering such bond, together with a notice of conversion, to the specified office of any paying, transfer or conversion agent in accordance with the terms and conditions of the Convertible Bonds. Upon due exercise of the conversion rights, the relevant Convertible Bonds will be redeemed at their principal amount and the proceeds applied in subscribing and paying up in full the number of AngloGold Shares to be issued and AngloGold will accordingly issue, register and deliver the relevant number of AngloGold Shares and procure the issue and delivery of the relevant AngloGold ADSs in accordance with the terms and conditions of the Convertible Bonds.
The Issuer may redeem all (but not some only) of the Bonds at their principal amount together with accrued interest (if any) up to but excluding the redemption date (i) at any time on or after 14 March 2007 if the trading price of an AngloGold ADS has exceeded 130 per cent of the then Conversion Price during a specified period or (ii) at any time if conversion rights have been exercised or purchases and cancellations effected in respect of 85 per cent or more in principal amount of the Convertible Bonds originally issued.
The Convertible Bonds are not redeemable at the option of the Bondholders.
Unless previously purchased and cancelled, redeemed or converted, the Convertible Bonds will be redeemed on the Final Maturity Date at their principal amount.
The maximum number of AngloGold Ashanti Shares issuable pursuant to the Convertible Bonds (on the assumption that no adjustments are made to the initial Conversion Price) is 15,384,615.
7.
SUMMARY OF MEMORANDUM AND ARTICLES OF ASSOCIATION OF ANGLOGOLD
7.1
Memorandum of Association
The Memorandum of Association of AngloGold provides that its main object is to engage in all aspects of the business of gold exploration, the mining and production of gold, the manufacturing, marketing and selling of gold products and the development of markets for gold. The objects of AngloGold are set out in full in clause 3 of the Memorandum of Association of AngloGold which is available for inspection at the addresses set out in paragraph 24 of Part IX of this document.
7.2
Summary of AngloGold Articles
Set out below is a summary of the provisions of the Articles of Association of AngloGold, which are available for inspection as set out in paragraph 24 of Part IX of this document.

The AngloGold Articles include provisions to the following effect:
7.2.1 Shares
(a)  Allotment and Issue of Shares
Any unissued shares can be disposed of or dealt with in such manner as AngloGold may direct in a general meeting. AngloGold may resolve that all or any of such shares are at the disposal of the directors who may allot, grant options over or otherwise deal with or dispose of the shares to such persons at such times and on such terms and conditions and for such consideration as they may think proper. No shares may be issued at a discount except in accordance with section 81 of the South African Companies Act, 61 of 1973 (as amended) (the "Companies Act"). Section 81 of the Companies Act states that a company can issue at a discount (to par value) shares of a class already in issue if such issue is authorised by a special resolution, that company has been trading for at least one year, the issue is sanctioned by the court and occurs within 1 month of the sanction and the prospectus contains details of the discount.
Any shares may be issued with such rights or restrictions as AngloGold in a general meeting may from time to time determine. In addition, AngloGold may resolve to grant to the directors the power to issue shares on such terms and conditions and with such rights attached as the directors may determine.
(b) Voting rights
Subject to the provisions of section 195 of the Companies Act and to any special terms as to voting upon which any share may be issued or may for the time being be held, every member present in person and entitled to vote has, on a show of hands, one vote irrespective of the number of shares he holds or represents. Upon a poll, every member present in person or by proxy is entitled to exercise that proportion of the total votes in AngloGold which the aggregate amount of the nominal value of the shares held by him bears to the aggregate amount of the nominal value of all the shares issued by AngloGold at the relevant time.
Any body corporate holding shares conferring the right to vote may, by resolution of its directors or other governing body, authorise any person it thinks fit to act as its representative at general meetings of AngloGold or meetings of holders of any class of shares of AngloGold, as provided by Section 188 of the Companies Act. A duly appointed representative is entitled to exercise the same powers on behalf of the body corporate which he represents as that body corporate could exercise if it were an individual member of AngloGold.
In the case of joint holders of a share the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders.
In the case of an equality of votes, whether on a show of hands or a poll, the chairman is entitled to a second or casting vote.
(c) Transfer of Shares
Subject to any statutory restrictions on transfer any member may transfer all or part of his certificated securities, to the extent it is not prevented by section 91A of the Companies Act. (Section 91A of the Companies Act refers only to uncertificated securities.) Every transfer must be in writing in the usual common form or in such other form as the directors may approve and must be left at the transfer office where the register of transfers is kept or at such other place as the directors prescribe and must be accompanied by the share certificate and such other evidence as the directors or registrar may require to prove title and capacity of the intending transferor or transferee.
The directors may refuse to register any transfer of certificated securities unless the instrument of transfer, duly stamped, is lodged with AngloGold accompanied by the share certificate, the transfer is in respect of only one class of securities or the transfer is permitted within any of AngloGold's incentive schemes.

(d) Conversion of Shares into Stock
AngloGold may by special resolution convert any paid-up shares into stock and may reconvert any stock into paid-up shares of any denomination. The holders of stock may transfer their respective interests but the directors may fix the minimum amount of stock transferable. The holders of stock have the same rights, privileges and advantages as regards participation in profits and voting at general meetings of AngloGold as if they held the shares from which the stock arose. All of the provisions of the Articles apply equally to stock as to shares.
(e) Increase and Reduction of Capital
AngloGold can by special resolution resolve to increase its capital by any sum divided into shares of any amount.
Subject to the requirements of the Companies Act and the rules and requirements of the stock exchange on which the securities are listed, AngloGold may by ordinary resolution reduce, dispose of, distribute or otherwise deal with in any manner AngloGold's share capital, share premium, stated capital, reserves and capital redemption reserve fund.
AngloGold, by special resolution and in accordance with the provisions of the Companies Act, can resolve to consolidate and divide all or any part of its share capital into shares of larger amounts or consolidate and reduce the number of any issued no par value shares; increase the number of any issued no par value shares without increasing its stated capital; cancel any shares which have not been subscribed for; sub-divide its shares or any of them into shares of smaller amounts than fixed by the memorandum of association; vary modify or amend any rights attached to any shares whether issued or not, including the conversion of any shares into preference shares; and convert any of its shares whether issued or not into shares of another class.
(f) Modification of Rights
If the share capital is divided into different classes of shares by reason of the issue of preference shares or otherwise, all or any of the rights, privileges and conditions attached to any class of share may be modified in any way, subject to the provisions of the Companies Act, so long as three-fourths of the holders of the issued shares of that class consent.
(g) Rights attaching to Preference Shares
The preference shares are divided into A and B redeemable preference shares. The A redeemable preference shares of ZAR0.50 each were allotted to Eastvaal Gold Holdings Limited as fully paid and are not transferable. They rank pari passu with each other and with the B redeemable preference shares of South African 1 cent each. The payment of an annual dividend is dependent on the after tax income profits derived from mining the Moab Lease Area. There is no right to any dividend payment from any other profits of AngloGold. Upon redemption of the A redeemable preference shares, the holder has the right to receive the nominal value and a premium per share linked to the net proceeds of the disposal of the assets from the Moab Lease Area. The A redeemable preference shares have no right of redemption from any proceeds otherwise arising. They carry voting rights and on a poll entitle the holder to one vote for each A preference share held. The A redeemable preference shares confer the right on winding-up of AngloGold, in priority to the ordinary shares but after any payment in respect of the B redeemable preference shares, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as are available for distribution. There is no entitlement to participate in the surplus funds of AngloGold arising in any other manner.
The B redeemable preference shares of par value ZAR0.01 each were issued to Eastvaal Gold Holdings Limited at a price of ZAR250 per share and are not transferable. They rank pari passu with each other and with the A redeemable preference shares. They carry a right to an annual dividend amounting to the lesser of 5 per cent of the issue price or an amount equivalent to the balance of the after tax profits arising from income derived from mining the Moab Lease Area as determined by the directors. The annual dividend constitutes a first charge on any profits available for distribution from the Moab Lease Area but is not payable from any other profits of AngloGold. Upon redemption the holder is entitled to the nominal value of the B redeemable preference shares and a premium of up to ZAR249.99 per share limited to an amount equal to the net proceeds available from the disposal of the assets relating to the Moab Lease Area. The redemption of the B redeemable preference shares shall be a first charge against the net proceeds from the disposal of the assets relating to the Moab Lease Area following permanent cessation of mining operations in the Area but they have no right of redemption against any proceeds otherwise arising. On winding-up, the B redeemable preference shares confer the right to receive so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as are available for distribution in priority to any payment to the ordinary or A preference shareholders. There is no right to participate in the surplus funds of AngloGold arising in any manner.
The B redeemable preference shares carry no voting rights except where a dividend is unpaid for six months or more, where the proposed resolution directly affects the rights of the holder including a resolution for the winding-up of AngloGold, a reduction in its capital or the disposal of the greater part of the assets of AngloGold or the assets relating to the operations in the Moab Lease Area. Where there is a general meeting at which the holders of the ordinary shares, A redeemable preference shares and B redeemable preference shares are present and a poll is demanded, the holders of the ordinary and A redeemable preference shares are entitled to 50 votes for each share held and the holders of the B redeemable preference shares are entitled to one vote for each B preference share held.
The rights of the A and B redeemable preference shareholders are not directly affected by the creation by AngloGold of any further shares of any class unless those new shares rank as regards participation in the assets or profits of AngloGold from the Moab Lease Area. Such new shares cannot be created without the approval of the A and B redeemable preference shareholders.
7.2.2 General Meetings
AngloGold shall hold a general meeting as its annual general meeting as provided in section 179 of the Companies Act at such time and place as the directors may determine. A general meeting can also be convened (i) whenever the directors see fit and (ii) on requisition as provided in section 181 of the Companies Act. Under section 180 of the Companies Act, two or more members holding not less than one-tenth of the issued share capital of the company may also convene a general meeting.
7.2.3 Dividends and distributions
Subject to statutory provisions and the requirements of any stock exchange on which AngloGold's securities are listed or quoted, AngloGold may make payments to its members from time to time.
AngloGold in general meeting or the directors may from time to time declare a dividend or make any other payment to members (or any class of members) in such currency as the directors or the general meeting may determine and in proportion to the number of shares held by them in each class. Dividends and other payments shall be declared payable to members registered as such on a date subsequent to the date of the declaration thereof as determined by the directors or AngloGold in general meeting. The directors may rescind any such dividend or other payment if they decide that AngloGold's financial position no longer justifies such payment.
No larger dividend shall be declared by the AngloGold in general meeting than is recommended by the directors (AngloGold in general meeting may declare a smaller dividend).
All unclaimed dividends or other payments to members may be invested or otherwise be made use of by the directors for the benefit of AngloGold until claimed. Any dividend or other payment to members remaining unclaimed for a period of not less than three years from the date on which it became payable may be forfeited by resolution of the directors for the benefit of AngloGold. AngloGold is also entitled at any time to delegate its obligations to any member in respect of unclaimed dividends or other unclaimed payments to any one of AngloGold's bankers from time to time.

The declaration of the directors as to whether: (i) AngloGold is, or would be, after payment of any dividend or other payment to members, able to pay its debts as they become due in the ordinary course of business, and (ii) the consolidated assets of AngloGold, fairly valued would, after the payments of the dividend or other payment to members, not be less than the consolidated liabilities of AngloGold, shall be conclusive.
Any dividend may be paid and satisfied, either wholly or in part, by the distribution of specific assets, or in paid-up securities of AngloGold or of any other company, or in cash, or in any one or more of such ways as the directors or AngloGold in general meeting may at the time of declaring the dividend determine and direct.
The directors may from time to time make such regulations as they may think fit in regard to the payment of dividends to members having registered addresses outside South Africa, and such regulations may provide for the payment of such dividends in any foreign currency and the rate of exchange at which such payment shall be made and such other matters as the directors may think fit.
7.2.4 Directors
The management and control of any business of AngloGold shall be vested in the directors who, in addition to their powers under the Articles, may exercise all powers and do all such acts and things as may be exercised or done by AngloGold.
(a) Board Meetings
The directors may regulate board meetings and determine the quorum necessary for the transaction of business as they think fit. Unless otherwise determined by the directors, two directors form a quorum. Issues arising at meetings are decided by majority vote with the chairman having a second or casting vote where there are more than two directors present at the meeting.
A director who is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with AngloGold or any of its subsidiaries must declare the nature of his interest to AngloGold in accordance with the Companies Act. A director shall not vote nor be counted in the quorum on any resolution in respect of any contract or arrangement in which he is interested. This provision does not apply in relation to any contract by a director to subscribe for or underwrite securities and where the contract or arrangement is with a company in which he is interested by reason only of being a director, officer, creditor or member of such company. These provisions may be altered or suspended by AngloGold in a general meeting.
(b) Borrowing Powers
AngloGold may create and issue secured or unsecured debentures and the directors may borrow or secure the payment of such sums as they think fit and may secure the repayment of any indebtedness by bond, mortgage or charge provided that no special privileges as to allotment of shares, attending and voting at meetings, appointment of directors or otherwise shall be given to the holders of debentures of AngloGold without the sanction of AngloGold in a general meeting.
(c) Directors' Remuneration
The directors are entitled to such remuneration as AngloGold may determine by ordinary resolution in a general meeting. If a director performs services that, in the opinion of the board of directors, are outside the scope of the ordinary duties of a director, he may be paid such extra remuneration as the directors determine.
(d) Retirement and Removal of Directors
A director must retire from office if he becomes insolvent or subject to insolvency procedures, is found to be of unsound mind, is requested to resign by at least three-quarters of the directors, is removed by a resolution of AngloGold or is absent from board meetings without representation for six consecutive months. A director can resign with one month's written notice unless he obtains the permission of the directors to shorten his notice period.

At every annual general meeting at least one-third of the longest serving directors must retire from office but are eligible for re-election. Where more than one director has served for an equal length of time, unless they agree between themselves, the director to resign will be determined by lot.
(e)  Interests of directors/Restriction on voting/Indemnity of officers
A director shall not vote nor be counted in the quorum and if he shall do so his vote shall not be counted on any resolution for his own appointment to any other office or position under AngloGold or in respect of any contract or arrangement in which he is interested, but his prohibition shall not apply to (i) any arrangement for giving to any director any security of indemnity in respect of money lent by him to, or obligations undertaken by him for the benefit of, AngloGold (ii) any arrangement for the giving by AngloGold of any security to a third party in respect of a debt or obligation of AngloGold which the director has himself guaranteed or secured (iii) any contract by a director to subscribe for or underwrite securities or (iv) any contract or arrangement with a company in which he is interested by reason only of being a director, officer, creditor or member of such company (and note that these prohibitions may at any time be suspended or relaxed to any extent either generally, or in respect of any particular contract or arrangement, by AngloGold in general meeting).
Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more directors to offices or employments with AngloGold or any company in which AngloGold is interested, such proposals may be divided and considered in relation to each director separately and in such cases each of the directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.
If any question arises at any meetings as to the entitlement of any directors to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question must be referred to the chairman of the meeting and his ruling in relation to any other director must be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed.
The directors may exercise the voting powers conferred by the shares in any other company held or owned by AngloGold in such manner and in all respects as they think fit, including the exercise thereof in favour of any resolution appointing themselves or any of them to be directors or officers of such other company or voting or providing for the payment of remuneration to the directors or officers of such other company.
7.2.5  Share Premium Account and Capital Redemption Reserve Fund
AngloGold may by ordinary resolution authorise the directors to distribute or deal with, in any way recommended by the directors, all or any part of the amount standing to the credit of any share premium account or capital redemption reserve fund of AngloGold.
7.2.6  Winding-up
If AngloGold is wound-up, the liquidator may, with approval of AngloGold by special resolution, divide among the members the whole or any part of the assets of AngloGold and may determine how the division shall be carried out as between the shareholders or different classes of shareholders.
8.
SHARE INCENTIVE SCHEME AND OPTION PLAN
8.1
AngloGold Share Incentive Scheme
AngloGold operates a share incentive scheme for the purpose of providing an incentive to executive directors, executive officers and managers to identify themselves more closely with the fortunes of the AngloGold Group and its continued growth, and also to promote the retention of such employees by giving them an opportunity to acquire shares in AngloGold.

Under the terms of the AngloGold Share Incentive Scheme, which was approved by the shareholders at general meeting, up to 2.75 per cent of AngloGold Shares in issue may be allocated to eligible scheme participants. As at 31 December 2002 and 2001, this amounted to 6,136,249 AngloGold Shares and 6,122,106 AngloGold Shares, respectively.
The maximum aggregate number of AngloGold Shares which may be acquired by any one participant in the scheme is 300,000.
Non-executive directors are not eligible for participation in the scheme.
All options which have not been exercised within ten years from the date on which they were granted automatically lapse, unless otherwise stated.
The scheme provides for the granting of options, based on two separate criteria:
Time related options were approved by AngloGold Shareholders at the general meeting held on 4 June 1998, and amended by shareholders at the annual general meeting held on 30 April 2002. No further options will be granted under this plan which will terminate on 1 February 2012, being the date on which the last options may be exercised or will expire.
Each time related option entitles the holder to acquire one AngloGold Share at a price equal to the closing price of AngloGold Shares on the JSE on the day before granting of the option.
Time related options granted, may be exercised as follows:
Percentage
Period after date of grant of options
20 2 years
40 3 years
60 4 years
100 5 years
Performance related options were approved by shareholders at the annual general meeting held on 30 April 2002.
Each performance related option entitles the holder to acquire one AngloGold Share at a price equal to the closing price of AngloGold Shares on the JSE on the day before granting of the option.
Performance related options may be exercised in full, three year's after date of grant, provided that the conditions on which the options were granted, namely the performance of AngloGold as determined by the directors at date of grant, are met.
The options outstanding as at 31 December 2003 are as follows:
Type
Number of
Average Option
Last date on which
AngloGold shares
exercise price
the options can be
under outstanding
exercised
options
Time related options 1,603,660 ZAR125.14 1 February 2012
Performance-related options
2,316,300 ZAR258.53 2 March 2013
Total AngloGold Share Incentive Scheme
3,919,960 ZAR203.96 2 March 2013
As of 27 February 2004 (being the latest practicable date prior to publication of this document), 105,700 options have been exercised during 2004.
8.2
Acacia Employee Option Plan
AngloGold's wholly-owned subsidiary, AngloGold Australia Limited (originally Acacia Resources Limited) operated the Acacia Employee Option Plan for certain of its employees. In terms of this plan, on exercising of options, a ratio of 7 AngloGold Shares for every 100 Acacia options held is applicable. The issue price of the AngloGold Shares is calculated using the Australian dollar/South African rand exchange rate as at the date of allotment. During 2003, AngloGold issued 6,300 AngloGold Shares at an average price of ZAR138.61 per share on the exercise of 90,000 Acacia options. At 31 December 2003, all options granted in terms of the Acacia option plan had been exercised or lapsed, and the plan has now been terminated.
9.
EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING ANGLOGOLD ASHANTI AND ANGLOGOLD ASHANTI SECURITYHOLDERS
9.1
South Africa
The following is a general outline of South African exchange controls only. Investors should consult a professional adviser as to the exchange control implications of their particular investments. In particular, the principles summarised below may not apply in the same way to former residents of South Africa.
South African law provides for exchange control regulations, which restrict the export of capital from the South African Common Monetary Area. The exchange control regulations, which are administered by the Exchange Control Department of the SARB, are applied throughout the South African Common Monetary Area, and regulate transactions involving South African residents, including natural persons and legal entities.
South African Government officials have from time to time stated their intentions to lift South Africa's exchange control regulations when economic conditions permit such action. In his budget speech in March 1997, the South African Minister of Finance announced that restrictions relating to offshore investments by South African companies and individuals subject to South African exchange control would, to a limited extent, be lifted. Since then, the South African Government has incrementally relaxed aspects of exchange control for financial institutions and individuals. However, it is impossible to predict with any certainty when the South African Government will remove exchange controls in their entirety.
The comments below relate to exchange controls in force at the date of this document. These controls are subject to change at any time without prior notice.
Investments in South African Companies
A foreign investor may invest freely in shares in a South African company. Any foreign investor may also sell shares in a South African company and transfer the proceeds out of South Africa without restriction. All shares acquired by a foreign investor must be endorsed or marked "Non-resident" upon acquisition by the foreign investor. Acquisitions of shares of South African companies by non-South African purchasers are not generally subject to review by the SARB when the consideration is in cash. Prior SARB approval is required in all other circumstances, including when the consideration is paid in the form of equity in a non-South African company or when the acquisition is financed by means of a loan from a South African lender.
Dividends
The payment of dividends to foreign shareholders is not subject to the approval by the SARB; however, the annual financial statements of the South African company paying the dividends and an auditor's certificate may be required to be furnished to the company's authorised dealer (a bank licensed to deal in foreign exchange) in order to pay such dividend. Dividends are freely transferable to foreign shareholders from both trading and realised non-trading profits earned in South Africa by publicly listed companies.
Interest and Loans
Interest on foreign loans is freely remittable abroad, provided the acceptance of the terms, including the interest rate payable and the repayment terms, received prior SARB approval. All capital repayments are subject to the prior SARB approval.
Voting Rights
There are no limitations imposed by South African law or by the Memorandum and Articles of Association of AngloGold Ashanti on the rights of non-South African shareholders to vote the AngloGold Ashanti Shares.

Overseas Financing and Investments
AngloGold and its South African subsidiaries require SARB approval to raise debt from and repay debt to non-residents of the South African Common Monetary Area.
Debt raised outside the South African Common Monetary Area by AngloGold's non-South African subsidiaries is not restricted under South African exchange control regulations and can be used for overseas investment, subject to any conditions imposed by the SARB in connection with establishing such a subsidiary. AngloGold and its South African subsidiaries would, however, require SARB approval in order to provide guarantees for the obligations of any of its subsidiaries with regard to funds obtained from non-residents of the South African Common Monetary Area.
Debt raised outside the South African Common Monetary Area by AngloGold's non-South African subsidiaries must be repaid or serviced by AngloGold's foreign subsidiaries.
A listing by a South African company on any stock exchange, other than the JSE, in connection with raising capital requires permission from the SARB.
Under current exchange control regulations, offshore investments by AngloGold and its South African subsidiaries, financed by cash or the issue of AngloGold securities, require the approval of the SARB. On application to the SARB, use of South African funds for such investments may be allowed for up to ZAR2 billion for each investment within the African continent and up to ZAR1 billion for each investment elsewhere. Any amount in excess of the above limits must be financed overseas.
9.2
Ghana
Ghana has a system of exchange control. The Exchange Control Act, 1961 and the Exchange Control Regulations, 1961 provide the general statutory framework for Ghanaian exchange control. Through them the Government of Ghana exercises its policy of exchange control with respect to all dealings by residents of Ghana in securities with non-residents and in foreign currency. The Mining Law modifies the exchange control provisions that apply to holders of mining leases in Ghana. Holders of mining leases, if permitted by the Bank of Ghana, have limited rights to retain certain foreign exchange earnings overseas and to use such earnings for the acquisition of mining inputs, which would not otherwise be readily available without the use of such earnings. Where the net earnings of a holder of a mining lease are in foreign currency, the holder is permitted (by the Minister of Finance and Economic Planning in consultation with the Minister of Mines acting on the advice of the Minerals Commission) to retain not less than 25 per cent of foreign exchange earnings in an external account for acquiring machinery and equipment, spare parts and raw materials as well as for certain other payments, including dividend and debt service payments. Ashanti's operations in Ghana are permitted to retain either 60 per cent or 80 per cent of their foreign exchange earnings in such an account. In accordance with the Stability Agreement, Ashanti's operations in Ghana will be permitted to retain 80 per cent of their foreign exchange earnings in such an account with effect from the Effective Date.
10. POST-MERGER TAXATION
10.1 Ghana
The following is a summary of certain Ghanaian tax consequences of the holding and disposal of AngloGold Ashanti Shares or AngloGold Ashanti ADSs. This information is not a substitute for independent advice pertaining to a shareholder's particular circumstances. It is intended as a general guide only, and is based on current Ghanaian legislation and practice, both of which are subject to change. It relates only to the position of a holder of AngloGold Ashanti Shares or AngloGold Ashanti ADSs who is the absolute beneficial owner of those AngloGold Ashanti Shares or AngloGold Ashanti ADSs and who owns those AngloGold Ashanti Shares or those AngloGold Ashanti ADSs as a capital investment. It is not intended to apply to certain classes of shareholders such as brokers or dealers. If a holder is in any doubt as to its tax position, or a holder is resident or subject otherwise to tax in any jurisdiction other than the Ghana, such holder should consult its own tax adviser.

Dividends
An individual or corporate holder of AngloGold Ashanti Shares, AngloGold Ashanti ADSs or AngloGold Ashanti GhDSs who is resident in Ghana for Ghanaian tax purposes and who receives a dividend from AngloGold Ashanti will generally be liable to Ghanaian income tax in respect of the amount of that dividend. This tax is known as a withholding tax A non-Ghanaian source dividend is taxable in Ghana only when brought into or received in Ghana. Income is deemed to be brought into or received in Ghana where it is (a) remitted to or transmitted into Ghana (b) applied wholly or partially towards the payment of a debt incurred in Ghana or (c) applied towards the acquisition of a movable property that is brought into Ghana. Dividends received by residents in Ghana from a company resident in Ghana are taxable, currently at a rate of 10 per cent. No further Ghanaian tax is payable on dividends received by resident shareholders from resident companies.
With respect to non-resident companies' dividend payments to resident shareholders, the dividend amount is added to the "assessable income" of the shareholder and the appropriate mainstream tax rates applied. In such cases, the tax liability of the resident shareholder could be higher (up to 32.5 per cent depending on the income of the resident shareholder).
AngloGold has made an application to the Minister of Finance in Ghana to obtain approval for all dividends and distributions of AngloGold Ashanti to Ghanaian residents holding AngloGold Ashanti Securities to be subject to withholding tax at the rate applicable to dividend payments made by resident companies (currently 10 per cent) and that such withholding tax be deemed the final tax payable on the dividends received by the holders of AngloGold Ashanti Securities resident in Ghana.
The share registrar in Ghana will automatically deduct the withholding tax from dividends and distributions received by holders of AngloGold Ashanti Shares resident in Ghana (other than the custodian holding the AngloGold Ashanti Shares underlying the AngloGold Ashanti GhDSs). The depositary agent for the AngloGold Ashanti GhDSs will automatically deduct the withholding tax from dividends and distributions received on the AngloGold Ashanti Shares, underlying the AngloGold Ashanti GhDSs, as held by the custodian for the AngloGold Ashanti GhDSs. Holders of AngloGold Ashanti ADSs resident in Ghana will be responsible for paying the applicable withholding tax directly to the Internal Revenue Service in Ghana.
Double tax relief for foreign tax suffered directly or by deduction in respect of non-Ghanaian source dividend income is only available where there is a double taxation arrangement between the Ghanaian Government and the source country. At present there is no treaty between Ghana and South Africa.
Chargeable Gains
Capital gains arising on a disposal of securities listed on the GSE are presently exempt from Ghanaian capital gains tax until 11 November 2005.
Stamp Duty
No Ghanaian stamp duty should generally be payable on future transfers of AngloGold Ashanti Shares or AngloGold Ashanti ADSs.
10.2 South Africa
General
The following is a summary of certain South African tax consequences relating to the holders of AngloGold Ashanti Shares or AngloGold Ashanti ADSs. This information is not a substitute for independent advice pertaining to a shareholder's particular circumstances. It is intended as a general guide only, and is based on current South African tax legislation and practice in force as of the date of this memorandum. It relates only to the dividends declared by AngloGold Ashanti to, and the disposal by, a holder of AngloGold Ashanti Shares or AngloGold Ashanti ADSs who is the absolute beneficial owner of those AngloGold Ashanti Shares or AngloGold Ashanti ADSs, and who owns those AngloGold Ashanti Shares or those AngloGold Ashanti ADSs as a capital investment. It is not intended to apply to certain classes of shareholders such as brokers or dealers. If a holder is in any doubt as to its tax position, or a holder is resident or subject otherwise to tax in any jurisdiction other than the Republic of South Africa, such holder should consult its own tax adviser.

Dividends
South Africa imposes a corporate tax known as a "Secondary Tax on Companies" ("STC"), inter alia, on the distribution of earnings in the form of dividends. Each distribution declared by a company is subject to STC. The receipt of dividends from a South African company by holders of shares is exempt from South African tax. Under the terms of an option granted to gold mining corporations, AngloGold has elected not to be subject to STC and to pay corporate tax at a slightly higher rate than would otherwise have been the case. This election has resulted in the overall tax paid by AngloGold being lower than the overall tax that AngloGold would have paid had it been subject to STC.
South Africa does not impose any withholding tax or any other form of tax on dividends paid to holders of shares or ADSs in South African companies. Accordingly, holders of AngloGold Ashanti Shares or AngloGold Ashanti ADSs will not be subject to withholding tax on dividends paid to them by AngloGold Ashanti.
Capital Gains Tax
The disposal by a South African resident of AngloGold Ashanti Shares or AngloGold Ashanti ADSs held as a capital asset is subject to Capital Gains Tax ("CGT") in respect of capital gains on such disposal. A capital gain will be equal to the excess of the proceeds on the disposal of the AngloGold Ashanti Shares or AngloGold Ashanti ADSs over the acquisition price of the AngloGold Ashanti Shares or AngloGold Ashanti ADSs ("the base cost"). Where the AngloGold Ashanti Shares or AngloGold Ashanti ADSs (previously AngloGold Shares or AngloGold ADSs) were acquired and not disposed of prior to 1 October 2001 (the date on which CGT was introduced in South Africa) the base cost in respect of the AngloGold Ashanti Shares or the AngloGold Ashanti ADSs will, subject to certain conditions and elections made by the holder, be determined by the holder thereof as:
·   the market value of the AngloGold Shares (as published by the South African Revenue Service) or the
AngloGold ADSs on the last business day preceding 1 October 2001;
·   20 per cent of the proceeds realised from the disposal of the AngloGold Ashanti Shares or the
AngloGold Ashanti ADSs; or
·   the time-apportionment base cost of the AngloGold Ashanti Shares or the AngloGold Ashanti ADSs.
In circumstances where the AngloGold Ashanti Shares or the AngloGold Ashanti ADSs were acquired in exchange for the Ashanti Shares or Ashanti GDSs, subject to certain conditions, the base cost in respect of the AngloGold Ashanti Shares or the AngloGold Ashanti ADSs will be the acquisition cost of the Ashanti Shares or the Ashanti GDSs. These rules will not, however, apply to a trust (other than testamentary trusts and trusts established in terms of the Mental Health Act, 1973 (Act No. 18 of 1973) (as amended)). In the event that the Ashanti Shares or the Ashanti GDSs were acquired and not disposed of prior to 1 October 2001, the base cost will, subject to certain conditions and elections made by the holder, be determined by the holder thereof as:
·   the market value of the Ashanti Shares or the Ashanti GDSs on the last business day preceding
1 October 2001;
·   20 per cent of the proceeds realised from the disposal of the AngloGold Ashanti Shares or the
AngloGold Ashanti ADSs; or
·   the time-apportionment base cost of the Ashanti Shares or the Ashanti GDSs.
Save in respect of certain transactions involving a direct or indirect interest in immovable property, including property holding companies, CGT in South Africa applies only to South African residents. Accordingly, it is unlikely that non-residents of South Africa will be subject to South African CGT in respect of the disposal of AngloGold Ashanti Shares or AngloGold Ashanti ADSs.
Stamp Duty and Uncertificated Securities Tax
The transfer of AngloGold Ashanti Shares, in the event that such AngloGold Ashanti Shares are sold through or by a member of any recognised stock exchange or transfer of beneficial ownership is effected by a participant as defined in the Uncertificated Securities Tax Act, is subject to uncertificated securities tax ("UST") of 0.25 per cent of the consideration payable in respect of the AngloGold Ashanti Shares. In the event that the sale does not take place through a member of a recognised stock exchange or transfer of beneficial ownership of the AngloGold Ashanti Shares is not effected by a participant as defined in the Uncertificated Securities Tax Act, the transfer will be subject to stamp duty of 0.25 per cent of the higher of the market value and the consideration received on disposal of the AngloGold Ashanti Shares. The UST or stamp duty is payable by a purchaser of AngloGold Ashanti Shares, unless otherwise agreed.
In terms of the South African Stamp Duties Act, 1968 (Act No. 77 of 1968) (as amended) (the "Stamp Duties Act") in certain circumstances, the transfer of securities issued by any South African company or body corporate is exempt from South African stamp duty, if the instrument of transfer is executed outside South Africa and the registration of transfer is effected in any branch register kept by such company or body corporate outside the Republic, provided that the other conditions required have been complied with and the Commissioner for Inland Revenue has issued an appropriate notice in confirmation of such exemption. The transfer of AngloGold Ashanti ADSs will not be subject to South African stamp duty, provided the Commissioner for Inland Revenue has issued an appropriate notice in confirmation of an exemption under the Stamp Duties Act.
Subject to the applicability of the exemption above, the transfer of AngloGold Ashanti Shares or AngloGold Ashanti ADSs outside South Africa generally will not be subject to South African stamp duty and/or UST.
10.3 United States
General
The following is a general summary of the material US federal income tax consequences to US holders (as defined below) of the ownership and disposition of AngloGold Ashanti Shares or AngloGold Ashanti ADSs that are held as capital assets following the Merger. This summary is based on applicable South African, Ghanaian and US tax laws, including the US Internal Revenue Code of 1986, as amended, US Treasury regulations promulgated thereunder, rulings, judicial decisions, administrative pronouncements, and the Convention between the Government of the United States of America and South Africa for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, signed 17 February 1997 (the "US-South Africa income tax treaty"), all as currently in effect, and all of which are subject to change or changes in interpretation, possibly with retroactive effect.
This summary does not address all aspects of US federal income taxation that may apply to holders that are subject to special tax rules, including but not limited to, US expatriates, insurance companies, banks, tax-exempt entities, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, investors that own (directly, indirectly or by attribution) five per cent or more of the outstanding share capital or voting power of AngloGold Ashanti, persons holding their AngloGold Ashanti Shares or AngloGold Ashanti ADSs as part of a straddle, hedging or conversion transaction, persons who acquired their AngloGold Ashanti Shares or AngloGold Ashanti ADSs pursuant to the exercise of employee stock options or otherwise as compensation, or persons whose functional currency is not the US dollar (any such other currency hereinafter referred to as a "foreign currency"). Such holders may be subject to US federal income tax consequences different from those set forth below and should consult their own tax advisers.
As used in this section, the term "US holder" means a beneficial owner of AngloGold Ashanti Shares or AngloGold Ashanti ADSs who is:
·  an individual who is a citizen or resident of the United States for US federal income tax purposes;
·   a corporation (or certain other entities treated as corporations for US federal income tax purposes)
created in or organised under the laws of the United States or any state thereof;
·   an estate the income of which is subject to US federal income taxation regardless of its source; or
·   a trust if a US court can exercise primary supervision over the administration of the trust and one or more US persons are authorised to control all substantial decisions of the trust.
If a partnership (including for this purpose any entity treated as a partnership for US federal income tax purposes) holds AngloGold Ashanti Shares or AngloGold Ashanti ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US holder is a partner in a partnership that holds AngloGold Ashanti Shares or AngloGold Ashanti ADSs, the holder is urged to consult its own tax adviser regarding the specific tax consequences of the ownership and disposition of AngloGold Ashanti Shares or AngloGold Ashanti ADSs.
All holders of AngloGold Ashanti Shares or AngloGold Ashanti ADSs should consult their own tax advisers concerning the specific South African and US federal, state and local tax consequences of owning and disposing AngloGold Ashanti Shares or AngloGold Ashanti ADSs in light of their particular situations as well as any consequences arising under the laws of any other relevant taxing jurisdiction. In particular, US holders are urged to consult their own tax advisers concerning whether they are eligible for benefits under the US-South Africa income tax treaty.
For US federal income tax purposes and for purposes of the US-South Africa income tax treaty, a US holder will be treated as owning the underlying shares represented by AngloGold Ashanti ADSs. The following discussion (except where otherwise expressly noted) applies equally to US holders of AngloGold Ashanti Shares, on the one hand, and to US holders of AngloGold Ashanti ADSs, on the other.
Deposits and withdrawals of AngloGold Ashanti Shares by US holders in exchange for AngloGold Ashanti ADSs generally will not be taxable transactions for US federal income tax purposes.
Taxation of Dividends
The gross amount of distributions (including the amount of any South African withholding tax thereon) paid to a US holder generally will be taxable as ordinary income to the US holder for US federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of AngloGold Ashanti, as determined for US federal income tax purposes, based on the US dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by a US holder, in the case of AngloGold Ashanti Shares, or by the depositary, in the case of AngloGold Ashanti ADSs. Distributions by AngloGold Ashanti in excess of its current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the US holder's adjusted tax basis in the AngloGold Ashanti Shares, thus reducing the US holder's adjusted tax basis in such AngloGold Ashanti Shares and, thereafter, the balance of the distribution in excess of the adjusted tax basis will be taxed as a capital gain recognised on a sale or exchange. US corporate holders will not be eligible for the dividends-received deduction in respect of dividends paid by AngloGold Ashanti. For foreign tax credit limitation purposes, dividends paid by AngloGold Ashanti will be income from sources outside the United States. At present, South Africa does not impose any withholding tax on dividends. If withholding tax were to be imposed as a result of a change in South African law, US holders who are eligible for benefits under the US-South Africa income tax treaty would be subject to withholding at a maximum rate of tax of 15 per cent on dividend distributions paid by AngloGold Ashanti.
The amount of any distribution paid in a foreign currency will be included in the gross income of a US holder of AngloGold Ashanti Shares in an amount equal to the US dollar value of the foreign currency calculated by reference to the spot rate in effect of the date of receipt, regardless of whether the foreign currency is converted into US dollars. If the foreign currency is converted into US dollars on the date of receipt, a US holder of AngloGold Ashanti Shares generally will not be required to recognise foreign currency gain or loss in respect of the distribution. If the foreign currency received in the distribution is not converted into US dollars on the date of receipt, a US holder of AngloGold Ashanti Shares will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss recognised upon a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss. In the case of a US holder of AngloGold Ashanti ADSs, the amount of any distribution paid in a foreign currency will be converted into US dollars by the depositary upon its receipt. Accordingly, a US holder of AngloGold Ashanti ADSs generally will not be required to recognise any foreign currency gain or loss in respect of the distribution.
Recent US Tax Legislation Applicable to Individuals
Under 2003 US tax legislation, individual US holders (and some trusts and estates) are eligible for reduced rates of US federal income tax (currently a maximum of 15 per cent) in respect of "qualified dividend income" received in taxable years beginning after 31 December 2002 and beginning before 1 January 2009 provided that the holders meet certain holding period and other requirements. For this purpose, qualified dividend income generally includes dividends paid by non-US corporations if, among other things (i) the shares with respect to which the dividend has been paid are readily tradable on an established securities market in the United States (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the US-South Africa income tax treaty) which provides for the exchange of information. AngloGold Ashanti currently believes that dividends paid with respect to its AngloGold Ashanti Shares and AngloGold Ashanti ADSs should constitute qualified dividend income for US federal income tax purposes. Some of the eligibility requirements for non-US corporations are not entirely clear, however, and further guidance from the IRS is anticipated. In addition, the IRS is expected to issue certification procedures for 2004 whereby a non-US corporation will have to certify as to the eligibility of its dividends for the reduced US federal income tax rates.
Taxation of Capital Gains
If a US holder is a resident of the United States, for purposes of the US-South Africa income tax treaty, the US holder will not be subject to South African tax on any capital gain if the holder sells or exchanges AngloGold Ashanti Shares. Special rules apply to individuals who are residents of more than one country.
In general, upon a sale, exchange or other disposition of AngloGold Ashanti Shares, a US holder will recognise capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised on the disposition and the US holder's adjusted tax basis, determined in US dollars, in the AngloGold Ashanti Shares. Such gain or loss generally will be US source gain or loss, and will be treated as long-term capital gain or loss if the US holder's holding period in the AngloGold Ashanti Shares exceeds one year at the time of disposition. If the US holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates as compared to most items of ordinary income if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.
If a US holder receives foreign currency upon the sale of AngloGold Ashanti Shares, that US holder may recognise ordinary income or loss as a result of currency fluctuations between the date of the sale of the AngloGold Ashanti Shares and the date the sales proceeds are converted into US dollars, as described above in connection with the receipt of dividends.
Passive Foreign Investment Company Status
A non-US corporation will be classified as a Passive Foreign Investment Company (a "PFIC") for any taxable year if at least 75 per cent of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50 per cent of the average value of its assets consists of assets that produce, or are held for the production of passive income. AngloGold Ashanti believes that it will not be classified as a PFIC for the 2004 taxable year for US federal income tax purposes, but this conclusion is a factual determination that must be made annually as of the close of the taxable year and is a function of all the facts and circumstances. If AngloGold Ashanti were to become a PFIC, the tax on distributions on its ordinary shares and on any gains realised upon the disposition of ordinary shares may be less favourable than as described herein. Furthermore, in such case dividends paid by AngloGold Ashanti would not be qualified dividend income and would be taxed at the higher rates applicable to other items of ordinary income. US holders should consult their own tax advisers regarding the application of the PFIC rules to their ownership of AngloGold Ashanti Shares.
US Information Reporting and Backup Withholding
Dividend payments made to a holder and proceeds paid upon the sale, exchange or other disposition of a holder's AngloGold Ashanti Shares may be subject to information reporting to the IRS, and possible US federal backup withholding at a current rate of 28 per cent. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non- US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-related financial intermediaries. Holders should consult their own tax advisers regarding their qualification for exemption from information reporting and backup withholding and the procedures for obtaining such an exemption.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's US federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.
10.4 United Kingdom
General
The following is a summary of certain UK taxation consequences of the holding and disposal of AngloGold Ashanti Shares or AngloGold Ashanti ADSs. It is intended as a general guide only, and is based on current UK legislation and UK Inland Revenue published practice as at the date of this document, both of which are subject to change. It relates only to the position of a holder of AngloGold Ashanti Shares or AngloGold Ashanti ADSs who is the absolute beneficial owner of those AngloGold Ashanti Shares or AngloGold Ashanti ADSs and who owns those AngloGold Ashanti Shares or AngloGold Ashanti ADSs as a capital investment. It is not intended to apply to certain classes of shareholder such as brokers or dealers. If you are in any doubt as to your tax position, or you are or may be resident or otherwise subject to tax in any jurisdiction other than the United Kingdom, you should consult your own professional advisers.
Dividends
No UK tax is required to be withheld from dividends paid by AngloGold Ashanti.
An individual holder of AngloGold Ashanti Shares or AngloGold Ashanti ADSs who is resident in the United Kingdom for UK tax purposes and who receives a dividend from AngloGold Ashanti will generally be liable to UK income tax in respect of the amount of that dividend. Dividends will be subject to UK income tax at the rate of 10 per cent on the amount of the dividend in the hands of a UK-resident individual holder who is liable to UK income tax at the starting, lower or basic rate. A UK-resident individual holder who is liable to UK income tax at the higher rate will generally be subject to UK income tax at the rate of 32.5 per cent on the amount of the dividend. Whether a UK-resident individual holder is liable to UK income tax at the starting, lower, basic or higher rate will depend on the particular circumstances of that holder. A UK-resident individual holder is generally not entitled to set off or receive payment of a tax credit in the United Kingdom in respect of that dividend, except to the extent that the holder has paid tax under the laws of South Africa, whether directly or by deduction, in respect of that dividend (excluding tax payable in respect of the profits out of which the dividend is paid) when that amount of tax may (subject to certain limitations) be credited against that holder's liability to UK income tax in respect of that dividend.
A corporate holder of AngloGold Ashanti Shares or AngloGold Ashanti ADSs who is resident in the United Kingdom for UK tax purposes will generally be liable to UK corporation tax on any dividend received from AngloGold. To the extent that such a holder has paid tax under the laws of South Africa, whether directly or by deduction, in respect of that dividend, that holder should (subject to certain limitations) be entitled to claim relief in respect of such tax (excluding tax payable in respect of the profits out of which the dividend is paid unless the holder controls directly or indirectly 10 per cent or more of the voting power of AngloGold Ashanti).

Chargeable Gains
A disposal of AngloGold Ashanti Shares or AngloGold Ashanti ADSs by a holder who is resident (or, in the case of an individual, ordinarily resident) in the United Kingdom for UK tax purposes may, depending on the holder's particular circumstances and subject to any available exemption or relief, give rise to a chargeable gain or allowable loss for the purposes of UK capital gains tax or (in the case of a corporate holder) UK corporation tax on chargeable gains.
An individual holder of AngloGold Ashanti Shares or AngloGold Ashanti ADSs who ceases to be resident or ordinarily resident in the United Kingdom for UK tax purposes for a period of less than five years and who disposes of AngloGold Ashanti Shares or AngloGold Ashanti ADSs during that period may be liable on returning to the United Kingdom for UK tax on capital gains (subject to any available exemption or relief) notwithstanding that the individual may not be resident or ordinarily resident in the United Kingdom for UK tax purposes at the time of the disposal.
Stamp Duty and SDRT
AngloGold Ashanti Shares registered in a UK register. It is understood that certain of the AngloGold Ashanti Shares issued pursuant to the Merger will be registered in a register kept in the United Kingdom. The conveyance or transfer on sale of such AngloGold Ashanti Shares will generally be subject to ad valorem UK stamp duty on the instrument of transfer at the rate of 0.5 per cent of the amount or value of the consideration given. UK stamp duty is normally the liability of the purchaser or transferee of such AngloGold Ashanti Shares. An unconditional agreement to transfer such AngloGold Ashanti Shares will normally give rise to a charge to UK SDRT at the rate of 0.5 per cent of the amount or value of the consideration for such AngloGold Ashanti Shares. However, where within six years of the date of the agreement an instrument of transfer is executed and duly stamped, the UK SDRT liability will be cancelled and any UK SDRT which has been paid will be repaid. UK SDRT is normally the liability of the purchaser or transferee of such AngloGold Ashanti Shares.
Where such AngloGold Ashanti Shares are transferred (a) to, or to a nominee for, a person whose business includes the provision of clearance services or (b) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, no UK SDRT liability should arise. Ad valorem UK stamp duty (at the rate of 0.5 per cent of the amount or value of the consideration given) or fixed UK stamp duty of 5 may, however, be payable on an instrument of transfer.
AngloGold Ashanti Shares not registered in a UK register ("Other Shares") and AngloGold Ashanti ADSs. Subject to the comments which follow, a paperless transfer on sale of Other Shares within a clearance system, or of AngloGold Ashanti ADSs, should not be subject to UK stamp duty.
On a sale of Other Shares or AngloGold Ashanti ADSs an instrument of transfer of those Other Shares or AngloGold Ashanti ADSs which is, amongst other things, executed in the United Kingdom, will generally be subject to ad valorem UK stamp duty at the rate of 0.5 per cent of the amount or value of the consideration given. Provided, however, that if the instrument of transfer is not executed in the United Kingdom, and provided also that such instrument does not relate to any property in the United Kingdom, or to any matter or thing done or to be done in the United Kingdom, no UK stamp duty will be payable on that instrument.
Generally, the Other Shares are not expected to be "chargeable securities" for UK SDRT purposes (since (a) no Other Shares are or are expected to be registered in a register kept in the United Kingdom by or on behalf of AngloGold Ashanti and (b) the Other Shares are not paired with shares issued by a body corporate incorporated in the United Kingdom), and so no UK SDRT is expected to be payable in respect of an agreement to transfer Other Shares. For similar reasons the same is true in respect of an agreement to transfer AngloGold Ashanti ADSs.
11. WORKING CAPITAL
AngloGold is of the opinion that the working capital available to the AngloGold Group, as enlarged by the Merger, is sufficient for its present requirements, that is for at least the next 12 months from the date of publication of this document.

12. MATERIAL CONTRACTS
Save for the Transaction Agreement referred to in Part I of this document and described in further detail in paragraph 15 of this Part IX and the Subscription Agreement described in further detail below, no contract, not being a contract entered into in the ordinary course of business, has been entered into (a) by a member of the AngloGold Group within the two years immediately preceding the date of this document and which is material or (b) at any time by a member of the AngloGold Group and which contains provisions under which a member of the AngloGold Group has an obligation or entitlement which is material to the AngloGold Group as at the date of this document.
Under a subscription agreement (the "Subscription Agreement") dated 19 February 2004 between AngloGold Holdings plc (the "Issuer"), AngloGold Limited, and the various managers named therein (together, the "Managers"), the Managers agreed to subscribe themselves, or procure subscribers for, the Convertible Bonds at a price equal to 100 per cent of their principal amount, and the Issuer agreed to issue the Convertible Bonds to the subscribers procured by the Managers or, failing which, to the Managers. The Subscription Agreement contains a number of representations and warranties given by the Issuer and AngloGold, a number of undertakings given by the Issuer and AngloGold and an indemnity from the Issuer and AngloGold, in each case in favour of the Managers. The obligations of the Managers were subject to certain conditions which were satisfied and the Convertible Bonds were duly issued and subscribed for pursuant to the Subscription Agreement on 19 February 2004. Under the Subscription Agreement the Issuer also granted the Managers an option (the "Manager's Option") to subscribe up to an additional US$100 million principal amount of the Convertible Bonds to be exercised on one occasion in the period ending on 28 March 2004 to cover over- allotments, if any, and for the purposes of covering short positions resulting from stabilisation transactions. The Manager's Option was exercised on 25 February 2004. The Managers were entitled to certain commissions and expenses pursuant to the Subscription Agreement which are estimated to amount in total to approximately US$9 million. AngloGold has guaranteed all payments and agreed to procure the fulfilment of the conversion rights in respect of the Convertible Bonds.
13. LITIGATION
There are no legal or arbitration proceedings in which any member of the AngloGold Group is or has been engaged, including any such proceedings which are pending or threatened of which AngloGold is aware, which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position of the AngloGold Group or, following the Merger, the Combined Group.
Save as disclosed below, there are no legal or arbitration proceedings in which any member of the Ashanti Group is or has been engaged, including any such proceedings which are pending or threatened of which Ashanti is aware, which may have a significant effect on the financial position of the Combined Group following the Merger.
Ashanti, Sam Jonah and Mark Keatley (Ashanti's former Chief Financial Officer) have been named as defendants in a consolidated class action under the United States federal securities laws in the United States District Court for the Eastern District of New York alleging nondisclosures and misstatements concerning Ashanti's hedging position and programme. The plaintiffs contend that Ashanti's and the individual defendants' actions violated Sections 10(b) and 20(a) of the Securities Exchange Act and Rule 10b-5 promulgated thereunder. Two of the proposed class actions that were consolidated purported to be brought on behalf of investors who purchased Ashanti Shares during the period 28 July 1999 through 5 October 1999, the 1999 Class Period, while the third purported to be brought on behalf of investors who purchased Ashanti Shares during the period 21 April 1997 through 5 October 1999, the 1997-1999 Class Period. The plaintiffs seek unspecified damages, attorneys' and experts' fees and other relief.
The three actions were consolidated for all purposes by the court and the court appointed lead plaintiffs and lead counsel under the US Private Securities Litigation Reform Act of 1995. A consolidated amended class action complaint was filed on 27 October 2000. Pursuant to a Stipulation and Order signed by the court, the claims in the 1997-1999 Class Period were stayed.
The damages sought by the plaintiffs have not yet been specified, as is common practice in US litigation at the current stage of the proceedings.

Ashanti is vigorously defending the claims. Depositions of key witnesses have been taken and currently, certain pre-trial motions filed by both parties have yet to be resolved by the trial court. Although Ashanti cannot make any assurances regarding the ultimate outcome of this litigation, based on its current knowledge, Ashanti believes that the outcome will have no material adverse affect on its financial position.
14. EXPENSES
The costs, charges and expenses of, and incidental to, the Merger, including stamp duty, printing and publishing expenses and fees payable to professional advisers, and the costs of the listing on the LSE, the GSE, the JSE, the NYSE and Euronext Paris of the New AngloGold Ashanti Shares, New AngloGold Ashanti ADSs and the AngloGold Ashanti GhDSs are estimated to amount to approximately US$85 million.
15. SUMMARY OF THE TRANSACTION AGREEMENT
15.1 The Transaction Agreement (as amended) was entered into on 4 August 2003 between Ashanti and
AngloGold, and sets out the terms and conditions subject to which the Merger is to be effected. Under the Transaction Agreement, and subject to the terms and conditions thereof, among other things:
(a)  AngloGold agreed to appear by Counsel at the Court Hearing and to comply with all reasonable procedures and processes imposed by the High Court in connection with the Scheme and agreed to be bound by the Court Order to the extent that the Scheme is not amended or modified by the High Court in a manner detrimental to AngloGold without the prior written consent of AngloGold. Subject to the terms and conditions of the Transaction Agreement, if required, AngloGold will provide an undertaking to the High Court to be bound by the Scheme;
(b)  each of Ashanti and AngloGold agreed to cooperate and consult with each other in the preparation and publication of this document and any other document or filing which is required or which Ashanti and AngloGold (as the case may be) reasonably consider to be necessary or appropriate for the purposes of implementing the Merger;
(c)  subject to their respective directors' fiduciary duties and to the provisions of the Transaction
Agreement relating to its termination and subject further to AngloGold (i) not being required to dispose of any of its assets or those of Ashanti's or their respective subsidiaries (save in respect of certain assets) or (ii) not being limited in its actions in respect of (or in its ability to retain any assets or portions thereof) of the Combined Group, each of Ashanti and AngloGold agreed to take all appropriate action to consummate and make effective the Scheme and the Merger;
(d)  until the Effective Date Ashanti has agreed not to directly or indirectly without the prior written consent of AngloGold:
(i)   issue any authorised but unissued shares of any class of its share capital other than pursuant to the exercise of Ashanti Warrants and Ashanti Options and awards under the Ashanti Option Plan and the Ashanti Incentive Schemes;
(ii)   issue or grant options of any unissued shares of any class of its share capital;
(iii) create or issue, or permit the creation or issue of, any securities carrying rights of conversion into or subscription for shares of any class of its share capital;
(iv)  sell, dispose of or acquire or agree to sell, dispose of or acquire any assets for consideration in excess of US$50 million in the aggregate;
(v)   enter into any contracts otherwise than in the ordinary course; or
(vi)  enter into any hedging transaction or restructuring of any hedging transaction (other than for working capital purposes) that would have a negative impact on marked-to-market of more than US$5 million at the time immediately after entering into such hedging transaction or restructuring (except for the close out or termination of any hedging transaction that is within six months of the maturity date);
(e)  Ashanti has agreed not to solicit any alternate acquisition proposals but is not prevented from receiving and considering or providing any information in relation to new proposals provided that it notifies AngloGold of the receipt of any acquisition proposal and the material terms thereof and discloses any information regarding Ashanti made available to persons in connection with such alternate acquisition proposals to AngloGold;

(f)  the entitlements of Ashanti directors and employees are as follows:
(i)   if any director or employee of Ashanti is given notice of termination of contract between the
Effective Date and 18 months from the Effective Date then AngloGold has agreed that such director or employee shall receive their contractual entitlement on termination and, in certain circumstances, certain employees shall receive an amount greater than their contractual entitlement;
(ii)   if, within three months after the Effective Date, any executive director is not offered a position as an executive director of AngloGold Ashanti or another position that is reasonably acceptable to that executive director in the Combined Group then AngloGold shall give notice of termination of that executive director's employment and the executive director will receive their contractual entitlement on termination;
(iii) the directors and employees have no obligation to mitigate their losses; and
(iv) prior to completion of the Merger, bonuses payable to the executive directors will be determined by the Management Development and Remuneration Committee of Ashanti, in a maximum aggregate amount of US$1.5 million and such bonuses will be paid to the executive directors upon completion of the Merger;
(g)  except as provided below, the Ashanti Board may not withdraw, or propose to withdraw, its recommendation. If, at any time prior to the Effective Date, the Ashanti Board receives an acquisition proposal that the Ashanti Board determines to be a superior proposal to the Merger, the Ashanti Board will be permitted to withdraw its recommendation if, after providing written notification to AngloGold of such proposal and of the Ashanti Board's intent to withdraw its recommendation, AngloGold does not, within six business days of such notification, increase the consideration offered or otherwise improve the terms of the Merger or, if after such increase or improvement, the Ashanti Board still determines in good faith (after having received a written opinion of a financial adviser of the fairness of the superior proposal from a financial point of view) that the superior proposal is still superior to the revised AngloGold offer;
(h)  in addition, if the Ashanti Board determines, in its good faith judgement after having received advice of outside legal counsel, that the failure to withdraw its recommendation would constitute a breach of its fiduciary duties under applicable law, the Ashanti Board may withdraw its recommendation upon notice to AngloGold; provided, however, that in making such determination, the Ashanti Board may not take into account any acquisition proposal or inquiry that is reasonably likely to result in an acquisition proposal;
(i)   should the Ashanti Board receive a superior proposal and withdraw its recommendation and either
AngloGold or Ashanti terminates the Transaction Agreement because of such withdrawal, Ashanti will be required to pay to AngloGold, upon such termination, a termination fee of US$15,000,000. In the event that Ashanti determines, after having taken advice from legal counsel, that the payment of such termination fee to AngloGold would violate Ghanaian law, Ashanti will promptly deposit US$15,000,000 into an escrow account pending the determination of a court of competent jurisdiction in Ghana that the payment of such termination fee to AngloGold would not violate Ghanaian law. Ashanti has also agreed to procure that any third party that makes a superior proposal agrees to pay the termination fee of US$15,000,000 upon consummation of that superior proposal if it has not been paid earlier by Ashanti;
(j)   if AngloGold wrongfully terminates the Transaction Agreement in breach of its obligations to complete the Merger, it will be committed to pay Ashanti US$75,000,000 to compensate it for the damages Ashanti will have suffered as a result of the breach. If Ashanti wrongfully terminates the agreement in breach of its obligations, it will be liable for all damages incurred by AngloGold, which, in that event, will not be subject to any limit. The rights of third parties to enforce the Transaction Agreement have been excluded;
(k)   the Transaction Agreement may be terminated and the Scheme and other transactions contemplated by the Transaction Agreement may be abandoned in the following circumstances at any time prior to the Effective Date notwithstanding any requisite approval of the Scheme by Ashanti Shareholders:
(i)
by mutual written consent of AngloGold and Ashanti duly authorised by the board of directors of AngloGold and the Ashanti Board; or

(ii)
by either AngloGold or Ashanti, if the Effective Date does not occur by 31 May 2004 or such later date as may be agreed by the parties in writing (such date being referred to as the "End Date"); or
(iii)
by either AngloGold or Ashanti, if any Governmental Authority enacts or issues or promulgates any injunction, order, decree or ruling which has become final and non appealable and which makes the consummation of the Scheme illegal or otherwise prevents or prohibits consummation of the Scheme; or
(iv)
by either AngloGold or Ashanti, if the Scheme fails to receive the requisite vote of Ashanti Shareholders at the Scheme Meeting; or
(v)
by either AngloGold or Ashanti, if the High Court does not issue the Court Order and issues an order to this effect; or
(vi)
by AngloGold if (i) the Ashanti Board withdraws its recommendation or (ii) the terms and conditions of the Scheme are modified without the prior written consent of AngloGold; or
(vii)   by AngloGold if AngloGold determines that any condition of the Scheme (as set out in the
Transaction Agreement) is incapable of being satisfied or remedied prior to 31 May 2004 (or such later date as is agreed between the parties) provided that AngloGold cannot assert that there has been a material adverse effect relating to Ashanti as the basis for the termination unless certain requirements are satisfied by AngloGold; or
(viii)  by AngloGold on the date on which the order of the High Court of Ghana confirming the
Scheme is issued, prior to 10:00 a.m. (GMT), or on the previous day if there has been a failure to satisfy certain conditions to the Scheme; or
(ix)
by Ashanti if the Ashanti Board has withdrawn its recommendation in accordance with the Transaction Agreement; and
(l)    the Transaction Agreement is governed by the laws of England, and any disputes arising under the agreement will be submitted to the exclusive jurisdiction of the courts of England.
16. PRINCIPAL SUBSIDIARIES AND OTHER PRINCIPAL UNDERTAKINGS OF ANGLOGOLD
16.1 Principal subsidiaries of AngloGold
The principal subsidiaries of AngloGold as at 27 February, 2004 (being the last practicable date prior to publication of this document) are set out in the table below. Each of these subsidiaries is included in the consolidated accounts of AngloGold.
Percentage of
Nature of
issued share
Name and registered address
business
Shares held
capital held
AngloGold American Investments Limited
Incorporated in the British Virgin Islands
- IBC 307345
Registered Office: Akara Building, 24 De Castro
Street, Wickhams Cay 1, P.O. Box 3136,
Investment
Road Town, Tortola, British Virgin Islands Holding 1 100
AngloGold Offshore Investments Limited
Incorporated in the British Virgin Islands
- IBC 127229
Registered Office: Akara Building, 24 De Castro
Street, Wickhams Cay 1, P.O. Box 3136,
Investment
Road Town, Tortola, British Virgin Islands Holding 5,001,000 100
Save as disclosed above, there are no subsidiary undertakings of AngloGold which AngloGold considers are likely to have a significant effect on the assessment of the assets and liabilities, financial position, profits and losses and prospects of the AngloGold Group or of the rights attaching to the AngloGold Shares.

17. PRINCIPAL INVESTMENTS BY ANGLOGOLD IN OTHER UNDERTAKINGS AND DISPOSALS OF
PRINCIPAL ASSETS
The main investments of AngloGold in other undertakings, as well as the disposals of principal assets undertaken by AngloGold, over the last three financial years and during the current financial year are as follows:
On 5 September 2001, AngloGold announced that it was to make a takeover offer for Normandy Mining Limited ("Normandy"), Australia's largest listed gold mining company. The offer was to be settled in AngloGold Shares in the ratio of 4.30 AngloGold Shares for every 100 Normandy shares. The final offer to Normandy shareholders comprised 4.30 AngloGold Shares plus a cash consideration of A$30 for every 100 Normandy shares. At the close of the offer on 18 January 2002, AngloGold had received acceptances totalling 159,703,481 Normandy shares (7.16 per cent of the Normandy issued share capital). Arising out of the offer, a total of 6,869,602 AngloGold Shares were issued. This excludes 143,630 AngloGold Shares issued under the top-up facility to Normandy shareholders. The Normandy shares acquired were sold on the market on 21 January 2002 realising a total cash consideration of US$158 million.
During July 2002 AngloGold acquired an additional 46.25 per cent of the equity, as well as the total loan assignment, of Cerro Vanguardia SA, a company conducting gold mining operations in Argentina, from Perez Companc International SA, for a net cash consideration of US$97 million, thereby increasing its interest in Cerro Vanguardia to 92.5 per cent.
On 27 February 2003, AngloGold announced that it had entered into a purchase and sale agreement with Queenstake for its interest in the Jerritt Canyon joint venture. Under the agreement, Queenstake paid the Jerritt Canyon joint venture US$1.5 million in cash and 32 million shares of Queenstake on closing, with US$6 million in deferred payments, payable over the period 30 June 2005 to 30 September 2006 at the rate of US$1 million per quarter, with additional royalty payments of up to US$4 million, which royalty payments will commence from 30 June 2005 and will be determined based upon a percentage of gold sales less refining charges, refining penalties, certain taxes, transport and royalties payable to the United States Government. The percentage used to determine such royalty payments will depend upon the then prevailing gold price. Queenstake agreed to accept full closure and reclamation and other liabilities. The transaction closed on 2 July 2003 and subsequently AngloGold sold its entire interest in the shares of Queenstake during November 2003 for a cash consideration of US$9.4 million.
On 18 September 2003, AngloGold announced that agreement had been reached with Gold Fields Limited ("Gold Fields") regarding the acquisition by AngloGold of a portion of the mining area of Gold Fields' Driefontein mine adjacent to TauTona in the Witwatersrand Basin, South Africa, known as 1C11, for a cash consideration of ZAR315 million.
On 14 November 2003, AngloGold announced that it had entered into a purchase and sale agreement with Greater Pacific Gold Ltd (GPG) for the sale of the Union Reefs mine in Australia and its associated assets and tenements. It is anticipated that this transaction will be completed during the first half of 2004.
On 24 November 2003, AngloGold entered into a purchase and sale agreement with Tanami Gold in regards to the sale of the Western Tanami Project assets including the Coyote prospect in Australia. In terms of the agreement, Tanami Gold will pay AngloGold an A$0.25 million nonrefundable cash deposit paid immediately, issue 25 million ordinary shares in Tanami Gold to AngloGold and pay A$3.75 million in cash on or before 16 January 2004, pay A$5 million in cash on or before 120 days after 16 January 2004 and pay a production royalty based upon future gold production, if any, from the entire present Western Tanami Project tenements. According to this agreement, Tanami Gold issued 25 million of its ordinary shares and paid A$3.75 million in cash to AngloGold on 16 January 2004.

18. PRINCIPAL ESTABLISHMENTS OF ANGLOGOLD
In addition to the Great Noligwa and TauTona mines (which account for more than 10 per cent of net turnover or production of AngloGold and which are described in further detail in paragraph 3 of Part III of this document), the following are the principal establishments of AngloGold:
Description
Location
Approx. gross
Tenure
internal area
(sq metres)
Registered Principal Office 11 Diagonal Street 18,403.5 Leasehold
Johannesburg 2001
PO Box 62117
Marshalltown 2107
Registered Office Level 13, St Martins Tower 1,364.4 Leasehold
44 St George's Terrace, Perth WA 6000
19. PATENTS, LICENCES AND PROCESSES
AngloGold and its subsidiary companies hold the right to use certain proprietary technology and intellectual property, including patented technology and other forms of protected intellectual property. These rights relate to various aspects of AngloGold's business, from routine software and related computer technology in support of office operations, to intellectual property contained and/or used in the mining and mineral processing operations. AngloGold, as a group, is not dependent on these various forms of intellectual property for the conduct of its business as a whole.
20. DESCRIPTION OF ANGLOGOLD ASHANTI ADSs AND ANGLOGOLD ASHANTI GHDSs
This paragraph 20 gives a summary description of the AngloGold Ashanti ADSs and AngloGold Ashanti GhDSs, as if the Scheme had become effective.
20.1 The AngloGold Ashanti ADS Depositary Agreement
The following is a summary of certain provisions of the AngloGold Ashanti ADS Depositary Agreement (the "ADS Depositary Agreement"). As this paragraph is a summary, it may not contain all the information that may be important to a holder of AngloGold Ashanti ADSs. For more complete information, holders of AngloGold Ashanti ADSs should read the entire ADS Depositary Agreement and the AngloGold Ashanti ADSs, the forms of which are exhibits to AngloGold's registration statement on Form F-6 (Registration Statement No. 333-14066) filed with the SEC.
Copies of the ADS Depositary Agreement are available for inspection at the Corporate Trust Office of The Bank of New York currently located at 101 Barclay Street, New York, New York, 10286.
Description of AngloGold Ashanti ADSs
The Bank of New York, as the depositary in respect of the AngloGold Ashanti ADSs, will issue the AngloGold Ashanti ADSs. Each AngloGold Ashanti ADS represents one AngloGold Ashanti Share. It is possible to hold AngloGold Ashanti ADSs either directly or indirectly through a broker or other financial institution.
AngloGold Ashanti Shares are deposited with The Bank of New York's custodians in South Africa: The Standard Bank of South Africa Limited, Societe Generale South Africa Limited, FirstRand Bank Limited, National Australia Bank Limited and Australia and New Zealand Banking Group Limited (each, a "custodian"). Each AngloGold Ashanti ADS also represents securities, cash or other property deposited with The Bank of New York but not distributed to AngloGold Ashanti ADS holders. The Bank of New York's Corporate Trust Office is located at 101 Barclay Street, New York, NY 10286. The principal executive office of The Bank of New York is located at One Wall Street, New York, NY 10286.

Because The Bank of New York actually holds the AngloGold Ashanti Shares, holders of AngloGold Ashanti ADSs may, in certain circumstances, not be treated by AngloGold as AngloGold Shareholders. The rights of ADS holders and the rights of AngloGold Ashanti Shareholders and obligations of The Bank of New York as depositary are set out in the ADS Depositary Agreement amongst AngloGold Ashanti, The Bank of New York and the registered holders and beneficial owners of AngloGold Ashanti ADSs. The ADS Depositary Agreement and the AngloGold Ashanti ADSs are generally governed by the laws of the State of New York. The following is a summary of the ADS Depositary Agreement.
Dividends and Other Distributions
The Bank of New York has agreed to pay to holders of AngloGold Ashanti ADSs the cash dividends or other distributions it or a custodian receives on AngloGold Ashanti Shares or other deposited securities after deducting any fees and expenses and any applicable withholding taxes. Holders of AngloGold Ashanti ADSs will receive these distributions in proportion to the number of AngloGold Ashanti Shares their AngloGold Ashanti ADSs represent.
Cash
The Bank of New York will convert any cash dividend or other cash distribution AngloGold Ashanti pays on the AngloGold Ashanti Shares into US dollars (unless AngloGold Ashanti pays it in US dollars), if it can do so on a reasonable basis and can transfer the US dollars to the United States. Currently, AngloGold pays dividends on AngloGold Shares in South African rand. AngloGold Ashanti may declare dividends and distributions on the AngloGold Ashanti Shares in any currency that the board of directors or shareholders at a general meeting approve.
In accordance with the ADS Depositary Agreement, The Bank of New York, via its appointed South African bank, will convert the South African rand it receives from AngloGold Ashanti to US dollars and distribute dividends in US dollars to registered holders of AngloGold Ashanti ADSs. If that is no longer possible or if any approval from any government is needed and cannot be obtained, The Bank of New York may distribute non-US currency only to those holders of AngloGold Ashanti ADSs to whom it is possible to make this type of distribution. The Bank of New York may hold the non-US currency it cannot convert for the account of holders of AngloGold Ashanti ADSs who have not been paid, unless a holder of AngloGold Ashanti ADSs requests in writing to receive the non-US currency distribution. It will not invest the non-US currency, and it will not be liable for the interest.
Before making a distribution, any withholding taxes that must be paid will be deducted. See "Payment of Taxes" below. The Bank of New York will distribute only whole US dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York cannot convert the non-US currency, holders of AngloGold Ashanti ADSs may lose some or all of the value of the distribution.
Ordinary shares
The Bank of New York may distribute to holders of AngloGold Ashanti ADSs additional AngloGold Ashanti ADSs representing AngloGold Ashanti Shares that AngloGold Ashanti distributes as a dividend or free distribution, provided AngloGold Ashanti provides it promptly with satisfactory evidence that it is legal to do so. If The Bank of New York does not distribute additional AngloGold Ashanti ADSs, the outstanding AngloGold Ashanti ADSs will also represent the newly distributed Shares. The Bank of New York will only distribute whole AngloGold Ashanti ADSs. It will sell AngloGold Ashanti Shares that would require it to deliver a fraction of an AngloGold Ashanti ADS and distribute the net proceeds in the same way as it distributes cash.
Rights to subscribe for additional AngloGold Ashanti Shares
If AngloGold Ashanti offers holders of AngloGold Ashanti Shares, any rights to subscribe for additional AngloGold Ashanti Shares or any other rights, The Bank of New York, after consultation with AngloGold Ashanti, may make these rights available to holders of AngloGold Ashanti ADSs or sell the rights and distribute the proceeds in the same way as it distributes cash. If The Bank of New York cannot do either of these things for any reason, it may allow these rights to lapse. In that case, holders of AngloGold Ashanti ADSs will receive no value for them.

If The Bank of New York makes these types of subscription rights available to holders of AngloGold Ashanti ADSs, upon instruction from holders of AngloGold Ashanti ADSs, it will exercise the rights and purchase the AngloGold Ashanti Shares on their behalf. The Bank of New York will then deposit the AngloGold Ashanti Shares and deliver AngloGold Ashanti ADSs to the holders of AngloGold Ashanti ADSs. It will only exercise these rights if holders of AngloGold Ashanti ADSs pay it the exercise price and any other charges the rights require them to pay.
US securities laws may restrict the sale, deposit, cancellation and transfer of the AngloGold Ashanti ADSs issued after exercise of rights. For example, holders of AngloGold Ashanti ADSs may not be able to trade the AngloGold Ashanti ADSs freely in the United States. In this case, The Bank of New York may deliver AngloGold Ashanti ADSs which are "restricted securities" within the meaning of Rule 144 under the US Securities Act which will have the same provisions as the AngloGold Ashanti ADSs described here, except for the changes needed to put the restrictions in place.
Other Distributions
The Bank of New York will send to holders of AngloGold Ashanti ADSs any other distributions that AngloGold Ashanti makes on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York may decide to sell what AngloGold Ashanti distributes, and then distribute the net proceeds in the same way as it distributes cash, or it may decide to hold what AngloGold Ashanti distributes, in which case the outstanding ADSs will also represent the newly distributed property.
The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of AngloGold Ashanti ADSs. AngloGold Ashanti has no obligation to register AngloGold Ashanti ADSs, AngloGold Ashanti Shares, rights or other securities under the US Securities Act. AngloGold Ashanti also has no obligation to take any other action to permit the distribution of AngloGold Ashanti ADSs, AngloGold Ashanti Shares, rights or anything else to holders of AngloGold Ashanti ADSs. This means that the holders of AngloGold Ashanti ADSs may not receive the distribution AngloGold Ashanti makes on AngloGold Ashanti Shares or any value for them if it is illegal or impractical for AngloGold Ashanti to make them available to the holders of AngloGold Ashanti ADSs.
Deposit, Withdrawal and Cancellation
The Bank of New York will deliver AngloGold Ashanti ADSs if a holder of AngloGold Ashanti Shares or their broker deposits AngloGold Ashanti Shares or evidence of rights to receive AngloGold Ashanti Shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will register the appropriate number of AngloGold Ashanti ADSs in the names such holder of AngloGold Ashanti Shares requests and will deliver the AngloGold ADSs at its Corporate Trust office to the persons such holder of AngloGold Ashanti Shares request.
Holders of AngloGold Ashanti ADSs may turn in their AngloGold Ashanti ADSs at The Bank of New York's Corporate Trust Office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver (1) the underlying AngloGold Ashanti Shares to an account designated by the relevant holder of AngloGold Ashanti ADSs and (2) any other deposited securities underlying the AngloGold Ashanti ADSs at the office of the Custodian. Or, at the request, risk and expense of the AngloGold Ashanti ADS holders, The Bank of New York will deliver the deposited securities at its Corporate Trust Office.
Voting Rights
Holders of AngloGold Ashanti ADSs may instruct The Bank of New York to vote the AngloGold Ashanti Shares underlying their AngloGold Ashanti ADSs, but only if AngloGold Ashanti asks, in writing, The Bank of New York to request their instruction. Otherwise, holders of AngloGold Ashanti ADSs will not be able to exercise their right to vote unless they withdraw the AngloGold Ashanti Shares. However, the holders of AngloGold Ashanti ADSs may not know about the meeting enough in advance to withdraw the AngloGold Ashanti Shares.

If AngloGold Ashanti asks for the instructions of holders of AngloGold Ashanti ADSs, The Bank of New York will notify them of the upcoming vote and arrange to deliver AngloGold Ashanti voting materials to them. The materials will (a) describe the matters to be voted on and (b) explain how holders of AngloGold Ashanti ADSs, on or before a certain date, may instruct The Bank of New York to vote the AngloGold Ashanti Shares or other deposited securities underlying their AngloGold Ashanti ADSs as they direct. For instructions to be valid, The Bank of New York must receive them on or before the date specified. The Bank of New York will try, as far as practical, to vote or to have its agents vote the AngloGold Ashanti Shares or other deposited securities as holders of AngloGold Ashanti ADSs instruct, but this is subject to South African law, the provisions of AngloGold Ashanti's memorandum and articles of association and of the deposited securities, and any applicable rule of the JSE. The Bank of New York will only vote or attempt to vote as such holders of AngloGold Ashanti ADSs instruct. However, if and to the extent that The Bank of New York does not receive the voting instructions, it will give a proxy to vote the relevant AngloGold Ashanti Shares to a person designated by AngloGold Ashanti, unless AngloGold Ashanti does not wish the proxy to be given, or substantial opposition exists, or the issue at hand materially and adversely affects the rights of holders of AngloGold Ashanti Shares.
AngloGold Ashanti cannot assure the holders of AngloGold Ashanti ADSs that they will receive the voting materials in time for them to instruct The Bank of New York to vote their AngloGold Ashanti Shares. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that holders of AngloGold Ashanti ADSs may not be able to exercise their right to vote and there may be nothing they can do if their AngloGold Ashanti Shares are not voted as they requested.
Fees and Expenses
AngloGold Ashanti ADS holders must pay:
For:
US$5.00 (or less) per 100 AngloGold Ashanti ADSs
Each issuance of AngloGold Ashanti ADS, including as a result of a distribution of
AngloGold Shares or rights or other property
Each cancellation of a AngloGold Ashanti ADS, including if the AngloGold Ashanti Depositary Agreement terminates
US$0.02 (or less) per AngloGold Ashanti ADS Any cash payment
Registration or transfer fees
Transfer and registration of AngloGold Ashanti Shares on the AngloGold Ashanti share register to or from the name of the holder of AngloGold Ashanti ADSs to the name of The Bank of New York or its agent when AngloGold Ashanti Shares are deposited or withdrawn
Expenses of The Bank of New York Conversion of non-US currency to US dollars
Cable, telex and facsimile transmission expenses
Taxes and other governmental charges The As necessary
Bank of New York or any custodian has to pay on any AngloGold Ashanti ADS or AngloGold Ashanti Share underlying an AngloGold Ashanti ADS, for example, stock transfer taxes, stamp duty or withholding taxes
A fee equivalent to the fee that would have been Distribution of securities distributed to holders of payable if the securities distributed had been  deposited securities that are distributed by The
AngloGold Ashanti Shares deposited for Bank of New York to AngloGold Ashanti ADS issuance of AngloGold Ashanti ADSs holders

Payment of Taxes
Holders of AngloGold Ashanti ADSs will be responsible for any taxes or other governmental charges payable on their AngloGold Ashanti ADSs or on the deposited securities underlying their AngloGold Ashanti ADSs. The Bank of New York may refuse to transfer their AngloGold Ashanti ADSs or allow them to withdraw the deposited securities underlying their AngloGold Ashanti ADSs until such taxes or other charges are paid. It may apply payments owed to holders of AngloGold Ashanti ADSs or sell deposited securities underlying their AngloGold Ashanti ADSs to pay any taxes to holders of AngloGold Ashanti ADSs owe, and holders of AngloGold Ashanti ADSs will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of AngloGold Ashanti ADSs to reflect the sale and pay to holders of AngloGold Ashanti ADSs any proceeds, or send to them any property, remaining after it has paid the taxes.
Reclassifications
If AngloGold Ashanti:
Then:
Changes the nominal or par value of the Anglo- The cash, AngloGold Ashanti Shares or other
Gold Ashanti Shares, or securities received by The Bank of New York
Reclassifies, splits up or consolidates any of will become deposited securities. Each Anglo-
the deposited securities
Gold Ashanti ADS will automatically represent its equal share of the new deposited securities
Distributes securities on the AngloGold Ashanti The Bank of New York may, with AngloGold's
Shares that are not distributed to holders of approval, and will, if AngloGold Ashanti asks it
AngloGold Ashanti ADSs; or recapitalises to, deliver new AngloGold Ashanti ADSs or ask substantially all of AngloGold Ashanti's holders of AngloGold Ashanti ADSs to surrender assets, or takes any similar action
their outstanding AngloGold Ashanti ADSs for issuance of new AngloGold Ashanti ADSs identifying the new deposited securities
Amendment and Termination
AngloGold Ashanti may agree with The Bank of New York to amend the ADS Depositary Agreement and the AngloGold Ashanti ADSs without the consent of holders of AngloGold Ashanti ADSs for any reason. If the amendment adds or increases fees or charges (except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses) or if the amendment prejudices an important right of AngloGold Ashanti ADS holders, it will only become effective 30 days after The Bank of New York notifies holders of AngloGold Ashanti ADSs of the amendment. At the time an amendment becomes effective, holders of AngloGold Ashanti ADSs are considered, by continuing to hold their AngloGold Ashanti ADSs, to agree to the amendment and to be bound by the AngloGold Ashanti ADSs and the agreement as amended.
The Bank of New York may terminate the ADS Depositary Agreement by mailing notice of termination to AngloGold Ashanti ADS holders at least 30 days prior to the date fixed in the notice if AngloGold Ashanti asks it to do so. The Bank of New York may also terminate the ADS Depositary Agreement if The Bank of New York has told AngloGold Ashanti that it would like to resign and AngloGold has not appointed a new depositary bank within 90 days. In both cases, The Bank of New York must notify holders of AngloGold Ashanti ADSs, at least 30 days before termination.
After termination, The Bank of New York and its agents will be required to do only the following under the ADS Depositary Agreement: collect distributions on the deposited securities, sell rights, and, upon surrender of AngloGold Ashanti ADSs, deliver AngloGold Ashanti Shares and other deposited securities. One year after the date of termination or later, The Bank of New York may sell any remaining deposited securities by public or private sale and will hold the proceeds of the sale, as well as any other cash it is holding under the ADS Depositary Agreement, for the pro rata benefit of the holders of AngloGold Ashanti ADSs who have not surrendered their AngloGold Ashanti ADSs. It will not invest the money and will have no liability for interest. The Bank of New York's only obligations will be to account for the proceeds of the sale and other cash. After termination, AngloGold Ashanti's only obligations will be with respect to indemnification of, and payment of certain amounts to, The Bank of New York.

Limitations on Obligations and Liability to AngloGold Ashanti ADS holders
The ADS Depositary Agreement expressly limits AngloGold Ashanti's obligations and the obligations of The Bank of New York, and it limits AngloGold Ashanti's liability and the liability of The Bank of New York. AngloGold Ashanti, and The Bank of New York:
·   are only obligated to take the actions specifically set forth in the ADS Depositary Agreement without negligence or bad faith;
·   are not liable if either of AngloGold Ashanti or The Bank of New York is prevented or delayed by law or circumstances beyond their control from performing their obligations under the ADS Depositary Agreement;
·   are not liable if either of AngloGold Ashanti or The Bank of New York exercises discretion permitted under the ADS Depositary Agreement;
·   have no obligation to become involved in a lawsuit or other proceeding related to the AngloGold
Ashanti ADSs or the agreement on behalf of holders of AngloGold Ashanti ADSs or on behalf of any other party;
·   may rely on advice of or information from legal counsel, accountants, and any persons presenting shares for deposit, any registered holder or any other person believed by them in good faith to be competent to give such advice or information; and
·   pursuant to the ADS Depositary Agreement, AngloGold Ashanti and The Bank of New York agree to indemnify each other under certain circumstances.
Requirements for depositary actions
·   Before The Bank of New York will issue, transfer or register the transfer of an AngloGold Ashanti ADS, make a distribution on an AngloGold Ashanti ADS, or allow withdrawal of AngloGold Ashanti Shares, The Bank of New York may require:
·   payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any AngloGold Ashanti Shares or other deposited securities;
·   production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
·   compliance with regulations it may establish, from time to time, consistent with the agreement, including presentation of transfer documents.
The Bank of New York may refuse to deliver, transfer or register transfers of AngloGold Ashanti ADSs generally when the books of The Bank of New York or the books of AngloGold Ashanti are closed, or at any time if either AngloGold Ashanti or The Bank of New York thinks it advisable to do so.
Holders of AngloGold Ashanti ADSs have the right to cancel their AngloGold Ashanti ADSs and withdraw the underlying AngloGold Ashanti Shares at any time except when: (a) temporary delays arise because The Bank of New York or AngloGold Ashanti has closed its transfer books, AngloGold Ashanti Shares are deposited in connection with voting at a shareholder's meeting or AngloGold Ashanti is paying a dividend on the AngloGold Ashanti Shares; (b) such holders owe fees, taxes and similar charges; or (c) it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to AngloGold Ashanti ADSs or to the withdrawal of AngloGold Ashanti Shares or other deposited securities.
This right of withdrawal may not be limited by any other provision of the ADS Depositary Agreement.
Pre-release of AngloGold ADSs
In certain circumstances, subject to the provisions of the ADS Depositary Agreement, The Bank of New York may deliver AngloGold Ashanti ADSs before deposit of the underlying AngloGold Ashanti Shares. This is called a pre-release of the AngloGold Ashanti ADSs. The Bank of New York may also deliver AngloGold Ashanti Shares upon cancellation of pre-released AngloGold Ashanti ADSs (even if the AngloGold Ashanti ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying AngloGold Ashanti Shares are delivered to The Bank of New York. The Bank of New York may receive AngloGold Ashanti ADSs instead of AngloGold Ashanti Shares to close out a pre-release.

The Bank of New York may pre-release AngloGold Ashanti ADSs only under the following conditions:
·   before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer: (a) owns the AngloGold Ashanti Shares or AngloGold Ashanti ADSs to be remitted; (b) assigns all beneficial rights, title and interest in such ADSs or Shares, as the case may be, to The Bank of New York in its capacity as the depositary and for the benefit of the AngloGold Ashanti ADS holders; and (c) will not take any action with respect to such ADSs or Shares, as the case may be, that is consistent with the transfer of beneficial ownership (including, without the consent of The Bank of New York, disposing of such ADSs or Shares, as the case may be) other than satisfaction of such pre-release;
·   the pre-release must be fully collateralised with cash, US government securities, or other collateral that
The Bank of New York considers appropriate; and
·   The Bank of New York must be able to close out the pre-release on not more than five business days'
notice. Each pre-release will be subject to any further indemnities and credit regulations that The Bank of New York deems appropriate. The Bank of New York will normally limit the number of AngloGold Ashanti Shares not deposited but represented by AngloGold Ashanti ADSs outstanding at any time as a result of pre-release so that they do not exceed 30 per cent of the AngloGold Ashanti Shares deposited, although The Bank of New York may disregard this limit from time to time, if it thinks it is appropriate to do so.
20.2 The AngloGold Ashanti GhDS Depositary Agreement
The following is a summary of the material terms of the AngloGold Ashanti GhDS Depositary Agreement (the "GhDS Depositary Agreement"), copies of which are available for inspection at the principal executive office of NTHC Limited, Martco House, 1st Floor, Okai Mensah Link, Accra, Ghana.
Description of AngloGold Ashanti GhDSs
NTHC Limited, as the depositary in respect of the AngloGold Ashanti GhDSs, will issue the AngloGold Ashanti GhDSs. Each AngloGold Ashanti GhDS represents the ownership of one one-hundredth of an AngloGold Ashanti Share. Each AngloGold Ashanti GhDS also represents securities, cash or other property deposited with NTHC Limited but not distributed to AngloGold Ashanti GhDS holders. It is possible to hold AngloGold Ashanti GhDSs either directly or indirectly through a broker or other financial institution.
NTHC Limited will hold on trust (or under equivalent arrangements) for the sole benefit of the holders of AngloGold Ashanti GhDSs all rights pertaining to the deposited securities and all money and benefits that it may receive in respect of them. Neither the deposited securities nor any such rights, money or benefits may be, or be liable to be treated as, assets of NTHC Limited under the laws (including insolvency law) of Ghana or South Africa.
AngloGold Ashanti Shares represented by AngloGold Ashanti GhDSs will be deposited with NTHC Limited's custodian in Ghana, Barclays Bank Ghana Limited (the "GhDS Custodian"), to be held on behalf of NTHC Limited. Because NTHC Limited actually holds the AngloGold Ashanti Shares, holders of AngloGold Ashanti GhDSs must rely on this bank to exercise the rights of an AngloGold Ashanti Shareholder (subject to the GhDS Depositary Agreement). The obligations of NTHC Limited and the GhDS Custodian are set out in the GhDS Depositary Agreement amongst AngloGold Ashanti, NTHC Limited and the GhDS Custodian. The GhDS Depositary Agreement and the AngloGold Ashanti GhDSs are generally governed by the laws of Ghana. The following is a summary of the GhDS Depositary Agreement.
Dividends and Other Cash Distributions
Whenever NTHC Limited receives any cash dividend or other cash distribution on AngloGold Ashanti Shares or other deposited securities in a currency other than Cedis, it will convert such dividend or distribution as promptly as practicable into Cedis. It will distribute the amount, less applicable withholding taxes (see "Payment of Taxes" below), to the holders of AngloGold Ashanti GhDSs in proportion to the number of AngloGold Ashanti GhDSs held, rounding such amount to the nearest whole Cedi. NTHC Limited will only distribute whole Cedis.

If NTHC Limited determines that any foreign currency received by it is not convertible on a reasonable basis in whole or in part into Cedis, or if any approval or license of any government or agency is needed and not obtained within a reasonable time, it may distribute the foreign currency (or an appropriate documents evidencing the right to receive such foreign currency), or, make the distribution in US dollars or hold such foreign currency uninvested and without liability for interest for the account of holders of AngloGold Ashanti GhDSs who have not been paid, provided that NTHC Limited will remain liable to the holder for the amount of such dividend or distribution, and, if requested in writing by the holder, NTHC Limited will distribute the foreign currency to such holder as promptly as practicable.
Distributions of AngloGold Ashanti Shares
NTHC Limited may distribute to holders of AngloGold Ashanti GhDSs additional AngloGold Ashanti GhDSs representing AngloGold Ashanti Shares that AngloGold Ashanti distributes as a dividend or free distribution, less applicable withholding taxes (see "Payment of Taxes" below). In lieu of distributing fractional AngloGold Ashanti GhDSs, NTHC Limited will sell on the GSE the amount of AngloGold Ashanti Shares represented by the aggregate of such fractions and deliver the net proceeds in the same way as it distributes cash. If NTHC Limited does not distribute additional AngloGold Ashanti GhDSs, each AngloGold Ashanti GhDS will also represent the new AngloGold Ashanti Shares.
Rights to Subscribe for Additional AngloGold Ashanti Shares
If AngloGold Ashanti offers holders of any deposited securities any rights to subscribe for additional AngloGold Ashanti Shares or any other rights, NTHC Limited, after consultation with AngloGold Ashanti, may make these rights available to holders of AngloGold Ashanti GhDSs or sell the rights and distribute the proceeds in the same way as it distributes cash. If NTHC Limited cannot do either of these things for any reason, it may, after consultation with AngloGold Ashanti, allow these rights to lapse. If NTHC Limited determines that it may lawfully and feasibly make such rights available to some holders of AngloGold Ashanti GhDSs but not to others, it may do so as it deems appropriate.
In circumstances in which rights would otherwise not be distributed, if a holder of AngloGold Ashanti GhDSs requests warrants or other instruments in order to exercise the rights, NTHC Limited will make such rights available to such holder upon written notice from AngloGold Ashanti to NTHC Limited that (a) AngloGold Ashanti has elected in its sole discretion to permit such rights to be exercised and (b) such holder has executed such documents as AngloGold Ashanti has determined in its sole discretion are reasonably required under applicable law.
If NTHC Limited distributes warrants or other instruments for rights to all or certain holders of AngloGold Ashanti GhDSs, it will exercise the rights upon instruction from such holders pursuant to such warrants or other instruments and upon payment by such holders of: (i) an amount equal to the purchase price of the AngloGold Ashanti Shares to be received upon the exercise of the rights; (ii) the fees of NTHC Limited; and (iii) any other charges as set forth in the warrants or other instruments. Upon the exercise of such rights, NTHC Limited will purchase such AngloGold Ashanti Shares on behalf of such holder and cause the AngloGold Ashanti Shares to be delivered to NTHC Limited for deposit pursuant to the GhDS Depositary Agreement and will execute and deliver AngloGold Ashanti GhDSs to such holder.
Other Distributions
When NTHC Limited receives any other distribution, it will as promptly as practicable cause the securities or property received by it to be distributed (after the deduction of any withholding taxes) to the holders of AngloGold Ashanti GhDSs in any manner that NTHC Limited may deem equitable and practicable. If, in the opinion of NTHC Limited, the distribution cannot be made proportionately or if for any other reason NTHC Limited deems the distribution not to be feasible, it may after consultation with AngloGold Ashanti adopt such method as it may deem equitable and practicable for the purpose of effecting the distribution. Otherwise, NTHC Limited will make the distribution in any manner it may deem equitable and practicable for accomplishing the distribution including the sale of the securities or property and distribution of the net proceeds thus received. No distribution will be unreasonably delayed by NTHC Limited or its agents. To the extent that such securities or property or the net proceeds thereof are not distributed to holders of AngloGold Ashanti GhDSs, each AngloGold Ashanti GhDS will also represent the additional securities or property distributed in respect of the AngloGold Ashanti Shares represented by such AngloGold Ashanti GhDSs representing such AngloGold Ashanti Shares prior to such distribution.

Deposit, Withdrawal and Cancellation
NTHC Limited will issue 100 AngloGold Ashanti GhDSs in respect of each underlying AngloGold Ashanti Share delivered to NTHC Limited for deposit with the GhDS Custodian. Holders of AngloGold Ashanti GhDSs have the right to cancel their AngloGold Ashanti GhDSs and withdraw the underlying AngloGold Ashanti Shares at any time except when: (a)(i) temporary delays arise because NTHC Limited or AngloGold Ashanti has closed its transfer books, (ii) underlying AngloGold Ashanti Shares are deposited in connection with voting at a shareholder's meeting, or (iii) AngloGold Ashanti is paying a dividend on the underlying AngloGold Ashanti Shares; (b) such holders owe fees, taxes and similar charges; or (c) it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to AngloGold Ashanti GhDSs or to the withdrawal of AngloGold Ashanti Shares or other deposited securities. This right of withdrawal may not be limited by any other provision of the GhDS Depositary Agreement.
Upon cancellation of his AngloGold Ashanti GhDSs, a holder of AngloGold Ashanti GhDSs will receive one fully paid up AngloGold Ashanti Share in respect of every 100 AngloGold Ashanti GhDSs (or other such number of AngloGold Ashanti GhDSs as may come to represent an interest in one AngloGold Ashanti Share) cancelled, and a cash payment in the amount of the market value of any AngloGold Ashanti GhDSs held by a holder of AngloGold Ashanti GhDSs which number less than 100 and which are cancelled, less any fees and expenses incurred by NTHC Limited in connection with such cancellation.
Notices of Meetings and Communication of Reports
NTHC Limited will mail notice to holders of AngloGold Ashanti GhDSs of any meeting of AngloGold Ashanti Shareholders and, if requested by AngloGold Ashanti in writing, (i) mail any report of or communication from AngloGold Ashanti, or (ii) give notice of any other matter concerning the affairs of AngloGold Ashanti. NTHC Limited will publish notice of any meeting of holders of AngloGold Ashanti GhDSs in at least two newspapers of national circulation in Ghana, and in such notice inform the holders of AngloGold Ashanti GhDSs of how to obtain the voting materials for the meeting. NTHC Limited will make available for inspection at its registered office any reports and communication received from AngloGold Ashanti, which are both (i) received by the NTHC Limited as the holder of the AngloGold Ashanti Shares and (ii) made generally available to AngloGold Ashanti Shareholders by AngloGold Ashanti. Such reports and communications will be available in the language in which they were received by NTHC Limited from AngloGold Ashanti, except to the extent, if any, that NTHC Limited in its sole discretion elects to both (a) translate into English any of such reports or communications that were not in English when received by NTHC Limited and (b) make such translation available for inspection. NTHC Limited has no obligation of any kind to translate any of such reports or communications or to make such translation, if any, available for inspection.
Voting Rights
A holder of AngloGold Ashanti GhDSs will not be entitled to vote at any general meeting of AngloGold Ashanti, but may, in respect of every 100 AngloGold Ashanti GhDSs (or other such number of AngloGold Ashanti GhDSs as may come to represent an interest in one AngloGold Ashanti Share) held by such holder, direct NTHC Limited in writing to attend any general meeting and to vote on his behalf in the manner directed. Upon receipt of notices of any meeting of holders of AngloGold Ashanti Shares, NTHC Limited will, as soon as practicable thereafter, mail to the holders of AngloGold Ashanti GhDSs a notice including a statement that the holders of AngloGold Ashanti GhDSs as of the close of business on a specified record date will be entitled, subject to any applicable provision of South African Law, of the Memorandum and Articles of Association of the AngloGold Ashanti, and of the AngloGold Ashanti Shares and any applicable rule of the JSE Securities Exchange South Africa, to instruct NTHC Limited as to the exercise of the voting rights, if any, pertaining to the amount of AngloGold Ashanti Shares represented by their respective AngloGold Ashanti GhDSs.
Upon the written request of a holder of AngloGold Ashanti GhDSs on such record date, NTHC Limited will endeavour, in so far as practicable, to vote or cause to be voted the amount of AngloGold Ashanti Shares represented by the AngloGold Ashanti GhDSs held in accordance with the instructions set forth in such request.

If and when a vote is required but NTHC Limited does not receive the voting request of a holder of AngloGold Ashanti GhDSs, it will give a proxy to vote the AngloGold Ashanti Shares underlying that holder's AngloGold Ashanti GhDSs to a person designated by AngloGold Ashanti; provided that no such discretionary proxy will be given with respect to any matter as to which AngloGold Ashanti informs NTHC Limited that: (i) AngloGold Ashanti does not wish such proxy to be given; (ii) substantial opposition exists; or (iii) such matter materially and adversely affects the rights of holders of AngloGold Ashanti GhDSs.
Neither AngloGold Ashanti nor NTHC Limited can give any assurance that holders of AngloGold Ashanti GhDSs generally or any holder in particular will receive the notice described above in time to instruct NTHC Limited to vote as described above. Other than in the case of negligence or bad faith on the part of the NTHC Limited or its agent, NTHC Limited will not be responsible for failing to carry out voting requests or for the manner of carrying out voting requests.
Meetings of Holders of AngloGold Ashanti GhDSs
NTHC Limited or the holders of AngloGold Ashanti GhDSs may call meetings in respect of any issues pertaining to the GhDS Depositary Agreement. A meeting of holders of AngloGold Ashanti GhDSs may be called at any time by NTHC Limited on its own account or on the request of holders of AngloGold Ashanti GhDSs holding not less than 25 per cent of the AngloGold Ashanti GhDSs then in issue. Not less than 21 days notice of a meeting of holders of AngloGold Ashanti GhDSs, inclusive of the day on which the notice is served or is deemed to be served and of the day for which the notice is given, will be given to the holders of AngloGold Ashanti GhDSs and NTHC Limited.
At any meeting all resolutions put to the vote of the meeting shall be decided on a show of hands unless a poll is, before or on the declaration of the result of the show of hands, demanded by the Chairman or by one or more holders of AngloGold Ashanti GhDSs present in person or by proxy and holding or representing 25 per cent of the number of issued AngloGold Ashanti GhDSs. On a poll votes may be given either personally or by proxy. On a show of hands every holder of AngloGold Ashanti GhDSs, who, being an individual, is present in person or by proxy or, being a corporation, is present by its duly authorised representative or its proxy, shall have one vote for every AngloGold Ashanti GhDS held by him or it, and on a poll every holder of AngloGold GhDSs Ashanti who is present in person or by proxy shall have one vote for every AngloGold Ashanti GhDS held by him.
A meeting of holders of AngloGold Ashanti GhDSs duly convened and held in accordance with the GhDS Depositary Agreement shall be competent to: (i) ratify any amendment, alteration or addition to the provisions of the GhDS Depositary Agreement, which has been agreed by NTHC Limited and AngloGold Ashanti; and (ii) require the termination of the appointment of NTHC Limited pursuant to a resolution duly adopted by the holders of AngloGold Ashanti GhDSs.
Fees and Expenses
AngloGold Ashanti GhDS holders must pay:
For:
Taxes and other governmental charges; registration (i) Depositing or withdrawing AngloGold Ashanti fees charged by AngloGold Ashanti or third parties Shares or (ii) surrendering AngloGold Ashanti for the registration of transfers of AngloGold Ashanti GhDS certificates or being the recipient of
Shares on the AngloGold Ashanti share register  an issuance of AngloGold Ashanti GhDS
(such fees will only be payable where the holder certificates transfers the AngloGold Ashanti Shares, but not payable where the transfer is triggered by a corporate action); and reasonable cable, telex and facsimile transmission expenses (such fees will only be payable where the holder transfers the AngloGold Ashanti Shares, but not payable where the transfer is triggered by a corporate action)
Payment of Taxes
Dividend payments and other distributions made by AngloGold Ashanti to persons resident in Ghana for Ghanaian tax purposes will be subject to withholding tax. The rate applicable to dividend payments and other distributions will depend upon whether AngloGold Ashanti is regarded as a company domiciled in Ghana or not. Dividend payments and other distributions made by companies domiciled in Ghana will be subject to a withholding tax at the rate of 10 per cent. In the case of non-resident companies' dividend payments and distributions to shareholders resident in Ghana, the dividend amount is added to the ``assessable income" of the shareholder and the appropriate mainstream tax rates applied. In such cases, the tax liability of the resident shareholder could be higher (up to 32.5 per cent depending on the income of the resident shareholder). AngloGold has submitted an application to the Minister of Finance in Ghana to obtain approval for all distributions of AngloGold Ashanti to Ghanaian residents holding AngloGold Ashanti Securities to be subject to withholding tax at the rate applicable to dividend payments and distributions made by resident companies (currently 10 per cent) and that such withholding tax be deemed the final tax payable on the dividends and other distributions received from AngloGold Ashanti by the holders of AngloGold Ashanti Securities resident in Ghana. NTHC Limited will be responsible, upon the receipt of the payment of any dividend or other distribution by AngloGold Ashanti upon the AngloGold Ashanti Shares held by NTHC Limited or the GhDS Custodian, to deduct withholding tax at the rate applicable to dividend payments made by companies domiciled in Ghana and then pay such amount immediately to the Internal Revenue Service.
Holders of AngloGold Ashanti GhDSs will be responsible for any taxes or other governmental charges payable on their AngloGold Ashanti GhDSs or on the AngloGold Ashanti Shares underlying the AngloGold Ashanti GhDSs. NTHC Limited may refuse to transfer their AngloGold Ashanti GhDSs or to refuse to allow withdrawal of AngloGold Ashanti Shares underlying the AngloGold Ashanti GhDSs until such taxes or other charges are paid. It may apply payments owed to holders of AngloGold Ashanti GhDSs or sell AngloGold Ashanti Shares underlying the AngloGold Ashanti GhDSs to pay any taxes and holders of AngloGold Ashanti GhDSs will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of AngloGold Ashanti GhDSs to reflect the sale and pay to holders of AngloGold Ashanti GhDSs any proceeds, or send to them any property remaining after it has paid the taxes.
Reclassifications
If AngloGold Ashanti:
Then:
Changes the nominal or par value of the The securities received by NTHC Limited will
AngloGold Ashanti Shares; or Reclassifies, splits become deposited securities. Each Ashanti up or consolidates any of the deposited securities; AngloGold GhDS will automatically represent or is affected by a recapitalisation, reorganisation, its equal share of the new deposited securities, merger or consolidation or sale of assets
unless additional AngloGold Ashanti GhDSs are distributed. Additional AngloGold Ashanti GhDSs may be distributed by NTHC Limited with the approval AngloGold Ashanti and will be distributed by NTHC Limited if AngloGold Ashanti so requests
Amendment and Termination
AngloGold Ashanti may agree with NTHC Limited to amend the GhDS Depositary Agreement and the AngloGold Ashanti GhDSs for any reason, without the consent of holders of AngloGold Ashanti GhDSs. If the amendment adds or increases fees or charges (except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses) or if the amendment prejudices an important right of AngloGold Ashanti GhDS holders, it will only become effective 30 days after NTHC Limited notifies holders of AngloGold Ashanti GhDSs of the amendment. At the time an amendment becomes effective, holders of AngloGold Ashanti GhDSs are considered, by continuing to hold their AngloGold Ashanti GhDSs, to agree to the amendment and to be bound by the AngloGold Ashanti GhDSs and the agreement as amended.
The GhDS Depositary Agreement may be terminated by NTHC Limited if requested by AngloGold Ashanti to do so or if NTHC Limited informs AngloGold Ashanti of its intention to resign and no new depositary has been appointed by AngloGold Ashanti within 180 days of such notice or information.

In any event of termination, NTHC Limited will on giving 30 days' notice in writing to all holders of AngloGold Ashanti GhDSs, terminate the GhDS Depositary Agreement and require the exchange of all AngloGold Ashanti GhDSs then outstanding for one fully paid up AngloGold Ashanti Share in respect of every 100 AngloGold Ashanti GhDSs (or other such number of AngloGold Ashanti GhDSs as may come to represent an interest in one AngloGold Ashanti Share) exchanged, and the market value of any AngloGold Ashanti GhDSs held by a holder of AngloGold Ashanti GhDSs which number less than one hundred (or other such number of AngloGold Ashanti GhDSs as may come to represent an interest in one AngloGold Ashanti Share) and which are exchanged.
After termination, NTHC Limited and its agents will be required to do only the following: (i) advise a holder of AngloGold Ashanti GhDSs of the termination of the GhDS Depositary Agreement; (ii) collect distributions on the deposited securities; and (iii) upon cancelling the AngloGold Ashanti GhDSs, deliver AngloGold Ashanti Shares and other deposited securities. A year after the date of termination or later, NTHC Limited may sell any remaining deposited securities by public or private sale and will hold the proceeds of the sale, as well as any other cash it is holding under the GhDS Depositary Agreement, for the pro rata benefit of the holders of AngloGold Ashanti GhDSs who have not surrendered their AngloGold Ashanti GhDSs. It will not be obligated upon termination to invest the money realised and will not be liable for interest. Its only obligations will be to account for the proceeds of the sale and other cash.
After termination, AngloGold Ashanti will be discharged and released from all further obligations under the GhDS Depositary Agreement except for its obligations to NTHC Limited with respect to indemnification of and payment of certain amounts to NTHC Limited.
Limitations on Obligations and Liability to AngloGold Ashanti GhDS Holders
The GhDS Depositary Agreement expressly limits AngloGold Ashanti's obligations and the obligations of NTHC Limited and the GhDS Custodian, and it limits AngloGold Ashanti's liability and the liability of NTHC Limited.
·   NTHC Limited will be subject to liability under the GhDS Depositary Agreement, only where it has performed its obligations specifically set forth in the GhDS Depositary Agreement negligently or in bad faith.
·   NTHC Limited will not be liable to anyone for any payment made, permitted or suffered by NTHC
Limited to any duly empowered fiscal authority of Ghana or elsewhere for taxes or other charges in any way arising out of or relating to any transaction under the GhDS Depositary Agreement, except if such payment is made, permitted or suffered due to negligence or bad faith on the part of NTHC Limited.
·   NTHC Limited may act and will not be liable for anything done or omitted or suffered by it upon the advice and statements of or information obtained from AngloGold Ashanti's lawyers, bankers, accountants, brokers or other persons believed by NTHC Limited in good faith to be experts in relation to the matters upon which they are consulted, and where such experts are consulted with the prior knowledge of, and such advice is made available (at the time it is received) to, AngloGold Ashanti.
·   AngloGold Ashanti will subject to liability under the GhDS Depositary Agreement, only where it has performed its obligations specifically set forth in the GhDS Depositary Agreement negligently or in bad faith.
·   Neither AngloGold Ashanti, NTHC Limited, nor the GhDS Custodian will be obligated to become involved in a lawsuit or other proceeding related to any deposited securities or in respect of the certificates of the AngloGold Ashanti GhDSs, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense and liability will be furnished as often as may be required, and the GhDS Custodian will not be under any obligation whatsoever with respect to such proceedings, the responsibility of the GhDS Custodian being solely to NTHC Limited.
·   NTHC Limited will not be liable for any error of judgment made in good faith in accordance with any request or advice of AngloGold Ashanti or in accordance with any validly given direction of the holders of AngloGold Ashanti GhDSs.
·   Whenever any certificate, notice, instruction or other communication is to be given by AngloGold
Ashanti to NTHC Limited, NTHC Limited may accept as sufficient evidence thereof a document signed or purporting to be signed on behalf of AngloGold Ashanti by any two persons whose signature NTHC Limited is, for the time being, authorised by AngloGold Ashanti to accept.

·   NTHC Limited will not be responsible for any misconduct, mistake, oversight, error of judgment, forgetfulness or want of prudence on the part of AngloGold Ashanti or any legal practitioner, banker, liquidator, or trustee, lawyer, agent or other person acting under the GhDS Depositary Agreement as agent or advisor of AngloGold Ashanti or NTHC Limited.
·   NTHC Limited will be under no obligation to exercise any of its powers vested in it in terms of the
GhDS Depositary Agreement at the request or direction of a holder of AngloGold Ashanti GhDSs, unless such holder has offered to NTHC Limited an acceptable indemnity against the costs, expenses and liabilities, which may be incurred thereby.
·   Neither NTHC Limited nor AngloGold Ashanti will incur liability in respect of any action taken or thing suffered by them in reliance upon any notice, resolution direction, consent, certificate, affidavit, statement, certificate of stock, plan of reorganisation or other paper or document believed to be genuine and to have been passed, sealed or signed by the proper parties, including themselves or their officers.
·   Neither NTHC Limited nor AngloGold Ashanti will incur liability for doing, or failing to do, any act or thing which by reason of any provision of any present or future law or regulation, or of any decree, order or judgment of any court, or by reason of any direction, request, announcement or similar action (whether of binding legal effect or not) which may be taken or made by any person or body acting with, or purporting to exercise the authority of any government, whether legally or otherwise.
·   If for any reason it becomes impossible to carry out the provisions of the GhDS Depositary Agreement,
AngloGold Ashanti will not be under any liability therefore or thereby, and will not incur any liability by reason of any error of law or any matter or thing done or suffered or omitted to be done by it or them in good faith under the GhDS Depositary Agreement.
·   AngloGold Ashanti will not be under any liability, except such liability as may be expressly assumed by it under the GhDS Depositary Agreement, nor will it, save as provided in the GhDS Depositary Agreement, be liable for any act or omission of NTHC Limited.
Requirements for Depositary Actions
Before NTHC Limited will issue, transfer or register the transfer of an AngloGold Ashanti GhDS, make a distribution on an AngloGold Ashanti GhDS, or allow withdrawal of AngloGold Ashanti Shares, NTHC Limited may require:
·   payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any AngloGold Ashanti Shares;
·   production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
·   compliance with regulations it may establish, from time to time, consistent with the agreement, including presentation of transfer documents.
NTHC Limited may refuse to deliver, transfer or register transfers of AngloGold Ashanti GhDSs generally when the books of NTHC Limited or the books of AngloGold Ashanti are closed, or at any time if AngloGold Ashanti thinks it advisable to do so.
Pre-release of AngloGold Ashanti GhDSs
In certain circumstances, subject to the provisions of the GhDS Depositary Agreement and unless requested in writing by AngloGold to cease doing so, NTHC Limited may issue AngloGold Ashanti GhDSs before deposit of the underlying AngloGold Ashanti Shares. This is called a pre-release of the AngloGold Ashanti GhDSs. NTHC Limited may also deliver AngloGold Ashanti Shares upon cancellation of pre-released AngloGold Ashanti GhDSs if the person to whom such AngloGold Ashanti Shares are to be delivered is a banking institution organised pursuant to the laws of South Africa or Ghana (even if the AngloGold Ashanti GhDSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying AngloGold Ashanti Shares are delivered to NTHC Limited. NTHC Limited may receive AngloGold Ashanti GhDSs instead of AngloGold Ashanti Shares to close out a pre-release.

NTHC Limited may pre-release AngloGold Ashanti GhDSs only under the following conditions:
·   before or at the time of the pre-release, the person to whom the pre-release is being made must represent to NTHC Limited in writing that it or its customer owns the AngloGold Ashanti Shares or AngloGold Ashanti GhDSs to be deposited; and
·   the pre-release must be fully collateralised with cash or other collateral that NTHC Limited considers appropriate.
NTHC Limited will close out the pre-release on not more than five business days' notice and, in addition, limit the number of AngloGold Ashanti GhDSs that may be outstanding at any time as a result of pre- release (which will not normally exceed 30 per cent of the AngloGold Ashanti Shares deposited under the GhDS Depositary Agreement), and will limit the value of any individual pre-release transaction, although it may disregard these limits from time to time if it thinks it is appropriate to do so, and may, with the prior written consent of AngloGold Ashanti, change such limit for purposes of general application.
21. GOLDEN SHARE
The Golden Share in Ashanti held by the Government does not carry any right to vote but the holder is entitled to receive notice of and to attend and speak at any general meeting of Ashanti or at any separate meeting of the holders of any class of shares of Ashanti. The Golden Share may only be held by or transferred to a Minister of the Government or any person acting on behalf of such Government and authorised in writing by such Minister.
The following matters require, and will not be effective without, the written consent of the holder of the Golden Share:
(i)   any amendment to or removal of the relevant provisions of the Ashanti Regulations setting out the rights and restrictions attaching to the Golden Share;
(ii)  the voluntary winding-up or voluntary liquidation of Ashanti;
(iii) the redemption of or purchase by Ashanti of the Golden Share;
(iv) the disposal of any mining lease held by Ashanti or any subsidiary of Ashanti; and
(v)  any disposal by Ashanti (other than any disposal in the ordinary course of business of Ashanti) which, alone or when aggregated with any disposal or disposals forming part of, or connected with, the same or a connected transaction, constitutes a disposal of the whole or a material part of the assets of the Ashanti Group taken as a whole. For this purpose, a part of the Ashanti Group's assets will be considered material if either (a) its book value (calculated by reference to the then latest audited consolidated accounts), or the total consideration to be received on its disposal, is not less than 25 per cent of the book value of the net assets of the Ashanti Group or (b) the average profits attributable to it represent at least 25 per cent of the average profits of the Ashanti Group for the last three years for which audited accounts are available (before deducting all charges, except taxation and extraordinary items).
Upon a return of assets in a winding-up or liquidation of Ashanti, the holder of the Golden Share is entitled to the sum of 1,000 cedis in priority to any payment to other members, but the Golden Share confers no further right to participate in the profits or assets of Ashanti. The Golden Share carries no right to any dividend or any right to participate in any offer of securities to existing shareholders or in any capitalisation issue.
The holder of the Golden Share may require Ashanti to redeem the Golden Share at any time in consideration of the payment to such holder of 1,000 cedis.
Under the Stability Agreement, the Government has confirmed and agreed that the Government's rights with respect to the Golden Share apply only in respect of Ashanti's assets and operations in Ghana. The rights do not extend to any other assets or operations of Ashanti outside Ghana, nor to any assets or operations of AngloGold. The Government has also agreed to waive any right it may have under Section 60(I) of the Minerals and Mining Law, 1986, as amended to acquire a special share in AngloGold or any of its direct or indirect subsidiaries or joint ventures.
22. MISCELLANEOUS
22.1 AngloGold was incorporated on 29 May 1944 in South Africa as Vaal Reefs Exploration and Mining
Company Limited. The change of name to AngloGold Limited occurred on 30 March 1998.

22.2 Ernst & Young has given and has not withdrawn its written consent to the inclusion in this document of its name, reports and references thereto, in the form and context in which they appear and has authorised the contents of its report for the purposes of Regulation 6(1)(e) of the UK Financial Services and Markets Act (Official Listing of Securities) Regulations 2001.
22.3 UBS Limited has given and not withdrawn its written consent to the inclusion in this document of its name in the form and context in which it appears.
22.4 First Africa Group Holdings (Pty) Ltd has given and not withdrawn its written consent to the inclusion in this document of its name in the form and context in which it appears.
22.5 CIBC World Markets plc has given and not withdrawn its written consent to the inclusion in this document of its name in the form and context in which it appears.
22.6 Based on the closing middle market price of US$42.95 per AngloGold ADS on the NYSE on 27 February 2004 (the last practicable date before publication of this document) and on the assumption that no further Ashanti Shares are issued between 28 February 2004 and the date the Scheme becomes effective, the aggregate consideration represented by the number of AngloGold Ashanti Shares to be issued in the Merger and pursuant to the Stability Agreement is approximately US$1,748 million. Each such AngloGold Ashanti Share is to be issued credited as fully paid. On the basis of the middle market price for AngloGold Shares at the close of business on 27 February 2004 (the last practicable date prior to publication of this document) of ZAR282.50 on the JSE, this would represent a premium of ZAR282.25 per AngloGold Share over the nominal value of ZAR0.25 per share.
22.7 Save for the issue of the Convertible Bonds described in paragraph 6.3 of Part IX of this document, there has been no significant change in the financial or trading position of AngloGold since 31 December 2003, being the date to which AngloGold's unaudited results for the year ended 31 December 2003 were prepared.
22.8 The AngloGold Directors are not aware of any arrangement under which future dividends are waived or agreed to be waived.
23. ADDITIONAL INFORMATION
General
AngloGold and Ashanti are (and following the Merger, AngloGold Ashanti will continue to be) subject to the information requirements of the US Securities Exchange Act applicable to foreign private issuers having securities registered under Section 12 thereof and, in accordance therewith, file annual reports with and furnish other information to the SEC. The annual reports and other information filed or furnished by AngloGold and Ashanti (and following the Merger, by AngloGold Ashanti) can be inspected and copied at the public reference rooms maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at the above address, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 800-732-0330 (within the US) or +1-202-942-8090 (outside the US). The SEC also maintains an internet worldwide web site that contains reports and other information about issuers, like AngloGold and Ashanti, who file electronically with the SEC. In addition, you may also inspect reports and other information about AngloGold and Ashanti at the offices of the NYSE at 20 Broad Street, New York, New York 10005.
Neither AngloGold nor Ashanti has authorised anyone to give any information or make any representation about the Merger that is different from, or in addition to, that contained in this document, or the Ashanti Scheme Document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or sell, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the Scheme and the resolutions to be proposed at the Ashanti Extraordinary General Meeting as presented in the Ashanti Scheme Document do not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

Canadian Ashanti Securityholders
No technical report, as defined under National Instrument 43-101 Standards for Disclosure of Mineral Projects, will be provided in connection with the Merger or filed with any of the Canadian securities regulatory authorities.
The scientific and technical information relating to AngloGold contained in this document, was prepared in compliance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the "JORC Code") and the South African Code for Reporting of Mineral Resources and Ore Reserves (the "SAMREC Code"). The information relating to Ashanti's ore reserves and mineral resources was prepared in accordance with the JORC Code, and presented in compliance with the UKLA Listing Rules.
24. DOCUMENTS AVAILABLE FOR INSPECTION
Copies of the following documents may be inspected during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the corporate headquarters of AngloGold at 11 Diagonal Street, Johannesburg 2001, PO Box 62117, Marshalltown 2107, Republic of South Africa, at the office of JLD Legal Consultancy Services, #865A/3 Kanda Highway, North Ridge, Accra, Ghana, or at the offices of Shearman & Sterling LLP, Broadgate West, 9 Appold Street, London EC2A 2AP, United Kingdom until the Effective Date:
(a)  the Memorandum and Articles of Association of AngloGold;
(b)  the audited consolidated financial statements of AngloGold for the financial years ended 31 December 2002,
31 December 2001 and 31 December 2000, and the unaudited preliminary financial statement of AngloGold for the financial year ended 31 December 2003;
(c)  the audited consolidated financial statements of Ashanti for the financial years ended 31 December 2003,
31 December 2002 and 31 December 2001;
(d)  the service contracts of Robert M Godsell, Jonathan G Best, David L Hodgson and Kelvin H Williams;
(e)  the Transaction Agreement and the Subscription Agreement;
(f)  the letter from Ernst & Young in relation to pro forma financial information as set out in Part VIII of this document;
(g)  the letter from Ernst & Young in relation to the IFRS reconciliation statement as set out in Part VII of this document;
(h)  the written consents referred to in paragraph 22 of Part IX of this document;
(i)  the Listing Particulars;*
(j)  the Ashanti Scheme Document;*
(k) the AngloGold Ashanti GhDS Depositary Agreement; and
(l)  the AngloGold Ashanti ADS Depositary Agreement.
*These documents are also available for inspection at the times stated above at the Document Viewing Facility, UK Listing Authority, Financial
Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Limited
Date: 5 MARCH 2004
By: /s/ C R BULL

Name:  C R Bull
Title:     Company Secretary